Form 10-K405, Exhibit 13
period 1996-12-31
METRIS COMPANIES INC
filed 1997-03-28
CIK 1021061

Selected Financial Data
(dollars in thousands, except per share and as noted)

                                                     Year Ended December 31,
                                      1996         1995        1994         1993        1992
Income Statement Data (Managed
Basis) (1):
Net Interest Income               $  143,491   $  26,354     $   487     $    279    $   149
Provision for Loan Losses            136,305      26,234
Other Operating Income               126,647      52,969      14,238       10,053      7,630
Other Operating Expense              101,287      45,640      11,222        8,333      4,658
Income Before Income Taxes            32,546       7,449       3,503        1,999      3,121
Tax Rate                                38.5%       38.5%       37.3%        36.9%      36.1%
Net Income                        $   20,016   $   4,581     $ 2,198     $  1,262    $ 1,995

Per Common Share Statistics:
EPS - fully diluted (2)           $     1.16   $    0.28     $  0.14     $   0.08    $  0.12
Stock Price (year end)            $    24.00
Shares Outstanding (year end)         19,225      15,967      15,967       15,967     15,967
(000s)
Shares Used to Compute EPS            17,242      16,439      16,270       15,967     15,967
(fully diluted) (000s)

Credit Card Data (Managed
Basis) (1):
Total Accounts                      1,418,062    702,891
Year-end Managed Loans           $  1,615,940  $ 543,619
Year-end Managed Assets             1,687,227    622,983    $  9,856    $  6,615    $ 5,061
Average Managed Loans               1,018,856    183,274
Average Interest-earning Assets     1,040,924    193,086       6,615       4,531      2,497
Average Managed Assets              1,078,346    214,363       7,076       5,191      2,561
Average Equity                         92,852     30,083       5,365       3,904      2,006

Net Interest Margin (3)                 13.78%     13.65%       7.36%       6.16%      5.97%
Return on Average Assets                 1.86%      2.14%      31.06%      24.31%     77.09%
Return on Average Equity                21.56%     15.23%      40.96%      32.32%     99.45%

Loan Loss Reserves               $     95,669  $  22,219
Delinquency Ratio (4)                    5.53%      3.95%
Loan Loss Reserves Ratio                 5.92%      4.09%
Net Charge-off Ratio (5)                 6.17%      2.19%

Extended Service Plan Data:
Net Extended Service Plan        $     20,420  $  17,779    $ 12,244   $   7,935    $ 5,906
Revenues
Warrantable Product Unit                 24.4%      20.4%       15.3%       12.9%      13.3%
Penetration Rates (6)

Fee-Based Products and Services
Data:
Fee-based Product Revenues       $     29,853  $   6,662    $  1,994   $   2,118    $ 1,726

(1) The Company analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of securitization.
(2) Earnings per share is calculated assuming the Company reorganization occurred at the beginning of the first year shown. Amounts are also calculated based on the treasury stock method using the initial public offering price for periods prior to the Company's initial public offering (see Notes 1 and 2 to the Consolidated Financial Statements).
(3) Includes the Company's actual cost of funds plus all costs associated with asset securitizations, including the interest expense paid to the certificateholders and amortization of the discount and fees.
(4) Delinquencies represent credit card loans that were at least 30 days contractually past due at year end.
(5) Net charge-offs reflect actual principal amounts charged-off, less recoveries, as a percentage of average managed credit card loans.
(6) Warrantable product sales penetration rates reflect the percentage of extended service plans sold to total warrantable products sold. Percentages for all years presented reflect the inclusion of jewelry and furniture products as warrantable products even though extended service plans for such products were not introduced until the middle of 1995.


                     METRIS COMPANIES INC. AND SUBSIDIARIES
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Metris Companies Inc. and subsidiaries (collectively, the "Company"), including Metris Direct, Inc., Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank") and Metris Receivables, Inc. This discussion should be read in conjunction with the consolidated financial statements and the related notes thereto.

General

     The Company is an information-based direct marketer and provider of consumer credit products, extended service plans and other fee-based products and services to moderate income consumers.

     Consumer Credit Products

     The Company's consumer credit products currently are unsecured and secured credit cards issued by Direct Merchants Bank. The primary factors affecting the profitability of consumer credit products are credit card account and loan growth, interest spreads on loans, credit card usage, credit quality (delinquencies and charge-offs), the level of solicitation and marketing expenses, fraud losses, servicing and other administrative costs. The Company generates interest and other income through finance charges assessed on outstanding credit card loans, credit card fees (including annual membership, cash advance, overlimit, past-due, and other credit card fee income) and interchange income. The Company's primary related expenses are the costs of funding its loans, provisions for loan losses and operating expenses including employee compensation, account solicitation and marketing expenses, and data processing and servicing expenses.

     Extended Service Plans

     The Company provides extended service plans that extend warranty service coverage beyond the manufacturer's warranty on selected products sold by Fingerhut Corporation ("Fingerhut"), an affiliate. Extended service plan profitability is directly affected by the response rates to product solicitation efforts, returns or cancel rates for the underlying product, the retail sales price of the product on which an extended service plan is sold, the cost of underwriting and claims servicing, and other operating costs.

     Fee-Based Products and Services

     The Company markets its fee-based products and services, including debt waiver programs, card registration, third party insurance and membership clubs, to its credit card customers, approximately half of whom are Fingerhut customers. Profitability for fee-based products and services is affected by the response rates to product solicitation efforts, the targeted solicitation plans, the commission rates received from and paid to the Company's product partners and other operating expenses.

Results of Operations

Year Ended December 31, 1996, Compared to Year Ended December 31, 1995

     Net income for the year ended December 31, 1996, was $20.0 million, or $1.16 per share, an increase of $15.4 million over net income of $4.6 million, or $.28 per share, for 1995. The 337% increase in net income is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans to $1.0 billion for 1996 from $183 million for 1995, an increase of 456%, and growth in total credit card accounts to 1.4 million at December 31, 1996 from
0.7 million at December 31, 1995.

     The provision for loan losses on a managed basis was $136.3 million in 1996, compared to $26.2 million in 1995. The increase primarily reflects an increase in credit card loans as well as an increase in net charge-offs consistent with the continued seasoning of the portfolio and industry trends. The managed net charge-off rate was 6.17% for 1996, compared to 2.19% in 1995.

     Other operating income on a managed basis increased $73.7 million to $126.6 million, primarily due to credit card fees, interchange and other credit card income, which increased to $88.3 million for 1996, up 298% over $22.2 million for 1995. In addition, fee-based product revenues increased 348% to $29.9 million for 1996, up from $6.7 million for 1995. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

     Other operating expenses increased to $101.3 million in 1996, compared to
$45.6 million in 1995.   The increase in operating costs was due to continued
investments in the infrastructure of the business to support the growth of the Company's business lines: consumer credit products, fee-based products and services and extended service plans. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 37.5% in 1996 from 57.5% in 1995.

Year Ended December 31, 1995, Compared to Year Ended December 31, 1994

Net income for the year ended December 31, 1995, was $4.6 million , or $.28 per share, an increase of $2.4 million over net income of $2.2 million, or $.14 per share, for the year ended December 31, 1994. The improvement in net income was largely attributable to a $4.8 million increase in debt waiver product revenues and an increase in net extended service plan revenues of $5.5 million, or 45.2%, over 1994. This increase was largely driven by an increase in sales of extended service plans covering consumer electronic products and the introduction of two new extended service plan products, Quality Jewelry Care(R) and Quality
Furniture Care(SM), in 1995. In addition, net extended service plan revenues increased as the Company increased its sales of extended service plans on higher priced items.

     The launch of the Company's credit card operations in 1995, including the account solicitation costs and the costs of developing the initial fixed infrastructure to manage these operations, did not cause a material reduction in net income during 1995. This was primarily a result of the high response rates achieved by the Company's credit card marketing campaigns, followed by the high rates of activation on credit card accounts booked. Total credit card accounts reached 702,891 and total managed loans stood at $543.6 million at December 31,1995.

Managed Loan Portfolio and the Impact of Credit Card Securitizations

     Securitization

     Securitizations of credit card loans have been and are expected to be a major source of funding for the Company. The effect on the Company's consolidated financial statements from securitization is to remove credit card loans sold with limited recourse from the consolidated balance sheet and record a gain on sale for the difference between the carrying value of the loans and the adjusted sales proceeds. The adjusted sales proceeds are based on a present-value estimate of future cash flows to be received over the life of the loans, net of certain funding and servicing costs. The resulting gain is further reduced for estimated loan losses over the life of the related loans under the limited recourse provisions. Because these estimates are influenced by factors outside of the Company's control, the uncertainty inherent in these estimates makes it reasonably possible that these estimates could change in the near term. Any material change in these estimates could have a material impact on the Company's financial condition and results of operations.

     The securitization and sale of credit card loans changes the Company's interest in such loans from lender to servicer, with a corresponding change in how revenues and expenses are reported in the income statement. For securitized and sold credit card loans, amounts that otherwise would have been recorded as net interest income, fee income and provision for loan losses are instead reported in other operating income as net securitization and credit card servicing income.

     The Company has receivables from or payables to the Trust as a result of securitizations including amounts deposited in an investor reserve account held by the trustee for the benefit of the Trust's certificateholders ("Investor Deposit"), the excess servicing asset, which represents the net gain recorded at any point in time for loans sold under the asset securitizations, net of recourse reserves for securitized loans and normal and excess servicing fee receivables. The change in the "Other receivables/payables due from/to credit card securitizations, net" on the consolidated balance sheets of $68.2 million is primarily due to the increase in recourse reserves for securitized loans due to the growth in the loan portfolio and the decrease in the receivable from the trust with respect to the Investor Deposit.

     Managed Loan Portfolio

     The Company analyzes its financial performance on a managed loan portfolio basis. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitization. The Company's discussion of revenues, where applicable, and provision for loan losses includes comparisons to amounts reported in the Company's consolidated statements of income ("owned basis" or "on-balance-sheet") as well as on a managed basis.

     The Company's managed loan portfolio is comprised of credit card loans held for securitization, retained interests in loans securitized and the investors'share of securitized credit card loans. The investors' share of securitized credit card loans is not an asset of the Company, and, therefore, is not shown on the Company's consolidated balance sheets.
     The following tables summarize the Company's managed loan portfolio:

                                             December 31,
                                         1996           1995
Dollars in thousands
Year-end balances:
Credit card loans:
  Loans held for securitization     $     14,164    $    15,337
  Retained interests in loans
   securitized                           201,165         79,727
  Investors' interests in
   securitized loans                   1,400,611        448,555
Total managed loan portfolio        $  1,615,940    $   543,619



                                    Year Ended December 31,
                                       1996          1995
Dollars in thousands
Average balances:
Credit card loans:
  Loans held for securitization  $     28,632   $    7,741
  Retained interests in loans
   securitized                        121,177       32,091
  Investors' interests in
   securitized loans                  869,047      143,442
Total managed loan portfolio     $  1,018,856   $  183,274


Impact of Credit Card Securitizations. The following table provides selected financial information on a managed loan portfolio basis, as well as a summary of the effects of credit card securitizations on selected line items of the Company's consolidated statements of income for each of the years presented:

                                        Year Ended December 31,
Dollars in thousands                 1996       1995         1994
Statements of Income (owned
basis):
 Net interest income           $    26,088  $   6,399      $   487
 Provision for loan losses          18,477      4,393
 Other operating income            126,222     51,083       14,238
 Other operating expense           101,287     45,640       11,222
 Income before income taxes    $    32,546  $   7,449      $ 3,503

Adjustments for
Securitizations:
 Net interest income           $   117,403  $  19,955      $
  Provision for loan losses        117,828     21,841
 Other operating income                425      1,886
 Other operating expense
 Income before income taxes    $            $              $
Statements of Income (managed
basis):
 Net interest income           $   143,491  $  26,354      $   487
 Provision for loan losses         136,305     26,234
 Other operating income            126,647     52,969       14,238
 Other operating expense           101,287     45,640       11,222
 Income before income taxes    $    32,546  $   7,449      $ 3,503

Other Data:
Owned Basis:
 Average interest earning
  assets                       $   171,877  $  49,644      $ 6,615
 Return on average assets             9.56%      6.46%       31.06%
 Return on average equity            21.56%     15.23%       40.96%
 Net interest margin (1)             15.18%     12.89%        7.36%
Managed Basis:
 Average interest earning
  assets                       $ 1,040,924  $ 193,086      $ 6,615
 Return on average assets             1.86%      2.14%       31.06%
 Return on average equity            21.56%     15.23%       40.96%
 Net interest margin (1)             13.78%     13.65%        7.36%

(1) Net interest margin is equal to net interest income divided by average interest-earning assets.


     Net Interest Income

     Net interest income consists primarily of interest earned on the Company's credit card loans less interest expense on borrowings to fund the loans. Managed net interest income for the year ended December 31, 1996 was $143.5 million compared to $26.4 million for the same period in 1995, an increase of $117.1 million. This increase was primarily due to an $836 million increase in average managed loans over the comparable period in 1995. The average yield on managed interest earning assets increased to 19.1% for the year ended December 31, 1996, from 18.8% for the year ended December 31, 1995, primarily due to the increase in average credit card loans as a percentage of total interest-earnings assets. The Company has used variable rate funding in its credit card securitization transactions and in its short-term borrowings, or has swapped fixed rates on such transactions to variable rates. The average yield on interest-earning assets on an owned basis increased to 17.6% for the year ended December 31, 1996, from 15.3% for the same period in 1995. This increase is primarily due to an increase in average credit card loans as a percentage of total interest-earning assets.

     Managed net interest income for the year ended December 31, 1995 increased to $26.4 million compared to $0.5 million in 1994. The large increase was predominately the result of the launch of the Company's credit card business in early 1995, with managed loans growing to $543.6 million at December 31, 1995.


The following tables provide an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the years ended December 31, 1996, 1995 and 1994:

Analysis of Average Balances, Interest and Average Yields and Rates

                                                   Year Ended December 31,
                                          1996                              1995
Dollars in thousands           Average                Yield/    Average                  Yield/
                               Balance     Interest    Rate     Balance    Interest       Rate


Owned Basis
Assets:
Interest-earning assets:(1)
Federal funds sold           $    16,299    $    867    5.3%    $   8,501    $    487      5.7%
Short-term investments             5,769         299    5.2%        1,311          75      5.7%
Credit card loans                149,809      29,028   19.4%       39,832       7,054     17.7%
Loans to FCI
    Total interest-earning   $   171,877    $ 30,194   17.6%    $  49,644    $  7,616     15.3%
assets
Cash and due from banks            5,878                            1,572
Accrued interest and fees          2,347                            1,497
Other amounts due from             8,390                           12,235
securitization
Other assets                      28,214                            7,122
Allowance for loan losses         (7,407)                          (1,149)
  Total assets               $   209,299                        $  70,921

Liabilities and  Equity:
Interest-bearing
liabilities:
Interest-bearing deposit     $     1,000    $     48    4.8%          700    $     36      5.2%
Short-term borrowings             56,708       4,058    7.2%       20,822       1,181      5.7%
    Total interest-bearing        57,708       4,106    7.1%       21,522    $  1,217      5.7%
liabilities
Other liabilities                 58,739                           19,316
Total liabilities                116,447                           40,838
Stockholders'/division equity     92,852                           30,083
Total liabilities and equity $   209,299                        $  70,921


Net interest income and                     $  26,088  15.2%                 $  6,399     12.9%
interest margin (2)
Net interest rate spread (3)                           10.5%                               9.6%

Managed Basis
Credit card loans            $ 1,018,856    $197,467   19.4%    $ 183,274    $ 35,775     19.5%
Total interest-earnings        1,040,924     198,633   19.1%      193,086      36,337     18.8%
Total interest-bearing           926,755     55,142     5.9%      164,964       9,983      6.1%

Net interest income and                     143,491    13.8%                   26,354     13.7%
interest margin (2)
Net interest rate spread(3)                            13.2%                              12.7%

(1) There were no taxable equivalent adjustments necessary for the periods presented.
(2) Net interest margin is computed by dividing net interest income by average total interest-earning assets.
(3) The interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

Analysis of Average Balances, Interest and Average Yields and Rates (continued)

                                                   Year Ended December 31,
                                          1995                              1994
Dollars in thousands           Average                Yield/    Average                  Yield/
                               Balance     Interest    Rate     Balance    Interest       Rate

Assets:
Interest-earning assets: (1)
Federal funds sold           $     8,501    $    487    5.7%    $            $
Short-term investments             1,311          75    5.7%
Credit card loans                 39,832       7,054   17.7%
Loans to FCI                                                        6,615         487      7.4%
Total interest-earning assets$    49,644    $  7,616   15.3%    $   6,615    $    487      7.4%
Cash and due from banks            1,572                               33
Accrued interest and fees          1,497
Other amounts due from            12,235
securitizations
Other assets                       7,122                              428
Allowance for loan losses         (1,149)
  Total assets               $    70,921                        $   7,076
Liabilities and  Equity:
Interest-bearing
  liabilities:
Interest-bearing deposit     $       700    $     36    5.2%    $
Short term borrowings             20,822       1,181    5.7%
    Total interest-bearing        21,522       1,217    5.7%
      liabilities
Other liabilities                 19,316                            1,711
Total liabilities                 40,838                            1,711
Stockholders'/division            30,083                            5,365
  equity
Total liabilities and equity $    70,921                        $   7,076

Net interest income and                     $  6,399   12.9%                 $    487      7.4%
  interest margin (2)
Net interest rate spread(3)                             9.6%                               7.4%
Off-Balance Sheet
Credit card loans            $   183,274      36,337   19.5%
Total interest-earning           193,086       7,616   18.8%        6,615         487      7.4%
  assets
Total interest-bearing           164,964       9,983    6.1%
  liabilities
Net interest income and                       26,354   13.7%                      487      7.4%
  interest margin (2)
Net interest rate spread(3)                            12.7%                               7.4%

(1) There were no taxable equivalent adjustments necessary for the periods presented.
(2) Net interest margin is computed by dividing net interest income by average total interest-earning assets.
(3) The interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

Interest Variance Analysis

     Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities, in addition to changes in the volume of interest-earning assets and interest-bearing liabilities. The following table presents the effects of changes in average volume and interest rates on individual financial statement line items on an owned basis:

                       Year Ended December 31,    Year Ended December 31,
                            1996 vs. 1995              1995 vs. 1994
                                  Change due to*             Change due to*

Dollars in thousands    Increase    Volume      Rate   Increase   Volume    Rate

Interest Income:
Federal funds sold     $     380   $     412  $   (32)  $   487   $  487   $
Short-term investments       224         230       (6)       75       75
Credit card loans         21,974      21,250      724     7,054    7,054
Loans to FCI                                               (487)    (244)    (243)
  Total interest income   22,578      21,322    1,256     7,129    6,638      491

Interest Expense:
Interest bearing deposits     12          14       (2)       36       36
Short-term borrowings      2,877       2,499      378     1,181    1,181
  Total interest expense   2,889       2,506      383     1,217   1 ,217
Net interest income    $  19,689   $  18,816  $   873   $ 5,912   $5,421   $  491

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

Other Operating Income

                                           Year Ended December 31,
Dollars in thousands                    1996        1995         1994

Other Operating Income:
Net extended service plan revenues   $ 20,420    $ 17,779      $ 12,244
Net securitization and credit card     49,921      16,003
  servicing income
Credit card fees, interchange and      26,028      10,639
  other credit card income
Fee-based product revenues             29,853       6,662         1,994
  Total                              $126,222    $ 51,083      $ 14,238

     Other operating income contributes substantially to the Company's results of operations, representing 81% of owned revenues for the year ended December 31, 1996. Fee-based product revenues, particularly from debt waiver products, continue to provide an increasing percentage of other operating income. Debt waiver products and other fee-based product revenues are expected to increase with growth in credit card accounts and as the Company continues to offer other fee-based products to its customer base and other third parties.


The following definitions may be helpful when reading the discussion of the changes in other operating income found below for the periods presented:

     Net extended service plan revenues - Net extended service plan revenues include revenues received from sales of extended service plans, net of a provision for service plan returns, and the change in deferred warranty revenues.

     Net securitization and credit card servicing income - Due to the securitization of credit card loans, activity from securitized account balances normally reported as net interest income, fee income, and provision for loan losses is reported in net securitization and credit card servicing income. Net securitization income is the excess of interest and fee income earned over the related securitization trust expenses, including interest payments to certificateholders in the trust, provision for loan losses, servicing costs and transaction expenses related to securitized loans. Credit card servicing income is also included in this amount and represents fees paid to the Company from the trust for servicing the securitized loans. Such fees generally approximate 2% ofaverage securitized loans on an annualized basis.

     Credit card fees, interchange and other credit card income - Credit card fees include annual membership, cash advance, overlimit, past-due, and other credit card fee income derived from on-balance sheet loans. Also included in this amount is interchange income generated from total accounts, which represents fees payable by merchants to the credit card issuer for sales transactions. This amount presently represents about 1.4% of all net credit card purchases.

     Fee-based product revenues - Fee-based product revenues presently include revenues from sales of debt waiver protection for unemployment, disability, and death, third party insurance, card registration, shopping and dining clubs, and revenues from targeted list programs.

     Other operating income increased $75.1 million for the year ended December 31, 1996 over 1995, primarily due to income generated from the growth in average securitized credit card loans. Additionally, fee-based product revenues increased 348% to $29.9 million as the Company's marketing efforts to cross-sell other products and services to its customers were successful. Specifically, debt waiver product revenue increased by $20.6 million to $25.5 million for the year ended December 31, 1996, as the Company continued to add new credit card customers with debt waiver protection.

     Other operating income increased by $36.8 million for the year ended December 31, 1995 over 1994, largely due to the Company's launch of its credit card business in early 1995 and the corresponding generation of new accounts and loans during 1995. Net extended service plan revenues grew by $5.5 million, attributable primarily to new marketing methods developed during mid-1994, and fully implemented during 1995, designed to optimize extended service plan sales penetration. In addition, extended service plan revenues increased due to increased sales of extended service plans on higher priced items.

Other Operating Expense

                                     Year Ended December 31,
Dollars in thousands              1996         1995        1994

Other Operating Expense:
Credit card account and other
product solicitation and        $ 29,297    $ 23,089    $  3,739
marketing expense
Employee compensation             23,068       2,466         442
Data processing services and      12,757       3,090         109
communications
Third party servicing expense      9,207       5,300         473
Warranty and debt waiver
underwriting and claims           10,024       6,552       4,109
servicing expense
Credit card fraud losses           2,276         775
Other                             14,658       4,368       2,350
   Total                        $101,287    $ 45,640    $ 11,222


     Total other operating expenses include direct and allocated expenses from Fingerhut Companies, Inc. ("FCI") for administrative services provided to the Company under the Administrative Services Agreement. Additionally, total other operating expenses reflect the retroactive effects of additional intercompany agreements and contracts between the Company and FCI or its subsidiaries (See
Note 1 to the Consolidated Financial Statements).

     Total other operating expenses for the year ended December 31, 1996 increased $55.6 million over 1995, largely due to costs associated with the growth of the Company's business activities. Credit card account and other product solicitation and marketing expenses rose by $6.2 million over the same period in the prior year. New credit card account solicitation programs were implemented in 1996, increasing the number of credit card accounts and loans outstanding. The Company also incurred increased solicitation costs in its efforts to increase the penetration of fee-based products and services sold to the Company's customers and extended service plan sales on warrantable products sold by Fingerhut. Also, total other operating expenses increased due to increases in data processing services and communications expenses and third-party servicing expenses of $9.7 million and $3.9 million, respectively. These cost increases were largely due to the growth in credit card accounts, transaction volumes and loan balances. Employee compensation also increased $20.6 million to $23.1 million for the year ended December 31, 1996, due to increased management incentive plan expenses, increased staffing needs to support the increase in credit card accounts and the internalization of credit card collections and other functions.

     Total other operating expenses for the year ended December 31, 1995 increased by $34.4 million over 1994, primarily due to the Company's launch of its credit card business in early 1995 and the corresponding generation of new accounts and transactions and loan volumes during 1995. Additionally, product solicitation and marketing expenses also increased over 1994 in efforts to increase sales of extended service plans. Employee compensation and other expenses also increased during 1995 related to the launch of the credit card business and the establishment of the infrastructure to support this business. Warranty and debt waiver underwriting and claims servicing expenses increased $2.4 million primarily due to the introduction of the debt waiver product in early 1995 and, to a lesser extent, the increase in net extended service plans sold for the year ended December 31, 1995.

Income Taxes

     The Company's provision for income taxes includes both federal and state income taxes. Applicable income tax expense was $12.5 million, $2.9 million and $1.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. This tax expense represents an effective tax rate of 38.5%, 38.5% and 37.3% for the years ended December 31, 1996, 1995 and 1994, respectively. The increase in the effective tax rate for 1995 over 1994 was principally due to an increase in state income taxes caused by the launch of the credit card operations and the Company's expansion of its facilities and operations into other states.

Asset Quality

     The Company's delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of the Company's various credit card account portfolios, the success of the Company's collection and recovery efforts, and general economic conditions. The average age of the Company's credit card portfolio affects the stability of delinquency and loss rates of the portfolio. The Company believes that, based on the industry experience of its management and its analysis of the behavior of its newly originated accounts versus the behavior of older accounts in its portfolio, and absent unexpected adverse changes in the economy, the delinquency and loss rates of groups of new accounts are generally predictable. The Company believes, typical new credit card accounts generally experience rising levels of delinquency and loss rates, which tend to peak 18-36 months from the origination date. However, absolute levels at which delinquencies and loss rates may peak and then stabilize are not specifically known.
Additionally, consistent with the credit card industry, the Company experienced a rise in bankruptcy filings in 1996 compared to 1995. At December 31, 1996, 52% of managed accounts and 65% of managed loans were less than 12 months old. Accordingly, the Company believes that its loan portfolio will experience increased levels of delinquency and loan losses as the Company's accounts continue to season.

     These trends are reflected in the increase in the Company's net charge-off ratio. For the year ended December 31, 1996, the Company's managed net charge-off ratio was 6.17% compared to 2.19% for the year ended December 31, 1995.
The Company believes, consistent with its statistical models and other credit analyses, this rate will continue to fluctuate but generally rise over the next twelve to eighteen months.

     The Company's strategy for managing loan losses to maximize profitability consists of credit line management, risk-based pricing and active collection strategies based on the perceived risk of credit card accounts. Under this strategy, interest margins are established for credit card accounts based on the perceived risk profile. Loan losses are further managed by offering credit lines that are generally lower than the current standard in the industry. Accounts and their related credit lines are also continually managed using various marketing, credit and other management processes.

     Delinquencies

  Delinquencies not only have the potential to affect earnings in the form of net loan losses, but are also costly in terms of the personnel and resources dedicated to resolving them. Delinquency levels are monitored on a managed basis, since delinquency on either an owned or managed basis subjects the Company to credit loss exposure. A credit card account is contractually delinquent if the minimum payment is not received by the specified date on the cardholder's statement. It is the Company's policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account and all related loans, interest and other fees are charged off. The following table presents the delinquency trends of the Company's credit card loan portfolio on a managed portfolio basis:

Managed Loan Delinquency


                     December 31     % of    December 31     % of
                         1996        Total       1995        Total


Dollars in thousands
Managed loan          $1,615,940       100%    $543,610      100%
portfolio
Loans delinquent:
 30 to 59 days            32,114      1.99%       7,546     1.39%
 60 to 89 days            20,398      1.26%       4,952     0.91%
 90 or more days          36,857      2.28%       8,996     1.65%
    Total             $   89,369      5.53%    $ 21,494     3.95%

     The above numbers reflect continued seasoning of the Company's managed loan portfolio and industry trends. The Company intends to continue to focus its resources on its collection efforts to minimize the negative impact to net loan losses that results from increased delinquency levels.

     Net charge-offs

     Net charge-offs include the principal amount of losses from cardholders unwilling or unable to pay their loan balances, as well as bankrupt and deceased cardholders, less current period recoveries. Net charge-offs exclude accrued finance charges and fees, which are charged against the related income at the time of charge-off. The following table presents the Company's net charge-offs for the periods indicated as reported in the consolidated financial statements and on a managed portfolio basis:

                            Year Ended December 31,
                                  1996           1995
Dollars in thousands
On-balance sheet portfolio:
   Average loans outstanding  $  149,809     $  39,832
 Net charge-offs                   9,327           714
   Net charge-offs as a
   percentage of average            6.23%         1.79%
   loans outstanding

Managed loan portfolio:
   Average loans outstanding  $1,018,856     $ 183,274
   Net charge-offs                62,855         4,015
   Net charge-offs as a
   percentage of average            6.17%         2.19%
   loans outstanding


     Provision and allowance for loan losses

     The allowance for loan losses is maintained for on-balance-sheet loans. For securitized loans, anticipated losses and related recourse reserves are reflected in the calculations of net securitization and credit card servicing income. Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing on-balance-sheet loan portfolio.

     The provision for loan losses on an owned basis for the year ended
December 31, 1996 totaled $18.5 million compared to a provision of $4.4 million in 1995. The amount and level of the provision for loan losses on an owned basis may vary from period to period, depending on the amount of credit card loans sold and securitized in a particular period. However, the increase in 1996 compared to 1995 is primarily reflective of the large increase in on-balance-sheet loans and the overall seasoning of the portfolio. The following table presents the change in the Company's allowance for loan losses and other ratios on both an owned and a managed portfolio basis for the periods presented:


Analysis of Allowance for Loan Losses

                                 Year Ended December 31,
Dollars in thousands               1996       1995
(Owned Basis)
Balance at beginning of year    $  3,679     $
Provision for loan losses         18,477      4,393
Loans charged off                  9,514        720
Recoveries                           187          6
Net loan charge-offs               9,327        714
Balance at end of year          $ 12,829     $3,679

Ending allowance as a percent       5.96%      3.87%
of loans


                                 Year Ended December 31,
Dollars in thousands               1996        1995
(Managed Basis)
Balance at beginning of year     $ 22,219    $
Provision for loan losses         136,305      26,234
Loans charged off                  64,083       4,047
Recoveries                          1,228          32
Net loan charge-offs               62,855       4,015
Balance at end of year           $ 95,669    $ 22,219

Ending allowance as a percent of     5.92%       4.09%
loans

     Management believes the allowance for loan losses on both an owned and a managed basis is adequate to cover probable losses in the loan portfolio under current conditions and expected trends. However, there can be no assurance as to the future credit losses that may be incurred in connection with the Company's loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future loan losses. Management will continue to monitor the allowance for loan losses and make additional provisions to the allowance as it deems appropriate and necessary given the circumstances.

Derivatives Activities

     The Company uses derivative financial instruments for the purpose of managing its exposure to interest rate risks and has a number of mechanisms in place to monitor and control both market and credit risk from these derivatives activities. All derivatives strategies and transactions are managed under a hedging policy approved by the Board of Directors of FCI that details the use of such derivatives and the individuals authorized to execute such transactions. In addition, all derivatives strategies must currently be approved by FCI's and the Company's senior management.

     Under these policies, the Company has entered into interest rate cap and swap agreements to hedge its economic exposure to fluctuating interest rates associated with the floating and fixed rate certificates issued by the Metris Master Trust. In connection with the issuance of the $512.6 million Metris Master Trust Series 1995-1 variable funding certificates in May 1995, the Company entered into an eight-year agreement capping the certificates' interest rate at 11.2%. Also, in connection with the issuance of additional Series 1995-1 certificates related to the September 1996 amendment of Series 1995-1, the Company entered into additional six-and-two-thirds year agreements capping the certificates' interest rate at 11.2%. Additionally, FCI, on behalf of the Company, entered into two interest rate swap agreements in April 1996 to synthetically alter the fixed rate of the Metris Master Trust Series 1996-1 certificates to a floating rate. Total notional amounts of these swap transactions amounted to $605.5 million. The Company receives the benefits and bears the obligations of these swap transactions. The obligations of the Company and the counterparties under these swap agreements are settled on a monthly basis.

Liquidity, Funding and Capital Resources

     The Company's goal is to maintain an adequate level of liquidity, both short-term and long-term, through active management of assets and liabilities. Because the characteristics of the Company's assets and liabilities change, liquidity management is a dynamic process affected by the pricing and maturity of the Company's assets and liabilities. This process is also affected by changes in the relationship between short-term and long-term interest rates. Therefore, to facilitate liquidity management, the Company uses a variety of funding sources to establish a maturity pattern with a mix of short-term and long-term funds. These funding sources are available, or are committed to the Company through programs established either by the Company or by FCI.

     A significant source of funding for the Company has been the securitization of credit card loans. At December 31, 1996 and 1995, the Company had received cumulative net proceeds of approximately $1.4 billion and $445 million, respectively, from sales of credit card loans, of which $17.0 million and $25.8 million, respectively, was deposited in an investor reserve account held by the trustee of the Metris Master Trust for the benefit of the Trust's certificateholders. Cash generated from these transactions was used to reduce short-term borrowings and to fund credit card loan growth.

     The Company's liquidity needs and funding sources may change over time. On September 16, 1996, the Company executed agreements for the following credit facilities: (1) a $300 million, five-year revolving credit facility (the "Revolving Credit Facility"), guaranteed by FCI; and (2) an amendment to Series 1995-1 under the Metris Master Trust to (a) increase the Class A Variable Funding Certificate to support a $400 million increase to $1.2 billion (of which the Company may use up to $800 million) of the Fingerhut Owner Trust Commercial Paper Program in which the Company participates; and (b) issue $112.6 million of additional asset-backed certificates to support the increase in the Commercial Paper Program.

     The Company borrows under the Revolving Credit Facility and from FCI to fund on-balance-sheet loans and for other general business purposes. At December 31, 1996, the Company had outstanding borrowings of $50.0 million under the Revolving Credit Facility and outstanding borrowings from FCI of $4.2 million. At December 31, 1995, the Company had borrowed $63.5 million from FCI.

     The Revolving Credit Facility is guaranteed by FCI and is further supported by the pledge of the stock of certain subsidiaries of the Company and certain accounts receivable and interests held therein by the Company. The Revolving Credit Facility contains certain financial covenants standard for revolving credit facilities of this type, including minimum net worth, minimum equity to managed assets ratio, maximum leverage and a limitation on indebtedness. In addition, the FCI guarantee includes certain covenants including interest coverage, leverage and minimum net worth for FCI. At December 31, 1996, the Company and FCI were in compliance with these covenants.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to the Company or its subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. Such restrictions were not material to the operations of the Company at December 31, 1996 and 1995.

     As the portfolio of credit card loans grows, or as the Trust certificates amortize or are otherwise paid, the Company's funding needs will increase accordingly. The Company believes that its asset securitization program, together with the Revolving Credit Facility and other sources of capital, will provide adequate liquidity to the Company for meeting its anticipated cash needs, although no assurance can be given to that effect.


     Capital Adequacy

     The Company has improved its financial position, as reflected by an increase in stockholders' equity, through the completion of an initial public offering of its common shares, which raised net proceeds of approximately $47.4 million, receipt of $60.0 million in capital contributions from FCI, and retention of earnings.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the OCC and the Federal Reserve Board, and monitored by the FDIC and the OCC. At December 31, 1996 and 1995, Direct Merchants Bank exceeded the minimum required capital levels and was considered a "well-capitalized" depository institution under regulations of the OCC.

     Newly Issued Pronouncements

     In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement is effective for all such transactions occurring after December 31, 1996, and supersedes and amends several FASB statements, including Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse". The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings with a pledge of collateral. The Company has reviewed this statement and believes that it will not have a material effect on the classification and valuation of certain financial assets and liabilities on its balance sheets relating to its retained interests in loans securitized and derivative financial instruments related to such financial assets and liabilities.


Forward-Looking Statements

     This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding intent, belief or current expectations of the Company and its management. Stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's limited operating history as a stand-alone entity; the Company's limited experience with respect to originating and servicing credit card accounts, including limited delinquency, default and loss experience; the lack of seasoning of its credit card portfolio, which makes the predictability of delinquency and loss levels more difficult; risks associated with unsecured credit transactions, particularly to moderate income consumers; interest rate risks; dependence on the securitization of the Company's credit card loans to fund operations; general economic conditions affecting consumer income which may increase consumer bankruptcies, defaults and delinquencies; state and federallaws and regulations, including consumer and debtor protection laws; and the highly competitive industry in which the Company operates. Each of these factors is more fully discussed in Exhibit 99 to the Company's Annual Report on Form 10-K. Reference to this Cautionary Statement or Exhibit 99 in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of these factors may cause actual results to differ materially from those anticipated in such forward-looking statement or statements.


          MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
                              AND INTERNAL CONTROL




     The accompanying consolidated financial statements, related financial data, and other information in this annual report were prepared by the management of Metris Companies Inc. Management is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The consolidated financial statements were prepared in conformity with generally accepted accounting principles.
     Management of Metris Companies Inc. depends on its accounting systems and internal control structures in meeting its responsibilities for reliable consolidated financial statements. In management's opinion, these systems and structures provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorizations. As an integral part of these systems and structures, the Company utilizes a professional staff of internal auditors of Fingerhut Companies, Inc., who conduct operational and special audits and coordinate audit coverage with Company management and the independent auditors.
     The consolidated financial statements have been audited by the Company's independent auditors, KPMG Peat Marwick LLP, whose independent professional opinion appears separately. Their opinion on the consolidated financial statements is based on auditing procedures that include performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the consolidated financial statements are free of material misstatement.
     The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditors, the independent auditors and management to review the work of each and ensure that each is properly discharging its responsibilities. The independent auditors have free access to the Committee to discuss the results of their audit work and their findings.




Ronald N. Zebeck              Robert W. Oberrender
President and                 Senior Vice President,
Chief Executive Officer       Chief Financial Officer



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Metris Companies Inc.

     We have audited the accompanying consolidated balance sheets of Metris Companies Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders'/division equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metris Companies Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 23, 1997



METRIS COMPANIES INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands, except share and per share data)

                                              December 31,   December 31,
                                                  1996            1995

Assets:
Cash and due from banks                         $  8,902    $    4,185
Federal funds sold                                19,001        29,144
Short-term investments                             4,179         1,414
  Cash and cash equivalents                       32,082        34,743
Credit card loans:
  Loans held for securitization                   14,164        15,337
  Retained interests in loans securitized        201,165        79,727
     Less: Allowance for loan losses              12,829         3,679
  Net credit card loans                          202,500        91,385
Premises and equipment, net                        5,163         1,476
Accrued interest and fees receivable               2,942         2,223
Other receivables due from credit card
  securitizations, net                                          31,597
Prepaid expenses and deferred charges              4,826         4,517
Deferred income taxes                             31,528         4,306
Other assets                                       7,575         4,181
  Total assets                                  $286,616      $174,428
Liabilities:
Interest-bearing deposit from affiliate         $  1,000      $  1,000
Short-term borrowings                             54,163        63,482
Accounts payable                                  15,583        21,334
Other payables due to credit card
  securitizations, net                            36,619
Current income taxes payable to FCI                1,460         5,178
Deferred income                                   23,183        10,087
Accrued expenses and other liabilities            15,890         2,029
  Total liabilities                              147,898       103,110
Stockholders'/Division Equity:
Preferred stock, par value $.01 per share;
  10,000,000 shares authorized, none issued
  or outstanding
Common stock, par value $.01 per share;
     100,000,000 shares                              192
     authorized,19,225,000 shares issued and
     outstanding
Paid-in/contributed capital                      107,220        60,028
Retained earnings                                 31,306        11,290
  Total stockholders'/division equity            138,718        71,318
  Total liabilities and                         $286,616      $174,428
  stockholders'/division equity

          See accompanying Notes to Consolidated Financial Statements.


                     METRIS COMPANIES INC. AND SUBSIDIARIES
Consolidated Statements of Income
(dollars in thousands, except share and per share data)

                                   Year Ended December 31,
                                    1996       1995       1994
Interest Income:
Credit card loans               $  29,028  $  7,054  $
Federal funds sold                    867       487
Other                                 299        75          487
 Total interest income             30,194     7,616          487
Interest Expense:
Deposit                                48        36
Short-term borrowings               4,058     1,181
 Total interest expense             4,106     1,217
Net Interest Income                26,088     6,399          487
Provision for loan losses          18,477     4,393
Net interest income after
 provision for loan losses          7,611     2,006          487
Other Operating Income:
Net extended service plan          20,420    17,779       12,244
  revenues
Net securitization and credit      49,921    16,003
  card servicing income
Credit card fees, interchange
and other credit card  income      26,028    10,639
Fee-based product revenues         29,853     6,662        1,994
                                  126,222    51,083       14,238
Other Operating Expense:
Credit card account and other
  product solicitation
  and marketing expenses           29,297    23,089        3,739
Employee compensation              23,068     2,466          442
Data processing services and       12,757     3,090          109
  communications
Third-party servicing expense       9,207     5,300          473
Warranty debt waiver
  underwriting and claims          10,024     6,552        4,109
  servicing expense
Credit card fraud losses            2,276       775
Other                              14,658     4,368        2,350
                                  101,287    45,640       11,222
Income Before Income Taxes         32,546     7,449        3,503
Income taxes                       12,530     2,868        1,305
Net Income                      $  20,016  $  4,581        2,198

Earnings Per Share:
Primary                         $    1.17  $    .28     $    .14
Fully diluted                   $    1.16  $    .28     $    .14

Weighted average common and
  common                       17,242,298 16,439,407 16,270,327
equivalent shares - fully
  diluted

          See accompanying Notes to Consolidated Financial Statements.


METRIS COMPANIES INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders'/Division Equity (dollars in thousands)


                                        Paid-In/                        Total
                              Common   Contributed   Retained  Stockholders'/Division
                              Stock    Capital       Earnings          Equity

BALANCE, DECEMBER 31,1993     $         $     28      $   4,511       $   4,539
  Net income                                              2,198           2,198

BALANCE, DECEMBER 31, 1994    $         $     28      $   6,709       $   6,737
  Net income                                              4,581           4,581
  Contributions from FCI                  60,000                         60,000

BALANCE, DECEMBER 31, 1995    $         $ 60,028      $  11,290       $  71,318
  Net income                                             20,016          20,016
  Company reorganization         160        (160)
  Issuance of common stock        32      47,352                         47,384

BALANCE, DECEMBER 31, 1996    $  192    $107,220      $  31,306       $138,718

          See accompanying Notes to Consolidated Financial Statements.

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Metris Companies Inc. ("MCI") and its subsidiaries (collectively, the "Company"). The Company is an information-based direct marketer of consumer credit products, extended service plans, and other fee-based products and services to moderate-income consumers. The Company's business is conducted through Metris Direct, Inc., Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank") and Metris Receivables, Inc. ("MRI"), each a wholly-owned subsidiary of MCI.

     Prior to September 1996, MCI operated as a division of Fingerhut Companies, Inc. ("FCI"). During September 1996, FCI reorganized the business through the formation of MCI. The stock of Metris Direct, Inc., Direct Merchants Bank, DMCCB, Inc., and MRI, in addition to the assets, liabilities and equity of certain portions of the retail extended service plan business, was contributed to the Company from FCI and its subsidiaries. In October 1996, the Company completed an initial public offering of its common stock (see Note 7).

     In early 1995, the Company's need for cash to fund credit card loans and for other general business purposes exceeded the cash generated by its other businesses. Consequently, the Company borrowed funds or obtained capital from FCI to fund its ongoing operation from early 1995 to late 1996. The consolidated financial statements include an allocation of FCI's interest expense for the Company's net borrowings from FCI. The consolidated financial statements also reflect a $60 million allocation of capital from FCI to the Company during 1995. This capital contribution was made in installments at the beginning of each month throughout 1995, in order to maintain the Company's equity at a level sufficient to support the growth in managed assets experienced by the Company during 1995 (generally at approximately 10% of total managed assets at the end of each month).

     The consolidated financial statements also include an allocation of expenses for certain data processing and information systems, audit, accounting, treasury, legal, human resources, customer service and other administrative support historically provided by FCI and its subsidiaries to the Company. Such expenses were based on the actual use of such services or were based on other allocation methods that, in the opinion of management, are reasonable. During 1996, FCI and the Company entered into an administrative services agreement that covers such expense allocations and the provision of future services using similar rates and allocation methods for various terms, the latest of which expires at the end of 1998. The consolidated financial statements also reflect the retroactive effects of intercompany agreements entered into during 1996, including co-brand credit card, database access, data sharing and extended service plan agreements with Fingerhut, and a tax sharing agreement with FCI. These agreements have terms ranging up to seven years.

     All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation.

Comparability of Financial Statements

     The Company's consumer credit products business and a substantial portion of its fee-based products and services business began operations in February 1995 with the opening of Direct Merchants Bank. Therefore, the financial statements prior to 1995 are not necessarily comparable to the financial statements for periods ending in 1995 and thereafter.


METRIS COMPANIES INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(dollars in thousands)

                                                    Year Ended December 31,
                                                 1996          1995         1994
Operating Activities:
Net income                                   $  20,016    $    4,581  $     2,198
Adjustments to reconcile net income to net
cash provided by (used in)
operating activities:
   Provision for loan losses                    18,477         4,393
   Depreciation and amortization                 7,329         2,808           26
   (Gain)/net amortization of gain on            6,194        (7,267)
securitization of credit card loans
   Changes in operating assets and
liabilities:
      Accrued interest and fees receivable        (719)       (2,223)
      Other receivables due to/from credit card 61,542       (24,572)
securitizations
    Prepaid expenses and deferred charges       (6,045)       (6,696)         176
    Deferred income taxes                      (27,222)       (4,108)         (27)
    Accounts payable and accrued expenses        8,110        20,374        1,198
    Current income taxes payable to FCI         (3,718)        5,051          (86)
    Deferred income                             13,096        10,084          (69)
    Other                                       (4,084)       (4,431)          (4)
Net cash provided by (used in) operating        92,976        (2,006)       3,412
activities

Investing Activities:
Proceeds from sales of loans                   952,055       448,555
Net loans originated or collected           (1,081,644)     (528,864)
Credit card portfolio acquisition                            (15,469)
Net decrease (increase) in loans to FCI                        9,375       (3,215)
Additions to premises and equipment             (4,113)       (1,353)        (239)
Net cash used in investing activities         (133,702)      (87,756)      (3,454)

Financing Activities:
Increase in interest-bearing deposit                           1,000
Net (decrease) increase in short-term           (9,319)       63,482
borrowings
Net proceeds from issuance of common stock      47,384
Capital contributions from FCI                                60,000
Net cash provided by financing activities       38,065       124,482

Net (decrease) increase in cash and cash        (2,661)       34,720          (42)
equivalents
Cash and cash equivalents at beginning of       34,743            23           65
year
Cash and cash equivalents at end of year     $  32,082    $   34,743  $        23

          See accompanying Notes to Consolidated Financial Statements.



METRIS COMPANIES INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(dollars in thousands, except per share and as noted)



Pervasiveness of Estimates

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

 NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Federal Funds Sold

     Federal funds sold are short-term loans made to banks through the Federal Reserve System. It is the Company's policy to make such loans only to banks that are considered to be in compliance with their regulatory capital requirements.

Credit Card Loans Held for Securitization

     Credit card loans held for securitization are loans the Company intends to securitize, generally no later than three months from origination and are recorded at the lower of aggregate cost or market value.

Securitization, Retained Interests in Loans Securitized and Securitization
Income

     Substantially all credit card loans have been securitized and sold to investors through a master trust (see Note 3). The Company retains an interest in the trust in an amount equal to the amount of the retained subordinated certificates of each series held by MRI, plus the amount equal to the principal receivables in excess of the principal balance of the certificates. The sales of these loans have been recorded in accordance with Statement of Financial Accounting Standards No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse". Upon sale, the loans are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the loans and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the life of the loans, net of certain funding and servicing costs. The resulting gain is further reduced for estimated loan losses over the life of the related loans under the limited recourse provisions. Because these estimates are influenced by factors outside of the Company's control, the uncertainty inherent in these estimates makes it reasonably possible that these estimates could change in the near term.

     The securitization and sale of credit card loans changes the Company's interest in such loans from lender to servicer, with a corresponding change in how revenue is reported in the income statement. For securitized and sold credit card loans, amounts that otherwise would have been recorded as interest income, interest expense, fee income and provision for loan losses are instead reported in other operating income as "Net securitization and credit card servicing income."

Allowance for Loan Losses

     Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing on-balance-sheet loan portfolio. In evaluating the adequacy of the allowance for loan losses, management considers several factors, including: historical charge-off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay;
the risk characteristics of the portfolios; and other factors. Significant changes in these factors could affect the adequacy of the allowance for loan losses in the near term.

     Credit card accounts are generally charged off at the end of the month during which the loan becomes contractually 180 days past due, with the exception of bankrupt accounts, which are charged off immediately upon formal notification of bankruptcy, and accounts of deceased cardholders without a surviving, contractually liable individual, or an estate large enough to pay the debt in full, which are also charged off immediately upon notification.

Debt Waiver Products

     Direct Merchants Bank offers various debt waiver products to its credit card customers for which it retains the claims risk. Revenue for such products is recognized ratably over the coverage period, generally one month, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Revenues recorded for debt waiver products are included in the consolidated statements of income under "Fee-based product revenues" and were $25,487, $4,845, and $0 for the years ended December 31, 1996, 1995 and 1994, respectively. Unearned revenues and reserves for pending claims are recorded in the consolidated balance sheets in "Accrued Expenses and Other Liabilities" and amounted to $2,460 and $698 as of December 31, 1996 and 1995, respectively.

Premises and Equipment

     Premises, furniture and equipment, and computer hardware and software are stated at cost and depreciated on a straight-line basis over their estimated economic useful lives (three to ten years for furniture and equipment, three to five years for computer hardware, up to five years for software; and over the shorter of the estimated useful life or the term of the lease for leasehold improvements). The Company capitalizes software developed for internal use that represents major enhancements or replacements of operating and management information systems. Amortization of such capitalized software begins when the systems are fully developed and ready for implementation. Repairs and maintenance are charged to expense as incurred.

Interest Income on Credit Card Loans

     Interest income on credit card loans is accrued and earned based on the principal amount of the loans outstanding using the effective-yield method. Accrued interest which has been billed to the customer but not yet received is classified on the balance sheet with the related credit card loans. Accrued interest which has not yet been billed to the customer is estimated and classified on the balance sheet separate from the loan balance. Interest income is generally recognized until a loan is charged off. At that time, the accrued interest portion of the charged off balance is deducted from current period interest income.

Extended Service Plans

     The Company coordinates the marketing activities for Fingerhut's sales of extended service plans. Revenues for extended service plans sold, and related provisions for service contract returns, are recorded at the time of Fingerhut's shipment to the customer of the related merchandise. The provision for service contract returns charged against revenues for the years ended December 31, 1996, 1995 and 1994 amounted to $4,493, $3,626 and $2,558, respectively.

        Additionally, the Company reimburses Fingerhut for the cost of its marketing media and other services utilized in the sales of service plans, based on contracts sold and on media utilization costs as agreed to by the Company and Fingerhut. These media cost reimbursements were $4,847, $4,166, and $2,780 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company has contracted with a third-party underwriter and claims administrator to service and absorb the risk of loss from most claims. These claims servicing contract costs are expensed as the service contracts are sold, net of the related cost of anticipated service contract returns. The Company began performing these administrative services and retained the claims risk for new extended service plans sold on or after January 1, 1997.

Credit Card Fees and Origination Costs

     Credit card fees include annual membership, late payment, over-credit limit, returned check, and cash advance transaction fees. These fees are assessed according to the terms of the related cardholder agreements.

     The Company defers direct credit card origination costs associated with successful credit card solicitations that it incurs in transactions with independent third parties, and certain other costs that it incurs in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs are netted against the related credit card annual fee, if any, and amortized on a straight-line basis over the cardholder's privilege period, generally 12 months. Net deferred fees were $14,263 and $6,036 as of December 31, 1996 and 1995, respectively.

Solicitation Expenses

     Credit card account and other product solicitation costs, including printing, credit bureaus, list processing costs, telemarketing and postage, are generally expensed as incurred over the two to three month period during which the related responses to such solicitation are received.

Credit Card Fraud Losses

     The Company experiences credit card fraud losses from the unauthorized use of credit cards. These fraudulent transactions are expensed when identified, through the establishment of a reserve for the full amount of the transactions. These amounts are charged off after 90 days, after all attempts to recover the amounts from such transactions, including chargebacks to merchants and claims against cardholders, are exhausted.

Interest Rate Risk Management Contracts

     The nature and composition of the Company's assets and liabilities and off-balance-sheet items expose the Company to interest rate risk. The
Company enters into a variety of interest rate risk management contracts such as interest rate swap and cap agreements in the management of its interest rate exposure. These interest rate risk management contracts are designated, and effective, as synthetic alterations of specific assets or liabilities (or groups of assets or liabilities) and off-balance-sheet items. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" on the consolidated statements of income. Premiums paid for such contracts and the related interest payable or receivable under such contracts are classified under "Other payables/receivables due to/from credit card securitization, net," on the consolidated balance sheets. Premiums paid for interest rate contracts are recorded at cost and amortized on a straight-line basis over the life of the contract.

Income Taxes

     The Company is included in the consolidated federal income tax return and certain state income tax returns of FCI. Based on a tax sharing agreement between the Company and FCI, the provisions for federal and state income taxes are computed based only on the Company's financial results as if the Company filed its own federal and state income tax returns. Deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts using enacted tax rates that are expected to apply for the year in which the differences are expected to reverse.

Statements of Cash Flows

     The Company prepares its consolidated statements of cash flows using the indirect method, which requires a reconciliation of net income to net cash from operating activities. In addition, the Company nets certain cash receipts and cash payments from credit card loans made to customers, including principal collections on those loans. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, short-term investments, (mainly money market funds) and all other highly liquid investments with original maturities of three months or less.

     Cash paid for interest during the years ended December 31, 1996, 1995 and 1994 was $4,106, $1,217, and $0 respectively. Cash paid for income taxes for the same years was $41,625, $2,004, and $1,589, respectively.

Stock-Based Employee Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.
The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock
(see Note 8).

Earnings Per Share

     Earnings per share is computed using net income applicable to common stock and the weighted-average number of common and common equivalent shares outstanding, after giving retroactive effect to the shares outstanding as if the Company reorganization that occurred during September 1996 (see Note 1) had occurred at the beginning of the first period shown. The common equivalent shares outstanding were calculated using the treasury stock method, using the initial public offering price for the years prior to the initial public offering. In addition, common equivalent shares outstanding were calculated assuming that certain options (see Note 8) were converted into shares of the Company's common stock at the beginning of the first year shown.

NOTE 3 - CREDIT CARD SECURITIZATIONS

     The Company securitizes and sells a portion of its credit card loans to both public and private investors through the Metris Master Trust (the "Trust"). Credit card loans are transferred to the Trust, which issues certificates representing undivided ownership interests in the Trust. The Company also retains participation interests in the Trust (under "Retained interests in loans securitized" on the consolidated balance sheets), in an amount equal to the amount of the retained subordinated certificates of each series held by MRI plus the amount equal to the loans in excess of the principal balance of the certificates. Although the Company continues to service the underlying credit card accounts and maintains the customer relationships, these transactions are treated as sales for financial reporting purposes and the associated loans are not reflected on the consolidated balance sheets. The Company has receivables from or payables to the Trust as a result of securitizations including amounts deposited in an investor reserve account held by the trustee for the benefit of the Trust's certificateholders ("Investor Deposit"), the excess servicing asset, which represents the net gain recorded at any point in time for loans sold under the asset securitizations, net of recourse reserves for securitized loans and normal and excess servicing fee receivables.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is as follows:


                                 Year Ended December 31,
                                   1996          1995
Balance at beginning of year     $  3,679     $
Provision for loan losses          18,477        4,393
Loans charged off                   9,514          720
Recoveries                            187            6
Net loan charge-offs                9,327          714
Balance at end of year           $ 12,829     $  3,679

NOTE 5 - PREMISES AND EQUIPMENT

     The carrying value of premises and equipment is as follows:

                                     December 31,
                                  1996        1995
Furniture and equipment         $  1,013    $     300
Computer equipment                 1,339        1,110
Computer software in               1,445          110
development
Construction in progress           1,710           48
Leasehold improvements               248           74
Total                           $  5,755    $   1,642
Less:  Accumulated depreciation      592          166
and amortization
Balance at end of year          $  5,163    $   1,476

     Depreciation and amortization expense for the years ended December 31, 1996, 1995 and 1994 was $426, $127, and $26, respectively.

NOTE 6 - SHORT TERM BORROWINGS

     On September 16, 1996, the Company executed agreements for the following credit facilities: (1) a $300 million, five-year revolving credit facility for the Company (the "Revolving Credit Facility"), guaranteed by FCI; and (2) an amendment to Series 1995-1 under the Metris Master Trust to (a) increase the Class A Variable Funding Certificate to support a $400 million increase to $1.2 billion (of which the Company may use up to $800 million) of the Fingerhut Owner Trust Commercial Paper Program in which the Company participates; and
(b) issue $112.6 million of additional asset-backed certificates to support the aforementioned increase in the Commercial Paper Program.

     The Company borrows under the Revolving Credit Facility and from FCI to fund on-balance sheet loans and for other general business purposes. At December 31, 1996, the Company had outstanding borrowings of $50.0 million under the Revolving Credit Facility and outstanding borrowings from FCI of $4.2 million. At December 31, 1995, the Company had borrowed $63.5 million from FCI.

        The weighted average interest rate on the Revolving Credit Facility borrowings at December 31, 1996 was 5.9%. The weighted average interest rate on the borrowings from FCI was 7.1% at December 31, 1996 and 1995.

     The Revolving Credit Facility is guaranteed by FCI and is further supported by the pledge of the stock of certain subsidiaries of the Company and certain accounts receivable and interests held therein by the Company. The Revolving Credit Facility also contains certain financial covenants standard for revolving credit facilities of this type including minimum net worth, minimum equity to managed assets ratio, maximum leverage and a limitation on indebtedness. In addition, the FCI guarantee includes certain covenants including interest coverage, leverage and minimum net worth for FCI. At December 31, 1996, the Company and FCI were in compliance with these covenants.

NOTE 7 - INITIAL PUBLIC OFFERING

     In October, 1996, the Company completed an initial public offering of 3,258,333 shares of its common stock at $16 a share. The transaction reduced FCI's ownership interest in the Company to approximately 83%. The Company realized net cash proceeds of approximately $47.4 million from the sale of such shares after underwriting discounts, commissions and expenses of the offering.

NOTE 8 - STOCK OPTIONS

     In connection with the initial public offering of the Company (see Note 7), the Company adopted the Metris Companies Inc. Long-Term Incentive and Stock Option Plan (the "Stock Option Plan"), which permits a variety of stock-based grants and awards and gives the Company flexibility in tailoring its long-term compensation programs. It provides that up to 1,860,000 shares of common stock, subject to adjustment in certain circumstances, are available for awards of stock options or other stock-based awards. At December 31, 1996, 461,300 shares were available for grant.

     The Compensation Committee has the authority to determine the exercise prices, vesting dates or conditions, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price for Incentive Stock Options ("ISOs") may not be less than 100% of the fair market value of the Common Stock on the date of grant (and not less than 110% of the fair market value in the case of an ISO granted to any employee owning more than 10% of the Common Stock) and the terms of nonqualified stock options may not exceed 15 years from the date of grant
(not more than 10 years for ISOs and five years for ISOs granted to any employee owning more than 10% of the Common Stock). Full or part-time employees, consultants or independent contractors to the Company are eligible to receive nonqualified options and awards (only full or part-time employees in the case of ISOs).

     Effective March 1994, FCI granted the Company's Chief Executive Officer ("CEO") a tandem option (the "Tandem Option") for either (a) 55,000 shares of FCI's common stock at an exercise price of $15 per share or (b) a 3.3% equity interest in the portion of the Company that exceeds two times the estimated fair value of the Company in March 1994. The exercise of either option terminates the other. In connection with the initial public offering, the 3.3% equity interest was converted into options for 656,075 shares of the Company's common stock with an exercise price of $2.76 per share, which vests over five years from the effective date. Compensation expense of $7.8 million related to these options was recorded for the year ended December 31, 1996

     In addition, at the time of the initial public offering the Company granted options to purchase an aggregate of 742,625 shares of common stock to officers and employees of the Company and Fingerhut, and others. Of these, 646,500 options were granted at an exercise price of $16 and the balance were granted at a below-market exercise price per share, for which expense of $1.2 million was recorded for the year ended December 31, 1996. All options granted to current officers and employees of the Company and Fingerhut were at the initial offering price.

     The Company also adopted the Metris Companies Inc. Non-Employee Director Stock Option Plan (the "Director Plan"). It provides that up to 20,000 shares of common stock, subject to adjustments in certain circumstances, are available for awards of stock options. Of these, 10,000 options were granted at an exercise price of $16. At December 31, 1996, 10,000 shares were available for grant.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Accordingly, the Company continues to account for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                               Year Ended December 31,
                                1996             1995
Net earnings - as            $   20,016      $     4,581
reported
Net earnings - pro forma     $   19,837      $     4,581
Earnings per share - as      $     1.16      $       .28
reported
Earnings per share - pro     $     1.15      $       .28
forma

The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1996: dividend yield of 0.17%; expected volatility of 25.1%; risk-free interest rate of 6.48% for the Stock Option Plan and the Director Plan and 6.53% for the Tandem Option Plan; and expected lives of 6.5 years for the Stock Option Plan and 7 years for the Tandem Option Plan. There were no options granted in 1995.

Information regarding the Company's stock option plans for 1996, 1995 and 1994 is as follows:

                                         Year Ended December 31,
                                 1996                1995                1994
                                    Weighted-           Weighted-           Weighted-
                                     Average             Average             Average
                           Shares   Exercise  Shares    Exercise  Shares    Exercise
                                     Price               Price               Price
Options outstanding,
beginning of year          656,075  $  2.76   656,075   $   2.76
Options exercised
Options granted            752,625    14.31                       656,075   $   2.76
Options
canceled/forfeited
Options outstanding, end
of year                  1,408,700   8.93     656,075       2.76  656,075       2.76
Weighted-average fair
value of options,
granted during the year              5.87
Weighted-average exercise
price of options,                    2.76                   2.76                2.76
exercisable at end of
year

The following table summarizes information about stock options outstanding at December 31, 1996:

                              Options Outstanding        Options Exercisable
                            Weighted-
                Number       Average     Weighted-       Number      Weighted-
             Outstanding    Remaining     Average     Exercisable     Average
  Exercise   at 12/31/96   Contractual    Exercise    at 12/31/96    Exercise
   Price                       Life        Price                       Price
 $    2.76      752,200         7.04    $     2.76       376,100    $    2.76
     16.00      656,500         9.83         16.00




NOTE 9 - EMPLOYEE BENEFIT PLANS

     Certain employees of the Company are participants in a non-contributory, defined benefit plan of FCI that covers substantially all employees of FCI. This plan has a vesting period of five years and provides monthly retirement benefits based on years of service and level of compensation. FCI's funding policy is to make annual contributions equal to, or exceeding, the minimum required by the Employee Retirement Income Security Act of 1974, and plan assets were primarily invested in an equity fund at December 31, 1996 and 1995. Due to the small number of the Company's employees with a significant number of years of service, the actuarial present value of benefit obligations and the plan assets to be allocated to the Company were immaterial at December 31, 1996 and 1995. Pension expense allocated to the Company for the years ended December 31, 1996, 1995 and 1994 was $44, $28 and $7, respectively.

     Certain employees of the Company are also participants in a defined contribution plan of FCI. Employer contributions to the plan are discretionary and are generally determined by the Board of Directors of each of the individual companies that participate in such plans, but are not to exceed 15% of each individual's compensation. The cost allocated to the Company for this plan for the years ended December 31, 1996, 1995 and 1994 was $149, $175 and $30, respectively.

     Employees of Direct Merchants Bank participate in a defined contribution plan maintained by Direct Merchants Bank that covers substantially all of its employees. The plan is limited to 401(k) provisions with a partial employer match. The cost to the Company for this plan for the years ended December 31, 1996, 1995 and 1994 was $6, $9 and $4, respectively.

     Effective January 1, 1997, substantially all employees of the Company are eligible to participate in a defined contribution plan maintained by the Company.

NOTE 10 - INCOME TAXES

     The components of the provision for income taxes consisted of the following:

                                    Years Ended December 31,
                                    1996        1995      1994
Current:
    Federal                       $38,914     $6,238    $
    State                           4,035        921       126
Deferred                          (30,419)    (4,291)      (95)
                                  $12,530     $2,868    $1,305

     A reconciliation of the Company's effective income tax rate compared to the statutory federal income tax rate is as follows:

                                       Years Ended December 31,
                                         1996     1995     1994
Statutory federal income tax rate       35.0%     35.0%    35.0%
State income taxes, net of federal       3.2%      3.2%     2.2%
benefit
Other, net                               0.3%      0.3%     0.1%
Effective income tax rate               38.5%     38.5%    37.3%

The "other net" tax rate in 1996, 1995 and 1994 was composed of miscellaneous items, none of which was individually significant.
     The Company's deferred tax assets and liabilities are as follows:

                                                December 31,
                                               1996       1995
Deferred income tax assets resulting from
future deductible temporary differences:
  Allowance for loan losses and recourse      $29,910   $8,455
  reserves
  Deferred annual credit card revenues          1,568      243
  Other product reserves                        1,482      518
  Other                                         1,265      470
                                              $34,225   $9,686
Deferred income tax liabilities resulting
from future taxable temporary differences:
  Net gain on securitization of credit card   $   386   $2,694
  loans
  Deferred solicitation and origination         1,692    1,594
  costs
  Accrued interest on credit card loans           578    1,061
  Other                                            41       31
                                              $ 2,697   $5,380

     Management believes, based on the Company's history of operating earnings, expectations for operating earnings in the future, and the expected reversals oftaxable temporary differences, earnings will be sufficient to fully utilize the deferred tax assets.

NOTE 11 - RELATED PARTY TRANSACTIONS

     FCI and its various subsidiaries have historically provided significant financial and operational support to the Company. Direct expenses incurred by FCI and/or its subsidiaries for the Company, and other expenses, have been allocated to the Company using various methods (headcount, actual or estimated usage, etc.). Since the Company has not historically operated as a separate stand-alone entity for all periods presented, these allocations do not necessarily represent the expenses and costs that would have been incurred directly by the Company had it operated on a stand-alone basis. However, management believes such allocations reasonably approximate market rates for the services performed. The direct and allocated expenses represent charges for services such as data processing and information systems, audit, certain accounting and other similar functions, treasury, legal, human resources, certain customer service and marketing analysis functions, certain executive time, and space and property usage allocations. In addition, the Company has historically managed the sales of credit insurance products for Fingerhut. In accordance therewith, the Company has allocated back to Fingerhut certain direct and other expenses using methods similar to those mentioned above. The historical expenses and cost allocations have been agreed to by the management of both FCI and the Company, the terms of which are summarized in an ongoing Administrative Services Agreement between FCI and the Company. This agreement provides for similar future services using similar rates and cost allocation methods for various terms, the latest of which expires on December 31, 1998.

     The financial statements also include an allocation of FCI interest expense for the net borrowings of the Company from FCI, or a net interest credit for the net cash flows of the Company loaned to FCI in certain periods. These allocations of interest expense or income for each of the periods presented were based on the net loans made or borrowings received between the Company and FCI, plus or minus the effects of intercompany balances outstanding during such periods. The interest rate used to calculate such expense or credit during such periods was based on the average short-term borrowing rates of FCI during the periods presented (see Note 6).

     The Company and Fingerhut have also entered into several other agreements that detail further business arrangements between the companies. The retroactive effects of these additional intercompany agreements and business arrangements have been reflected in the consolidated financial statements of the Company. The agreements entered into include a Co-Brand Credit Card Agreement and a Data Sharing Agreement, which provides for payment for every Fingerhut co-branded credit card account booked, as defined, and a payment based on card usage from such accounts. The parties have also entered into a Database Access Agreement, which provides the Company with the exclusive right to access and market financial services products, as defined, to Fingerhut customers, in exchange for an escalating non-refundable license fee, payable annually, ranging from $0.5 million to $2.0 million, based on the year within the term of the agreement ($1.0 million was paid in January
1997). The agreement also calls for a solicitation fee per product mailed to a Fingerhut customer, and a suppress file fee for each consumer name obtained from a third party and matched to the Fingerhut suppress file before its solicitation.

     The Company and Fingerhut have also entered into an Extended Service Plan Agreement, which provides the company with the exclusive right to provide and coordinate the marketing of extended service plans to the customers of Fingerhut. Revenues are received from Fingerhut from such sales, and the Company reimburses Fingerhut and/or its subsidiaries for certain marketing costs. Additionally, the Company and FCI have entered into a tax sharing agreement (see Note 2).

     Finally, the Company and FCI entered into a registration rights agreement under which FCI has the right to require the Company to register under the Securities Act of 1933, as amended, or to qualify for sale, any securities of the Company that FCI owns, and the Company will be required to use reasonable efforts to cause such registration to occur, subject to certain limitations and conditions. The Company will bear the entire cost of the first three demand registrations attributable to FCI, and FCI will bear one-half of the costs of any subsequent demand registrations. These costs include legal fees and expenses of counsel for the Company, registration fees, printing expenses and other related costs. FCI, however, will be required to pay any underwriting discounts and commissions associated with the sale of its securities and the fees and expenses of its own counsel.

     In the ordinary course of business, executive officers of the Company or FCI may have credit card loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectibility.

     The following table summarizes the amounts of these direct expense charges and cost allocations (including net interest income or expense), and the costs to the Company of the intercompany agreements mentioned above, for each of the years reflected in the financial statements of the Company:

                                     Year ended December 31,
                                    1996       1995       1994
Revenues:
Interest income                    $          $         $    487
Net extended service plan            20,420     17,779    12,244
  revenues
Expenses:
Interest expense                      3,178      1,181
Credit card account and other
  product solicitation                9,335      8,204     3,476
  and marketing expenses
Data processing services and          1,324        320         7
  communications
Third party customer service and
  collections expenses                             500       473
Other affiliate cost allocations        950      1,680     1,688



NOTE 12 - COMMITMENTS AND CONTINGENCIES

     Commitments to extend credit to consumers represent the unused credit limits on open credit card accounts. These commitments amounted to $1.2 billion and $709.5 million as of December 31, 1996 and 1995, respectively. While these amounts represent the total lines of credit available to the Company's customers, the Company has not experienced and does not anticipate all of its customers will exercise their entire available line at any given point in time. The Company also has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     The Company leases certain office facilities and equipment under various cancelable and non-cancelable operating lease agreements that provide for the payment of a proportionate share of property taxes, insurance and other maintenance expenses. These leases also may include scheduled rent increases and renewal options. In addition, certain of these obligations have been guaranteed by FCI. Rental expense for such operating leases for 1996, 1995 and 1994 was $1,135, $150 and $79, respectively.

     Future minimum lease commitments at December 31, 1996 under cancelable and non-cancelable operating leases are as follows:

       1997                                                      $3,181
       1998                                                       2,994
       1999                                                       1,675
       2000                                                       1,296
       2001                                                         195
       Thereafter                                                    16
                Total minimum lease payments                     $9,357

NOTE 13 - CAPTIAL REQUIREMENTS AND DIVIDEND AND LOAN RESTRICTIONS

     In the normal course of business, the Company enters into agreements, or is subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with the Company or its affiliates. Such restrictions prevent Direct Merchants Bank from lending to the Company and its affiliates with certain limited exceptions. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company in accordance with the national bank dividend policy.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of the Currency and the Federal Reserve Board, and monitored by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. These regulators consider a range of factors when determining capital adequacy, such as the organization's size, quality, liquidity and internal controls. At December 31, 1996 and 1995, Direct Merchants Bank's Tier 1 risk-based capital ratio, risk-based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well capitalized" depository institution under regulations of the Office of the Comptroller of the Currency.

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

     A concentration of credit risk is defined as significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions. The Company is active in originating credit card loans throughout the United States, and no individual or group had a significant concentration of credit risk at December 31, 1996 or December 31, 1995. The following table details the geographic distribution of the Company's retained, sold and managed credit card loans:

                                       Retained     Sold       Managed
December 31, 1996
California                             $ 27,053    $ 175,892   $  202,945
Florida                                  17,505      113,819      131,324
New York                                 17,034      110,754      127,788
Texas                                    16,480      107,151      123,631
Ohio                                      9,409       61,179       70,588
Pennsylvania                              8,654       56,267       64,921
Illinois                                  7,989       51,940       59,929
All others                              111,205      723,609      834,814
               Total                  $ 215,329   $1,400,611  $ 1,615,940
December 31, 1995
California                            $   9,765   $   46,076  $    55,841
New York                                  7,480       35,295       42,775
Texas                                     7,184       33,897       41,081
Florida                                   6,091       28,740       34,831
Pennsylvania                              4,465       21,069       25,534
Ohio                                      4,157       19,617       23,774
Illinois                                  4,052       19,120       23,172
All others                               51,870      244,741      296,611
               Total                  $  95,064   $  448,555  $   543,619

     The Company targets its consumer credit products to moderate income consumers. Primary risks associated with lending to this market are that they may be more sensitive to future economic downturns, which may make them more likely to default on their obligations.

     At December 31, 1996 and December 31, 1995, all federal funds sold were made to one bank, which represents a concentration of credit risk to the Company. The Company is able to monitor and mitigate this risk since all federal funds are sold on a daily origination and repayment basis and therefore may be recalled quickly should the credit risk of the counterparty bank increase above certain limits set by the Company.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has estimated the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". Financial instruments include both assets and liabilities, whether or not recognized in the Company's consolidated balance sheets, for which it is practicable to estimate fair value. Additionally, certain intangible assets recorded on the consolidated balance sheets, such as purchased credit card relationships, and other intangible assets not recorded on the consolidated balance sheets (such as the value of the credit card relationships for originated loans and the franchise values of the Company's various lines of business) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The Company believes that there is substantial value associated with these assets based on current market conditions, including the purchase and sale of such assets. Accordingly, the aggregate estimated fair value amounts presented do not represent the entire underlying value of the Company.

     Quoted market prices generally are not available for all of the Company's financial instruments. Accordingly, in cases where quoted market prices are not available, fair values were estimated using present value and other valuation techniques that are significantly affected by the assumptions used, including the discount rate and estimated future cash flows. Such assumptions are based on historical experience and assessment regarding the ultimate collectibility of assets and related interest, and estimates of product lives and repricing characteristics used in the Company's asset/liability management process. These assumptions involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Thus, changes in these assumptions could significantly affect the fair-value estimates.

     A description of the methods and assumptions used to estimate the fair value of each class of the Company's financial instruments is as follows:

Cash and cash equivalents and accrued interest and fees receivable

     The carrying amounts approximate fair value due to the short-term nature of these instruments.

Credit card loans, net of allowance for loan losses

     Currently, credit card loans are originated with variable rates of interest that adjust with changing market interest rates. Thus, carrying value approximates fair value. However, this valuation does not include the value that relates to estimated cash flows generated from new loans from existing customers over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card loans does not represent the underlying value of the established cardholder relationships.

Other payables/receivables due to/from credit card securitizations, net

     The fair value of the excess servicing rights component of other payables/receivables due to/from credit card securitizations, net, is estimated by discounting the future cash flows at rates which management believes to be consistent with those that would be used by an independent third party. However, because there is no active market for these financial instruments, the fair values presented may not be indicative of the value negotiated in an actual sale. The future cash flows used to estimate the fair values of these financial instruments are adjusted periodically for prepayments on loans sold, net of anticipated charge-offs over the life of the loans under the recourse provisions, and allow for the value of normal servicing fees. For the other components of other payables/receivables due to/from credit card securitizations, net, the carrying amount is a reasonable estimate of the fair value.

Interest-bearing deposit and short-term borrowings

     Interest-bearing deposit and short-term borrowings are made with variable rates of interest that adjust with changing market interest rates. Thus, carrying value approximates fair value.

Interest rate cap and swap agreements

     The fair values of interest rate cap and swap agreements were obtained from dealer quoted prices. These values generally represent the estimated amounts the Company would receive or pay to terminate the agreements at the reporting dates, taking into consideration current interest rates and the current creditworthiness of the counterparties.


     The estimated fair values of the Company's financial instruments are summarized as follows:

                                             Year Ended December 31,
                                               1996              1995
                                        Carrying   Estimated  Carrying  Estimated
                                         amount    fair value  amount   fair value
Cash and cash equivalents              $ 32,082   $    32,082 $34,743   $34,743
Credit card loans, net                  202,500       202,500  91,385    91,385
Other payables/receivables due          (36,619)      (36,619) 31,597    31,597
(to)/from credit card securitizations,
net
Interest-bearing deposit                  1,000         1,000   1,000     1,000
Short term borrowings                    54,163        54,163  63,482    63,482
Interest rate swap agreements in a net
receivable position
Interest rate cap agreements              4,143         1,989   3,008     1,488

Derivative Financial Instruments Held or Issued for Purposes Other Than Trading

     The Company has entered into interest rate cap and swap agreements to hedge its economic exposure to fluctuating interest rates associated with the floating and fixed rate certificates issued by the Metris Master Trust. Particularly, in connection with the issuance of the $512.6 million Metris Master Trust Series 1995-1 certificates in May 1995, the Company entered into an eight-year agreement capping the certificate interest rate at 11.2%.
Also, in connection with the issuance of additional Series 1995-1 certificates related to the September 1996 amendment of Series 1995-1, the Company entered into additional six-and two-thirds-year agreements capping the certificates' interest rate at 11.2%. Additionally, the Company entered into two interest rate swap agreements in April 1996, to synthetically alter the fixed rate of the Metris Master Trust Series 1996-1 certificates to a floating rate to manage interest rate sensitivity and better match this rate to the variable interest rate of the Company's loans that are sold and serviced with limited recourse. Total notional amounts of these swap transactions amounted to $605.5 million, and exchanged an obligation to pay a weighted-average fixed rate of 6.26% for a one-month floating rate based on the prevailing monthly LIBOR rate. This weighted-average floating rate for the series 1996-1 certificates was 5.64% at December 31, 1996.
The obligations of the Company and the counterparties under these swap agreements are settled on a monthly basis.

     Interest rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonpayment by counterparties. Therefore, in the event of nonperformance by the counterparties, the Company's credit exposure is limited to the uncollected interest and contract market value related to the contracts that have become favorable to the Company. Although the Company does not require collateral from counterparties on its existing agreements, the Company does control the credit risk of such contracts through established credit approvals, risk control limits, and the ongoing monitoring of the credit ratings of counterparties. The Company currently has no reason to anticipate nonperformance by the counterparties.

Summary of Consolidated Quarterly Financial Information and Stock Data (dollars in thousands, except per share amounts)(unaudited)

                                                     1996
                                  Fourth      Third      Second       First
                                  Quarter    Quarter     Quarter     Quarter
Interest Income                $     9,847 $     7,728   $     6,916  $     5,703
Interest Expense                     1,283         965           761        1,097
Net Interest Income                  8,564       6,763         6,155       4 ,606
Provision for Loan Losses            7,921       5,383           483        4,690
Other Operating Income              40,896      32,030        27,930       25,366
Other Operating Expense             32,889      23,976        25,409       19,013
Income Before Income Taxes           8,650       9,434         8,193        6,269
Net Income                     $     5,320 $     5,802   $     5,039  $     3,855
Earnings Per Common Share -    $      0.28 $      0.35   $      0.31  $      0.23
fully diluted
Weighted-average Common and
Common                          18,956,457  16,515,684    16,495,936   16,476,188
Equivalent Shares - fully
diluted
Market Prices:
 High                          $    25 3/4
 Low                                20 1/8

                                                     1995
                                  Fourth      Third      Second       First
                                  Quarter    Quarter     Quarter     Quarter
Interest Income                $     3,648 $     2,508   $     1,424  $        36
Interest Expense                       387         551           498         (219)
Net Interest Income                  3,261       1,957           926          255
Provision for Loan Losses            2,749       1,110           534
Other Operating Income              20,072      14,916        12,090        4,005
Other Operating Expense             19,854       9,183        12,887        3,716
Income (Loss) Before Income            730       6,580          (405)         544
Taxes
Net Income (Loss)                      449       4,047          (249)         334
Earnings (Loss) Per Common     $      0.03 $      0.25   $     (0.02) $      0.02
Share - fully diluted
Weighted-average Common and
Common                          16,439,407  16,402,625    16,365,844   16,329,062
Equivalent shares - fully
diluted

Stock Data

The Company's common stock, which is traded under the symbol "MTRS", has been listed on the Nasdaq National Market since October 25, 1996. As of February 28, 1997, there were 27 holders of record of the Company's common stock.

Dividend Policy

The Company was a wholly-owned indirect subsidiary of Fingerhut Companies, Inc., until the completion of the initial public offering in October 1996 and, as such, did not pay regular dividends. The Company intends to pay regular quarterly cash dividends. The amount of such dividends is expected to be relatively nominal and the Company expects to retain substantially all of its net earnings to fund future growth. The declaration and payment of dividends will be subject to the discretion of the Board of Directors. The determination of the amount of future cash dividends, if any, to be declared and paid by the Company will depend upon, among other things, the Company's financial condition, funds from operations, future business prospects, and other factors deemed relevant by the Board of Directors. Accordingly, there can be no assurance that any dividends will be paid. Furthermore, provisions contained in the Company's borrowing agreements and banking regulations applicable to Direct Merchants
Bank may restrict the ability of the Company's subsidiaries to pay dividends to the Company or the ability of the Company to pay dividends to its stockholders.