Form 10-K, Exhibit 13
period 1997-12-31
METRIS COMPANIES INC
filed 1998-03-31
CIK 1021061

FINANCIAL HIGHLIGHTS


       METRIS COMPANIES INC. AND SUBSIDIARIES

       SELECTED FINANCIAL DATA

     (IN THOUSANDS, EXCEPT EPS AND STOCK PRICES)                           YEAR ENDED DECEMBER 31,
     -----------------------------------------------------------------------------------------------------------------------
                                                             1997           1996         1995       1994             1993
     -----------------------------------------------------------------------------------------------------------------------
     INCOME STATEMENT DATA (MANAGED BASIS): (1)
     Net Interest Income                               $    306,361  $    143,491  $     26,354  $     487    $         279
     Provision for Loan Losses                              319,299       136,305        26,234
     Other Operating Income                                 212,869       126,647        52,969     14,238           10,053
     Other Operating Expense                                138,048       101,287        45,640     11,222            8,333
     -----------------------------------------------------------------------------------------------------------------------
     Income Before Income Taxes                              61,883        32,546         7,449      3,503            1,999
     Tax Rate                                                 38.5%         38.5%         38.5%      37.3%            36.9%
     Net Income                                        $     38,058  $     20,016  $      4,581  $   2,198    $       1,262
     -----------------------------------------------------------------------------------------------------------------------
     PER COMMON SHARE STATISTICS:
     EPS - diluted (2)                                 $       1.88  $       1.17  $       0.28  $    0.14    $        0.08
     Stock Price (year end)                                   34.25         24.00
     Shares Outstanding (year end)                           19,225        19,225        15,967     15,967           15,967
     Shares Used to Compute EPS (diluted)                    20,238        17,129        16,369     16,270           15,967
     ----------------------------------------------------------------------------------------------------------------------
     CREDIT CARD DATA (MANAGED BASIS): (1)
     Total Accounts                                           2,293         1,418           703
     Year-end Loans                                    $  3,546,936  $  1,615,940  $    543,619
     Year-end Assets                                      3,604,972     1,687,227       622,983  $   9,856    $       6,615
     Average Loans                                        2,294,893     1,018,856       183,274
     Average Interest-earning Assets                      2,341,451     1,040,924       193,086      6,615            4,531
     Average Assets                                       2,355,978     1,078,346       214,363      7,076            5,191
     Average Equity                                         158,180        92,852        30,083      5,365            3,904

     Net Interest Margin (3)                                  13.1%         13.8%         13.6%       7.4%             6.2%
     Return on Average Assets                                  1.6%          1.9%          2.1%      31.1%            24.3%
     Return on Average Equity                                 24.1%         21.6%         15.2%      41.0%            32.3%
     Loan Loss Reserves                                $    244,084  $     95,669  $     22,219
     Delinquency Ratio (4)                                     6.6%          5.5%          4.0%
     Loan Loss Reserve Ratio                                   6.9%          5.9%          4.1%
     Net Charge-off Ratio (5)                                  8.3%          6.2%          2.2%
     -----------------------------------------------------------------------------------------------------------------------
     FEE-BASED SERVICES AND
     EXTENDED SERVICE PLAN DATA:
     Fee-based Services Revenues                       $     55,502  $     29,853  $      6,662  $   1,994    $       2,118
     Net Extended Service Plan Revenues                       7,911        20,420        17,779     12,244            7,935
     Warrantable Product Unit Penetration Rates (6)           26.7%         24.4%         20.4%      15.3%            12.9%
     -----------------------------------------------------------------------------------------------------------------------


     (1) The Company analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of securitization.

     (2) Earnings per share is calculated assuming the Company reorganization occurred at the beginning of the first year shown.

     (3) Includes the Company's actual cost of funds plus all costs associated with asset securitizations, including the interest expense paid to the certificate holders and amortization of the discount and fees.

     (4) Delinquency ratio represents credit card loans that were at least 30 days contractually past due at year end as a percentage of year-end managed loans.

     (5) Net charge-off ratio reflects actual principal amounts charged-off, less recoveries, as a percentage of average managed loans.

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

     METRIS COMPANIES INC. AND SUBSIDIARIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Metris Companies Inc. and its subsidiaries (collectively, the "Company"), including Metris Direct, Inc., Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), Metris Funding Co., and Metris Receivables, Inc. This discussion should be read in conjunction with the consolidated financial statements and the related notes thereto.

     GENERAL

     The Company is an information-based direct marketer and provider of consumer credit products and fee-based services and extended service plans primarily to moderate income consumers. The Company is an 83% owned indirect subsidiary of Fingerhut Companies, Inc. ("FCI").

     CONSUMER CREDIT PRODUCTS

     The Company's consumer credit products are primarily unsecured credit cards issued by Direct Merchants Bank. The primary factors affecting the profitability of consumer credit products are credit card account and loan growth, interest spreads on loans, credit card usage, credit quality (delinquencies and charge-offs), the level of solicitation and marketing expenses, fraud losses, servicing and other administrative costs. The Company generates interest and other income through finance charges assessed on outstanding credit card loans, credit card fees (including annual membership, cash advance, overlimit, past-due, and other credit card fee income) and interchange income. The Company's primary related expenses are the costs of funding its loans, provisions for loan losses and operating expenses including employee compensation, account solicitation and marketing expenses, and data processing and servicing expenses.

     FEE-BASED SERVICES AND EXTENDED SERVICE PLANS

     To improve our ability to attract more clients for our fee-based services, in 1997, we began to consolidate our fee-based services and extended service plan businesses into one business line. The Company markets its fee-based services, including debt waiver programs, card registration, third-party insurance and third-party membership clubs, to its credit card customers, customers of third-party partners and Fingerhut Corporation ("Fingerhut") customers. Profitability for fee-based services is affected by the response rates to solicitation efforts, the targeted solicitation plans, the commission rates received from and paid to the Company's partners, claims rates and claims servicing costs for certain programs, and other operating expenses. In addition, the Company provides extended service plans that extend warranty service coverage beyond the manufacturer's warranty on selected products sold by Fingerhut, an affiliate. Extended service plan profitability is directly affected by the response rates to product solicitation efforts, returns or cancel rates for the underlying product, the retail sales price of the product on which an extended service plan is sold, the cost of underwriting and claims servicing, and other operating expenses.

     RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net income for the year ended December 31, 1997, was $38.1 million, or $1.88 per share, an increase of $18.1 million over net income of $20.0 million, or $1.17 per share, for 1996. The 90% increase in net income is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans to $2.3 billion for 1997 from $1.0 billion for 1996, an increase of 125%, and growth in total credit card accounts to 2.3 million at December 31, 1997, from 1.4 million at December 31, 1996.

     The provision for loan losses on a managed basis was $319.3 million in 1997, compared to $136.3 million in 1996. The increase primarily reflects higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 8.3% for 1997, compared to 6.2% in 1996.

     Other operating income on a managed basis increased $86.2 million to $212.9 million, primarily due to credit card fees, interchange and other credit card income, which increased to $153.6 million for 1997, up 74% over $88.3 million for 1996. In addition, fee-based services revenues increased 86% to $55.5 million for 1997, up from $29.9 million for 1996. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

     Other operating expenses increased to $138.0 million in 1997, compared to $101.3 million in 1996. The increase in operating costs was due to continued investments in the infrastructure of the Company. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 26.6% in 1997 from 37.5% in 1996.

     YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net income for the year ended December 31, 1996, was $20.0 million, or $1.17 per share, an increase of $15.4 million over net income of $4.6 million, or $.28 per share, for 1995. The 337% increase in net income is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans to $1.0 billion for 1996 from $183 million for 1995, an increase of 456%, and growth in total credit card accounts to 1.4 million at December 31, 1996 from 0.7 million at December 31, 1995.

     The provision for loan losses on a managed basis was $136.3 million in 1996, compared to $26.2 million in 1995. The increase primarily reflects an increase in credit card loans as well as an increase in net charge-offs consistent with the continued seasoning of the portfolio and industry trends. The managed net charge-off rate was 6.2% for 1996, compared to 2.2% in 1995.

     Other operating income on a managed basis increased $73.7 million to $126.6 million, primarily due to credit card fees, interchange and other credit card income, which increased to $88.3 million for 1996, up 298% over $22.2 million for 1995. In addition, fee-based services revenues increased 348% to $29.9 million for 1996, up from $6.7 million for 1995. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

     Other operating expenses increased to $101.3 million in 1996, compared to $45.6 million in 1995. The increase in operating costs was due to continued investments in the infrastructure of the business to support the growth of the Company's business lines: consumer credit products and fee-based services and extended service plans. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 37.5% in 1996 from 57.5% in 1995.

     MANAGED LOAN PORTFOLIO AND THE IMPACT OF CREDIT CARD SECURITIZATIONS

     SECURITIZATION

     Securitizations of credit card loans have been and are expected to be a major source of funding for the Company. The effect on the Company's consolidated financial statements from securitization is to remove credit card loans sold with limited recourse from the consolidated balance sheet.

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

     During the first quarter of 1997, the Company implemented Statement of Financial Accounting Standards No. 125 ("SFAS 125") "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 125 did not have a material effect on the Company's consolidated financial statements.

     MANAGED LOAN PORTFOLIO

     The Company analyzes its financial performance on a managed loan portfolio basis. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitization. The Company's discussion of revenues, where applicable, and provision for loan losses includes comparisons to amounts reported in the Company's consolidated statements of income ("owned basis" or "on-balance sheet") as well as on a managed basis.

     The Company's managed loan portfolio is comprised of credit card loans held for securitization, retained interests in loans securitized and the investors' share of securitized credit card loans. The investors' share of securitized credit card loans is not an asset of the Company, and, therefore, is not shown on the Company's consolidated balance sheets. The following tables summarize the Company's managed loan portfolio:

                                                              DECEMBER 31,
     ---------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                                  1997           1996
     ---------------------------------------------------------------------------
     YEAR-END BALANCES:
     CREDIT CARD LOANS:
       Loans held for securitization                 $      8,795   $     14,164
       Retained interests in loans securitized            471,831        201,165
       Investors' interests in securitized loans        3,066,310      1,400,611
     ---------------------------------------------------------------------------
     TOTAL MANAGED LOAN PORTFOLIO                    $  3,546,936   $  1,615,940
     ---------------------------------------------------------------------------

                                                     YEAR ENDED DECEMBER 31,
     ---------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                                  1997     1996
     ---------------------------------------------------------------------------
     AVERAGE BALANCES:
     CREDIT CARD LOANS:
       Loans held for securitization                 $     78,264   $     28,632
       Retained interests in loans securitized            278,554        121,177
       Investors' interests in securitized loans        1,938,075        869,047
     ---------------------------------------------------------------------------
     TOTAL MANAGED LOAN PORTFOLIO                    $  2,294,893   $  1,018,856
     ---------------------------------------------------------------------------

     IMPACT OF CREDIT CARD SECURITIZATIONS

     The following table provides a summary of the effects of credit card securitizations on selected line items of the Company's statements of income for each of the periods presented, as well as selected financial information on both an owned and managed loan portfolio basis:


                                                         YEAR ENDED DECEMBER 31,
     ----------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                          1997           1996           1995
     ----------------------------------------------------------------------------------
     STATEMENTS OF INCOME (OWNED BASIS):
     Net interest income                     $     57,243   $     26,088   $      6,399
     Provision for loan losses                     43,989         18,477          4,393
     Other operating income                       186,677        126,222         51,083
     Other operating expense                      138,048        101,287         45,640
     ----------------------------------------------------------------------------------
     Income before income taxes              $     61,883   $     32,546   $      7,449
     ----------------------------------------------------------------------------------
     ADJUSTMENTS FOR SECURITIZATIONS:
     Net interest income                     $    249,118   $    117,403   $     19,955
     Provision for loan losses                    275,310        117,828         21,841
     Other operating income                        26,192            425          1,886
     Other operating expense
     ----------------------------------------------------------------------------------
     Income before income taxes              $              $              $
     ----------------------------------------------------------------------------------
     STATEMENTS OF INCOME (MANAGED BASIS):
     Net interest income                     $    306,361   $    143,491   $     26,354
     Provision for loan losses                    319,299        136,305         26,234
     Other operating income                       212,869        126,647         52,969
     Other operating expense                      138,048        101,287         45,640
     ----------------------------------------------------------------------------------
     Income before income taxes              $     61,883   $     32,546   $      7,449
     ----------------------------------------------------------------------------------

     OTHER DATA:
     ----------------------------------------------------------------------------------
     OWNED BASIS:
     Average interest-earning assets         $    403,375   $    171,877   $     49,644
     Return on average assets                        7.7%           9.6%           6.5%
     Return on average equity                       24.1%          21.6%          15.2%
     Net interest margin (1)                        14.2%          15.2%          12.9%
     ----------------------------------------------------------------------------------
     MANAGED BASIS:
     Average interest-earning assets         $  2,341,451   $  1,040,924   $    193,086
     Return on average assets                        1.6%           1.9%           2.1%
     Return on average equity                       24.1%          21.6%          15.2%
     Net interest margin (1)                        13.1%          13.8%          13.6%
     ----------------------------------------------------------------------------------

     (1) Net interest margin is equal to net interest income divided by average interest-earning assets.

     NET INTEREST INCOME

     Net interest income consists primarily of interest earned on the Company's credit card loans less interest expense on borrowings to fund the loans.

     Managed net interest income for the year ended December 31, 1997, was $306.4 million compared to $143.5 million for the same period in 1996, an increase of $162.9 million. This increase was primarily due to a $1.3 billion increase in average managed loans over the comparable period in 1996. The average yield on managed interest-earning assets decreased to 18.6% for the year ended December 31, 1997, from 19.1% for the year ended December 31, 1996. The acquisition of two credit card portfolios reduced the average yield for the year ended December 31, 1997 by approximately 0.2 percentage points. The remaining reduction in the average yield was due to increased charge-offs of finance charges in 1997. The Company has used variable rate funding in its credit card securitization transactions and in its short-term borrowings, or has executed interest rate swap agreements with bank counterparties to effectively swap fixed term funding rates to variable rates. The average yield on interest-earning assets on an owned basis decreased to 17.2% for the year ended December 31, 1997, from 17.6% for the same period in 1996.

     Managed net interest income for the year ended December 31, 1996, was $143.5 million compared to $26.4 million for the same period in 1995, an increase of $117.1 million. This increase was primarily due to an $836 million increase in average managed loans over the comparable period in 1995. The average yield on managed interest-earning assets increased to 19.1% for the year ended December 31, 1996, from 18.8% for the year ended December 31, 1995, primarily due to the increase in average credit card loans as a percentage of total interest-earnings assets. The average yield on interest-earning assets on an owned basis increased to 17.6% for the year ended December 31, 1996, from 15.3% for the same period in 1995. This increase is primarily due to an increase in average credit card loans as a percentage of total interest-earning assets.

     The following tables provide an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the years ended December 31, 1997, 1996 and 1995:

     ANALYSIS OF AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS AND RATES

                                                                  YEAR ENDED DECEMBER 31,
     ----------------------------------  ----------------------------------------------------------------------------------
                                                               1997                                        1996
     ----------------------------------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                 Average Balance    Interest  Yield/Rate    Average Balance   Interest  Yield/Rate
     ----------------------------------------------------------------------------------------------------------------------
     OWNED BASIS:
     ASSETS:
     INTEREST-EARNING ASSETS:
     Federal funds sold                  $         30,049   $   1,636        5.4%  $         16,299   $      867      5.3%
     Short-term investments                        16,509         863        5.2%             5,769          299      5.2%
     Credit card loans                            356,817      66,695       18.7%           149,809       29,028     19.4%
     ----------------------------------------------------------------------------------------------------------------------
     TOTAL INTEREST-EARNING ASSETS       $        403,375   $  69,194       17.2%  $        171,877   $   30,194     17.6%
     ----------------------------------------------------------------------------------------------------------------------
     Other assets                                 113,191                                    44,829
     Allowance for loan losses                   (24,169)                                   (7,407)
     ----------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                        $        492,397                          $        209,299
     ----------------------------------------------------------------------------------------------------------------------

     LIABILITIES AND EQUITY:
     INTEREST-BEARING LIABILITIES:
     Interest-bearing deposit            $            167   $       7        4.4%  $          1,000   $       48      4.8%
     Borrowings                                   149,559      11,944        8.0%            56,708        4,058      7.2%
     ----------------------------------------------------------------------------------------------------------------------
     Total interest-bearing liabilities  $        149,726   $  11,951        8.0%  $         57,708   $    4,106      7.1%
     ----------------------------------------------------------------------------------------------------------------------
     Other liabilities                            184,491                                    58,739
     Total liabilities                            334,217                                   116,447
     Stockholders' equity                         158,180                                    92,852
     ----------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND EQUITY        $        492,397                          $        209,299
     ----------------------------------------------------------------------------------------------------------------------
     Net interest income and
          interest margin (1)                               $  57,243       14.2%                     $   26,088     15.2%
     Net interest rate spread (2)                                            9.2%                                    10.5%
     ----------------------------------------------------------------------------------------------------------------------
     MANAGED BASIS:
     Credit card loans                   $      2,294,893   $ 433,334       18.9%  $      1,018,856   $  197,467     19.4%
     Total interest-earning assets              2,341,451     435,833       18.6%         1,040,924      198,633     19.1%
     Total interest-bearing liabilities         2,087,801     129,472        6.2%           926,755       55,142      5.9%
     Net interest income and
          interest margin (1)                                 306,361       13.1%                        143,491     13.8%
     Net interest rate spread (2)                                           12.4%                                    13.2%
     ----------------------------------------------------------------------------------------------------------------------

                                                            1995
     -----------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                Average Balance    Interest    Yield/Rate
     -----------------------------------------------------------------------------
     OWNED BASIS:
     ASSETS:
     INTEREST-EARNING ASSETS:
     Federal funds sold                    $      8,501    $       487       5.7%
     Short-term investments                       1,311             75       5.7%
     Credit card loans                           39,832          7,054      17.7%
     ----------------------------------------------------------------------------
     TOTAL INTEREST-EARNING ASSETS         $     49,644    $     7,616      15.3%
     ----------------------------------------------------------------------------
     Other assets                                22,426
     Allowance for loan losses                  (1,149)
     ----------------------------------------------------------------------------
     TOTAL ASSETS                          $     70,921
     ----------------------------------------------------------------------------

     LIABILITIES AND EQUITY:
     INTEREST-BEARING LIABILITIES:
     Interest-bearing deposit              $        700    $        36       5.2%
     Borrowings                                  20,822          1,181       5.7%
     ----------------------------------------------------------------------------
     Total interest-bearing liabilities    $     21,522    $     1,217       5.7%
     ----------------------------------------------------------------------------
     Other liabilities                           19,316
     Total liabilities                           40,838
     Stockholders' equity                        30,083
     ----------------------------------------------------------------------------
     TOTAL LIABILITIES AND EQUITY          $     70,921
     ----------------------------------------------------------------------------
     Net interest income and
          interest margin (1)                              $     6,399      12.9%
     Net interest rate spread (2)                                            9.6%
     ----------------------------------------------------------------------------
     MANAGED BASIS:
     Credit card loans                     $    183,274    $    35,775      19.5%
     Total interest-earning assets              193,086         36,337      18.8%
     Total interest-bearing liabilities         164,964          9,983       6.1%
     Net interest income and
          interest margin (1)                                   26,354      13.7%
     Net interest rate spread (2)                                           12.7%
     ----------------------------------------------------------------------------

     (1) Net interest margin is computed by dividing net interest income by average total interest-earning assets.

     (2) The interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

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


                                        YEAR ENDED DECEMBER 31,                 YEAR ENDED DECEMBER 31,
     -----------------------------------------------------------------------------------------------------------
                                             1997 VS. 1996                         1996 VS. 1995
                                                  * Change due to                         * Change due to
     -----------------------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS        Increase        Volume        Rate        Increase        Volume         Rate
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------
     INTEREST INCOME:
     Federal funds sold         $      769    $      749    $       20    $      380    $      412    $     (32)
     Short-term investments            564           562             2           224           230           (6)
     Credit card loans              37,667        38,655         (988)        21,974        21,250           724
     -----------------------------------------------------------------------------------------------------------
     Total interest income          39,000        39,694         (694)        22,578        21,322         1,256
     -----------------------------------------------------------------------------------------------------------
     INTEREST EXPENSE:
     Interest-bearing deposits        (41)          (37)           (4)            12            14           (2)
     Borrowings                      7,886         7,364           522         2,877         2,499           378
     -----------------------------------------------------------------------------------------------------------
     Total interest expense          7,845         7,288           557         2,889         2,506           383
     -----------------------------------------------------------------------------------------------------------
     Net interest income        $   31,155    $   32,406    $  (1,251)    $   19,689    $   18,816    $      873
     -----------------------------------------------------------------------------------------------------------

 * The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

     OTHER OPERATING INCOME

     Other operating income contributes substantially to the Company's results of operations, representing 73% and 81% of owned revenues for the years ended December 31, 1997 and 1996, respectively. Fee-based services revenues, particularly from debt waiver products, continue to provide an increasing percentage of other operating income. Debt waiver products and other fee-based services revenues are expected to increase with growth in credit card accounts and as the Company continues to offer other fee-based services to its customer base and to customers of its partners. The following table presents other operating income on an owned basis:

                                                                                 YEAR ENDED DECEMBER 31,
     -----------------------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                                                     1997          1996          1995
     -----------------------------------------------------------------------------------------------------------
     OTHER OPERATING INCOME:
     Net extended service plan revenues                                   $    7,911    $   20,420    $   17,779
     Net securitization and credit card servicing income                      79,533        49,921        16,003
     Credit card fees, interchange and other credit card income               43,731        26,028        10,639
     Fee-based services revenues                                              55,502        29,853         6,662
     -----------------------------------------------------------------------------------------------------------
     TOTAL                                                                $  186,677    $  126,222    $   51,083
     -----------------------------------------------------------------------------------------------------------

     The following definitions may be helpful when reading the discussion of the changes in other operating income found below for the periods presented:

     NET EXTENDED SERVICE PLAN REVENUES - Net extended service plan revenues include revenues received from sales of extended service plans, net of a provision for service plan returns. The Company began performing administrative services on January 1, 1997, and retained the claims risk for all extended service plans sold on or after January 1, 1997. As a result, extended service plan revenues are deferred and recognized over the life of the related extended service plan contracts. Prior to January 1, 1997 the Company contracted with a third-party underwriter and claims administrator to service and absorb the risk of loss for most claims and the revenues related to these contract sales were recognized immediately.

     NET SECURITIZATION AND CREDIT CARD SERVICING INCOME - Due to the securitization of credit card loans, activity from securitized account balances normally reported as net interest income, fee income, and provision for loan losses is reported in net securitization and credit card servicing income. Net securitization income is the excess of interest and fee income earned over the related securitization expenses, including interest payments, provision for loan losses, servicing costs and transaction expenses related to securitized loans. Credit card servicing income is also included in this amount and represents fees paid to the Company from the Metris Master Trust (the "Trust") and a third-party multi-seller conduit (the "Conduit") for servicing the securitized loans. Such fees generally approximate 2% of average securitized loans on an annualized basis.

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

     FEE-BASED SERVICES REVENUES - Fee-based services revenues presently include revenues from sales of debt waiver protection for unemployment, disability and death, card registration, third-party insurance, membership clubs, and revenues from targeted list programs.

     Other operating income increased $60.5 million for the year ended December 31, 1997, over 1996, primarily due to income generated from the growth in average securitized credit card loans. Additionally, fee-based services revenues increased 86% to $55.5 million because of the Company's marketing efforts to cross-sell other products and services to its customers. Specifically, debt waiver product revenue increased by $22.1 million to $47.6 million for the year ended December 31, 1997, as the Company continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $2.7 billion in 1997 from $1.7 billion in 1996.

     Other operating income increased $75.1 million for the year ended December 31, 1996, over 1995, primarily due to income generated from the growth in average securitized credit card loans. Additionally, fee-based services revenues increased 348% to $29.9 million as the Company's marketing efforts to cross-sell other products and services to its customers were successful. Specifically, debt waiver product revenue increased by $20.6 million to $25.5 million for the year ended December 31, 1996, as the Company continued to add new credit card customers with debt waiver protection.

     OTHER OPERATING EXPENSE

                                                                    YEAR ENDED DECEMBER 31,
     ---------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                                       1997          1996          1995
     ---------------------------------------------------------------------------------------------
     OTHER OPERATING EXPENSE:
     Credit card account and other product
          solicitation and marketing expense                $   30,503    $   29,297    $   23,089
     Employee compensation                                      35,200        23,068         2,466
     Data processing services and communications                20,087        12,757         3,090
     Third-party servicing expense                              12,711         9,207         5,300
     Warranty and debt waiver underwriting
          and claims servicing expense                           6,053        10,024         6,552
     Credit card fraud losses                                    3,240         2,276           775
     Other                                                      30,254        14,658         4,368
     ---------------------------------------------------------------------------------------------
     TOTAL                                                  $  138,048    $  101,287    $   45,640
     ---------------------------------------------------------------------------------------------


     Total other operating expenses include direct and allocated expenses from FCI for administrative services provided to the Company under an administrative services agreement. Additionally, total other operating expenses reflect the retroactive effects of additional intercompany agreements and contracts between the Company and FCI or its subsidiaries (See Note 1 to the Consolidated Financial Statements).

     Total other operating expenses for the year ended December 31, 1997, increased $36.8 million over 1996, largely due to costs associated with the growth of the Company's business activities. Also, total other operating expenses increased due to increases in data processing services and communications expenses and third-party servicing expenses of $7.3 million and $3.5 million, respectively. These cost increases were largely due to the growth in credit card accounts, transaction volumes and loan balances. Employee compensation also increased $12.1 million to $35.2 million for the year ended December 31, 1997, due to increased staffing needs to support the increase in credit card accounts and other functions.

     Total other operating expenses for the year ended December 31, 1996, increased $55.6 million over 1995, largely due to costs associated with the growth of the Company's business activities. Credit card account and other product solicitation and marketing expenses rose by $6.2 million over the same period in the prior year. New credit card account solicitation programs were implemented in 1996, increasing the number of credit card accounts and loans outstanding. The Company also incurred increased solicitation costs in its efforts to increase the penetration of fee-based services sold to the Company's customers and extended service plan sales on warrantable products sold by Fingerhut. Also, total other operating expenses increased due to increases in data processing services and communications expenses and third-party servicing expenses of $9.7 million and $3.9 million, respectively. These cost increases were largely due to the growth in credit card accounts, transaction volumes and loan balances. Employee compensation also increased $20.6 million to $23.1 million for the year ended December 31, 1996, due to increased management incentive plan expenses, increased staffing needs to support the increase in credit card accounts and the internalization of credit card collections and other functions.

     INCOME TAXES

     The Company's provision for income taxes includes both federal and state income taxes. Applicable income tax expense was $23.8 million, $12.5 million and $2.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. This tax expense represents an effective tax rate of 38.5% for the years ended December 31, 1997, 1996 and 1995.

     ASSET QUALITY

     The Company's delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of the Company's various credit card account portfolios, the success of the Company's collection and recovery efforts, and general economic conditions. The average age of the Company's credit card portfolio affects the stability of delinquency and loss rates of the portfolio. The Company continues to focus its resources on refining its credit underwriting standards for new accounts, and on collections and post charge-off recovery efforts to minimize net losses. At December 31, 1997, 47% of managed accounts and 39% of managed loans were less than 18 months old. Accordingly, the Company believes that its loan portfolio will experience increasing or fluctuating levels of delinquency and loan losses as the average age of the Company's accounts increases.

     This trend is reflected in the change in the Company's net charge-off ratio. For the year ended December 31, 1997, the Company's managed net charge-off ratio was 8.3%, compared to 6.2% and 2.2% for the years ended December 31, 1996 and 1995, respectively. The charge-off ratio for the year ended December 31, 1997, was favorably impacted by the portfolio acquisitions. The Company believes, consistent with its statistical models and other credit analysis, that this rate will continue to fluctuate but generally rise over the next year.

     The Company's strategy for managing loan losses to maximize profitability consists of credit line management and risk-based pricing so that an acceptable profit margin is maintained based on the perceived risk of each credit card account. Under this strategy, interest rates are established for each credit card account based on its perceived risk profile. Loan losses are further managed through the offering of credit lines which are generally lower than is currently standard in the industry. Individual accounts and their related credit lines are also continually managed using various marketing, credit and other management processes in order to continue to maximize the profitability of accounts.

     DELINQUENCIES

     Delinquencies not only have the potential to affect earnings in the form of net loan losses, but are also costly in terms of the personnel and other resources dedicated to their resolution. Delinquency levels are monitored on a managed basis, since delinquency on either an owned or managed basis subjects the Company to credit loss exposure. A credit card account is contractually delinquent if the minimum payment is not received by the specified date on the cardholder's statement. It is the Company's policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account and all related loans, interest and other fees are charged off. The following table presents the delinquency trends of the Company's credit card loan portfolio on a managed portfolio basis:

     MANAGED LOAN DELINQUENCY


                                        DECEMBER 31,        % OF     DECEMBER 31,       % OF
     DOLLARS IN THOUSANDS                   1997            TOTAL        1996          TOTAL
     ---------------------------------------------------------------------------------------
     Managed loan portfolio             $  3,546,936        100%    $  1,615,940        100%
     Loans contractually delinquent:
     30 to 59 days                            72,114        2.0%          32,114        2.0%
     60 to 89 days                            49,300        1.4%          20,398        1.2%
     90 or more days                         111,166        3.2%          36,857        2.3%
     ---------------------------------------------------------------------------------------
     TOTAL                              $    232,580        6.6%    $     89,369        5.5%
     ---------------------------------------------------------------------------------------

     The above numbers reflect continued seasoning of the Company's managed loan portfolio. In 1997, the ratio was favorably impacted by the portfolio acquisitions. The Company intends to continue to focus its resources on its collection efforts to minimize the negative impact to net loan losses that results from increased delinquency levels.

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

                                                     YEAR ENDED DECEMBER 31,
     ---------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                           1997                 1996
     ---------------------------------------------------------------------------
     OWNED BASIS:
     Average loans outstanding               $       356,817     $       149,809
     Net charge-offs                                  29,398               9,327
     Net charge-offs as a percentage
          of average loans outstanding                  8.2%                6.2%
     ---------------------------------------------------------------------------
     MANAGED BASIS:
     Average loans outstanding               $     2,294,893     $     1,018,856
     Net charge-offs                                 191,130              62,855
     Net charge-offs as a percentage
          of average loans outstanding                  8.3%                6.2%
     ---------------------------------------------------------------------------

     PROVISION AND ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained for on-balance sheet loans. For securitized loans, anticipated losses and related recourse reserves are reflected in the calculations of net securitization and credit card servicing income. Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing on-balance sheet loan portfolio.

     The provision for loan losses on an owned basis for the year ended December 31, 1997, totaled $44.0 million compared to a provision of $18.5 million in 1996. The amount and level of the provision for loan losses on an owned basis may vary from period to period, depending on the amount of credit card loans sold and securitized in a particular period. However, the increase in 1997 compared to 1996 is primarily reflective of the large increase in on-balance sheet loans and the overall seasoning of the portfolio. The following table presents the change in the Company's allowance for loan losses and other ratios on both an owned and a managed portfolio basis for the periods presented:

     ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                                        YEAR ENDED DECEMBER 31,
     --------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                                 1997           1996
     --------------------------------------------------------------------------
     OWNED BASIS
     Balance at beginning of year                      $   12,829     $    3,679
     Allowance related to assets acquired, net              4,619
     Provision for loan losses                             43,989         18,477
     ---------------------------------------------------------------------------
     Loans charged off                                     30,065          9,514
     Recoveries                                               667            187
     ---------------------------------------------------------------------------
     Net loan charge-offs                                  29,398          9,327
     ---------------------------------------------------------------------------
     BALANCE AT END OF YEAR                            $   32,039     $   12,829
     ---------------------------------------------------------------------------
     ENDING ALLOWANCE AS A PERCENT OF LOANS                  6.7%           6.0%
     ---------------------------------------------------------------------------

                                                       YEAR ENDED DECEMBER 31,
     ---------------------------------------------------------------------------
     DOLLARS IN THOUSANDS                                 1997           1996
     ---------------------------------------------------------------------------
     MANAGED BASIS
     Balance at beginning of year                      $   95,669     $   22,219
     Allowance related to assets acquired, net             20,246
     Provision for loan losses                            319,299        136,305
     ---------------------------------------------------------------------------
     Loans charged off                                    195,535         64,083
     Recoveries                                             4,405          1,228
     ---------------------------------------------------------------------------
     Net loan charge-offs                                 191,130         62,855
     ---------------------------------------------------------------------------
     BALANCE AT END OF YEAR                            $  244,084     $   95,669
     ---------------------------------------------------------------------------
     ENDING ALLOWANCE AS A PERCENT OF LOANS                  6.9%           5.9%
     ---------------------------------------------------------------------------

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

     DERIVATIVES ACTIVITIES

     The Company uses derivative financial instruments for the purpose of managing its exposure to interest rate risks and has a number of mechanisms in place to monitor and control both market and credit risk from these derivatives activities. Until such time as the proposed Spin Off (discussed below) may be consummated, all derivatives strategies and transactions are managed under a hedging policy approved by the Board of Directors of FCI that details the use of such derivatives. In addition, all derivatives strategies must currently be approved by the Company's senior management.

     Under these policies, the Company has entered into interest rate cap and swap agreements to hedge its economic exposure to the impact of fluctuating interest rates associated with the spread between the floating rate loans owned by the Trust and the floating and fixed rate certificates issued by the Trust to fund the loans. In connection with the issuance of the $513 million Trust Series 1995-1 variable funding certificates in May 1995, the Company entered into eight-year agreements with bank counterparties in a total notional amount of $513 million effectively capping the potential impact to the Company of increases in the certificates' floating interest rate at 11.2%. Also, in connection with the issuance of $513 million additional Trust Series 1995-1 certificates related to the September 1996 amendment of Trust Series 1995-1, the Company entered into additional six and two-thirds year agreements in a total notional amount of $513 million effectively capping the potential impact to the Company of increases in the new certificates' floating interest rate at 11.2%. The Company entered into interest rate swap agreements in April 1996 and May 1997 to effectively offset the potential impact of the fixed rate Trust Series 1996-1 and 1997-1 certificates by paying a floating rate. Total notional amounts of these swap transactions amounted to $605.5 million for Series 1996-1 and $722.5 million for Series 1997-1. The Company receives the benefits and bears the obligations of these swap transactions, with FCI guaranteeing the Company's performance under the swap agreements. The obligations of the Company and the counterparties under these swap agreements are settled on a monthly basis. In the event that the Spin Off, discussed below, is consummated, FCI would no longer guarantee the Company's swap agreements, and no assurance can be given as to the terms upon which the Company could maintain these swap agreements on a stand-alone basis.

     MARKET RISK

     Market risk is the risk of loss from adverse changes in market prices and rates. The Company's principal market risk is to changes in interest rates. This affects the Company directly in its lending and borrowing activities, as well as indirectly as interest rates may impact the payment performance of the Company's cardholders.

     To manage the Company's direct risk to market interest rates, management actively monitors the interest sensitive components of the Company's owned and managed balance sheet as well as market interest rates to minimize the impact of changes in interest rates on the fair value of assets, net income and cash flow. Management seeks to minimize the impact of changes in interest rates on the Company primarily by matching asset and liability repricings.

     The Company's primary owned and managed assets are credit card loans, which are virtually all priced at rates indexed to the variable prime rate. On-balance sheet loans are funded through a combination of cash flow from operations, the Company's $300 million revolving bank credit facility, on which pricing is indexed to either the variable prime rate or the variable London Interbank Offered Rate ("LIBOR"), $100 million in 10% Senior Notes, and stockholders' equity. The Company's off-balance sheet managed loans are owned by the Trust and the Conduit, which have committed current funding indexed to variable commercial paper rates, as well as term funding which is either directly indexed to LIBOR or at fixed rates. At December 31, 1997, approximately 53% of the trust funding of off-balance sheet receivables was funded with fixed rate certificates.

     The Company receives cash flow and recognizes securitization income from the loans owned by the trusts net of trust funding expenses. Because this interest is dependent in part on the difference between the floating rate yield on the loans and the portion of their funding from fixed rate term asset-backed certificates, the Company has entered into interest rate swap contracts with several bank counterparties in a notional amount equal to the total amount of the trust's fixed rate funding to offset the impact of the fixed rate trust funding on the

     Company's expected cash flow and income by paying a floating LIBOR rate to the counterparties in exchange for receiving a fixed rate comparable to the rate of the trust's term funding. Combining these swaps with the total trust funding, 100% of the funding for the off-balance sheet loan portfolio is indexed to floating commercial paper and LIBOR rates. On a total managed receivables basis, 91% of the total managed receivables were funded, including the impact of the interest rate swap agreements, with floating rate debt indexed to commercial paper, prime or LIBOR at December 31, 1997.

     One approach used by management to quantify interest rate risk is a sensitivity analysis. This approach calculates the impact on net income from an instantaneous and sustained change in interest rates by 200 basis points. A 200 basis point increase in interest rates affecting the Company's floating rate financial instruments, including both debt obligations and loans, will result in an increase in net income of approximately $4 million relative to a base case over the next 12 months; while a decrease of 200 basis points will result in a reduction in net income of approximately $4 million. The Company's use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. In addition, this methodology does not take into account the indirect impact interest rates may have on the payment performance of the Company's cardholders. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or other costs associated with managing immediate changes in interest rates.


     LIQUIDITY, FUNDING AND CAPITAL RESOURCES

     One of the Company's primary financial goals is to maintain an adequate level of liquidity through active management of assets and liabilities. Because the pricing and maturity characteristics of the Company's assets and liabilities change, liquidity management is a dynamic process, affected by changes in short- and long-term interest rates. The Company utilizes a variety of financing sources to manage liquidity, refunding, rollover and interest rate risks. Current funding sources are committed and/or available by counterparties to the Company through facilities established by the Company and FCI.

     The Company finances the growth of its credit card loan portfolio through cash flow from operations, asset securitization, bank financing, long-term debt issuance and equity issuance.

     At December 31, 1997 and 1996, the Company had received cumulative net proceeds of approximately $3.1 billion and $1.4 billion, respectively, from sales of credit card loans, of which $29.3 million and $17.0 million, respectively, was deposited in an investor reserve account held for the benefit of the certificate holders in the Trust or the Conduit. Cash generated from these transactions was used to reduce short-term borrowings and to fund credit card loan growth.

     In September 1996, the Company executed a $300 million, five-year revolving credit facility (the "Revolving Credit Facility"), with a group of banks. The Revolving Credit Facility is guaranteed by FCI and is further supported by the pledge of the stock of certain subsidiaries of the Company and certain loans and interests held therein by the Company. The Revolving Credit Facility contains certain financial covenants standard for revolving credit facilities of this type, including minimum net worth, minimum equity to managed assets ratio, maximum leverage and a limitation on indebtedness. In addition, the FCI guarantee includes certain covenants including minimum interest coverage, maximum leverage and minimum net worth for FCI.

     The Company borrows under the Revolving Credit Facility to fund on-balance sheet loans and for other general business purposes. At December 31, 1997 and 1996, the Company had outstanding borrowings of $144 million and $50 million, respectively, under the Revolving Credit Facility.

     In November 1997, the Company privately issued and sold $100 million of 10% Senior Notes due 2004 pursuant to an exemption under the Securities Act of 1933, as amended. The net proceeds were used to reduce borrowings under the Revolving Credit Facility. In January 1998, the Company commenced an exchange offer for the Senior Notes pursuant to a registration statement. The terms of the new Senior Notes are identical in all material respects to the original private issue. The Senior Notes are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc., and all future subsidiaries of the Company that guarantee any of the

     Company's indebtedness, including the Revolving Credit Facility. The guarantee is an unsecured obligation of Metris Direct, Inc. and ranks pari passu with all existing and future unsubordinated indebtedness.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to the Company or its subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. Such restrictions were not material to the operations of the Company at December 31, 1997 and 1996.

     As the portfolio of credit card loans grows, or as the Trust certificates amortize or are otherwise paid, the Company's funding needs will increase accordingly. The Company believes that its cash flow from operations, asset securitization programs, together with the Revolving Credit Facility, long-term debt issuance and equity issuance, will provide adequate liquidity to the Company for meeting anticipated cash needs, although no assurance can be given to that effect.

     On October 9, 1997, FCI announced that its board of directors had approved the filing of an application with the Internal Revenue Service (IRS) for ruling on a tax-free distribution of FCI's stock in the Company ("Spin Off"). FCI filed the ruling request with the IRS on October 23, 1997. The proposed Spin Off of the Company would be subject to receipt of a favorable ruling from the IRS, the approval by Fingerhut's board of directors, and market conditions. If approved, the Spin Off would be expected to be completed during 1998. The Spin Off may impact the means by which the Company has obtained its funding as discussed below.

     In anticipation of the proposed Spin Off, the Company is negotiating with it's bank lenders to refinance the $300 million Revolving Credit Facility which is currently guaranteed by FCI and is terminable by the lenders in the event FCI owns less than 51% of the Company's common stock. The Company has lower independent credit ratings than those of FCI. While the Company believes it will be able to obtain stand-alone financing, it is expected to be on terms less favorable than the current Revolving Credit Facility. The Company expects a new bank credit facility to result in approximately $8 million in additional funding expense on an annualized basis.

     In addition, the Company's lower independent credit ratings will reduce the advance rate on a portion of the sale of receivables to the Trust. This will require approximately $40 million in additional on-balance sheet funding by the Company to finance the unsold loans.

     The Company will also be required to restructure certain interest rate swap agreements with counterparty banks to remove FCI as a guarantor or co-obligor. These contracts hedge fixed rate term funding of credit card loans in one of the trusts. The notional value of these contracts is approximately $1.3 billion. While the Company believes it will be able to restructure these contracts, no assurance can be given that it will be able to do so on terms as favorable as the existing agreements. The market value of these contracts at December 31, 1997, in total, was favorable to the Company.

     The Company is contemplating accessing the equity capital markets sometime following the completion of the Spin Off.

     If the Spin Off does not occur, it may impact the Company's growth and profitability as it may limit the Company's access to the capital markets.

     CAPITAL ADEQUACY

     The Company improved its financial position, as reflected by an increase in stockholders' equity, through the completion of an initial public offering of its common shares, which raised net proceeds of approximately $47.2 million, the receipt of $60.0 million in capital contributions from FCI, and the retention of earnings.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of the Currency (the "OCC") and the Federal Reserve Board, and monitored by the FDIC and the OCC. At December 31, 1997 and 1996, Direct Merchants Bank exceeded the minimum required capital levels and was considered a "well-capitalized" depository institution under regulations of the OCC.

     NEWLY ISSUED PRONOUNCEMENTS

     In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way public enterprises report information about operating segments in annual financial statements and interim financial reports. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company is evaluating the effect adoption of this statement will have on the reporting of its financial information.


     YEAR 2000

     The "Year 2000" problem is a result of computer programs using two digit years instead of four digit years. Year 2000 could have an impact on the operations of the Company if not properly addressed.

     The Company, like all database marketing companies and financial services institutions, is heavily dependent upon computer systems for all phases of its operations. The Company processes data through its own systems and obtains data and processing services from various vendors. The Company, therefore, must concern itself not only with its own systems but also with the status of Year 2000 compliance with respect to those vendors that provide data and processing services to the Company. The Company created a Year 2000 project team to identify, address and monitor internal systems and vendor issues related to the Year 2000 problem.

     Most of the Company's existing information systems are less than three years old and were originally designed for Year 2000 compliance. However, the Company is dependent on databases maintained by FCI and card and statement generation, among other services, provided by First Data Resources ("FDR"). The project team meets monthly with systems experts at FCI to determine where the Company's and FCI's systems overlap and to determine what steps are necessary to ensure compliance. The project team is monitoring ongoing testing by FCI to determine compliance with respect to those matters which impact the Company. The project team also has been in constant contact with FDR with respect to its programs for Year 2000. The project team receives quarterly reviews from FDR concerning its efforts to become Year 2000 compliant and also receives interim reports as to specific issues. The Company believes that FDR will address the Year 2000 problems on a timely basis. However, the Company continues to closely monitor the progress of FDR.

     In addition, the project team has contacted many of its identified material vendors and has prepared questionnaires to be submitted to all vendors by April 1998. At this time, the project team's goal is to obtain test results showing compliance by vendors by the end of first quarter 1999. The project team is also developing contingency plans on a timely basis to address noncompliance by vendors, which may include replacing vendors.

     Although the Company cannot ensure compliance by all of its vendors on a timely basis, the Company believes that it is taking appropriate steps to identify exposure to Year 2000 problems and to address them on a timely basis. In addition, the Company believes that it has adequate resources to achieve Year 2000 compliance for its systems which may not be compliant. Moreover, the Company believes that the costs of Year 2000 compliance will not be material to the Company's consolidated financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS



          This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
          Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding intent, belief or current expectations of the Company and its management. Stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's limited operating history as a stand-alone entity; the Company's limited experience with respect to originating and servicing credit card accounts, including limited delinquency, default and loss experience; the lack of seasoning of its credit card portfolio, which makes the predictability of delinquency and loss levels more difficult; risks associated with unsecured credit transactions, particularly to moderate income consumers; interest rate risks; dependence on the securitization of the Company's credit card loans to fund operations; general economic conditions affecting consumer income which may increase consumer bankruptcies, defaults and delinquencies; state and federal laws and regulations, including consumer and debtor protection laws; and the highly-competitive industry in which the Company operates. Each of these factors is more fully discussed in Exhibit 99 to the Company's Annual Report on Form 10-K. Reference to this Cautionary Statement or Exhibit 99 in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of these factors may cause actual results to differ materially from those anticipated in such forward-looking statement or statements.

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



               /s/ Ronald N. Zebeck

               RONALD N. ZEBECK
               PRESIDENT AND
               CHIEF EXECUTIVE OFFICER



               /s/ Robert W. Oberrender

               ROBERT W. OBERRENDER
               SENIOR VICE PRESIDENT,
               CHIEF FINANCIAL OFFICER

INDEPENDENT AUDITORS' REPORT



               THE BOARD OF DIRECTORS AND STOCKHOLDERS
               METRIS COMPANIES INC.:

               We have audited the accompanying consolidated balance sheets of Metris Companies Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metris Companies Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



               /s/ KPMG Peat Marwick LLP

               KPMG PEAT MARWICK LLP
               Minneapolis, Minnesota
               January 21, 1998

     METRIS COMPANIES INC. AND SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS



                                                                          YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------------
     (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)             1997                 1996
     ------------------------------------------------------------------------------------------------
     ASSETS:
     Cash and due from banks                                          $   21,006         $     8,902
     Federal funds sold                                                   27,089              19,001
     Short-term investments                                                  128               4,179
     ------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                            48,223              32,082
     ------------------------------------------------------------------------------------------------
     Credit card loans:
     Loans held for securitization                                         8,795              14,164
     Retained interests in loans securitized                             471,831             201,165
     Less: Allowance for loan losses                                      32,039              12,829
     ------------------------------------------------------------------------------------------------
     Net credit card loans                                               448,587             202,500
     ------------------------------------------------------------------------------------------------
     Premises and equipment, net                                          15,464               5,163
     Accrued interest and fees receivable                                  4,310               2,942
     Prepaid expenses and deferred charges                                18,473               4,826
     Deferred income taxes                                                80,787              31,528
     Customer base intangible                                             36,752                 888
     Other assets                                                         20,625               6,687
     ------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                     $  673,221         $   286,616
     ------------------------------------------------------------------------------------------------
     LIABILITIES:
     Interest-bearing deposit from affiliate                          $                  $     1,000
     Short-term borrowings                                               144,000              54,163
     Long-term debt                                                      100,000
     Accounts payable                                                     35,356              15,583
     Other payables due to credit card securitizations, net              134,559              36,619
     Current income taxes payable to FCI                                   9,701               1,460
     Deferred income                                                      49,204              23,183
     Accrued expenses and other liabilities                               24,363              15,890
     ------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                   497,183             147,898
     ------------------------------------------------------------------------------------------------
     STOCKHOLDERS' EQUITY:
     Preferred stock, par value $.01 per share;
        10,000,000 shares authorized, none issued or outstanding
     Common stock, par value $.01 per share; 100,000,000
        shares authorized, 19,225,000 shares issued and outstanding          192                 192
     Paid-in capital                                                     107,059             107,220
     Retained earnings                                                    68,787              31,306
     ------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                          176,038             138,718
     ------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $   673,221         $   286,616
     ------------------------------------------------------------------------------------------------




     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     METRIS COMPANIES INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF INCOME


                                                                                    YEAR ENDED DECEMBER 31,
     -------------------------------------------------------------------------------------------------------------------
     (IN THOUSANDS, EXCEPT PER SHARE DATA)                                1997                1996                1995
     -------------------------------------------------------------------------------------------------------------------
     INTEREST INCOME:
     Credit card loans                                                $   66,695          $   29,028          $    7,054
     Federal funds sold                                                    1,636                 867                 487
     Other                                                                   863                 299                  75
     -------------------------------------------------------------------------------------------------------------------
     Total interest income                                                69,194              30,194               7,616
     -------------------------------------------------------------------------------------------------------------------
     INTEREST EXPENSE:
     Deposit                                                                   7                  48                  36
     Borrowings                                                           11,944               4,058               1,181
     -------------------------------------------------------------------------------------------------------------------
     Total interest expense                                               11,951               4,106               1,217
     -------------------------------------------------------------------------------------------------------------------
     Net Interest Income                                                  57,243              26,088               6,399
     Provision for loan losses                                            43,989              18,477               4,393
     -------------------------------------------------------------------------------------------------------------------
     NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                  13,254               7,611               2,006
     -------------------------------------------------------------------------------------------------------------------
     OTHER OPERATING INCOME:
     Net extended service plan revenues                                    7,911              20,420              17,779
     Net securitization and credit card servicing income                  79,533              49,921              16,003
     Credit card fees, interchange and other credit card income           43,731              26,028              10,639
     Fee-based services revenues                                          55,502              29,853               6,662
     -------------------------------------------------------------------------------------------------------------------
                                                                         186,677             126,222              51,083
     -------------------------------------------------------------------------------------------------------------------
     OTHER OPERATING EXPENSE:
     Credit card account and other product
          solicitation and marketing expenses                             30,503              29,297              23,089
     Employee compensation                                                35,200              23,068               2,466
     Data processing services and communications                          20,087              12,757               3,090
     Third-party servicing expense                                        12,711               9,207               5,300
     Warranty and debt waiver underwriting and claims
       servicing expense                                                   6,053              10,024               6,552
     Credit card fraud losses                                              3,240               2,276                 775
     Other                                                                30,254              14,658               4,368
     -------------------------------------------------------------------------------------------------------------------
                                                                         138,048             101,287              45,640
     -------------------------------------------------------------------------------------------------------------------
     INCOME BEFORE INCOME TAXES                                           61,883              32,546               7,449
     Income taxes                                                         23,825              12,530               2,868
     -------------------------------------------------------------------------------------------------------------------
     NET INCOME                                                       $   38,058          $   20,016          $    4,581
     -------------------------------------------------------------------------------------------------------------------
     EARNINGS PER SHARE:
     Basic                                                            $     1.98          $     1.21          $     0.29
     Diluted                                                                1.88                1.17                0.28
     -------------------------------------------------------------------------------------------------------------------
     SHARES USED TO COMPUTE EPS:
     Basic                                                                19,225              16,572              15,967
     Diluted                                                              20,238              17,129              16,369
     -------------------------------------------------------------------------------------------------------------------




     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     METRIS COMPANIES INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                                    TOTAL
                                                              PAID-IN          RETAINED        STOCKHOLDERS'
     (DOLLARS IN THOUSANDS)                  COMMON STOCK     CAPITAL                         EARNINGS               EQUITY
     --------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 1994              $               $      28     $         6,709     $       6,737
     Net income                                                                      4,581             4,581
     Contributions from FCI                                     60,000                                60,000
     --------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 1995              $               $  60,028     $        11,290     $      71,318
     Net Income                                                                     20,016            20,016
     Company reorganization                           160         (160)
     Issuance of common stock                          32       47,352                                47,384
     --------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 1996              $        192    $ 107,220     $        31,306     $     138,718
     Net income                                                                     38,058            38,058
     Dividends and other                                          (161)               (577)             (738)
     --------------------------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 1997              $        192    $ 107,059     $        68,787     $     176,038
     --------------------------------------------------------------------------------------------------------



     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     METRIS COMPANIES INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            YEAR ENDED DECEMBER 31,
       -------------------------------------------------------------------------------------------------------
       (DOLLARS IN THOUSANDS)                                        1997             1996             1995
       -------------------------------------------------------------------------------------------------------
       OPERATING ACTIVITIES:
       Net income                                                $     38,058     $      20,016     $    4,581
       Adjustments to reconcile net income to
         net cash provided by (used in) operating activities:
         Provision for loan losses                                     43,989            18,477          4,393
         Depreciation and amortization                                 15,942             7,329          2,808
         (Gain)/net amortization of gain on
          securitization of credit card loans                          (1,376)            6,194         (7,267)
         Changes in operating assets and liabilities:
            Accrued interest and fees receivable                       (1,368)             (719)        (2,223)
            Prepaid expenses and deferred charges                     (23,150)           (6,045)        (6,696)
            Deferred income taxes                                     (49,259)          (27,222)        (4,108)
            Accounts payable and accrued expenses                      28,246             8,110         20,374
            Other payables/receivables due to/from
             credit card securitizations, net                          98,670            61,542        (24,572)
            Current income taxes payable to FCI                         8,241            (3,718)         5,051
            Deferred income                                            26,021            13,096         10,084
            Other                                                     (16,022)           (4,084)        (4,431)
       -------------------------------------------------------------------------------------------------------
       Net cash provided by (used in) operating activities            167,992            92,976         (2,006)
       -------------------------------------------------------------------------------------------------------
       INVESTING ACTIVITIES:
       Proceeds from sales of loans                                 1,665,700           952,055        448,555
       Net loans originated or collected                           (1,260,620)       (1,081,644)      (528,864)
       Credit card portfolio acquisition                             (733,486)                         (15,469)
       Net decrease in loans to FCI                                                                      9,375
       Additions to premises and equipment                            (11,705)           (4,113)        (1,353)
       -------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                         (340,111)         (133,702)       (87,756)
       -------------------------------------------------------------------------------------------------------
       FINANCING ACTIVITIES:
       (Decrease) increase in interest-bearing deposit                 (1,000)                           1,000
       Net increase (decrease) in short-term borrowings                89,837            (9,319)        63,482
       Net proceeds from issuance of common stock                                        47,384
       Issuance of senior notes                                       100,000
       Cash dividends paid                                               (577)
       Capital contributions from FCI                                                                   60,000
       -------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                      188,260            38,065        124,482
       -------------------------------------------------------------------------------------------------------
       Net increase (decrease) in cash and cash equivalents            16,141            (2,661)        34,720
       Cash and cash equivalents at beginning of year                  32,082            34,743             23
       -------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year                  $     48,223     $      32,082     $   34,743
       -------------------------------------------------------------------------------------------------------




     SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

     METRIS COMPANIES INC. AND SUBSIDIARIES

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (DOLLARS IN THOUSANDS, EXCEPT AS NOTED)

     NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Metris Companies Inc. ("MCI") and its subsidiaries (collectively, the "Company"). The Company is an information-based direct marketer of consumer credit products and fee-based services and extended service plans primarily to moderate-income consumers. The Company's business is conducted through Metris Direct, Inc., Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), Metris Funding Co. ("MFC") and Metris Receivables, Inc. ("MRI"), each a wholly-owned direct or indirect subsidiary of MCI.

     Prior to September 1996, Metris Direct, Inc., (previously known as Fingerhut Financial Services Corporation) operated as a division of Fingerhut Companies, Inc. ("FCI"). During September 1996, FCI reorganized the business through the formation of MCI. The stock of Metris Direct, Inc., Direct Merchants Bank, DMCCB, Inc., and MRI, in addition to the assets, liabilities and equity of certain portions of the extended service plan business, was contributed to the Company from FCI and its subsidiaries. In October 1996, the Company completed an initial public offering of its common stock (see Note 7).

     In early 1995, the Company's need for cash to fund credit card loans and for other general business purposes exceeded the cash generated by its other businesses. Consequently, the Company borrowed funds or obtained capital from FCI to fund its ongoing operations from early 1995 to late 1996. The consolidated financial statements include an allocation of FCI's interest expense for the Company's net borrowings from FCI. The consolidated financial statements also reflect a $60 million allocation of capital from FCI to the Company during 1995. This capital contribution was made in installments at the beginning of each month throughout 1995, in order to maintain the Company's equity at a level sufficient to support the growth in managed assets experienced by the Company during 1995 (generally at approximately 10% of total managed assets at the end of each month).

     The consolidated financial statements also include an allocation of expenses for certain data processing and information systems, audit, accounting, treasury, legal, human resources, customer service and other administrative support historically provided by FCI and its subsidiaries to the Company. Such expenses were based on the actual use of such services or were based on other allocation methods that, in the opinion of management, are reasonable. During 1996, FCI and the Company entered into an administrative services agreement that covers such expense allocations and the provision of future services using similar rates and allocation methods for various terms, the latest of which expires at the end of 1998. The consolidated financial statements also reflect the retroactive effects of intercompany agreements entered into during 1996, including co-brand credit card, database access, data sharing and extended service plan agreements with Fingerhut, and a tax sharing agreement with FCI. These agreements have original terms ranging up to seven years, expiring no later than October 2003.

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

     SECURITIZATION, RETAINED INTERESTS IN LOANS SECURITIZED AND SECURITIZATION INCOME

     The Company securitizes and sells a portion of its credit card loans to both public and private investors through the Metris Master Trust (the "Trust") and a third-party bank sponsored, commercial paper funded, multi-seller receivables conduit (the "Conduit"). The Company retains participating interests in the credit card loans (under "Retained interests in loans securitized") on the consolidated balance sheets. Although the Company continues to service the underlying credit card accounts and maintains the customer relationships, these transactions are treated as sales for financial reporting purposes and the associated loans are not reflected on the consolidated balance sheets.

     Beginning in 1997, the sales of these loans have been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Upon sale, the sold credit card loans are removed from the balance sheet and the related financial and servicing assets controlled and liabilities incurred are initially measured at fair value, if practicable. SFAS 125 also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer. The adoption of SFAS 125 did not have a material effect on the Company's financial statements.

     Prior to January 1, 1997, the sales of these loans were recorded in accordance with SFAS No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse". Upon sale, the loans were removed from the balance sheet, and a gain on sale was recognized for the difference between the carrying value of the loans and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the life of the loans, net of certain funding and servicing costs. The resulting gain was further reduced for estimated loan losses over the life of the related loans under the limited recourse provisions.

     The securitization and sale of credit card loans changes the Company's interest in such loans from lender to servicer, with a corresponding change in how revenue is reported in the income statement. For securitized and sold credit card loans, amounts that otherwise would have been recorded as interest income, interest expense, fee income and provision for loan losses are instead reported in other operating income as "Net securitization and credit card servicing income." The Company has various receivables from and payables to the Trust or Conduit and other assets/liabilities as a result of securitizations, including: amounts deposited in an investor reserve account held by the Trust for the benefit of the Trust's certificate holders; interest rate caps and swaps; accrued interest and fees on the securitized receivables; servicing fee receivables; recourse reserves; interest-only strip (see discussion in Note 15); and various other receivables. These amounts are reported as "other payables due to credit card securitizations, net" on the Consolidated Balance Sheets.

     The Company securitized approximately $1.7 billion and $1.0 billion of credit card loans in 1997 and 1996, respectively. At December 31, 1997, the Company had approximately $3.1 billion of investors' interests in securitized loans, with expected maturities from 1998 to 2006.

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

     DEBT WAIVER PRODUCTS

     Direct Merchants Bank offers various debt waiver products to its credit card customers for which it retains the claims risk. Revenue for such products is recognized ratably over the coverage period, generally one month, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Revenues recorded for debt waiver products are included in the consolidated statements of income under "Fee-based services revenues" and were $47.6 million, $25.5 million, and $4.8 million for the years ended December 31, 1997, 1996 and 1995, respectively. Unearned revenues and reserves for pending claims are recorded in the consolidated balance sheets in "Accrued expenses and other liabilities" and amounted to $4.0 million and $2.5 million as of December 31, 1997 and 1996, respectively.

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

     EXTENDED SERVICE PLANS

     The Company coordinates the marketing activities for Fingerhut's sales of extended service plans. The Company began performing administrative services and retained the claims risk for all extended service plans sold on or after January 1, 1997. As a result, extended service plan revenues and the incremental direct acquisition costs are deferred and recognized over the life of the related extended service plan contracts. The provision for service contract returns charged against revenues for the years ended December 31, 1997, 1996 and 1995 amounted to $4.6 million, $4.5 million and $3.6 million, respectively. Additionally, the Company reimburses Fingerhut for the cost of its marketing media and other services utilized in the sales of service plans, based on contracts sold and on media utilization costs as agreed to by the Company and Fingerhut. These media cost reimbursements were $3.6 million, $4.8 million, and $4.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     Prior to January 1, 1997 the Company contracted with a third-party underwriter and claims administrator to service and absorb the risk of loss for most claims. These claims servicing contract costs were expensed as the service contracts were sold, net of the related cost of anticipated service contract returns. In addition, the revenues related to these contract sales were recognized immediately.

     CREDIT CARD FEES AND ORIGINATION COSTS

     Credit card fees include annual membership, late payment, overlimit, returned check, and cash advance transaction fees. These fees are assessed according to the terms of the related cardholder agreements.

     The Company defers direct credit card origination costs associated with successful credit card solicitations that it incurs in transactions with independent third parties, and certain other costs that it incurs in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs are netted against the related credit card annual fee, if any, and amortized on a straight-line basis over the cardholder's privilege period, generally 12 months. Net deferred fees were $9.2 million and $14.3 million as of December 31, 1997 and 1996, respectively.

     SOLICITATION EXPENSES

     Credit card account costs, including printing, credit bureaus, list processing costs, telemarketing and postage, are generally expensed as incurred over the two to three month period during which the related responses to such solicitation are received.

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

     INTEREST RATE RISK MANAGEMENT CONTRACTS

     The nature and composition of the Company's assets and liabilities and off-balance-sheet items expose the Company to interest rate risk. The Company enters into a variety of interest rate risk management contracts such as interest rate swap and cap agreements in the management of its interest rate exposure. These interest rate risk management contracts are designated, and effective, as synthetic alterations of specific assets or liabilities (or groups of assets or liabilities) and off-balance-sheet items. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" on the consolidated statements of income. Premiums paid for such contracts and the related interest payable or receivable under such contracts are classified under "Other payables due to credit card securitization, net," on the consolidated balance sheets. Premiums paid for interest rate contracts are recorded at cost and amortized on a straight-line basis over the life of the contract. The Company has not sold or terminated any derivative financial instruments.

     INCOME TAXES

     The Company is included in the consolidated federal income tax return and certain state income tax returns of FCI. Based on a tax sharing agreement between the Company and FCI, the provisions for federal and state income taxes are computed based only on the Company's financial results as if the Company filed its own federal and state income tax returns. Deferred taxes are based on the temporary differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts using enacted tax rates that are expected to apply for the year in which the differences are expected to reverse.

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

     Cash paid for interest during the years ended December 31, 1997, 1996 and 1995 was $9.4 million, $4.1 million, and $1.2 million, respectively. Cash paid for income taxes for the same periods was $64.8 million, $41.6 million, and $2.0 million, respectively.

     EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS 128, "Earnings Per Share." This Statement is effective for financial statements issued for periods ending after December 15, 1997 and supersedes APB Opinion No. 15, "Earnings Per Share." The Statement replaces the presentation of primary earnings per share, ("EPS") with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement and requires companies to restate prior-period EPS for all periods in which an income statement is presented. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS 128 requirements. The following table presents the computation of basic and diluted weighted average shares used in the per share calculations:

                                                                 YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------
     (IN THOUSANDS, EXCEPT EPS)                            1997           1996           1995
     ------------------------------------------------------------------------------------------
     Income available to common stockholders           $   38,058     $   20,016     $    4,581
     ------------------------------------------------------------------------------------------
     Weighted average common shares outstanding            19,225         16,572         15,967
     Adjustments for dilutive securities:
     Assumed exercise of outstanding stock options          1,013            557            402
     ------------------------------------------------------------------------------------------
     Diluted common shares                                 20,238         17,129         16,369
     ------------------------------------------------------------------------------------------

     Basic EPS                                         $     1.98     $     1.21     $     0.29
     Diluted EPS                                             1.88           1.17           0.28
     ------------------------------------------------------------------------------------------

     CUSTOMER BASE INTANGIBLE

     The customer base intangible represents the excess of amounts paid for portfolio acquisitions over the related credit card loan balances net of reserves and discounts. The intangible assets are amortized over the estimated periods of benefit, generally 5 to 7 years, in proportion to the expected benefits to be recognized.

     NOTE 3 - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is as follows:

                                                                YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------
                                                            1997          1996           1995
     ------------------------------------------------------------------------------------------
     Balance at beginning of year                      $   12,829     $    3,679     $
     Allowance related to assets acquired, net              4,619
     Provision for loan losses                             43,989         18,477          4,393
     ------------------------------------------------------------------------------------------
     Loans charged off                                     30,065          9,514            720
     Recoveries                                               667            187              6
     ------------------------------------------------------------------------------------------
     Net loan charge-offs                                  29,398          9,327            714
     ------------------------------------------------------------------------------------------
     BALANCE AT END OF YEAR                            $   32,039     $   12,829     $    3,679
     ------------------------------------------------------------------------------------------

     NOTE 4 - PREMISES AND EQUIPMENT

     The carrying value of premises and equipment is as follows:

                                                              DECEMBER 31,
     ---------------------------------------------------------------------------
                                                           1997           1996
     ---------------------------------------------------------------------------
     Furniture and equipment                           $    6,346     $    1,013
     Computer software and equipment                        3,733          2,784
     Construction in progress                               4,937          1,710
     Leasehold improvements                                 2,439            248
     ---------------------------------------------------------------------------
     TOTAL                                             $   17,455     $    5,755
     ---------------------------------------------------------------------------
     Less: Accumulated depreciation and amortization        1,991            592
     ---------------------------------------------------------------------------
     BALANCE AT END OF YEAR                            $   15,464     $    5,163
     ---------------------------------------------------------------------------

     Depreciation and amortization expense for the years ended December 31, 1997, 1996 and 1995 was $1.4 million, $0.4 million, and $0.1 million, respectively.

     NOTE 5 - SHORT-TERM BORROWINGS

     On September 16, 1996, the Company executed a $300 million, five-year revolving credit facility (the "Revolving Credit Facility"), with a group of banks, guaranteed by FCI.

     The Revolving Credit Facility is guaranteed by FCI and is further supported by the pledge of the stock of certain subsidiaries of the Company and certain loans and interests held therein by the Company. The Revolving Credit Facility also contains certain financial covenants standard for revolving credit facilities of this type including minimum net worth, minimum equity to managed assets ratio, maximum leverage, limitations on dividends and a limitation on indebtedness. In addition, the FCI guarantee includes certain covenants including minimum interest coverage, maximum leverage and minimum net worth for FCI. At December 31, 1997 and 1996, the Company and FCI were in compliance with these covenants.

     The Company borrows under the Revolving Credit Facility, and prior to 1997, borrowed from FCI, to fund on-balance-sheet loans and for other general business purposes. At December 31, 1997 and 1996, the Company had outstanding borrowings of $144 million and $50 million, respectively, under the Revolving Credit Facility and outstanding borrowings from FCI of $4.2 million at December 31, 1996. The weighted average interest rates on the Revolving Credit Facility borrowings at December 31, 1997 and 1996 were 6.5% and 5.9%, respectively. The weighted average interest rates on the borrowings from FCI was 7.1% at December 31, 1996.

     NOTE 6 - PORTFOLIO ACQUISITIONS

     In September 1997, the Company acquired a $317 million credit card portfolio from Key Bank USA, National Association. These credit card receivables were securitized and sold to investors through the Conduit. The Company retains an interest in the receivables which is financed by borrowings under the Revolving Credit Facility.

     In October 1997, the Company acquired a $405 million credit card portfolio from Mercantile Bank National Association. This portfolio was also securitized and sold through the Conduit. The Company retains an interest in the receivables which is financed by borrowings under the Revolving Credit Facility.

     NOTE 7 - INITIAL PUBLIC OFFERING

     In October, 1996, the Company completed an initial public offering of 3,258,333 shares of its common stock at $16 a share. The transaction reduced FCI's ownership interest in the Company to approximately 83%. The Company realized net cash proceeds of approximately $47.2 million from the sale of such shares after underwriting discounts, commissions and expenses of the offering.

     NOTE 8 - STOCK OPTIONS

     In connection with the initial public offering of the Company, the Company adopted the Metris Companies Inc. Long-Term Incentive and Stock Option Plan (the "Stock Option Plan"), which permits a variety of stock-based grants and awards and gives the Company flexibility in tailoring its long-term compensation programs. It provides that up to 1,860,000 shares of common stock, subject to adjustment in certain circumstances, are available for awards of stock options or other stock-based awards. As of December 31, 1997 and 1996, 303,925 and 557,425 shares, respectively, were available for grant.

     The Compensation Committee has the authority to determine the exercise prices, vesting dates or conditions, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price for Incentive Stock Options ("ISOs") may not be less than 100% of the fair market value of the Common Stock on the date of grant (and not less than 110% of the fair market value in the case of an ISO granted to any employee owning more than 10% of the Common Stock) and the terms of nonqualified stock options may not exceed 15 years from the date of grant (not more than 10 years for ISOs and five years for ISOs granted to any employee owning more than 10% of the Common Stock). Full or part-time employees, consultants or independent contractors to the Company are eligible to receive nonqualified options and awards. Only full or part-time employees are eligible to receive ISOs.

     Effective March 1994, FCI granted the Company's Chief Executive Officer ("CEO") a tandem option (the "Tandem Option") for either (a) 55,000 shares of FCI's common stock at an exercise price of $15 per share or (b) a 3.3% equity interest in the portion of the Company that exceeds two times the estimated fair value of the Company in March 1994. In connection with the initial public offering, the 3.3% equity interest was converted into options for 656,075 shares of the Company's common stock with an exercise price of $2.76 per share, which vests over five years from the effective date. Compensation expense of $0.7 million and $7.8 million related to these options was recorded for the years ended December 31, 1997 and 1996, respectively.

     During 1997 the Company granted 318,500 options to officers and employees of the Company. At the time of the initial public offering, the Company granted officers and employees of the Company, Fingerhut, and others options to purchase an aggregate of 742,625 shares of common stock. Of these, 646,500 options were granted at an exercise price of $16 and the balance were granted at a below-market exercise price per share, for which expense of $1.2 million was recorded for the year ended December 31, 1996. All options granted to current officers and employees of the Company and Fingerhut were at the initial offering price.

     The Company also adopted the Metris Companies Inc. Non-Employee Director Stock Option Plan (the "Director Plan"). Originally, such plan permitted up to 20,000 shares of common stock subject to certain adjustments in certain circumstances. In 1997, the Board of Directors amended the plan to provide up to 100,000 shares of common stock for awards of options, subject to adjustments in certain circumstances. During 1997 the Company granted 20,000 options and at the time of the initial public offering the Company granted 10,000 options. At December 31, 1997 and 1996, 70,000 and 10,000 shares, respectively, were available for grant. This plan is subject to approval by the shareholders of the Company at the annual meeting in 1998. Because FCI will still own approximately 83% of the common stock on the record date for such meeting and FCI has stated it will approve such plan, the Company expects this plan to be adopted.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, the Company continues to account for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------
                                                           1997           1996           1995
     ------------------------------------------------------------------------------------------
     Net earnings, as reported                         $   38,058     $   20,016     $    4,581
     Net earnings, pro forma                               36,819         17,395          4,581
     Diluted earnings per share, as reported                 1.88           1.17           0.28
     Diluted earnings per share, pro forma                   1.82           1.02           0.28

      The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1997 and 1996, respectively: dividend yield of 0.11% and 0.17%; expected volatility of 68.2% and 25.1%; risk-free interest rate of 6.34% and 6.48%; and expected lives of 7 years and 6.5 years. There were no options granted in 1995.

     Information regarding the Company's stock options for 1997, 1996 and 1995 is as follows:

                                                                      YEAR ENDED DECEMBER 31,
     ------------------------------------------------------------------------------------------------------------------------------
                                               1997                            1996                          1995
     ------------------------------------------------------------------------------------------------------------------------------
                                                  Weighted-Average                   Weighted-Average              Weighted-Average
                                         Shares    Exercise Price         Shares      Exercise Price      Shares    Exercise Price
     ------------------------------------------------------------------------------------------------------------------------------
     Options outstanding,
         beginning of year            1,408,700   $           8.93        656,075    $          2.76     656,075   $          2.76
     Options exercised
     Options granted                    338,500              40.58        752,625              14.31
     Options canceled/forfeited          65,000              16.00
     ------------------------------------------------------------------------------------------------------------------------------
     Options outstanding,
         end of year                  1,682,200              15.03      1,408,700               8.93     656,075              2.76
     ------------------------------------------------------------------------------------------------------------------------------
     Weighted-average fair value
         of options, granted during
         the year                                            28.29                             11.54
     ------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 31, 1997:



                                            OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
     ------------------------------------------------------------------------------------------------------------
                         Number         Weighted-           Weighted-         Number              Weighted-
                      Outstanding   Average Remaining  Average Exercise    Exercisable at      Average Exercise
     Exercise Price   at 12/31/97   Contractual Life        Price             12/31/97              Price
     ------------------------------------------------------------------------------------------------------------
              $2.76    752,200            5.7            $     2.76           553,327             $   2.76
      $16.00-$24.00    604,500            8.8                 16.17           295,000                16.27
      $24.01-$46.00    325,500            9.7                 41.24            10,000                39.00
     ------------------------------------------------------------------------------------------------------------

     NOTE 9 - EMPLOYEE BENEFIT PLANS

     In January 1997, the Company adopted a defined contribution profit sharing plan (the "Retirement Plan") that provides retirement benefits for eligible employees. During 1997, the Company's employees participated in the Retirement Plan, which provides savings and investment opportunities. The Retirement Plan stipulates that eligible employees with at least one year of service may elect to contribute to the Retirement Plan. The Company matches a portion of employee contributions and makes discretionary contributions based upon the Company's financial performance. For the year ended December 31, 1997, the Company contributed $0.9 million to the Retirement Plan.

     Prior to 1997, employees of Direct Merchants Bank participated in a defined contribution plan maintained by Direct Merchants Bank that covered substantially all of its employees. This plan was merged with and into the Retirement Plan and the funds transferred to the Retirement Plan respective accounts. Direct Merchants Bank employees were eligible to participate in the Retirement Plan as of January 1, 1997.

     NOTE 10 - INCOME TAXES

     The components of the provision for income taxes consisted of the following:

                                        YEAR ENDED DECEMBER 31,
     ---------------------------------------------------------------------------
                                  1997               1996                 1995
     ---------------------------------------------------------------------------
     Current:
          Federal                $66,496             $38,914              $6,238
          State                    4,663               4,035                 921
     Deferred                   (47,334)            (30,419)             (4,291)
     ---------------------------------------------------------------------------
                                 $23,825             $12,530              $2,868
     ---------------------------------------------------------------------------

     A reconciliation of the Company's effective income tax rate compared to the statutory federal income tax rate is as follows:

                                                        YEAR ENDED DECEMBER 31,
     ---------------------------------------------------------------------------
                                                       1997      1996       1995
     ---------------------------------------------------------------------------
     Statutory federal income tax rate                 35.0%     35.0%     35.0%
     State income taxes, net of federal benefit         3.2%      3.2%      3.2%
     Other, net                                         0.3%      0.3%      0.3%
     ---------------------------------------------------------------------------
     Effective income tax rate                         38.5%     38.5%     38.5%
     ---------------------------------------------------------------------------

     The "other net" tax rate in 1997, 1996 and 1995 was composed of miscellaneous items, none of which was individually significant.

     The Company's deferred tax assets and liabilities are as follows:


     -------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
     -------------------------------------------------------------------------------------
                                                                     1997          1996
     -------------------------------------------------------------------------------------
     DEFERRED INCOME TAX ASSETS RESULTING FROM FUTURE
     DEDUCTIBLE TEMPORARY DIFFERENCES:
     Allowance for loan losses and recourse reserves            $    71,240    $    29,910
     Deferred revenues                                               16,140          2,723
     Other                                                            9,344          1,592
     -------------------------------------------------------------------------------------
     TOTAL DEFERRED TAX ASSETS                                  $    96,724    $    34,225
     -------------------------------------------------------------------------------------
     DEFERRED INCOME TAX LIABILITIES RESULTING FROM FUTURE
     TAXABLE TEMPORARY DIFFERENCES:
     Deferred solicitation and origination costs                $     6,360    $     1,692
     Accrued interest on credit card loans                            8,577            578
     Other                                                            1,000            427
     -------------------------------------------------------------------------------------
     TOTAL DEFERRED TAX LIABILITIES                             $    15,937    $     2,697
     -------------------------------------------------------------------------------------
     NET DEFERRED TAX ASSETS                                    $    80,787    $    31,528
     -------------------------------------------------------------------------------------

     Management believes, based on the Company's history of operating earnings, expectations for operating earnings in the future, and the expected reversal of taxable temporary differences, earnings will be sufficient to fully utilize the deferred tax assets.

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

     The financial statements also include an allocation of FCI interest expense for the net borrowings of the Company from FCI, or a net interest credit for the net cash flows of the Company loaned to FCI in certain periods. These allocations of interest expense or income for each of the periods presented were based on the net loans made or borrowings received between the Company and FCI, plus or minus the effects of intercompany balances outstanding during such periods. The interest rate used to calculate such expense or credit during such periods was based on the average short-term borrowing rates of FCI during the periods presented (see Note 5).

     The Company and Fingerhut have also entered into several other agreements that detail further business arrangements between the companies. The retroactive effects of these additional intercompany agreements and business arrangements have been reflected in the consolidated financial statements of the Company. The agreements entered into include a Co-Brand Credit Card Agreement and a Data Sharing Agreement, which provide for payment for every Fingerhut co-branded credit card account booked, as defined, and a payment based on card usage from such accounts. The parties have also entered into a Database Access Agreement, which provides the Company with the exclusive right to access and market financial services products, as defined, to Fingerhut customers, in exchange for an escalating non-refundable license fee, payable annually, ranging from $0.5 million to $2.0 million, based on the year within the term of the agreement ($1.5 million was paid in January 1998). The agreement also calls for a solicitation fee per product mailed to a Fingerhut customer, and a suppress file fee for each consumer name obtained from a third party and matched to the Fingerhut suppress file before its solicitation.

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

     The following table summarizes the amounts of these direct expense charges and cost allocations (including net interest income or expense), and the costs to the Company of the intercompany agreements mentioned above, for each of the years reflected in the financial statements of the Company:


                                                                           YEAR ENDED DECEMBER 31,
     ----------------------------------------------------------------------------------------------------
                                                                     1997           1996           1995
     ----------------------------------------------------------------------------------------------------
     REVENUES:
     Net extended service plan revenues                          $    7,911     $   20,420     $   17,779
     EXPENSES:
     Interest expense                                                                3,178          1,181
     Credit card account and other
          product solicitation and marketing expenses                 8,432          9,335          8,204
     Data processing services and communications                      1,837          1,324            320
     Third-party customer service and collections expenses                                            500
     Other affiliate cost allocations                                 1,336            950          1,680

     In the ordinary course of business, executive officers of the Company or FCI may have credit card loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectibility.

     NOTE 12 - COMMITMENTS AND CONTINGENCIES

     Commitments to extend credit to consumers represent the unused credit limits on open credit card accounts. These commitments amounted to $4.1 billion and $1.2 billion as of December 31, 1997 and 1996, respectively. While these amounts represent the total lines of credit available to the Company's customers, the Company has not experienced and does not anticipate all of its customers will exercise their entire available line at any given point in time. The Company also has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     The Company leases certain office facilities and equipment under various cancelable and non-cancelable operating lease agreements that provide for the payment of a proportionate share of property taxes, insurance and other maintenance expenses. These leases also may include scheduled rent increases and renewal options. In addition, certain of these obligations have been guaranteed by FCI. Rental expense for such operating leases for the years ended December 31, 1997, 1996 and 1995 was $3.9 million, $1.1 million and $0.2 million, respectively.

     Future minimum lease commitments at December 31, 1997 under cancelable and non-cancelable operating leases are as follows:

     ---------------------------------------------------------------------------
     1998                                                                 $4,686
     1999                                                                  3,543
     2000                                                                  2,196
     2001                                                                    839
     2002                                                                    678
     Thereafter                                                            2,908
     ---------------------------------------------------------------------------
     Total minimum lease payments                                        $14,850
     ---------------------------------------------------------------------------

     NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTED PAYMENTS

     In the normal course of business, the Company enters into agreements, or is subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks can finance or otherwise supply funds to their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with the Company or its affiliates with certain restrictions. Such restrictions limit Direct Merchants Bank's ability to lend to the Company and its affiliates. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company in accordance with the National Bank Act dividend provisions.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of the Currency ("OCC"). The OCC considers a range of factors when determining capital adequacy, such as the organization's size, quality, liquidity and internal controls. At December 31, 1997 and 1996, Direct Merchants Bank's Tier 1 risk-based capital ratio, risk-based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well capitalized" depository institution under regulations of the OCC.

     The Company is also bound by restrictions set forth in an indenture related to the Senior Notes dated November 7, 1997 (see Note 16). Pursuant to that indenture, the Company may not make dividend payments in the event of a default or if all such restricted payments would exceed 25% of the aggregate cumulative net income of the Company.

     NOTE 14 - CONCENTRATIONS OF CREDIT RISK

     A concentration of credit risk is defined as significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions. The Company is active in originating credit card loans throughout the United States, and no individual or group had a significant concentration of credit risk at December 31, 1997 or 1996. The following table details the geographic distribution of the Company's retained, sold and managed credit card loans:

     ------------------------------------------------------------------
                                RETAINED         SOLD         MANAGED
     ------------------------------------------------------------------
     DECEMBER 31, 1997
     Texas                    $   61,844  $     394,571  $     456,415
     California                   58,098        370,652        428,750
     Florida                      35,654        227,477        263,131
     New York                     29,246        186,589        215,835
     Ohio                         17,961        114,589        132,550
     Illinois                     15,914        101,533        117,447
     Pennsylvania                 15,681        100,048        115,729
     All Others                  246,228      1,570,851      1,817,079
     ------------------------------------------------------------------
     TOTAL                    $  480,626  $   3,066,310  $   3,546,936
     ------------------------------------------------------------------


     ------------------------------------------------------------------
     DECEMBER 31, 1996
     California               $   27,053  $     175,892  $     202,945
     Florida                      17,505        113,819        131,324
     New York                     17,034        110,754        127,788
     Texas                        16,480        107,151        123,631
     Ohio                          9,409         61,179         70,588
     Pennsylvania                  8,654         56,267         64,921
     Illinois                      7,989         51,940         59,929
     All others                  111,205        723,609        834,814
     ------------------------------------------------------------------
     TOTAL                    $  215,329  $   1,400,611  $   1,615,940
     ------------------------------------------------------------------

     The Company targets its consumer credit products primarily to moderate income consumers. Primary risks associated with lending to this market are that they may be more sensitive to future economic downturn, which may make them more likely to default on their obligations.

     At December 31, 1997, 1996 and 1995, the majority of federal funds sold were made to one bank, which represents a concentration of credit risk to the Company. The Company is able to monitor and mitigate this risk since all federal funds are sold on a daily origination and repayment basis and therefore may be recalled quickly should the credit risk of the counterparty bank increase above certain limits set by the Company.

     NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has estimated the fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". Financial instruments include both assets and liabilities, whether or not recognized in the Company's consolidated balance sheets, for which it is practicable to estimate fair value. Additionally, certain intangible assets recorded on the consolidated balance sheets, such as purchased credit card relationships, and other intangible assets not recorded on the consolidated balance sheets (such as the value of the credit card relationships for originated loans and the franchise values of the Company's various lines of business) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The Company believes that there is substantial value associated with these assets based on current market conditions, including the purchase and sale of such assets. Accordingly, the aggregate estimated fair value amounts presented do not represent the entire underlying value of the Company.

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

     OTHER PAYABLES DUE TO CREDIT CARD SECURITIZATIONS, NET

     The components of this net liability are as follows:

     INTEREST-ONLY STRIP

     The fair value of the interest-only strip is estimated by discounting the expected future cash flows from the trusts at rates which management believes to be consistent with those that would be used by an independent third party. However, because there is no active market for this, the fair values presented may not be indicative of the value negotiated in an actual sale. The future cash flows used to estimate fair value is limited to the receivables that exist at year end and does not reflect the value associated with future receivables generated by cardholder activity. The significant assumptions used to estimate fair value include: (i) interest rates on trust assets; (ii) payment rates; (iii) anticipated charge-offs over the life of the loans under the recourse provisions; and (iv) discount rates and are summarized as follows:

                                                     DECEMBER 31,
     -----------------------------------------------------------------
                                             1997                 1996
     -----------------------------------------------------------------
     Discount rate                             10%                  9%
     Payment rate (monthly)                     5%                  6%
     Default rate (annually)                   14%                 12%

     INTEREST RATE CAP AND SWAP AGREEMENTS

     The fair values of interest rate cap and swap agreements were obtained from dealer quoted prices. These values generally represent the estimated amounts the Company would receive or pay to terminate the agreements at the reporting dates, taking into consideration current interest rates and the current creditworthiness of the counterparties.

     OTHER AMOUNTS

     For the other components of other payables due to credit card securitizations, net, the carrying amount is a reasonable estimate of the fair value.

     INTEREST-BEARING DEPOSIT AND SHORT-TERM BORROWINGS

     Interest-bearing deposit and short-term borrowings are made with variable rates of interest that adjust with changing market interest rates. Thus, carrying value approximates fair value.

     LONG-TERM DEBT

     The fair value of the long-term debt was obtained from a quoted market price.

     The estimated fair values of the Company's financial instruments are summarized as follows:

                                                                  YEAR ENDED DECEMBER 31,
     -------------------------------------------------------------------------------------------------------
                                                                 1997                     1996
     -------------------------------------------------------------------------------------------------------
                                                     Carrying      Estimated       Carrying      Estimated
                                                     amount        fair value      amount        fair value
     -------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                    $     48,223   $     48,223   $     32,082   $     32,082
     Credit card loans, net                            448,587        448,587        202,500        202,500
     Other payables due to
       credit card securitizations, net:
        Interest-only strip                              2,449          2,449          1,073          1,073
        Interest rate swap agreements in a
          net receivable position                                      21,667                         2,657
        Interest rate cap agreements                     3,497            170          4,143          1,989
        Other amounts                                (140,505)      (140,505)       (41,835)       (41,835)
     Interest-bearing deposit                                                          1,000          1,000
     Short-term borrowings                             144,000        144,000         54,163         54,163
     Long-term debt                                    100,000        101,750
     -------------------------------------------------------------------------------------------------------

     DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING

     The Company has entered into interest rate cap and swap agreements to hedge its economic exposure to the impact of fluctuating interest rates associated with the spread between the floating rate loans owned by the Trust and the floating and fixed rate certificates issued by the Trust to fund the loans. In connection with the issuance of the $513 million Trust Series 1995-1 variable funding certificates in May 1995, the Company entered into eight-year agreements with bank counterparties in a total notional amount of $513 million effectively capping the potential impact to the Company of increases in the certificates' floating interest rate at 11.2%. Also, in connection with the issuance of $513 million of additional Trust Series 1995-1 certificates related to the September 1996 amendment of Trust Series 1995-1, the Company entered into additional six and two-thirds year agreements in a total notional amount of $513 million effectively capping the potential impact to the Company of increases in the new certificates' floating interest rate at 11.2%. The Company entered into interest rate swap agreements in April 1996 and May 1997 to effectively offset the potential impact of the fixed rate Trust Series 1996-1 and 1997-1 certificates by paying a floating rate. Total notional amount of these swap transactions amounted to $605.5 million for Series 1996-1 and $722.5 million for Series 1997-1. These swaps exchanged an obligation to pay a weighted-average fixed rate of 6.26% and 6.69%, respectively, for a one month floating rate based on prevailing 30 day London Interday Offered Rate ("LIBOR"). The Company receives the benefits and bears the obligations of these swap transactions, with FCI guaranteeing the Company's performance under the swap agreements. The obligations of the Company and the counterparties under these swap agreements are settled on a monthly basis.

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

     NOTE 16 - LONG-TERM DEBT

     In November 1997, the Company privately issued and sold $100 million of 10% Senior Notes due 2004 (the "Senior Notes") pursuant to an exemption under the Securities Act of 1933, as amended. In January 1998, the Company commenced an exchange offer for the Senior Notes pursuant to a registration statement. The terms of the new Senior Notes are identical in all material respects to the original private issue. The net proceeds of $97 million were used to pay down borrowings under the Revolving Credit Facility. The Senior Notes are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc. (the "Guarantor"), and all future subsidiaries of the Company that guarantee any of the Company's indebtedness, including the Revolving Credit Facility. The guarantee is an unsecured obligation of the Guarantor and ranks pari passu with all existing and future unsubordinated indebtedness.

     Metris Direct, Inc. has various subsidiaries which have not guaranteed the Senior Notes. The Company has prepared condensed consolidating financial statements of the Company, the Guarantor subsidiary and the non-guarantor subsidiaries for purposes of complying with SEC reporting requirements. Such financial statements are included in Note 16 to the Company's consolidated financial statements included in its Annual Report on Form 10-K filed with the SEC.

     METRIS COMPANIES INC. AND SUBSIDIARIES

     SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION AND STOCK DATA

     (IN THOUSANDS, EXPECT PER SHARE DATA) (UNAUDITED)

                                                                                1997
     ---------------------------------------------------------------------------------------------------------------------
                                               Fourth Quarter      Third Quarter       Second Quarter       First Quarter
     ---------------------------------------------------------------------------------------------------------------------
     SUMMARY OF OPERATIONS
     Interest Income                         $          24,711   $          17,215   $          14,838   $          12,430
     Interest Expense                                    6,021               2,398               2,073               1,459
     Net Interest Income                                18,690              14,817              12,765              10,971
     Provision for Loan Losses                          15,400              11,106               6,429              11,054
     Other Operating Income                             56,489              41,279              42,661              46,248
     Other Operating Expense                            43,415              27,856              33,194              33,583
     Income before Income Taxes                         16,364              17,134              15,803              12,582
     ---------------------------------------------------------------------------------------------------------------------
     Net Income                              $          10,064   $          10,537   $           9,719   $           7,738
     ---------------------------------------------------------------------------------------------------------------------
     PER COMMON SHARE
     Earnings per Common Share - Diluted     $            0.50   $            0.52   $            0.48   $            0.38
     Shares used to Compute Diluted EPS                 20,269              20,299              20,142              20,174
     Dividends                                             .01                 .01                 .01
     ---------------------------------------------------------------------------------------------------------------------
     MARKET PRICES:
     High                                    $         44 1/16   $        47 13/16   $        32 13/16   $          35 1/8
     Low                                                    30              32 1/4                  22              23 1/4
     Close                                              34 1/4             43 5/16            32 13/16                  25

                                                                              1996
     ---------------------------------------------------------------------------------------------------------------------
                                                Fourth Quarter       Third Quarter   Second Quarter      First Quarter
     ---------------------------------------------------------------------------------------------------------------------
     SUMMARY OF OPERATIONS
     Interest Income                         $           9,847   $           7,728   $           6,916   $           5,703
     Interest Expense                                    1,283                 965                 761               1,097
     Net Interest Income                                 8,564               6,763               6,155               4,606
     Provision for Loan Losses                           7,921               5,383                 483               4,690
     Other Operating Income                             40,896              32,030              27,930              25,366
     Other Operating Expense                            32,889              23,976              25,409              19,013
     Income before Income Taxes                          8,650               9,434               8,193               6,269
     ---------------------------------------------------------------------------------------------------------------------
     Net Income                              $           5,320   $           5,802   $           5,039   $           3,855
     ---------------------------------------------------------------------------------------------------------------------
     PER COMMON SHARE
     Earnings per Common Share - Diluted     $            0.28   $            0.35   $            0.31   $            0.23
     Shares used to Compute Diluted EPS                 18,893              16,507              16,489              16,464
     ---------------------------------------------------------------------------------------------------------------------
     MARKET PRICES:
     High                                    $          25 3/4
     Low                                                20 1/8
     Close                                                  24


     STOCK DATA

     The Company's common stock, which is traded under the symbol "MTRS," has been listed on the Nasdaq Stock Market-SM- since October 25, 1996. As of February 27, 1998, there were 21 holders of record and 2,225 beneficial holders of the Company's common stock.

CORPORATE INFORMATION

CORPORATE OFFICES

Executive Offices
600 South Highway 169
Interchange Tower, Suite 1800
St. Louis Park, Minnesota 55426
(612) 525-5020

Direct Merchants Credit Card Bank,
National Association
1455 West 2200 South, Suite 300
Salt Lake City, Utah 84119


ANNUAL MEETING

Tuesday, May 12, 1998
9:30 a.m., Marriott City Center
30 South 7th Street
Minneapolis, Minnesota

STOCK LISTING

Nasdaq Stock Market-SM-
Stock Symbol MTRS

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Minneapolis, Minnesota

TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

FORM 10-K

A copy of the Company's Annual Report
on Form 10-K may be obtained free of
charge from the Company's investor
relations contact:

ALFRED A. GALGANO
DIRECTOR, INVESTOR RELATIONS
Phone: (612) 593-4820
Fax: (612) 593-4733

BOARD OF DIRECTORS

THEODORE DEIKEL
CHAIRMAN, METRIS COMPANIES INC.
CHAIRMAN, CHIEF EXECUTIVE
OFFICER AND PRESIDENT
FINGERHUT COMPANIES, INC.

RONALD N. ZEBECK
PRESIDENT AND CHIEF EXECUTIVE OFFICER

LEE R. ANDERSON
CHAIRMAN AND CEO
API GROUP, INC.

DUDLEY C. MECUM
MANAGING DIRECTOR
CAPRICORN HOLDINGS, LLC

MICHAEL P. SHERMAN
SENIOR VICE PRESIDENT,
BUSINESS DEVELOPMENT,
GENERAL COUNSEL AND SECRETARY
FINGERHUT COMPANIES, INC.

DEREK V. SMITH
PRESIDENT AND CEO
CHOICEPOINT, INC.

FRANK D. TRESTMAN
PRESIDENT
TRESTMAN ENTERPRISES

AUDIT COMMITTEE

DUDLEY C. MECUM, CHAIRMAN
LEE R. ANDERSON
FRANK D. TRESTMAN

COMPENSATION COMMITTEE

FRANK D. TRESTMAN, CHAIRMAN
DUDLEY C. MECUM
DEREK V. SMITH

EXECUTIVE OFFICERS

RONALD N. ZEBECK
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

WILLIAM J. BRENNAN
SENIOR VICE PRESIDENT,
SALES AND ACCOUNT MANAGEMENT

DOUGLAS McCOY
SENIOR VICE PRESIDENT, OPERATIONS

ROBERT W. OBERRENDER
SENIOR VICE PRESIDENT,
CHIEF FINANCIAL OFFICER

DOUGLAS L. SCALITI
SENIOR VICE PRESIDENT, MARKETING

Z. JILL BARCLIFT
VICE PRESIDENT, ASSISTANT
SECRETARY AND GENERAL COUNSEL

DAVID R. REAK
VICE PRESIDENT, CREDIT RISK

JEAN C. BENSON
DIRECTOR OF FINANCE,
CORPORATE CONTROLLER

CORPORATE OFFICERS

PAUL T. RUNICE
VICE PRESIDENT, TREASURER

DAVID P. TURK
VICE PRESIDENT/MANAGING DIRECTOR,
WARRANTY AND INSURANCE SERVICES

JEAN VERNOR
VICE PRESIDENT, MARKETING



58