Form 10-K, Exhibit 13
period 1998-12-31
METRIS COMPANIES INC
filed 1999-03-30
CIK 1021061

Exhibit 13

Metris Companies Inc.
1998 Annual Report, Pages 18 to 62



Selected Financial Data
(In thousands, except EPS, dividends and stock prices)
                                                                     Year Ended December 31,
                                                1998          1997           1996          1995          1994
                                                ----          ----           ----          ----          ----
Income Statement Data (Managed Basis):(1)
Net Interest Income .....................   $  505,812    $  306,361    $  143,491    $   26,354    $      487
Provision for Loan Losses ...............      534,124       319,299       136,305        26,234
Other Operating Income ..................      346,198       212,869       126,647        52,969        14,238
Other Operating Expense .................      224,638       138,048       101,287        45,640        11,222
                                               -------       -------       -------        ------        ------

Income Before Income Taxes ..............       93,248        61,883        32,546         7,449         3,503
Tax Rate ................................         38.5%         38.5%         38.5%         38.5%         37.3%
Net Income ..............................   $   57,348    $   38,058    $   20,016    $    4,581    $    2,198
                                               -------       -------       -------        ------        ------
Per Common Share Statistics:
EPS - diluted (2) .......................   $     2.82    $     1.88    $     1.17    $     0.28    $     0.14
Stock Price (year end) ..................        50.31         34.25         24.00
Dividends Paid ..........................          .04           .03
Shares Outstanding (year end) ...........       19,260        19,225        19,225        15,967        15,967
Shares Used to Compute EPS ..............       19,968        20,238        17,129        16,369        16,270
 (diluted)                                     -------       -------       -------        ------        ------

Other Data (Managed Basis): (1)
Total Accounts ..........................        2,972         2,293         1,418           703
Year-end Loans ..........................   $5,315,042    $3,546,936    $1,615,940    $  543,619
Year-end Assets .........................    5,503,862     3,604,972     1,687,227       622,983    $    9,856
Average Loans ...........................    4,000,467     2,294,893     1,018,856       183,274
Average Interest-Earning
  Assets ................................    4,040,220     2,341,451     1,040,924       193,086         6,615
Average Assets ..........................    4,159,171     2,355,978     1,078,346       214,363         7,076
Debt ....................................      310,896       244,000        55,163        63,487
Preferred Stock .........................      201,100
Average Total Equity ....................      219,835       158,180        92,852        30,083         5,365

Net Interest Margin (3) .................         12.5%         13.1%         13.8%         13.6%          7.4%
Return on Average Assets ................          1.4%          1.6%          1.9%          2.1%         31.1%
Return on Average Total
  Equity ................................         26.1%         24.1%         21.6%         15.2%         41.0%

Loan Loss Reserves ......................   $  393,283    $  244,084    $   95,669    $   22,219
Delinquency Ratio (4) ...................          6.8%          6.6%          5.5%          4.0%
Loan Loss Reserve Ratio .................          7.4%          6.9%          5.9%          4.1%
Net Charge-off Ratio (5) ................         10.1%          8.3%          6.2%          2.2%

Fee-Based Services Revenues .............   $  106,601    $   63,413    $   50,273    $   24,441    $   14,238

(1) The Company analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of securitization.
(2) Earnings per share is calculated assuming the Company was incorporated at the beginning of the first year shown.
(3) Includes the Company's actual cost of funds plus all costs associated with asset securitizations, including the interest expense paid to the certificate holders and amortization of the discount and fees.
(4) Delinquency ratio represents credit card loans that were at least 30 days contractually past due at year end as a percentage of year-end managed loans.
(5) Net charge-off ratio reflects actual principal amounts charged-off, less recoveries, as a percentage of average managed credit card loans.

METRIS COMPANIES INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Metris Companies Inc. and its subsidiaries (collectively, the "Company"), including Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). This discussion should be read in conjunction with the consolidated financial statements and the related notes thereto.


General

         We are an information-based direct marketer and provider of consumer credit products and fee-based services primarily to moderate income consumers. We underwrite and offer credit cards and such fee-based services to a sector of consumers traditionally overlooked by other credit card companies and in doing so provide opportunities for such individuals to establish credit. Our products are available throughout the United States.

         Our home page on the Internet is at www.metriscompanies.com. You can learn more about the Company by visiting that site.

         Business Segments

         In June 1997, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards ("SFAS") No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way public enterprises report information about operating segments. SFAS 131, which was adopted by the Company for the year ended December 31, 1998, requires management to describe the factors used to identify the segments.

         Management has concluded that the Company measures performance and operates in two business segments.

o Consumer Credit Products, which are primarily unsecured credit cards issued by Direct Merchants Bank; and

o Fee-Based Services, which include debt waiver programs, membership clubs and third party insurance offered to its credit card customers and customers of third parties. In addition, the Company includes within this operating segment the Company's extended service plans.

         The Company receives income from its consumer credit products through: interest charges and other finance charges assessed on outstanding credit card loans; credit card fees (including annual membership, cash advances, overlimit fees, and past due fees); and interchange fees. The primary expenses of this business are the costs of funding the loans, provisions for loan losses and operating expenses including employee compensation, account solicitation and marketing expenses and data processing and servicing expenses. Profitability is affected by response rates to solicitation efforts, loan growth, interest spreads on loans, credit card usage, credit quality (delinquencies and charge offs), card cancellations and fraud losses.

         The fee-based services business derives benefits from the Company's consumer credit products business because the Company cross sells products to its credit card holders. Nonetheless, the two business segments are different with respect to the factors that affect profitability, including how income is generated and how expenses are incurred. These differences require management to manage their operations separately.

         The Company receives revenue from its fee-based services through fees and commissions for such services. Expenses include costs of solicitation, underwriting and claims servicing expenses, fees paid to third parties and other operating expenses. Profitability for this business is affected by response rates to solicitation efforts, returns or cancel rates, claims rates, and other factors.

         Spin Off

         You will see references in the following discussion of our financial performance to the "Spin Off." Prior to September 25, 1998, Fingerhut Companies, Inc. ("FCI")owned 83% of the Company's common stock. During the third quarter of 1998, FCI received written approval from the Internal Revenue Service to distribute its interest in the Company to FCI's shareholders in a tax free "spin off." FCI executed this Spin Off on September 25, 1998, and at that time the Company ceased to be a subsidiary of FCI.

Results of Operations

Year Ended December 31, 1998, Compared to Year Ended December 31, 1997

         Net income for the year ended December 31, 1998, was $57.3 million, or $2.82 per share, an increase of $19.2 million over net income of $38.1 million, or $1.88 per share, for 1997. The 51% increase in net income is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans to $4.0 billion for 1998 from $2.3 billion for 1997, an increase of 74%, and growth in total credit card accounts to 3.0 million at December 31, 1998, from 2.3 million at December 31, 1997.

         The provision for loan losses on a managed basis was $534.1 million in 1998, compared to $319.3 million in 1997. The increase primarily reflects higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 10.1% for 1998, compared to 8.3% in 1997. The charge-off ratio for the years ended December 31, 1998, and 1997, was favorably impacted by 70 and 90 basis points, respectively due to purchase accounting related to portfolio acquisitions.

         Other operating income on a managed basis increased $133.3 million to $346.2 million, primarily due to credit card fees, interchange and other credit card income, which increased to $251.2 million for 1998, up 64% over $153.6 million for 1997. In addition, fee-based services revenues increased 68% to $106.6 million for 1998, up from $63.4 million for 1997. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio, the continued strong performance of debt waiver and additional club membership sales.

         Other operating expenses increased to $224.6 million in 1998, compared to $138.0 million in 1997. The increase in operating costs was due to continued investments in the infrastructure of the Company. Even while making these investments, the operating efficiency ratio improved to 26.4% in 1998 from 26.6% in 1997.


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

         The provision for loan losses on a managed basis was $319.3 million in 1997, compared to $136.3 million in 1996. The increase primarily reflects higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 8.3% for 1997, compared to 6.2% in 1996. The charge-off ratio for the year ended December 31, 1997 was favorably impacted by 90 basis points due to purchase accounting related to portfolio acquisitions.

         Other operating income on a managed basis increased $86.2 million to $212.9 million, primarily due to credit card fees, interchange and other credit card income, which increased to $153.6 million for 1997, up 74% over $88.3 million for 1996. In addition, fee-based services revenues increased 26% to $63.4 million for 1997, up from $50.3 million for 1996. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio.

         Other operating expenses increased to $138.0 million in 1997, compared to $101.3 million in 1996. The increase in operating costs was due to continued investments in the infrastructure of the Company. However, the Company's operating effectiveness as measured by the Company's managed operating efficiency ratio improved to 26.6% in 1997 from 37.5% in 1996.


Managed Loan Portfolio and the Impact of Credit Card Securitizations

         Securitization

         A major source of funding for the Company is the securitization of credit card loans. Securitization requires the Company to remove credit card loans sold with limited recourse from the consolidated balance sheet. The securitization and sale of credit card loans changes the Company's interest in such loans from lender to servicer, with a corresponding change in how revenues and expenses are reported in the income statement. For securitized credit card loans, amounts that otherwise would have been recorded as net interest income, fee income and provision for loan losses are instead reported in other operating income as net securitization and credit card servicing income.


         Managed Loan Portfolio

         The Company analyzes its financial performance on a managed loan portfolio basis. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitization. The Company's discussion of revenues, where applicable, and provision for loan losses includes comparisons to amounts reported in the Company's consolidated statements of income ("owned basis") as well as on a managed basis.

         The Company's managed loan portfolio is comprised of credit card loans held for securitization, retained interests in loans securitized and the investors' share of securitized credit card loans. The investors' share of securitized credit card loans is not an asset of the Company, and therefore, is not shown on the Company's consolidated balance sheets. The following tables summarize the Company's managed loan portfolio:

                                                             December 31,
                                                  1998          1997       1996
                                                  ----          ----       ----
(Dollars in thousands)
Year-end balances:
Credit card loans:
  Loans held for securitization ...........   $    3,430   $    8,795   $   14,164
  Retained interests in loans securitized .      753,469      471,831      201,165
  Investors' interests in securitized loans    4,558,143    3,066,310    1,400,611
                                               ---------    ---------    ---------
Total managed loan portfolio ..............   $5,315,042   $3,546,936   $1,615,940
                                              ==========   ==========   ==========



                                                       Year Ended December 31,
                                             -------------------------------------
                                                  1998         1997         1996
                                                  ----         ----         ----
(Dollars in thousands)
Average balances:
Credit card loans:
  Loans held for securitization ...........   $   52,016   $   78,264   $   28,632
  Retained interests in loans securitized .      544,364      278,554      121,177
  Investors' interests in securitized loans    3,404,087    1,938,075      869,047
                                               ---------    ---------      -------
Total managed loan portfolio ..............   $4,000,467   $2,294,893   $1,018,856
                                              ==========   ==========   ==========



Impact of Credit Card Securitizations

         The following table provides a summary of the effects of credit card securitizations on selected line items of the Company's statements of income for each of the periods presented, as well as selected financial information on both an owned and managed loan portfolio basis:

                                                  Year Ended December 31,
                                        --------------------------------------
(Dollars in thousands)                       1998         1997           1996
                                             ----         ----           ----
Statements of Income (owned basis):
   Net interest income ..............   $   82,698    $   57,243    $   26,088
   Provision for loan losses ........       77,770        43,989        18,477
   Other operating income ...........      312,958       186,677       126,222
   Other operating expense ..........      224,638       138,048       101,287
                                        ----------    ----------    ----------
   Income before income taxes .......   $   93,248    $   61,883    $   32,546
                                        ==========    ==========    ==========

Adjustments for Securitizations:
   Net interest income ..............   $  423,114    $  249,118    $  117,403
   Provision for loan losses ........      456,354       275,310       117,828
   Other operating income ...........       33,240        26,192           425
   Other operating expense
                                        ----------    ----------    ----------
   Income before income taxes .......   $             $             $
                                        ==========    ==========    ==========
Statements of Income (managed basis):
   Net interest income ..............   $  505,812    $  306,361    $  143,491
   Provision for loan losses ........      534,124       319,299       136,305
   Other operating income ...........      346,198       212,869       126,647
   Other operating expense ..........      224,638       138,048       101,287
                                        ----------    ----------    ----------
   Income before income taxes .......   $   93,248    $   61,883    $   32,546
                                        ==========    ==========    ==========

Other Data:
Owned Basis:
   Average interest earning assets ..   $  636,133    $  403,375    $  171,877
   Return on average assets .........          7.4%          9.1%          9.6%
   Return on average total equity ...         26.1%         24.1%         21.6%
   Net interest margin (1) ..........         13.0%         14.2%         15.2%
Managed Basis:
   Average interest earning assets ..   $4,040,220    $2,341,451    $1,040,924
   Return on average assets .........          1.4%          1.6%          1.9%
   Return on average total equity ...         26.1%         24.1%         21.6%
   Net interest margin (1) ..........         12.5%         13.1%         13.8%

(1) Net interest margin is equal to net interest income divided by average interest-earning assets.

         Risk Based Pricing

         The Company prices credit card offers based on a prospect's risk profile prior to solicitation. The Company evaluates a prospect to determine credit needs, credit risk, and existing credit availability and then develops a customized offer that includes the most appropriate product, brand, pricing and credit line. After credit card accounts are opened, the Company periodically monitors customers' internal and external credit performance and periodically recalculates behavior, revenue, attrition and bankruptcy predictors. As customers evolve through the credit life cycle and are regularly rescored, the lending relationship can evolve to include more competitive (or more restrictive) pricing and product configurations. These analyses consider the overall profitability of accounts using both credit information and the profitability from selling fee-based services to the customers.

Net Interest Income

         Net interest income consists primarily of interest earned on the Company's credit card loans less interest expense on borrowings to fund the loans. Managed net interest income for the year ended December 31, 1998, was $505.8 million compared to $306.4 million for the same period in 1997, an increase of $199.4 million. This increase was primarily due to a $1.7 billion increase in average managed loans over the comparable period in 1997. The managed net interest margin decreased to 12.5% for the year ended December 31, 1998, from 13.1% for the year ended December 31, 1997. The reduction in the managed net interest margin was primarily due to increased charge-offs of finance charges in 1998. The net interest margin on an owned basis decreased to 13.0% for the year ended December 31, 1998, from 14.2% for the same period in 1997 primarily due to higher financing costs as a percent of average interest-earning assets.

         Managed net interest income for the year ended December 31, 1997, was $306.4 million compared to $143.5 million for the same period in 1996, an increase of $162.9 million. This increase was primarily due to a $1.3 billion increase in average managed loans over the comparable period in 1996. The average yield on managed interest-earning assets decreased to 18.6% for the year ended December 31, 1997, from 19.1% for the year ended December 31, 1996. The acquisition of two credit card portfolios reduced the average yield for the year ended December 31, 1997 by approximately 0.2%. The remaining reduction in the average yield was due to increased finance charge charge-offs in 1997. The average yield on interest-earning assets on an owned basis decreased to 17.2% for the year ended December 31, 1997, from 17.6% for the same period in 1996.

         The following table provides an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the years ended December 31, 1998, 1997 and 1996:

Analysis of Average Balances, Interest and Average Yields and Rates

                                                                         Year Ended December 31,
                                              ---------------------------------------------------------------------------
                                                                 1998                                 1997
                                                                 ----                                 ----
(Dollars in thousands)                           Average                    Yield/    Average                   Yield/
                                                 Balance       Interest      Rate     Balance        Interest    Rate
Owned Basis
Assets:
Interest-earning assets:
Federal funds sold ........................   $    20,190    $     1,065     5.3%   $    30,049    $     1,636     5.4%
Short-term investments ....................        19,563          1,028     5.3%        16,509            863     5.2%
Credit card loans and retained
   interests in loans
   securitized ............................       596,380        111,118    18.6%       356,817         66,695    18.7%
                                                  -------        -------    ----        -------         ------    ----
Total interest-earning assets .............   $   636,133    $   113,211    17.8%   $   403,375    $    69,194    17.2%
                                                  -------        -------    ----        -------         ------    ----
Other assets ..............................       423,278                               172,739
Allowance for loan losses .................      (285,244)                             (158,211)
                                                  -------                               -------
    Total assets ..........................   $   774,167                           $   417,903
                                              ===========                           ===========

Liabilities and  Equity:
Interest-bearing liabilities ..............   $   284,038    $    30,513    10.7%   $   149,726    $    11,951     8.0%
Other liabilities .........................       270,294                               109,997
                                                  -------                               -------
Total liabilities .........................       554,332                               259,723
Stockholders' equity ......................       219,835                               158,180
                                                  -------                               -------
Total liabilities and equity ..............   $   774,167                           $   417,903
                                              ===========                           ===========

Net interest income and interest margin (1)                  $    82,698    13.0%                $    57,243    14.2%
Net interest rate spread (2) ..............                                  7.1%                                9.2%

Managed Basis

Credit card loans .........................   $ 4,000,467    $   738,675    18.5%   $ 2,294,893    $   433,334    18.9%
Total interest-earning assets .............     4,040,220        740,768    18.3%     2,341,451        435,833    18.6%
Total interest-bearing liabilities.........     3,719,960        234,956     6.3%     2,087,801        129,472     6.2%
Net interest income and interest margin (1)                      508,812    12.5%                      306,361    13.1%
Net interest rate spread (2) ..............                                 12.0%                                 12.4%

(1)Net interest margin is computed by dividing net interest income by average total interest-earning assets.
(2)The interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.


                                                                                 Year Ended December 31,
                                               -------------------------------------------------------------------------------------
                                                                     1997                                        1996
                                               -------------------------------------------------------------------------------------
(Dollars in thousands)                           Average                        Yield/        Average                       Yield/
                                                 Balance         Interest        Rate         Balance        Interest        Rate
Owned Basis
Assets:
Interest-earning assets:
Federal funds sold ........................   $    30,049    $     1,636           5.4%   $    16,299    $       867            5.3%
Short-term investments ....................        16,509            863           5.2%         5,769            299            5.2%
Credit card loans and retained
  interests in loans
  securitized .............................       356,817         66,695          18.7%       149,809         29,028           19.4%
                                                  -------         ------          ----        -------         ------           ----
    Total interest-earning assets .........   $   403,375    $    69,194          17.2%   $   171,877    $    30,194           17.6%
                                                  -------         ------          ----        -------         ------           ----
Other assets ..............................       172,739                                      91,030
Allowance for loan losses .................      (158,211)                                    (53,608)
                                                  -------                                     -------
    Total assets ..........................   $   417,903                                 $   209,299
                                              ===========                                 ===========

Liabilities and  Equity:
Interest-bearing liabilities ..............   $   149,726    $    11,951           8.0%   $    57,708   $      4,106            7.1%
Other liabilities .........................       109,997                                      58,739
                                                  -------                                     -------
Total liabilities ..........................      259,723                                    116,447
Stockholders' equity ......................       158,180                                      92,852
                                                  -------                                     -------
Total liabilities and equity ..............   $   417,903                                 $   209,299
                                              ===========                                 ===========

Net interest income and interest margin (1)                  $   57,243           14.2%                   $   26,088           15.2%
Net interest rate spread (2) ..............                                        9.2%                                        10.5%

Managed Basis
Credit card loans .........................   $ 2,294,893    $   433,334          18.9%   $ 1,018,856    $   197,467           19.4%
Total interest-earnings assets ............     2,341,451        435,833          18.6%     1,040,924        198,633           19.1%
Total interest-bearing liabilities.........     2,087,801        129,472           6.2%       926,755         55,142            5.9%
Net interest income and interest margin (1)                      306,361          13.1%                      143,491           13.8%
Net interest rate spread (2) ..............                                       12.4%                                        13.2%

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

                                    Year Ended December 31,             Year Ended December 31,
                                         1998 vs. 1997                       1997 vs. 1996
                                 ---------------------------------------------------------------------------------------

                                                 Change due to*                    Change due to*
(Dollars in thousands)              Increase/
                                   (Decrease)     Volume       Rate     Increase    Volume       Rate

Interest Income:
Federal funds sold ..............   $   (571)   $   (521)   $    (50)   $    769   $    749    $     20
Short-term investments ..........        165         160           5         564        562           2
Credit card loans and retained
   interests in loans securitized     44,423      44,635        (212)     37,667     38,655        (988)
                                    --------    --------    --------    --------   --------    --------
   Total interest income ........     44,017      43,061         956      39,000     39,694        (694)
Interest expense ................     18,562      13,397       5,165       7,845      7,288         557
                                    --------    --------    --------    --------   --------    --------

Net interest income .............   $ 25,455    $ 29,664    $ (4,209)   $ 31,155   $ 32,406    $ (1,251)
                                    ========    ========    ========    ========   ========    ========

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

Other Operating Income

         Other operating income contributes substantially to the Company's results of operations, representing 73%, 73% and 81% of owned revenues for the years ended December 31, 1998, 1997 and 1996, respectively. Fee-based services revenues, particularly from debt waiver products, continue to provide an increasing percentage of other operating income. Debt waiver products and other fee-based services revenues are expected to increase with growth in credit card accounts and as the Company continues to offer other fee-based services to its customer base and to customers of third parties. The following table presents other operating income on an owned basis:

                                                                Year Ended December 31,
                                                           ---------------------------------
(Dollars in thousands)                                         1998        1997       1996
                                                               ----        ----      -----

Other Operating Income:
Net securitization and credit card servicing income ......   $138,221   $ 79,533   $ 49,921
Credit card fees, interchange and other credit card income     68,136     43,731     26,028
Fee-based services revenues ..............................    106,601     63,413     50,273
                                                             --------   --------   --------
      Total ..............................................   $312,958   $186,677   $126,222
                                                             ========   ========   ========

         Other operating income increased $126.3 million for the year ended December 31, 1998, over 1997, primarily due to income generated from the growth in average credit card loans. Additionally, fee-based services revenues increased 68% to $106.6 million because of the Company's marketing efforts to cross-sell other products and services to its customers and customers of third parties. Specifically, debt waiver product revenue increased by $26.2 million to $73.8 million for the year ended December 31, 1998, as the Company continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $3.9 billion in 1998 from $2.7 billion in 1997.

         On September  28, 1998,  the SEC issued a press  release and stated the
"SEC will formulate and augment new and existing accounting rules and interpretations covering revenue recognition, restructuring reserves, materiality, and disclosure;" for all publicly-traded companies. Until such time as the SEC staff issues such interpretative guidelines, it is unclear what, if any, impact such interpretative guidance will have on the Company's current accounting practices. However, the potential changes in accounting practice being considered by the SEC Staff could have a material impact on the manner in which the Company recognizes revenue. Any such changes would have no effect on reported cash flow or the economic value of the Company's business.

         The fee-based services revenues reported for 1998 reflect the Company's previously announced change in revenue recognition. This change was made to be consistent with recent revenue recognition policy changes made by others in the Company's industry. This change resulted in a cumulative one-time reduction in revenues of approximately $3.0 million and a corresponding reduction in expenses of approximately $3.1 million, or a $68,000 increase in net income.

         Other operating income increased $60.5 million for the year ended December 31, 1997, over 1996, primarily due to income generated from the growth in average securitized credit card loans. Additionally, fee-based services revenues increased 26% to $63.4 million because of the Company's marketing efforts to cross-sell other products and services to its customers and customers of third parties. Specifically, debt waiver product revenue increased by $22.1 million to $47.6 million for the year ended December 31, 1997, as the Company continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $2.7 billion in 1997 from $1.7 billion in 1996.



Other Operating Expense
                                                                 Year Ended December 31,
                                                             -----------------------------
(Dollars in thousands)                                         1998        1997      1996
                                                               ----        ----      ----

Other Operating Expense:
Credit card account and other product solicitation and
   marketing expenses ....................................   $ 40,949   $ 30,503   $ 29,297
Employee compensation ....................................     62,627     35,200     23,068
Data processing services and communications
                                                               35,445     20,087     12,757
Third-party servicing expense ............................     11,074     12,711      9,207
Warranty and debt waiver underwriting and claims servicing
   expense ...............................................     12,279      6,053     10,024
Credit card fraud losses .................................      4,436      3,240      2,276
Other ....................................................     57,828     30,254     14,658
                                                               ------     ------     ------
      Total ..............................................   $224,638   $138,048   $101,287
                                                             ========   ========   ========


         Total other operating expenses for the year ended December 31, 1998 increased $86.6 million over 1997, largely due to costs associated with the growth of the Company's business activities. Employee compensation and other expenses increased $27.4 million and $27.6 million, respectively, for the year ended December 31, 1998, due to increased staffing needs and use of outside services to support the increase in credit card accounts, fee-based services active member growth and other functions. Also, data processing services and communications expenses increased $15.4 million, largely due to the growth in credit card accounts, transaction volumes and loan balances.

         Total other operating expenses for the year ended December 31, 1997, increased $36.8 million over 1996, largely due to costs associated with the growth of the Company's business activities. Also, data processing services and communications expenses and third-party servicing expenses increased by $7.3 million and $3.5 million, respectively, largely due to the growth in credit card accounts, transaction volumes and loan balances.

         Total other operating expenses include direct and allocated expenses from FCI for administrative services provided to the Company under an administrative services agreement between the Company and FCI. Additionally, total other operating expenses reflect the retroactive effects of additional agreements and contracts between the Company and FCI or its subsidiaries (see
Note 1 to the Consolidated Financial Statements).

Income Taxes

         The Company's provision for income taxes includes both federal and state income taxes. Applicable income tax expense was $35.9 million, $23.8 million and $12.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. This tax expense represents an effective tax rate of 38.5% for the years ended December 31, 1998, 1997 and 1996.

Asset Quality

         The Company's delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of the Company's various credit card account portfolios, the success of the Company's collection and recovery efforts, and general economic conditions. The average age of the Company's credit card portfolio affects the stability of delinquency and loss rates of the portfolio. The Company continues to focus its resources on refining its credit underwriting standards for new accounts, and on collections and post charge-off recovery efforts to minimize net losses. At December 31, 1998, 51% of managed accounts and 47% of managed loans were less than 24 months old. Accordingly, the Company believes that its loan portfolio will experience increasing or fluctuating levels of delinquency and loan losses as the average age of the Company's accounts increases.

         This trend is reflected in the change in the Company's net charge-off ratio. For the year ended December 31, 1998, the Company's net charge-off ratio was 10.1%, compared to 8.3% and 6.2% for the years ended December 31, 1997 and 1996, respectively. The charge-off ratio for the years ended December 31, 1998 and 1997 was favorably impacted by approximately 70 and 90 basis points, respectively, due to purchase accounting related to the portfolio acquisitions. The Company believes, consistent with its statistical models and other credit analysis, that this rate will continue to fluctuate but generally rise over the next year.

         The Company's strategy for managing loan losses consists of credit line management and customer purchase authorizations. Loan losses are further managed through the offering of credit lines which are generally lower than is currently standard in the industry. Individual accounts and their related credit lines are also continually managed using various marketing, credit and other management processes in order to continue to maximize the profitability of accounts.

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

Managed Loan Delinquency


                                           December 31,    % of    December 31,  % of    December 31,  % of
                                               1998       Total        1997      Total      1996       Total
                                               ----      -------    ----------   ----    ----------    ------
(Dollars in thousands)
Managed loan portfolio ...................   $5,315,042     100%   $3,546,936     100%   $1,615,940    100%
Loans contractually delinquent:
   30 to 59 days .........................      113,449     2.1%       72,114     2.0%       32,114     2.0%
   60 to 89 days .........................       75,049     1.4%       49,300     1.4%       20,398     1.2%
   90 or more days .......................      173,812     3.3%      111,166     3.2%       36,857     2.3%
                                                -------     ---       -------     ---        ------     ---
      Total ..............................   $  362,310     6.8%   $  232,580     6.6%   $   89,369     5.5%
                                             ==========     ===    ==========     ===    ==========     ===


         The above numbers reflect the continued seasoning of the Company's managed loan portfolio. In 1998 and 1997, the ratios were favorably impacted by purchase accounting for portfolio acquisitions by 60 basis points for both periods. The Company intends to continue to focus its resources on its collection efforts to minimize the negative impact to net loan losses that results from increased delinquency levels.

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

                                                                     Year Ended December 31,
                                                           ----------------------------------------
                                                                1998          1997          1996
                                                                ----          ----          ----
(Dollars in thousands)
Owned Basis:
     Average loans outstanding ..........................   $  596,380    $  356,817    $  149,809
     Net charge-offs ....................................       58,793        29,398         9,327
     Net charge-offs as a percentage
     of  average loans outstanding ......................          9.9%          8.2%          6.2%
                                                                   ===           ===           ===
Managed Basis:
     Average loans outstanding ..........................   $4,000,467    $2,294,893    $1,018,856
     Net charge-offs ....................................      405,077       191,130        62,855
     Net charge-offs as a percentage
     of average loans outstanding .......................         10.1%          8.3%          6.2%
                                                                  ====           ===           ===



         Provision and allowance for loan losses

         The allowance for loan losses is maintained for the retained interest in loans securitized. For securitized loans, anticipated losses and related provisions for loan losses are reflected in the calculations of net securitization and credit card servicing income. Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing loan portfolio.

         The provision for loan losses on a managed basis for the year ended December 31, 1998, totaled $534.1 million compared to a provision of $319.3 million in 1997. The increase in the provision for loan losses in 1998 compared to 1997 is primarily reflective of the large increase in loans and the overall seasoning of the portfolio. The following table presents the change in the Company's allowance for loan losses and other ratios on a managed portfolio basis for the periods presented:

Analysis of Allowance for Loan Losses



                                                                Year Ended December 31,
                                                         -----------------------------------
(Dollars in thousands)                                       1998        1997        1996
                                                             ----        ----        ----
Managed Basis:
Balance at beginning of year ...........................   $244,084    $ 95,669    $ 22,219
Allowance related to assets acquired, net ..............     20,152      20,246
Provision for loan losses ..............................    534,124     319,299     136,305
Loans charged off ......................................    420,875     195,535      64,083
Recoveries .............................................     15,798       4,405       1,228
                                                            -------     -------      ------
Net loan charge-offs ...................................    405,077     191,130      62,855
                                                            -------     -------      ------
Balance at end of year .................................   $393,283    $244,084    $ 95,669
                                                           ========    ========    ========

Ending allowance as a percent of loans .................        7.4%        6.9%        5.9%
                                                           ========    ========    ========

         Management believes the allowance for loan losses is adequate to cover probable losses in the loan portfolio under current conditions. However, there can be no assurance as to the future credit losses that may be incurred in connection with the Company's loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such expected loan losses. Management continually monitors the allowance for loan losses and makes additional provisions to the allowance as it deems appropriate. Derivatives Activities

         The Company uses derivative financial instruments for the purpose of managing its exposure to interest rate risks and has a number of procedures in place to monitor and control both market and credit risk from these derivatives activities. All derivatives strategies and transactions are managed by a special management committee which must make quarterly reports to the Board of Directors.

         Prior to the Spin Off, the Company had entered into interest rate cap and swap agreements to hedge the cash flow and earnings impact of fluctuating market interest rates on the spread between the floating rate loans owned by the Metris Master Trust (the "Trust") and the floating and fixed rate securities issued by the Trust to fund the loans. In connection with the issuance of term asset-backed securities by the Trust in 1998, the Company entered into term interest rate cap agreements with highly-rated bank counterparties in a total notional amount of $1.8 billion effectively capping the potentially negative impact to the Trust of increases in the floating interest rate of the securities at approximately 9.2%. The Company also entered into a term interest rate cap agreement in connection with the PNC Bank Corp portfolio acquisition with highly-rated bank counterparties in a total notional amount of $640 million, effectively capping the potentially negative impact of increases in market interest rates of the securities at 7.35%. Due to the Spin Off, the Company terminated interest rate swap agreements guaranteed by FCI related to two trust series fixed rate asset-backed securities issuances. Proceeds were utilized to purchase interest rate floor contracts from highly-rated counterparties which did not require a FCI guaranty. The floors were in the same notional amounts, fixed interest rate strike rates, and maturities as the previous swaps in order to hedge the potential impact on the Company's cash flow and earnings of a low market interest rate environment in which the yield on the Trust's floating rate loans might decline causing the margin over the fixed rate funding to compress. During October 1998, the Company terminated the interest rate floors related to one of the Trust Series. The gain of approximately $34.1 million on this termination is being amortized into income over the remaining life of the securities. The cash proceeds of approximately $43.4 million were used to reduce borrowings under a credit facility.

Market Risk

         Market risk is the risk of loss from adverse changes in market prices and rates. The Company's principal market risk is due to changes in interest rates. This affects the Company directly in its lending and borrowing activities, as well as indirectly as interest rates may impact the payment performance of the Company's cardholders.

         To manage the Company's direct risk to market interest rates, management actively monitors the interest rates and the interest sensitive components of the Company's owned and managed balance sheet to minimize the impact changes in interest rates have on the fair value of assets, net income and cash flow. Management seeks to minimize the impact of changes in interest rates on the Company primarily by matching asset and liability repricings.

         The Company's primary owned and managed assets are credit card loans, which are virtually all priced at rates indexed to the variable Prime Rate. Retained interests in loans securitized and loans held for securitization are funded through a combination of cash flow from operations, the Company's $300 million bank credit facility, $200 million in senior notes, and equity issuance. The $300 million bank credit facility has pricing that is indexed to the variable London Interbank Offered Rate ("LIBOR") or a Prime Rate. The Company's securitized loans are owned by the Trust and bank-sponsored multiseller receivables conduits (the "Conduits"), which have committed current funding indexed to variable commercial paper rates, as well as term funding which is either directly indexed to LIBOR or at fixed rates. At December 31, 1998, approximately 26.1% of the Trust and Conduit funding of securitized receivables was funded with fixed rate certificates.

         Combining the interest rate floor transaction referred to above with the Trust and Conduit funding, in a low market interest rate environment, 84.1% of the funding for the securitized loan portfolio is indexed to floating commercial paper and LIBOR rates. In a high market interest rate environment, the potentially negative impact on earnings of higher interest expense is mitigated by the fixed rate funding and the interest rate cap contracts described above.
         The approach used by management to quantify interest rate risk is a sensitivity analysis which management believes best reflects the risk inherent in the Company's business. This approach calculates the impact on net income from an instantaneous and sustained change in interest rates by 200 basis points. Assuming no counteractive measures by management, a 200 basis point increase in interest rates affecting the Company's floating rate financial instruments, including both debt obligations and loans, will result in an increase in net income of approximately $16.7 million relative to a base case over the next 12 months; while a decrease of 200 basis points will result in a reduction in net income of approximately $12.5 million. The Company's use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. In addition, this methodology does not take into account the indirect impact interest rates may have on the payment performance of the Company's cardholders. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or other costs associated with managing immediate changes in interest rates.


Liquidity, Funding and Capital Resources

         One of the Company's primary financial goals is to maintain an adequate level of liquidity through active management of assets and liabilities. Because the pricing and maturity characteristics of the Company's assets and liabilities change, liquidity management is a dynamic process, affected by changes in short- and long-term interest rates. The Company uses a variety of financing sources to manage liquidity, refunding, rollover and interest rate risks.

         The Company finances the growth of its credit card loan portfolio through cash flow from operations, asset securitization, bank financing, long-term debt issuance, and equity issuance.

         At December 31, 1998 and 1997, the Company had received cumulative net proceeds of approximately $4.6 billion and $3.1 billion, respectively from sales of credit card loans to the Trust and Conduits. Cash generated from these transactions was used to reduce short-term borrowings and to fund credit card loan portfolio growth. The Company relies upon the securitization of its credit card loans to fund portfolio growth and, to date, has completed securitization transactions on terms that it believes are satisfactory. The Company's ability to securitize its assets depends on the favorable investor demand and legal, regulatory and tax conditions for securitization transactions, as well as continued favorable performance of the Company's securitized portfolio of receivables. Any adverse change could force the Company to rely on other potentially more expensive funding sources and, in the worst case scenario, could create liquidity risks if other funding is unavailable.

         During 1998, as part of a scheduled amortization of previously securitized loans, the Company's owned loan portfolio, increased by $34.6 million. The following table presents the amounts, at December 31, 1998 of investor principal in securitized receivables scheduled to amortize in future years. The amortization amounts are based upon estimated amortization periods which are subject to change based on Trust and Conduit performance.

(Dollars in thousands)
1999                                $ 1,847,538
2000                                    608,333
2001                                  2,102,272
Thereafter                                    0
                                    -----------
Total Securitized Loans
at December 31, 1998                $ 4,558,143
                                    ===========

         The Company's lower independent credit ratings, due to the Spin Off, reduced the advance rate on a portion of the sale of receivables to the Trust. This required approximately $40 million in additional funding by the Company to finance the unsold loans.

         On June 30, 1998, the Company executed a new $200 million, three-year revolving credit facility and a $100 million five-year term loan (the "New Credit Facility") with a syndicate of banks and money market mutual funds. This agreement became effective upon the Spin Off from FCI on September 25, 1998. The New Credit Facility, which is not guaranteed by FCI, replaced the Company's $300 million, five-year revolving credit facility (the "Old Credit Facility"). The New Credit Facility is secured by receivables and subsidiary stock and guaranteed by a Company subsidiary. Financial covenants in the New Credit Facility include, but are not limited to, requirements concerning minimum net worth, minimum tangible net worth to net managed receivables and tangible net worth plus reserves to delinquent receivables. The minimum tangible net worth to net managed receivables ratio requirement increased to 5.0% from 4.0% on December 24, 1998. At December 31, 1998, the Company was in compliance with all financial covenants under this agreement. At December 31, 1998, the Company had outstanding borrowings of $110 million under the New Credit Facility. At December 31, 1997, the Company had outstanding borrowings of $144 million under the Old Credit Facility. As a result of the Spin Off and the removal of the FCI guarantee, the Company is no longer able to borrow at an investment grade rate. The interest rate under the New Credit Facility is higher than the interest rate under the Old Credit Facility due to the Company's lower independent credit rating.

         In addition to asset securitizations and bank funding, the Company uses long term debt and equity to fund continued credit card growth. While the Company planned to issue common equity shares in a public offering after the Spin Off during the fourth quarter of 1998, volatility in the stock market and in the Company's stock price caused the Company to seek alternatives to public issuance through either private issuance of equity or public or private issuance of equity-like securities. On November 13, 1998, after a review of several alternatives and discussions with several advisors and investors, the Company entered into agreements with affiliates of the Thomas H. Lee Company, (the "Lee Company") to purchase $200 million in Series B Perpetual Preferred Stock (the "Series B Preferred") and $100 million in 12% Senior Notes due 2006 (the "Lee Senior Notes"). The Company also issued the Lee Company 3.75 million ten-year warrants to purchase shares of the Company's common stock for $30, subject to adjustment in certain circumstances. The Series B Preferred had a 12.5% dividend payable in additional shares of Series B Preferred for ten years, then converting to payable in cash. The proceeds from the issuance of the Series B Preferred and the Lee Senior Notes were used to fund the PNC portfolio acquisition and general corporate purposes.

         On March 12, 1999, shareholders' approved conversion of the Series B Preferred and Lee Senior Notes into Series C Perpetual Convertible Preferred stock (the "Series C Preferred"). If notice is received that there is no regulatory objection to the conversion to the Series C Preferred, the Series B Preferred and the Lee Senior Notes will be converted into 0.8 million shares of Series C Preferred at a conversion price of $37.25 and the warrants will be cancelled. The Series C Preferred has a 9% dividend payable in additional shares of Series C Preferred and will also receive any dividends paid on the Company's common stock on an as converted basis. The cumulative payment-in-kind dividends are effectively guaranteed for a seven-year period. Assuming conversion of the Series C Preferred into common stock in the first quarter of 1999, the Lee Company would own approximately 30% of the Company on a diluted basis.

         Converting to the Series C Preferred will cause a one-time, non-cash accounting adjustment for retiring the Series B Preferred and Lee Senior Notes. The excess of the fair value of the Series C Preferred over the carrying value of the Series B Preferred and the Lee Senior Notes at the time of the conversion must be allocated to the Lee Senior Notes and the Series B Preferred Stock based upon their initial fair values. To arrive at net income available to common stockholders in the calculation of earnings per share, the amount allocated to the Lee Senior Notes would be recognized as an extraordinary loss from the early extinguishment of debt and the amount allocated to the Series B Preferred would be recognized as a reduction of net income available to common stockholders. The extraordinary loss attributable to the Lee Senior Notes will not be recorded net of taxes. These adjustments will not have an impact on total stockholders' equity. At the time of the printing of this annual report, the fair value of the Series C Preferred was not determined.

         In November 1997, the Company privately issued and sold $100 million of 10% Senior Notes due 2004 pursuant to an exemption under the Securities Act of 1933, as amended. The net proceeds were used to reduce borrowings under the Old Credit Facility. In January 1998, the Company commenced an exchange offer for the Senior Notes pursuant to a registration statement. The terms of the new Senior Notes are identical in all material respects to the original private issue. The Senior Notes are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc., a subsidiary of Metris Companies Inc., and all future subsidiaries of the Company that guarantee any of the Company's indebtedness, including the New Credit Facility. The guarantee is an unsecured obligation of Metris Direct, Inc. and ranks pari passu with all existing and future unsubordinated indebtedness.
         The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to the Company or its subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. These restrictions were not material to the operations of the Company at December 31, 1998 and 1997.

         As the portfolio of credit card loans grows, or as the Trust and Conduit certificates amortize or are otherwise paid, the Company's funding needs will increase accordingly. The Company believes that its cash flow from operations, asset securitization programs, together with the New Credit Facility, long term debt issuance and equity issuance, will provide adequate liquidity to the Company for meeting anticipated cash needs, although no assurance can be given to that effect.

Capital Adequacy

         During 1998, the Company improved its financial position, as reflected by an increase in stockholders' equity, through the completion of a private placement with the Lee Company as described above, which raised net proceeds of approximately $270 million.

         Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of the Currency (the "OCC"), its primary regulator. At December 31, 1998 and 1997, Direct Merchants Bank exceeded the minimum required capital levels and was considered a "well-capitalized" depository institution under regulations of the OCC.

Newly Issued Pronouncements

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. It requires enterprises to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is evaluating the financial impact the adoption of this statement will have on in its financial statements.


Year 2000

         The "Year 2000 Problem" is a result of software systems or hardware systems utilizing two digits instead of four digits to define the year. Software or hardware with only two digit capacity may interpret the year 00 as 1900 when calculating age, length of a phone call, financing period for a loan, or expiration for a credit card. The problem is not limited to computers and computer software. Anything that contains a processor that utilizes date information needs to be assessed to insure it will work correctly in the Year 2000 (i.e. heating/cooling systems, telephones, elevators, alarm systems, vaults with time locks). Vendors must be evaluated to ensure their compliance; otherwise materials essential to business operation may not be delivered on time.

         The Company, like all database marketing companies and financial services institutions, depends heavily upon computer systems for all phases of its operations. The Company processes data through its own systems and obtains data and processing services from various vendors. The Company, therefore, must concern itself not only with its own systems, but also with the status of Year 2000 compliance with respect to those vendors that provide data and processing services to the Company.

         Most of the Company's existing information systems are less than three years old and were originally designed for Year 2000 compliance, but as a cautionary measure, the Company has begun testing such internal systems for Year 2000 compliance. The Company has created a Year 2000 project team to identify, address, and monitor internal computer systems; environmental systems such as heating/cooling systems, telephones, and elevators; and vendor issues related to Year 2000 issues. The Company believes that it has adequate resources to achieve Year 2000 compliance for its systems, which currently may be compliant, and the evaluation of vendors.

         The following phases are used in managing the Year 2000 project for the Company. These phases are consistent with the OCC and the Federal Financial Institutions Examination Council (the "FFIEC") recommendations for project organization.

         The Awareness Phase was completed in October 1997. The goal was to define the Year 2000 problem and gain executive level support.

         The Assessment Phase was completed in March 1998. The goal was to complete an inventory of possible Year 2000 exposure points to gain an understanding of the size and complexity of the issue.

         The Renovation Phase began March 1998 with a targeted completion of July 1999 for mission critical applications. This phase of the project cannot be considered successful and complete until the systems have experienced the century and the leap year transitions and any problems have been addressed. The goal of this phase is code enhancement, hardware and software upgrades, system replacements, vendor certification and other associated changes.

         The Validation and Implementation Phase began in April 1998 with a targeted completion of mission critical applications by September 1999. Again, this phase of the project cannot be considered successful and complete until the systems have experienced the century and the leap year transitions and any problems have been addressed. The goal of this phase is validation/testing of items to ensure Year 2000 compliance, implementation of renovated systems, and certification of Year 2000 compliance by business users.

The following milestones are a part of the Company's plan to achieve Year 2000 compliance.

         ------------------------------- ----------------------------------------------------------------------------------------
         September 30, 1998              Completed development of a proactive customer awareness program
         ------------------------------- ----------------------------------------------------------------------------------------
         ------------------------------- ----------------------------------------------------------------------------------------
         September 30, 1998              Completed organization planning guidelines and business impact analysis for Year 2000
                                         Business Resumption Contingency Planning
         ------------------------------- ----------------------------------------------------------------------------------------
         ------------------------------- ----------------------------------------------------------------------------------------
         December 31, 1998               Contingency planning and validation for Year 2000 Business Resumption Contingency
                                         Planning is underway.
         ------------------------------- ----------------------------------------------------------------------------------------
         ------------------------------- ----------------------------------------------------------------------------------------
         March 31, 1999                  Testing with service providers for mission critical systems should be substantially complete
         ------------------------------- ----------------------------------------------------------------------------------------
         ------------------------------- ----------------------------------------------------------------------------------------
         September 30, 1999              Testing of mission-critical systems should be complete and implementation should be substantially complete.
         ------------------------------- ----------------------------------------------------------------------------------------
         ------------------------------- ----------------------------------------------------------------------------------------
         October 31, 1999                Contingency planning and validation for Year 2000 Business Resumption Contingency
                                         Planning should be complete.
         ------------------------------- ----------------------------------------------------------------------------------------

         As of December 1998, the project is on schedule. A customer awareness program has been implemented; a Contingency Planning framework has been completed and contingency planning efforts are well underway; testing of mission critical systems was underway by December 1998; and testing of Mission Critical systems is targeted for completion by September 1999.

         The Company is dependent on databases maintained by FCI, and card and statement generation, among other services, provided by First Data Resources ("FDR"). In addition, the Company is dependent on MasterCard and Visa for clearinghouse activities associated with credit card use. The project team has been working with its identified material vendors, including FCI, FDR, MasterCard, and Visa to determine the status of each vendor's plans for becoming Year 2000 compliant. The project team is striving to obtain test results showing Year 2000 compliance by vendors by the end of the first quarter 1999 and has developed high level contingency plans to address non-compliance by its material vendors, which may include replacing vendors.

         Although the Company cannot ensure compliance by all of its vendors on a timely basis, the Company believes that it is taking appropriate steps to identify exposure to Year 2000 problems and to address them on a timely basis.

         The Company believes that the costs of Year 2000 compliance will not be
material  to  the  Company's   consolidated   financial  position,   results  of
operations, or cash flows.

         The most reasonably likely worst case scenario that may impact the Company's results of operations, financial condition and prospects is the failure of FDR, VISA and MasterCard to provide services. The
Company's cardholders would be unable to use their credit cards or otherwise access their accounts. Due to several unknown contributing factors, and the scope of the Year 2000 issue, the impact this worst case scenario would have on the Company's results of operations, financial condition and prospects, is an uncertainty. The scenarios will be analyzed and addressed in the Company's contingency plans.

         The Company views contingency planning from a remediation and business resumption perspective. Remediation Contingency Planning refers to mitigating the risks associated with the failure to successfully complete renovation, validation, and implementation of mission critical systems and vendor services. Year 2000 Business Resumption Contingency Planning is the process of identifying core business processes and critical information systems that support those processes, and developing plans to enable those processes to be resumed, or alternatives instituted, in the event of a disruption.

         The Company has completed high level Year 2000 Remediation Contingency plans for mission critical applications and vendors. The contingency plans include identification of the product/service provided, the current vendor, other vendors that could provide the product/service, estimated timeline and cost to convert services to another vendor, and any business reasons why the backup vendors could not provide the services. These plans are reviewed periodically for accuracy.

         The Company has completed a framework that is used in developing Year 2000 Business Resumption Contingency plans and has begun to document plans for core business processes. Completion of these plans is targeted for October 1999.

Forward-Looking Statements

         This annual report contains some forward-looking statements. Forward-looking statements give our current expectations of future events. You will recognize these statements because they do not strictly relate to historical or current facts. Such statements may use words such as "anticipate," "estimate," "expect," "project," "intend," "think," "believe," and other words or terms of similar meaning in connection with any discussion of future performance of the Company. For example, these include statements relating to future actions, future performance of current or anticipated products, solicitation efforts, expenses, the outcome of contingencies such as litigation, and the impact of the capital markets on liquidity. From time to time, we also may provide oral or written forward-looking statements in other material released to the public.

         Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors, which can not be predicted with certainty, will be important in determining future results. Among such factors are the Company's limited operating history as a stand alone entity, its limited experience in originating and servicing credit card accounts, the lack of seasoning of its credit card accounts which renders predictability of delinquencies more difficult, interest rate risks, dependence on the securitization markets, state and federal laws and regulations, and general economic conditions that can have a major impact on the performance of loans. In addition, like all companies, the Company must deal with the uncertainty surrounding the effect of the Year 2000 problem. Each of these factors and others are more fully discussed under the caption "Business--Risk Factors" contained in the Company's Annual Report on Form 10-K. As a result of these factors, no forward-looking statements can be guaranteed. Actual future results may vary materially. Also, please note that the factors we provide are those we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here or in the Company's 10-K could also adversely affect the Company.

         We undertake no obligations to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make on related subjects in our periodic filings with the Securities and Exchange Commission. This discussion is provided to you as permitted by the Private Securities Litigation Reform Act of 1995.

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

         Management of Metris Companies Inc. depends on its accounting systems and internal control structures in meeting its responsibilities for reliable consolidated financial statements. In management's opinion, these systems and structures provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorizations. As an integral part of these systems and structures, the Company utilizes a professional staff of internal auditors who conduct operational and special audits and coordinate audit coverage with Company management and the independent auditors.

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

         The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditors, the independent auditors and management to review the work of each and ensure that each is properly discharging its responsibilities. The internal and independent auditors have free access to the Committee to discuss the results of their audit work and their findings.


/s/ Ronald N. Zebeck                    /s/ David D. Wesselink

Ronald N. Zebeck                        David D. Wesselink
President and                           Executive Vice President,
Chief Executive Officer                 Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Metris Companies Inc.:

         We have audited the accompanying consolidated balance sheets of Metris Companies Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metris Companies Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick

KPMG Peat Marwick LLP
Minneapolis, Minnesota
January 20, 1999, except for the last paragraph of Note 6 and the last paragraph of Note 11 which are as of March 12, 1999

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                  (Dollars in thousands, except per share data)



                                                                                            December 31,
                                                                                         1998          1997
                                                                                         ----          ----

Assets:
Cash and due from banks ........................................................   $    22,114   $    21,006
Federal funds sold .............................................................        15,060        27,089
Short-term investments .........................................................           173           128
                                                                                       -------       -------
   Cash and cash equivalents ...................................................        37,347        48,223
                                                                                       -------       -------
Retained interests in loans securitized ........................................       753,469       471,831
   Less: Allowance for loan losses .............................................       393,283       244,084
                                                                                       -------       -------
Net retained interests in loans securitized ....................................       360,186       227,747
                                                                                       -------       -------
Loans held for securitization ..................................................         3,430         8,795
Property and equipment, net ....................................................        21,982        15,464
Accrued interest and fees receivable ...........................................         6,009         4,310
Prepaid expenses and deferred charges ..........................................        59,104        18,473
Deferred income taxes ..........................................................       153,021        80,787
Customer base intangible .......................................................        81,892        36,752
Other receivables due from credit card securitizations, net                            185,935        77,486
Other assets ...................................................................        36,813        20,625
                                                                                       -------       -------
      Total assets .............................................................   $   945,719   $   538,662
                                                                                   ===========   ===========

Liabilities:
Debt ...........................................................................   $   310,896   $   244,000
Accounts payable ...............................................................        19,091        35,356
Current income taxes payable ...................................................        31,783         9,701
Deferred income ................................................................       124,892        49,204
Accrued expenses and other liabilities .........................................        26,075        24,363
                                                                                       -------       -------
   Total liabilities ...........................................................   $   512,737   $   362,624
                                                                                       -------       -------
Stockholders' Equity:
Preferred stock, par value $.01 per share; 10,000,000 shares authorized,
   539,866 shares issued and outstanding........................................   $   201,100
Common  stock,  par  value $.01   per  share;   100,000,000   shares  authorized,
   19,259,750 and 19,225,000 shares issued and outstanding, respectively........           193   $       192
Paid-in capital ................................................................       107,615       107,059
Retained earnings ..............................................................       124,074        68,787
                                                                                       -------       -------
   Total stockholders' equity ..................................................   $   432,982   $   176,038
                                                                                       -------       -------
   Total liabilities and stockholders' equity ..................................   $   945,719   $   538,662
                                                                                   ===========   ===========


           See accompanying Notes to Consolidated Financial Statements

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        Consolidated Statements of Income
                  (Dollars in thousands, except per share data)

                                                                                          Year Ended December 31,
                                                                                         1998         1997        1996
                                                                                         ----         ----        ----
Interest Income:
Credit card loans and retained interests in loans securitized.........................  $ 111,118   $ 66,695   $ 29,028
Federal funds sold ...................................................................      1,065      1,636        867
Other ................................................................................      1,028        863        299
                                                                                         --------   --------   --------
   Total interest income .............................................................    113,211     69,194     30,194
Interest expense .....................................................................     30,513     11,951      4,106
                                                                                         --------   --------   --------
Net Interest Income ..................................................................     82,698     57,243     26,088
Provision for loan losses ............................................................     77,770     43,989     18,477
                                                                                         --------   --------   --------
Net interest income after provision for loan losses...................................      4,928     13,254      7,611
                                                                                         --------   --------   --------
Other Operating Income:
Net securitization and credit card servicing income...................................    138,221     79,533     49,921
Credit card fees, interchange and other credit card income............................     68,136     43,731     26,028
Fee-based services revenues ..........................................................    106,601     63,413     50,273
                                                                                         --------   --------   --------
                                                                                          312,958    186,677    126,222
                                                                                         --------   --------   --------
Other Operating Expense:
Credit card account and other product solicitation and marketing expenses.............     40,949     30,503     29,297
Employee compensation ................................................................     62,627     35,200     23,068
Data processing services and communications ..........................................     35,445     20,087     12,757
Third-party servicing expense ........................................................     11,074     12,711      9,207
Warranty and debt waiver underwriting and claims servicing expense....................     12,279      6,053     10,024
Credit card fraud losses .............................................................      4,436      3,240      2,276
Other ................................................................................     57,828     30,254     14,658
                                                                                         --------   --------   --------
                                                                                          224,638    138,048    101,287
                                                                                         --------   --------   --------
Income Before Income Taxes ...........................................................     93,248     61,883     32,546
Income taxes .........................................................................     35,900     23,825     12,530
                                                                                         --------   --------   --------
Net Income ...........................................................................   $ 57,348   $ 38,058   $ 20,016
Preferred stock dividends ............................................................      1,100
                                                                                         --------   --------   --------
Net Income Available to Common Stockholders ..........................................   $ 56,248   $ 38,058   $ 20,016
                                                                                         ========   ========   ========

Earnings Per Share:
Basic ................................................................................   $  2.92    $   1.98   $  1.21
Diluted ..............................................................................   $  2.82    $   1.88   $  1.17

Shares used to compute earnings per share (000's)
Basic ................................................................................     19,232     19,225     16,572
Diluted ..............................................................................     19,968     20,238     17,129


          See accompanying Notes to Consolidated Financial Statements.

                     METRIS COMPANIES INC. AND SUBSIDIARIES
           Consolidated Statements of Changes in Stockholders' Equity
                             (Dollars in thousands)


                                                                                                   Total
                                             Preferred     Common       Paid-In     Retained    Stockholders'
                                               Stock        Stock       Capital     Earnings      Equity
BALANCE, DECEMBER 31, 1995 ...............   $         $              $  60,028    $  11,290    $  71,318
   Net income ............................                                            20,016       20,016
   Company reorganization ................                     160         (160)
   Issuance of common stock ..............                      32       47,352                    47,384
                                             ----------- ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1996 ...............   $         $       192    $ 107,220    $  31,306    $ 138,718
   Net income ............................                                            38,058       38,058
   Common stock dividends and other - cash                                 (161)        (577)        (738)
                                             ---------   ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1997 ...............   $         $       192    $ 107,059    $  68,787    $ 176,038
   Net income ............................                                            57,348       57,348
   Issuance of preferred stock ...........     200,000                                            200,000
   Common stock dividends and
    other - cash .........................                                              (961)        (961)
   Preferred stock dividends -
   in kind ...............................       1,100                                (1,100)
   Exercised stock options ...............                       1          556                       557
                                             ---------   ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1998 ...............   $ 201,100   $     193    $ 107,615    $ 124,074    $ 432,982
                                             =========   =========    =========    =========    =========

          See accompanying Notes to Consolidated Financial Statements.

                                       METRIS COMPANIES INC. AND SUBSIDIARIES
                                        Consolidated Statements of Cash Flows
                                               (Dollars in thousands)

                                                                                    Year Ended
                                                                                    December 31,
                                                                          1998          1997           1996
                                                                          ----          ----           ----
Operating Activities:
Net income ......................................................   $    57,348    $    38,058    $    20,016
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Depreciation and amortization ................................        48,678         15,942          7,329
   Change in allowance for loan losses ..........................       149,199        148,415         73,450
 Changes in operating assets and liabilities:
      Accrued interest and fees receivable ......................        (1,699)        (1,368)          (719)
      Prepaid expenses and deferred charges .....................       (61,163)       (23,150)        (6,045)
      Deferred income taxes .....................................       (72,234)       (49,259)             0
      Accounts payable and accrued expenses .....................       (14,553)        28,246          8,110
      Other receivables due from credit card securitizations, net      (112,170)       (31,911)         3,436
      Current income taxes payable ..............................        22,082          8,241         (3,718)
      Deferred income ...........................................        75,688         26,021         13,096
      Other .....................................................       (26,264)       (16,022)       (31,302)
                                                                       --------       --------       --------
Net cash provided by operating activities .......................        64,912        143,213         83,653
                                                                       --------       --------       --------
Investing Activities:
Proceeds from sales of loans ....................................     1,491,832      1,665,700        952,055
Net loans originated or collected ...............................      (901,740)    (1,231,223)    (1,072,321)
Credit card portfolio acquisitions ..............................      (921,558)      (738,104)
Additions to property and equipment .............................       (10,814)       (11,705)        (4,113)
                                                                       --------       --------       --------
Net cash used in investing activities ...........................      (342,280)      (315,332)      (124,379)
                                                                       --------       --------       --------
Financing Activities:
Net(decrease)increase in debt ...................................        66,896        188,837         (9,319)
Net proceeds from issuance of common stock ......................           557                        47,384
Cash dividends paid .............................................          (961)          (577)
Net proceeds from issuance of preferred stock ...................       200,000
                                                                       --------       --------       --------
Net cash provided by financing activities .......................       266,492        188,260         38,065
                                                                       --------       --------       --------
Net (decrease) increase in cash and cash equivalents
                                                                        (10,876)        16,141         (2,661)
Cash and cash equivalents at beginning of year ..................        48,223         32,082         34,743
                                                                       --------       --------       --------
Cash and cash equivalents at end of year ........................   $    37,347    $    48,223    $    32,082
                                                                    ===========    ===========    ===========

          See accompanying Notes to Consolidated Financial Statements.

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     (Dollars in thousands, except as noted)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of Metris Companies Inc. ("MCI") and its subsidiaries (collectively, the "Company")including Direct Merchants Credit Card Bank, N.A. ("Direct Merchants Bank"). The Company is an information-based direct marketer of consumer credit products and fee-based services primarily to moderate-income consumers.

         Prior to September 1996, Metris Direct, Inc. (previously known as Fingerhut Financial Services Corporation), a direct subsidiary of MCI, operated as a division of Fingerhut Companies, Inc. ("FCI"). During September 1996, FCI reorganized the business through the formation of MCI. The stock of some subsidiaries, in addition to the assets, liabilities and equity of certain portions of the extended service plan business, was contributed to the Company from FCI and its subsidiaries. In October 1996, the Company completed an initial public offering of its common stock (see Note 7). On September 25, 1998, FCI distributed the remaining shares of the Company to shareholders of FCI in a tax free distribution (the "Spin Off").

         The consolidated financial statements also include an allocation of expenses for certain data processing and information systems, audit, accounting, treasury, legal, human resources, customer service and other administrative support historically provided by FCI and its subsidiaries to the Company. Such expenses were based on the actual use of such services or were based on other allocation methods that, in the opinion of management, are reasonable. During 1996, FCI and the Company entered into an administrative services agreement that covers such expense allocations and the provision of future services using similar rates and allocation methods for various terms, the latest of which expired at the end of 1998. The consolidated financial statements also reflect the retroactive effects of agreements entered into during 1996, including co-brand credit card, database access, data sharing and extended service plan agreements with Fingerhut Corporation, and a tax sharing agreement with FCI. These agreements have original terms ranging up to seven years, expiring no later than October 2003.

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

Loans Held for Securitization

         Loans held for securitization are credit card loans the Company intends to securitize, generally no later than three months from origination and are recorded at the lower of aggregate cost or market value.


Securitization, Retained Interests in Loans Securitized and Securitization
Income

         The Company securitizes and sells a significant portion of its credit card loans to both public and private investors through the Metris Master Trust (the "Trust") and third party bank sponsored, multi-seller receivables conduits (the "Conduits"). The Company retains participating interests in the credit card loans under "Retained interests in loans securitized" on the consolidated balance sheets. The Company's retained interests in loans securitized are subordinate to the interests of investors in the Trust and Conduit portfolios. Although the Company continues to service the securitized credit card accounts and maintains the customer relationships, these transactions are treated as sales for financial reporting purposes and the associated loans are not reflected on the consolidated balance sheets.

         Beginning in 1997, the sales of these loans have been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The adoption of SFAS 125 did not have a material effect on the Company's consolidated financial statements. Upon sale, the sold credit card loans are removed from the balance sheet and the related financial and servicing assets controlled and liabilities incurred are initially measured at fair value, if practicable. SFAS 125 also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer.

         Prior to January 1, 1997, the sales of these loans were recorded in accordance with SFAS No. 77, "Reporting by Transferors for Transfers of Receivables with Recourse." Upon sale, the loans were removed from the balance sheet, and a gain on sale was recognized for the difference between the carrying value of the loans and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the life of the loans, net of certain funding and servicing costs. The resulting gain was further reduced for estimated loan losses over the life of the related loans under the limited recourse provisions.

         The securitization and sale of credit card loans changes the Company's interest in such loans from lender to servicer, with a corresponding change in how revenue is reported in the statements of income. For securitized and sold credit card loans, amounts that otherwise would have been recorded as interest income, interest expense, fee income and provision for loan losses are instead reported in other operating income as "Net securitization and credit card servicing income." The Company has various receivables from the Trust or Conduits and other assets as a result of securitizations, which primarily consists of amounts deposited in investor reserve accounts held by the Trust or Conduits for the benefit of the Trust's and Conduit's security holders. Other components include amounts due from interest rate caps, swaps and floors; accrued interest and fees on the securitized receivables; and various other receivables. These amounts are reported as "other receivables due from credit card securitizations, net" on the consolidated balance sheets. The provision for loan losses reflected on the statements of income in "Net securitization and credit card servicing income" was $456 million, $275 million, and $118 million for the years ended December 31, 1998, 1997, and 1996, respectively.

         Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing loan portfolio, effectively reducing the Company's retained interests in loans securitized to a fair value.

         The Company securitized approximately $1.5 billion and $1.7 billion of credit card loans in 1998 and 1997, respectively. At December 31, 1998, the Company had approximately $4.6 billion of investors' interests in securitized loans, with expected maturities from 1999 to 2001.


Allowance for Loan Losses

         Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing managed loan portfolio. In evaluating the adequacy of the allowance for loan losses, management considers several factors, including: historical charge-off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; and other factors. Significant changes in these factors could affect the adequacy of the allowance for loan losses in the near term. Credit card accounts are generally charged off at the end of the month during which the loan becomes contractually 180 days past due, with the exception of bankrupt accounts, which are charged off immediately upon formal notification of bankruptcy, and accounts of deceased cardholders without a surviving, contractually liable individual, or an estate large enough to pay the debt in full, which are also charged off immediately upon notification.

 Property and Equipment

         Property and equipment, and computer hardware and software are stated at cost and depreciated on a straight-line basis over their estimated economic useful lives (three to ten years for furniture and equipment, three to five years for computer hardware, up to five years for software; and over the shorter of the estimated useful life or the term of the lease for leasehold improvements). The Company capitalizes software developed for internal use that represents major enhancements or replacements of operating and management information systems. Amortization of such capitalized software begins when the systems are fully developed and ready for implementation. Repairs and maintenance are charged to expense as incurred.


Customer Base Intangible

         The customer base intangible represents the excess of amounts paid for portfolio acquisitions over the related credit card loan balances net of reserves and discounts. The intangible assets are amortized over the estimated periods of benefit, generally 5 to 7 years, in proportion to the expected benefits to be recognized. The amount amortized for 1998, 1997 and 1996 were $10.1 million, $2.5 million, and $0.3 million, respectively.


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

Fee-Based Services

         Debt Waiver Products

         Direct Merchants Bank offers various debt waiver products to its credit card customers for which it retains the claims risk. Revenue for such products is recognized ratably over the coverage period, generally one month, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Revenues recorded for debt waiver products are included in the consolidated statements of income under "Fee-based services revenues" and were $73.8 million, $47.6 million and $25.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. Unearned revenues and reserves for pending claims are recorded in the consolidated balance sheets in "Deferred revenues" and "Accrued expenses and other liabilities" and amounted to $4.8 million and $4.0 million as of December 31, 1998 and 1997, respectively.


Membership Programs

         During the quarter ended September 30, 1998, the Company changed its method of recognizing revenue for certain fee-based services for which a cancellation period with a full refund exists. This change was made to be consistent with recent revenue recognition policy changes made by others in the Company's industry. Previously, the Company had recognized a portion of the revenue, net of estimated cancellations, associated with such services during the refund period. The Company now defers the recognition of revenue until the expiration of the cancellation period, at which time revenue relating to the full refund period is recognized. The remaining revenue is recognized over the remaining term of the membership. The Company continues to defer qualifying direct-response advertising costs and amortizes these expenses in proportion to revenue recognized. This change resulted in a cumulative one-time reduction in revenues of approximately $3.0 million and a corresponding reduction in expenses of approximately $3.1 million, or a $68,000 increase in net income. This cumulative impact is reflected in the consolidated statement of income for the year ended December 31, 1998.

         Membership fees are generally billed through financial institutions, including Direct Merchants Bank, and other cardholder based institutions and are recorded as deferred membership income upon acceptance of membership and pro-rated over the membership period beginning after the contractual cancellation period is complete.

         In accordance with the provisions of Statement of Position 93-7, "Reporting on Advertising Costs," qualifying membership acquisition costs are deferred and charged to expense as membership fees are recognized. These costs, which relate directly to membership solicitations (direct response advertising costs), principally include: postage, printing, mailings, and telemarketing costs. Such costs are amortized on a straight-line basis as revenues are realized over the membership period. Amortization of membership acquisition costs amounted to $8.9 million, $2.3 million, and $0.1 million for the years ended December 31, 1998, 1997, and 1996, respectively. If deferred membership acquisition costs were to exceed the membership fee, an appropriate adjustment would be made for impairment. Deferred membership acquisition costs amounted to $22.4 million and $11.1 million as of December 31, 1998 and 1997, respectively.


         Extended Service Plans

         The Company coordinates the marketing activities for Fingerhut's sales of extended service plans. The Company began performing administrative services and retained the claims risk for all extended service plans sold on or after January 1, 1997. As a result, extended service plan revenues and the incremental direct acquisition costs are deferred and recognized on a straight-line basis over the life of the related extended service plan contracts beginning after the expiration of any manufacturers' warranty coverage. The provision for service contract returns charged against revenues for the years ended December 31, 1998, 1997 and 1996 amounted to $4.8 million, $4.6 million and $4.5 million, respectively. Additionally, the Company reimburses Fingerhut for the cost of its marketing media and other services utilized in the sales of extended service plans, based on contracts sold and on media utilization costs as agreed to by the Company and Fingerhut.

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

         The Company defers direct credit card origination costs associated with successful credit card solicitations that it incurs in transactions with independent third parties, and certain other costs that it incurs in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs are netted against the related credit card annual fee, if any, and amortized on a straight-line basis over the cardholder's privilege period, generally 12 months. Net deferred fees were $9.6 million and $9.2 million as of December 31, 1998 and 1997, respectively.


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


Interest Rate Risk Management Contracts

         The nature and composition of the Company's assets and liabilities and securitized loans expose the Company to interest rate risk. The Company enters into a variety of interest rate risk management contracts such as interest rate swap, floor, and cap agreements with highly rated counterparties in order to hedge its interest rate exposure. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" on the consolidated statements of income. Premiums paid for such contracts and the related interest payable or receivable under such contracts are classified under "Other receivables due from credit card securitization, net," on the consolidated balance sheets. Premiums paid for interest rate contracts are recorded at cost and amortized on a straight-line basis over the life of the contract. During 1998, the Company terminated swaps and used the proceeds to purchase new interest rate floors. After purchasing these floors, the Company terminated one of the floors resulting in $43.4 million of proceeds. The resulting $34.1 million gain is being amortized into income over the shorter of the contract life or the remaining life of the securities it was hedging (see Note 16).


Debt Issuance Costs

         Debt issuance costs are the costs related to issuing new debt securities and establishing new securitizations under the Trust or Conduits. The costs are capitalized as incurred and amortized to expense over the term of the new debt security.


Income Taxes

         The Company determines deferred taxes based on the temporary differences between the financial statement and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred taxes are based on the enacted rate that is expected to apply when the temporary differences reverse. For periods prior to the Spin Off, the Company was included in the consolidated federal and certain state income tax returns of FCI. Based on a tax sharing agreement between the Company and FCI, the provision and deferred income taxes are computed based only on the Company's financial results as if the Company filed its own federal and state tax returns.


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

         Cash paid for interest during the years ended December 31, 1998, 1997 and 1996 was $31.3 million, $9.4 million and $4.1 million, respectively. Cash paid for income taxes for the same periods was $86.1 million, $64.8 million and $41.6 million, respectively.


Earnings Per Share

         Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The following table presents the computation of basic and diluted weighted average shares used in the per share calculations:

                                                         Year Ended
                                                         December 31,

                                                 1998       1997      1996
                                                 ----       ----      ----
(In thousands, except EPS)
Net income ..................................   $57,348   $38,058   $20,016
Preferred dividends .........................     1,100
                                                -------   -------   -------
Net income available to common stockholders .   $56,248   $38,058   $20,016
                                                =======   =======   =======
Weighted average common shares outstanding .. 19,232 19,225 16,572 Adjustments for dilutive securities:
Assumed exercise of outstanding stock options       736     1,013       557
                                                -------   -------   -------
Diluted common shares .......................    19,968    20,238    17,129

Basic EPS ...................................   $  2.92   $  1.98   $  1.21
Diluted EPS .................................      2.82      1.88      1.17


Comprehensive Income

         During 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement does not apply to the Company's current financial results and therefore, net income equals comprehensive income.


NOTE 3 - ALLOWANCE FOR LOAN LOSSES

         The activity in the allowance for loan losses is as follows:

                                                Year Ended December 31,
                                                1998      1997      1996
                                                ----      ----      ----

Balance at beginning of year ............   $244,084   $ 95,669   $ 22,219
Allowance related to assets acquired, net     20,152     20,246
Provision for loan losses ...............     77,770     43,989     18,477
Provision for loan losses (1) ...........    456,354    275,310    117,827
Loans charged off .......................    420,875    195,535     64,083
Recoveries ..............................     15,798      4,405      1,229
                                            --------   --------   --------
Net loan charge-offs ....................    405,077    191,130     62,854
                                            --------   --------   --------
Balance at end of year ..................   $393,283   $244,084   $ 95,669
                                            ========   ========   ========

(1) Amounts are included in "Net securitizations and credit servicing income."


NOTE 4 - PROPERTY AND EQUIPMENT

         The carrying value of property and equipment is as follows:

                                                                              December 31,
                                                                          1998           1997
                                                                          ----           ----

Furniture and equipment                                             $     10,974  $      6,346
Computer software and equipment                                            9,077         3,733
Construction in progress                                                   2,013         4,937
Leasehold improvements                                                     6,204         2,439
                                                                      -----------   ----------
Total                                                               $     28,268  $     17,455
Less: Accumulated depreciation and amortization
                                                                           6,286         1,991
Balance at end of year                                              $     21,982  $     15,464
                                                                    ============= ============

         Depreciation and amortization expense for the years ended December 31, 1998, 1997 and 1996 was $4.4 million, $1.4 million, and $0.4 million, respectively.


NOTE 5 - PORTFOLIO ACQUISITIONS

         In December 1998, the Company acquired a $800 million credit card portfolio from PNC Bank Corp. representing loans from customers outside of PNC's normal banking relationship. A portion of these credit card receivables were securitized and sold to investors through a conduit. The Company retains an interest in the receivables which is financed by borrowings under the New Credit Facility and proceeds from the Thomas H. Lee Company investments discussed in
Note 6.

         In September 1997, the Company acquired a $317 million credit card portfolio from Key Bank USA, National Association. These credit card receivables were securitized and sold to investors through a conduit. The Company retains an interest in the receivables which is financed by borrowings under a credit facility.

         In October 1997, the Company acquired a $405 million credit card portfolio from Mercantile Bank National Association. This portfolio was also securitized and sold through a conduit. The Company retains an interest in the receivables which are financed by borrowings under a credit facility.


NOTE 6 - PRIVATE EQUITY PLACEMENT

         On November 13, 1998, the Company entered into agreements with affiliates of the Thomas H. Lee Company, a private equity firm, (together with its affiliates, the "Lee Company") to make a total private equity investment of $300 million in the Company. The Lee Company has agreed to purchase 0.8 million shares of Series C Convertible Preferred Stock (the "Series C Preferred") which will be convertible into common shares at a conversion price of $37.25 per common share subject to adjustment in certain circumstances. The Series C Preferred has a 9% dividend payable in additional shares of Series C Preferred and will also receive any dividends paid on the Company's common stock on an as converted basis. The cumulative payment-in-kind dividends are effectively guaranteed for a seven year period. Assuming conversion of the Series C Preferred into common stock, the Lee Company would initially own approximately 30% of the Company on a diluted basis. The Company's Board of Directors will be expanded to a total of 11 members and the Series C Preferred will entitle the holders to elect four members subject to approval of the Office of the Comptroller of the Currency ("OCC"). The Company determined that the conversion to the Series C Preferred will result in a "change in control" in certain of the Company's agreements with FCI and the New Credit Facility. Therefore, the Company was required to either increase the change in control ownership percentage from 30 to 35 or otherwise exempt the Lee Company from the change in control provision.

         In order to provide the Company funding for the PNC portfolio acquisition (see Note 5) as well as for general corporate purposes prior to shareholders' approval and the receipt of notice that there was no regulatory objection to the transaction, the Lee Company agreed to purchase $200 million in Series B Perpetual Preferred Stock (the "Series B Preferred") and $100 million in 12% Senior Notes due 2006 (the "Lee Senior Notes"). The Company also issued the Lee Company 3.75 million ten-year warrants to purchase shares of the Company's common stock for $30 subject to adjustment in certain circumstances. The Series B Preferred has a 12.5% dividend payable in additional shares of Series B Preferred for ten years, then converting to a dividend payable in cash.

         On March 12, 1999, shareholders' approved the conversion of the Series B Preferred and Lee Senior Notes into Series C Preferred. If notice is received that there is no regulatory objections to the conversion to the Series C Preferred, the Series B Preferred and the Lee Senior Notes will be retired, and the warrants canceled causing a one-time, non-cash accounting adjustment. The excess of the fair value of the Series C Preferred over the carrying value of the Series B Preferred and the Lee Senior Notes at the time of the conversion must be allocated to the Lee Senior Notes and the Series B Preferred based upon their initial fair values. To arrive at net income available to common stockholders in the calculation of earnings per share, the amount allocated to the Lee Senior Notes would be recognized as an extraordinary loss from the early extinguishment of debt and the amount allocated to the Series B Preferred would be recognized as a reduction of net income available to common stockholders. The extraordinary loss attributable to the Lee Senior Notes will not be recorded net of taxes. These adjustments will not have an impact on total stockholders' equity. At the time of the printing of this annual report, the fair value of the Series C Preferred was not determined.


NOTE 7 - INITIAL PUBLIC OFFERING

         In October, 1996, the Company completed an initial public offering of 3,258,333 shares of its common stock at $16 a share. At that time, the transaction reduced FCI's ownership interest in the Company to approximately 83%. The Company realized net cash proceeds of approximately $47.2 million from the sale of such shares after underwriting discounts, commissions and expenses of the offering.


NOTE 8 - STOCK OPTIONS

         In connection with the initial public offering of the Company, the Company adopted the Metris Companies Inc. Long-Term Incentive and Stock Option Plan (the "Stock Option Plan"), which permits a variety of stock-based grants and awards and gives the Company flexibility in tailoring its long-term compensation programs. In 1998, the Company's Board of Directors adopted a proposal to increase the number of shares from 1,860,000 shares of common stock to 4,000,000 shares of common stock, subject to adjustment in certain circumstances, to be available for awards of stock options or other stock-based awards. This increase was approved by the Company's Stockholders at the 1998 annual meeting. As of December 31, 1998 and 1997, 1,495,675 and 303,925 shares, respectively, were available for grant.

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

         Effective March 1994, FCI granted the Company's Chief Executive Officer ("CEO") a tandem option (the "Tandem Option") for either (a) 55,000 shares of FCI's common stock at an exercise price of $15 per share or (b) a 3.3% equity interest in the portion of the Company that exceeds two times the estimated fair value of the Company in March 1994. In connection with the initial public offering, the 3.3% equity interest was converted into options for 656,075 shares of the Company's common stock with an exercise price of $2.76 per share, which vests over five years from the effective date. This option was granted pursuant to the Company's Stock Option Plan. Compensation expense of $0.7 million and $7.8 million related to these options was recorded for the years ended December 31, 1997 and 1996, respectively.

         During 1998 and 1997, the Company granted 1,055,500 and 318,500 options, respectively, to officers and employees of the Company. At the time of the initial public offering, the Company granted officers and employees of the Company, Fingerhut, and others options to purchase an aggregate of 742,625 shares of common stock. Of these, 646,500 options were granted at an exercise price of $16 and the balance were granted at a below-market exercise price per share, for which expense of $1.2 million was recorded for the year ended December 31, 1996. All options granted to current officers and employees of the Company and Fingerhut were at the initial offering price.

         The Company also adopted the Metris Companies Inc. Non-Employee Director Stock Option Plan (the "Director Plan"). Originally, such plan permitted up to 20,000 shares of common stock for awards of options, subject to certain adjustments in certain circumstances. In 1997, the Board of Directors amended the plan to provide up to 100,000 shares of common stock for awards of options, subject to adjustments in certain circumstances. This Director Plan was approved by the Company's stockholders at the 1998 annual meeting. During 1998 and 1997, the Company granted 25,000 and 20,000 options, respectively, and at the time of the initial public offering the Company granted 10,000 options. At December 31, 1998 and 1997, 45,000 and 70,000 shares, respectively, were available for grant.

         The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, the Company continues to account for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                 Year Ended December 31,
                                           1998           1997          1996
                                           ----           ----          ----

Net income as reported ...............   $   57,348   $   38,058   $   20,016
Net income pro forma .................   $   47,264   $   36,819   $   17,395
Diluted earnings per share as reported   $     2.82   $     1.88   $     1.17
Diluted earnings per share pro forma .   $     2.37   $     1.82   $     1.02

        The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1998, 1997 and 1996, respectively: dividend yield of 0.10%, 0.11% and 0.17%; expected volatility of 71.3%, 68.2% and 25.1%; risk-free interest rate of 4.72%, 6.34% and 6.48%; and expected lives of 7 years, 7 years, and 6.5 years, respectively.

         Information regarding the Company's stock option plans for 1998, 1997 and 1996 is as follows:

                                                                      Year Ended December 31,
                                                         1998                  1997              1996
                                                         ----                  ----              ----
                                                            Weighted-             Weighted-          Weighted-
                                                             Average              Average            Average
                                                             Exercise             Exercise           Exercise
                                                   Shares    Price      Shares     Price     Shares    Price

Options outstanding, beginning of year           1,682,200   $15.03   1,408,700   $ 8.93     656,075   $ 2.76
Options exercised ............................      34,750    16.00
Options granted ..............................   1,080,500    43.55     338,500    40.58     752,625    14.31
Options canceled/forfeited ...................     107,250    41.75      65,000    16.00
                                                 ---------    -----   ---------    -----   ---------     ----
Options outstanding, end of year .............   2,620,700    25.68   1,682,200    15.03   1,408,700     8.93
Weighted-average fair value of options granted
   during the year ...........................                32.32                28.29                11.54

         The  following  table  summarizes   information   about  stock  options
outstanding at December 31, 1998:

                                                  Options Outstanding                     Options Exercisable
                           Number       Weighted-Average                              Number        Weighted Average
                       Outstanding at       Remaining        Weighted-Average     Exercisable at     Exercise Price
Exercise Price            12/31/98       Contractual Life      Exercise Price        12/31/98
$        2.76              752,200              5.6                 $ 2.76            730,864            $ 2.76
$16.00-$36.50            1,046,000              8.8                  22.58            423,000             16.19
$36.51-$55.50              352,500              8.8                  41.12             15,000             44.50
$55.51-$69.38              470,000              9.4                  57.67             30,000             56.33


NOTE 9 - EMPLOYEE BENEFIT PLANS

         In January 1997, the Company adopted a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code (the 401(k) Plan"). The 401(k) Plan provides retirement benefits for eligible employees. During 1997 and 1998, the Company's employees participated in the 401(k) Plan, which provides savings and investment opportunities. The 401(k) Plan stipulates that eligible employees may elect to contribute to the 401(k) Plan. The Company matches a portion of employee contributions and makes discretionary contributions based upon the Company's financial performance. For the years ended December 31, 1998 and 1997, the Company contributed $0.9 million to the 401(k) for both periods.

         Prior to 1997, employees of Direct Merchants Bank participated in a defined contribution plan maintained by Direct Merchants Bank that covered substantially all of its employees. This plan was merged with and into the 401(k) Plan and the funds transferred to the 401(k) Plan respective accounts. Direct Merchants Bank employees were eligible to participate in the 401(k) Plan as of January 1, 1997.

         In 1998, the Company adopted a Non-Qualified Deferred Compensation Plan to a select group of management or highly compensated employees. These employees were excluded from participating in the defined contribution plan. This plan provided saving and investment opportunities to those individuals who elected to defer a portion of their salary. The Company matches a portion of the employee contribution and makes discretionary contributions based on the Company's financial performance. For the year ended December 31, 1998, the Company contributed $0.2 million to the Plan.


NOTE 10 - INCOME TAXES

         The components of the provision for income taxes consisted of the following:

                     Year Ended December 31,
                1998        1997        1996
                ----        ----        ----

Current:
   Federal   $ 98,428    $ 66,496    $ 38,914
   State .      8,355       4,663       4,035
Deferred .    (70,883)    (47,334)    (30,419)
             --------    --------    --------
             $ 35,901    $ 23,825    $ 12,530
             --------    --------    --------

          A reconciliation of the Company's effective income tax rate compared to the statutory federal income tax rate is as follows:

                                               Year Ended December 31,
                                               1998      1997     1996
                                               ----      ----     ----

Statutory federal income tax rate ............   35.0%   35.0%   35.0%
State income taxes, net of federal benefit ...    3.2%    3.2%    3.2%
Other, net ...................................    0.3%    0.3%    0.3%
                                                 ----    ----    ----
Effective income tax rate ....................   38.5%   38.5%   38.5%
                                                 ----    ----    ----


         The Company's deferred tax assets and liabilities are as follows:

                                                                     December 31,
                                                                  1998          1997

Deferred income tax assets resulting from future
deductible temporary differences:
   Allowance for loan losses ...................................   $119,518   $ 71,240
   Deferred revenues ...........................................     32,334     16,140
   Other .......................................................     18,199      9,344
                                                                     ------      -----
Total deferred tax assets ......................................   $170,051   $ 96,724


Deferred income tax liabilities resulting from future taxable temporary differences:
   Deferred costs ..............................................   $ 10,672   $  6,360
   Accrued interest on credit card loans .......................      5,048      8,577
   Accelerated depreciation ....................................      1,310         31
   Other .......................................................                   969
                                                                     ------      -----
Total deferred tax liabilities .................................   $ 17,030   $ 15,937
                                                                     ------      -----
Net deferred tax assets ........................................   $153,021   $ 80,787
                                                                   ========   ========


         Management believes, based on the Company's history of operating earnings, expectations for operating earnings in the future, and the expected reversal of taxable temporary differences, earnings will be sufficient to fully utilize the deferred tax assets.


NOTE 11 - RELATED PARTY TRANSACTIONS

         Prior to September 1998, FCI owned approximately 83% of the outstanding common shares of the Company. In September 1998, FCI distributed the remaining shares of the Company to shareholders of FCI in a tax free distribution.

         FCI and its various subsidiaries have historically provided financial and operational support to the Company. Direct expenses incurred by FCI and/or its subsidiaries for the Company, and other expenses, have been allocated to the Company using various methods (headcount, actual or estimated usage, etc.). Since the Company has not historically operated as a separate stand-alone entity for all periods presented, these allocations do not necessarily represent the expenses and costs that would have been incurred directly by the Company had it operated on a stand-alone basis. However, management believes such allocations reasonably approximate market rates for the services performed. The direct and allocated expenses represent charges for services such as data processing and information systems, audit, certain accounting and other similar functions, treasury, legal, human resources, certain customer service and marketing analysis functions, certain executive time, and space and property usage allocations. In addition, the Company has historically managed the sales of credit insurance products for Fingerhut. In accordance therewith, the Company has allocated back to Fingerhut certain direct and other expenses using methods similar to those mentioned above. The historical expenses and cost allocations have been agreed to by the management of both FCI and the Company, the terms of which are summarized in an ongoing administrative services agreement between FCI and the Company. This agreement provides for similar future services using similar rates and cost allocation methods for various terms.

         The financial statements also include an allocation of FCI interest expense for the net borrowings of the Company from FCI, or a net interest credit for the net cash flows of the Company loaned to FCI in 1996. These allocations of interest expense or income for 1996 were based on the net loans made or borrowings received between the Company and FCI, plus or minus the effects of intercompany balances outstanding during 1996. The interest rate used to calculate such expense or credit during 1996 was based on the average short-term borrowing rates of FCI during 1996.

         The Company and Fingerhut have also entered into several other agreements that detail further business arrangements between the companies. The retroactive effects of these additional business arrangements have been reflected in the consolidated financial statements of the Company. The agreements entered into include a co-brand credit card agreement and a data sharing agreement, which provide for payment for every Fingerhut co-branded credit card account booked, as defined, and a payment based on card usage from such accounts. The parties have also entered into a database access agreement, which provides the Company with the exclusive right to access and market financial services products, as defined, to Fingerhut customers, in exchange for a license fee. The agreement also calls for a solicitation fee per product mailed to a Fingerhut customer, and a suppress file fee for each consumer name obtained from a third party and matched to the Fingerhut suppress file before its solicitation.

         The Company and Fingerhut have also entered into an extended service plan agreement, which provides the company with the exclusive right to provide and coordinate the marketing of extended service plans to the customers of Fingerhut. Revenues are received from Fingerhut from such sales, and the Company reimburses Fingerhut and/or its subsidiaries for certain marketing costs. Additionally, the Company and FCI have entered into a tax sharing agreement (see
Note 2) and a card registration agreement.

         The following table summarizes the amounts of these direct expense charges and cost allocations (including net interest income or expense), and the costs to the Company of the agreements mentioned above, for each of the years reflected in the financial statements of the Company:

                                                                    Year Ended December 31,
                                                                    1998      1997      1996
                                                                    ----      ----      ----

Revenues:
Fee-based services .............................................   $12,937   $ 7,911   $20,420
Expenses: ......................................................
Interest expense ...............................................                         3,178
Credit card account and other product solicitation and marketing
   expenses ....................................................     8,274     8,432     9,335
Data processing services and communications ....................     2,344     1,837     1,324
Other ..........................................................       659     1,336       950

         In the ordinary course of business, executive officers of the Company or FCI may have credit card loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectibility.

         On November 13, 1998, the Company entered into agreements with the Lee Company to invest $300 million in the Company (see Note 6). The terms of the transaction provided that the Lee Company investment would convert into 0.8 million shares of Series C Preferred upon shareholder approval and receipt of notice that there was no regulatory objection to the transaction. The Company determined that this conversion might result in a "Change of Control" as defined in certain agreements between the Company and Fingerhut, which would permit Fingerhut to terminate any or all of the agreements. Therefore, on December 8, 1998, the Company obtained an agreement (the "Waiver Agreement") from Fingerhut to waive its right to terminate the agreements if a Change of Control occurred as a result of the conversion.

          Pursuant to the Waiver Agreement, the Company and Fingerhut amended certain of their other agreements. The most significant change was made in the database access agreement. The Company's exclusive license to use Fingerhut's customer database to market financial service products will now become non-exclusive after October 31, 2001.

         On March 12, 1999, shareholders approved the conversion into the Series C Preferred. If notice is received that there is no regulatory objection to the conversion to the Series C Preferred, the Lee Company will own approximately 30% of the Company on a diluted basis, assuming conversion of the Series C Preferred into common stock.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

         Commitments to extend credit to consumers represents the unused credit limits on open credit card accounts. These commitments amounted to $5.9 billion and $4.1 billion as of December 31, 1998 and 1997, respectively. While these amounts represent the total lines of credit available to the Company's customers, the Company has not experienced and does not anticipate all of its customers will exercise their entire available line at any given point in time. The Company also has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

         The Company leases certain office facilities and equipment under various cancelable and non-cancelable operating lease agreements that provide for the payment of a proportionate share of property taxes, insurance and other maintenance expenses. These leases also may include scheduled rent increases and renewal options. Rental expense for such operating leases for the years ended December 31, 1998, 1997 and 1996 was $6.4 million, $3.9 million and $1.1 million, respectively.

         Future minimum lease commitments at December 31, 1998 under cancelable and non-cancelable operating leases are as follows:



 1999                             $ 7,884
 2000                               6,146
 2001                               3,371
 2002                               1,421
 2003                               1,127
Thereafter                          4,485
                                  -------
Total minimum lease payments      $24,434
                                  -------



NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTED PAYMENTS

         In the normal course of business, the Company enters into agreements, or is subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

         The Federal Reserve Act imposes various legal limitations on the extent to which banks can finance or otherwise supply funds to their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with the Company or its affiliates. Such restrictions limit Direct
Merchants   Bank's   ability  to  lend  to  the  Company  and  its   affiliates.
Additionally, Direct Merchants Bank is limited in its ability to declare dividends to the Company in accordance with the national bank dividend provisions.

         Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the OCC. At December 31, 1998 and 1997, Direct Merchants Bank's Tier 1 risk-based capital ratio, risk-based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well capitalized" depository institution under regulations of the OCC.

         The Company is also bound by restrictions set forth in an indenture related to the Senior Notes dated November 7, 1997 and the Lee Senior Notes (see
Note 6). Pursuant to those indentures, the Company may not make dividend payments in the event of a default or if all such restricted payments would exceed 25% of the aggregate cumulative net income of the Company.


NOTE 14 - CONCENTRATIONS OF CREDIT RISK

         A concentration of credit risk is defined as significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions. The Company is active in originating credit card loans throughout the United States, and no individual or group had a significant concentration of credit risk at December 31, 1998 or 1997. The following table details the geographic distribution of the Company's retained, sold and managed credit card loans:

                                                                              Retained      Sold        Managed

December 31, 1998
California ..............................................................   $   94,521   $  569,205   $  663,726
Texas ...................................................................       76,542      460,937      537,479
Florida .................................................................       57,138      344,084      401,222
New York ................................................................       55,231      332,598      387,829
Ohio ....................................................................       31,936      192,320      224,256
Illinois ................................................................       26,994      162,558      189,552
Pennsylvania ............................................................       22,795      137,274      160,069
All others ..............................................................      391,742    2,359,167    2,750,909
                                                                            ----------   ----------   ----------
      Total .............................................................   $  756,899   $4,558,143   $5,315,042
                                                                            ----------   ----------   ----------

                                                                              Retained      Sold        Managed

December 31, 1997
Texas ...................................................................   $   61,844   $  394,571   $  456,415
California ..............................................................       58,098      370,652      428,750
Florida .................................................................       35,654      227,477      263,131
New York ................................................................       29,246      186,589      215,835
Ohio ....................................................................       17,961      114,589      132,550
Illinois ................................................................       15,914      101,533      117,447
Pennsylvania ............................................................       15,681      100,048      115,729
All others ..............................................................      246,228    1,570,851    1,817,079
                                                                            ----------   ----------   ----------
   Total ................................................................   $  480,626   $3,066,310   $3,546,936
                                                                            ----------   ----------   ----------


         The Company targets its consumer credit products primarily to moderate income consumers. Primary risks associated with lending to this market are that they may be more sensitive to future economic downturn, which may make them more likely to default on their obligations.

         At December 31, 1998 and 1997, the majority of federal funds sold were made to one bank, which represents a concentration of credit risk to the Company. The Company is able to monitor and mitigate this risk since all federal funds are sold on a daily origination and repayment basis and therefore may be recalled quickly should the credit risk of the counterparty bank increase above certain limits set by the Company.


NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company has estimated the fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Financial instruments include both assets and liabilities, whether or not recognized in the Company's consolidated balance sheets, for which it is practicable to estimate fair value. Additionally, certain intangible assets recorded on the consolidated balance sheets, such as purchased credit card relationships, and other intangible assets not recorded on the consolidated balance sheets (such as the value of the credit card relationships for originated loans and the franchise values of the Company's various lines of business) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The Company believes that there is substantial value associated with these assets based on current market conditions, including the purchase and sale of such assets. Accordingly, the aggregate estimated fair value amounts presented do not represent the entire underlying value of the Company.

         Quoted market prices generally are not available for all of the Company's financial instruments. Accordingly, in cases where quoted market prices are not available, fair values were estimated using present value and other valuation techniques that are significantly affected by the assumptions used, including the discount rate and estimated future cash flows. Such assumptions are based on historical experience and assessments regarding the ultimate collectibility of assets and related interest, and estimates of product lives and repricing characteristics used in the Company's asset/liability management process. These assumptions involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Thus, changes in these assumptions could significantly affect the fair-value estimates.

         A description of the methods and assumptions used to estimate the fair value of each class of the Company's financial instruments is as follows:

Cash and cash equivalents and accrued interest and fees receivable

         The carrying amounts approximate fair value due to the short-term nature of these instruments.

Net retained interests in loans securitized and loans held for securitizations

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

Other receivables due from credit card securitizations, net

         The following components of this net asset are as follows:

Interest-only strip

         The fair value of the interest-only strip is estimated by discounting the expected future cash flows from the Trust and each of the Conduits at rates which management believes to be consistent with those that would be used by an independent third party. However, because there is no active market for this, the fair values presented may not be indicative of the value negotiated in an actual sale. The future cash flows used to estimate fair value is limited to the securitized receivables that exist at year end and does not reflect the value associated with future receivables generated by cardholder activity. The significant assumptions used to estimate fair value include: (i) discount rates and are summarized as follows; (ii) customer payment rates; and (iii) antici-pated charge-offs over the life of the loans:

                                  December 31,
                                 1998    1997
Discount rate                     10%     10%
Payment rate                       6%      5%
Default rate                      16%     14%

Interest rate cap, swap, and floor agreements

         The fair values of interest rate cap, swap, and floor agreements were obtained from dealer quoted prices. These values generally represent the estimated amounts the Company would receive or pay to terminate the agreements at the reporting dates, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Other amounts

         For the other components of other receivables due from credit card securitizations, net, the carrying amount is a reasonable estimate of the fair value.

Debt

         Short-term borrowings are made with variable rates of interest that adjust with changing market interest rates. Thus, carrying value approximates fair value.

         The fair value of long-term debt was obtained from quoted market prices, when available.

         The estimated fair values of the Company's financial instruments are summarized as follows:


                                                          December 31,
                                                   1998                  1997
                                           Carrying  Estimated    Carrying  Estimated
                                             Amount  Fair Value    Amount   Fair Value

Cash and cash equivalents .............   $ 37,347   $ 37,347   $ 48,223   $ 48,223
Retained interest in loans securitized,
   net ................................    360,186    360,186    227,747    227,747
Other receivables due from credit card
   securitizations, net:
   Interest-only strip ................                            2,449      2,449
   Interest rate swap agreements
                                                                             21,667
   Interest rate cap agreements              2,912      2,925      3,497        170
  Interest rate floor agreements               187      3,233
   Other amounts ......................    182,836    182,836     71,540     71,540
   Debt ...............................    310,896    317,666    244,000    245,750


NOTE 16 - DERIVATIVE FINANCIAL INSTRUMENTS

         Prior to the Spin Off, the Company had entered into interest rate cap and swap agreements to hedge the cash flow and earnings impact of fluctuating market interest rates on the spread between the floating rate loans owned by the Trust and the floating and fixed rate securities issued by the Trust to fund the loans. In connection with the issuance of term asset-backed securities by the Trust in 1998, the Company entered into term interest rate cap agreements with highly-rated bank counterparties in a total notional amount of $1.8 billion effectively capping the potentially negative impact to the Trust of increases in the floating interest rate of the securities at approximately 9.2%. These interest rate cap agreements are for terms ranging from six to eight years and will terminate between October 2004 and April 2006. The Company also entered into a term interest rate cap agreement in connection with the PNC portfolio acquisition with highly-rated bank counterparties in a total notional amount of $640 million, effectively capping the potentially negative impact of increases in market interest rate of the securities at 7.35% through May 2002. Due to the Spin Off, the Company terminated interest rate swap agreements guaranteed by FCI related to two trust series fixed rate asset-backed securities issuances. Proceeds were utilized to purchase interest rate floor contracts from highly-rated counterparties which did not require a FCI guaranty. The floors were in the same notional amounts, fixed interest rate strike rates, and maturities as the previous swaps in order to hedge the potential impact on the Company's cash flow and earnings of a low market interest rate environment in which the yield on the Trust's floating rate loans might decline causing the margin over the fixed rate funding to compress. During October 1998, the Company terminated the interest rate floors related to one of the trust series. The gain of approximately $34.1 million on this termination is being amortized into income over the remaining life of the securities. The cash proceeds of approximately $43.4 million were used to reduce borrowings under the New Credit Facility.

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

NOTE 17 - SEGMENTS

         The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in two principal areas: consumer credit products and fee-based services. The Company's primary consumer credit products are unsecured credit cards, including the Direct Merchants Bank MasterCard and Visa. The Company's credit card accounts include customers obtained from the Fingerhut Database and other customers for whom general credit bureau information is available.

         The Company markets its fee-based services, including (i) debt waiver protection for unemployment, disability, and death, (ii) membership programs such as card registration, purchase protection and other club memberships, and
(iii) third-party insurance, directly to its credit card customers and customers of third parties. The Company currently administers its extended service plans sold through a third-party retailer, and the customer pays the retailer directly. In addition, the Company develops customized targeted mailing lists from information contained in the Company's databases for use by unaffiliated companies in their own financial services product solicitation efforts that do not directly compete with those of the Company.


         The information in the following tables is derived directly from internal segment reporting used for management purposes. The expenses, assets and liabilities attributable to corporate functions are not allocated to the operating segments. There were no operating assets located outside of the United States for the years presented.

         The segment information reported below is presented on a managed basis. Management uses this basis to review segment performance and to make operating decisions. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitizations. Presentation on a managed basis is not in conformity with generally accepted accounting principles. The elimination column in the segment table includes adjustments to present the information on an owned basis in the consolidated column as reported in the financial statements of this annual report.

         Employee compensation, data processing services and communications, third party servicing expenses, and other expenses including: occupancy, depreciation and amortization, professional fees, other general and administrative expenses, and income taxes have not been allocated to the operating segments and are included in the reconciliation of the income before income taxes for the reported segments to the consolidated total. The Company does not allocate capital expenditures for leasehold improvements, capitalized software and furniture and equipment to operating segments.

The fee-based services operating segment pays a commission to the consumer credit products segment for successful marketing efforts to the consumer credit products segment's cardholders at a rate similar to those paid to the Company's other third parties. The fee-based services segment reports interest income and the consumer credit products segment reports interest expense at the Company's weighted average borrowing rate for the excess cash flow generated by the fee-based services segment and used by the consumer credit products segment to fund the growth of cardholder balances.


                                                         1998
                                  Consumer
                                   Credit            Fee Based
                                  Products            Services                Reconciliation (a)        Consolidated
Interest revenue             $        740,768     $       2,754       $           (630,311)        $        113,211
Interest expense                      237,710                                     (207,197) (b)              30,513
                             ----------------     -------------       ---------------------------  ------------------
  Net interest                        503,058             2,754                   (423,114) (c)              82,698
    income

Other revenue                         239,597           106,601                    (33,240)                 312,958
Total revenue                         980,365           109,355                   (663,551)                 426,169

Income before
  income taxes                        188,148(d)          73,279 (d)              (168,179) (e)              93,248
Income taxes                                                                        35,900                   35,900

Total assets                 $      5,375,925     $      58,052       $         (4,488,258) (f)  $          945,719


                                                         1997
                                  Consumer
                                    Credit             Fee-Based
                                   Products            Services               Reconciliation (a)         Consolidated

Interest revenue             $        435,833     $       2,484      $            (369,123) (b)   $          69,194
Interest expense                      131,956                                     (120,005) (c)              11,951
                             ----------------      ---------------    ---------------------------   ------------------
  Net interest
    income                            303,877             2,484                   (249,118)                  57,243

Other revenue                         148,869            64,000                    (26,192)                 186,677
Total revenue                         584,702            66,484                   (395,315)                 255,871
Income taxes                                                                        23,825                   23,825
Income before
  income taxes                        110,973 (d)        49,162(d)                 (98,252) (e)              61,883
Income taxes                                                                        23,825                   23,825
Total assets                 $      3,505,165     $      30,488      $          (2,996,991) (f)   $         538,662





                                                         1996
                                 Consumer
                                  Credit              Fee-Based
                                 Products             Services                 Reconciliation (a)       Consolidated


Interest revenue             $           198,633  $           1,213   $             (169,652) (b)  $           30,194
Interest expense                          56,355                                     (52,249) (c)               4,106
                             -------------------  -----------------   ---------------------------  ------------------
  Net interest income                    142,278              1,213                 (117,403)                  26,088

Other revenue                             77,952             48,695                     (425)                 126,222
Total revenue                            276,585             49,908                 (170,077)                 156,416

Income before income taxes                61,503             30,733                  (59,690) (e)              32,546
Income taxes                                                                          12,530                   12,530

Total assets                 $         1,612,234  $           1,057   $           (1,363,293) (f)  $          249,998

(a) The reconciliation column includes: intercompany eliminations; amounts not allocated to segments; and adjustments to the amounts reported on a managed basis to reflect the effects of securitization.

(b) The reconciliation to consolidated owned interest revenue includes the elimination of $2.8 million, $2.5 million, and $1.2 million of intercompany interest received by the fee based services segment from the consumer credit products segment for 1998, 1997, and 1996, respectively.

(c) The reconciliation to consolidated owned interest expense includes the elimination of $2.8 million, $2.5 million, and $1.2 million of intercompany interest paid by the consumer credit products segment to the fee based services segment for 1998, 1997, and 1996, respectively.

(d) Income before income taxes includes intercompany commissions paid by the fee based services segment to the consumer credit products segment for successful marketing efforts to consumer credit products cardholders of $3.3 million, and $4.4 million for 1998, and 1997, respectively.

(e) The reconciliation to the owned income before income taxes includes: unallocated costs related to employee compensation; data processing and communications; third party servicing expenses; and other expenses. The majority of these expenses, although not allocated for the internal segment reporting used by management, relate to the consumer credit product segment.

(f) Total assets include the assets attributable to corporate functions not allocated to operating segments and the removal of investors interest in securitized loans to present total assets on an owned basis.


NOTE 18 - DEBT

         On June 30, 1998, the Company executed a new $200 million, three-year revolving credit facility and a $100 million five-year term loan (the "New Credit Facility") with a syndicate of banks and money market mutual funds. This agreement became effective upon the Spin Off from FCI on September 25, 1998. The New Credit Facility which is not guaranteed by FCI replaced the Company's $300 million, five-year revolving credit facility (the "Old Credit Facility"). The New Credit Facility is secured by receivables and subsidiary stock and guaranteed by a Company subsidiary. Financial covenants in the New Credit Facility include, but are not limited to, requirements concerning minimum net worth, minimum tangible net worth to net managed receivables and tangible net worth plus reserves to delinquent receivables. At December 31, 1998, the Company was in compliance with all financial covenants under this agreement. At December 31, 1998, the Company had outstanding borrowings of $110 million under the New Credit Facility. At December 31, 1997, the Company had outstanding borrowings of $144 million under the Old Credit Facility. The weighted average interest rates on the borrowings at December 31, 1998 and 1997, were 7.9% and 6.5%, respectively.

         In November 1997, the Company privately issued and sold $100 million of 10% Senior Notes due 2004 (the "Senior Notes") pursuant to an exemption under the Securities Act of 1933, as amended. In January 1998, the Company commenced an exchange offer for the Senior Notes pursuant to a registration statement. The terms of the new Senior Notes are identical in all material respects to the original private issue. The net proceeds of $97 million were used to pay down borrowings under the Old Credit Facility. The Senior Notes are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc. (the "Guarantor"), and all future subsidiaries of the Company that guarantee any of the Company's indebtedness, including the New Credit Facility. The guarantee is an unsecured obligation of the Guarantor and ranks pari passu with all existing and future unsubordinated indebtedness. As part of the Lee Company investment, the Company issued the Lee Senior Notes (see Note 6) which are similar in all material respects to the Senior Notes. The Company also has approximately $0.9 million of debt with local governments to support growth in those areas.

         Metris Direct, Inc. has various subsidiaries which have not guaranteed the Senior Notes. The Company has prepared condensed consolidating financial statements of the Company, the Guarantor subsidiary and the non-guarantor subsidiaries for purposes of complying with SEC reporting requirements. Such financial statements are included in Note 18 of the Company's consolidated financial statements included in its Annual Report on Form 10-K filed with the SEC.

                     Metris Companies Inc. and Subsidiaries
     Summary of Consolidated Quarterly Financial Information and Stock Data
            (Dollars in thousands, expect per share data) (unaudited)

                                                                            1998
                                                    Fourth       Third      Second       First
                                                    Quarter     Quarter     Quarter     Quarter
Summary of Operations
Interest Income ...............................     $30,838     $28,564     $27,022     $26,787
Interest Expense ..............................       8,780       8,902       6,188       6,643
                                                     ------      ------      ------      ------
Net Interest Income ...........................      22,058      19,662      20,834      20,144
Provision for Loan Losses .....................      19,184      17,154      21,390      20,042
Other Operating Income ........................      92,296      75,859      72,307      72,496
Other Operating Expense .......................      67,972      50,730      51,588      54,348
Income before Income Taxes ....................      27,198      27,637      20,163      18,250
                                                     ------      ------      ------      ------
Net Income ....................................      16,728      16,996      12,400      11,224
Preferred Dividends ...........................       1,100
                                                     ------      ------      ------      ------
Net Income Available to
 Common Stockholders ..........................     $15,628     $16,996     $12,400     $11,224
                                                    =======     =======     =======     =======


Per Common Share
Earnings per Common Share
     - Diluted ................................     $  0.79     $  0.85     $  0.62     $  0.55
Shares used to Compute
     Diluted EPS (000's) ......................      19,897      20,063      19,982      20,296
Dividends .....................................     $   .01     $   .01     $   .01     $   .01
Market Prices:
     High .....................................     $ 50.31     $ 80.13     $ 63.75     $ 46.50
     Low ......................................       17.75       46.25       44.88       32.00
     Close ....................................       50.31       46.63       63.75       43.50


                                                                              1997
                                                     Fourth       Third      Second       First
                                                     Quarter     Quarter     Quarter     Quarter
Summary of Operations

Interest Income ................................     $24,711     $17,215     $14,838     $12,430
Interest Expense ...............................       6,021       2,398       2,073       1,459
                                                      ------      ------      ------      ------
Net Interest Income ............................      18,690      14,817      12,765      10,971
Provision for Loan Losses ......................      15,400      11,106       6,429      11,054
Other Operating Income .........................      56,489      41,279      42,661      46,248
Other Operating Expense ........................      43,415      27,856      33,194      33,583
Income before Income Taxes .....................      16,364      17,134      15,803      12,582
                                                      ------      ------      ------      ------
Net Income .....................................     $10,064     $10,537     $ 9,719     $ 7,738
                                                     =======     =======     =======     =======


Per Common Share
Earnings per Common Share
     - Diluted .................................     $  0.50     $  0.52     $  0.48     $  0.38
Shares used to Compute
     Diluted EPS (000's) .......................      20,269      20,299      20,142      20,174
Dividends ......................................         .01         .01         .01
Market Prices:
     High ......................................     $ 44.06     $ 47.81     $ 32.81     $ 35.13
     Low .......................................       30.00       32.25       22.00       23.25
     Close .....................................       34.25       43.31       32.81       25.00

Stock Data

         The Company's common stock, which is traded under the symbol "MTRS," has been listed on the Nasdaq Stock Market since October 25, 1996. As of March 2, 1999, there were 460 holders of record and 9000 beneficial holders of the Company's common stock.

CORPORATE INFORMATION

Corporate Offices

Executive Offices
600 South Highway 169
Interchange Tower, Suite 1800
St. Louis Park, Minnesota 55426
(612)    525-5020

Direct Merchants Credit
Card Bank, National Association
6909 East Greenway Parkway
Scottsdale, Arizona 85254

Annual Meeting
Tuesday, May 11, 1999
10:00 a.m., Hyatt Regency Minneapolis
1300 Nicollet Mall
Minneapolis, Minnesota 55403

Stock Listing
Nasdaq National Market
Stock Symbol: MTRS

Independent Auditors
KPMG Peat Marwick LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota

Form 10-K
A copy of the Company's Annual Report on Form 10-K may be obtained free of charge from the Company's Investor Relations contact:

Alfred A. Galgano
Vice President, Investor Relations
Phone:  (612) 593-4820
Fax:    (612) 593-4733

BOARD OF DIRECTORS

Theodore Deikel
Chairman, Metris Companies Inc.
Chairman and Chief Executive Officer
Fingerhut Companies, Inc.

Ronald N. Zebeck
President and Chief Executive Officer

Lee R. Anderson, Sr.
Chairman and CEO
API Group, Inc.

John A. Cleary
President
John Cleary Enterprises

Dudley C. Mecum
Managing Director
Capricorn Holdings, LLC

Derek V. Smith
President & CEO
ChoicePoint, Inc.

Frank D. Trestman
President
Trestman Enterprises


Audit Committee

Dudley C. Mecum, Chairman
Lee R. Anderson
Frank D. Trestman


Compensation Committee

Frank D. Trestman, Chairman
John A. Cleary
Dudley C. Mecum
Derek V. Smith


EXECUTIVE OFFICERS

Ronald N. Zebeck
President and Chief
Executive Officer

Z. Jill Barclift
Executive Vice President, Secretary and General Counsel
EXECUTIVE OFFICERS continued

Douglas B. McCoy
Executive Vice President, Operations

Douglas L. Scaliti
Executive Vice President, Fee-Based Products

David D. Wesselink
Executive Vice President,
Chief Financial Officer

Patrick J. Fox
Senior Vice President, Business Development

Joseph A. Hoffman
Senior Vice President, Consumer Credit Card Marketing

David R. Reak
Senior Vice President, Credit Risk

Paul T. Runice
Senior Vice President, Treasurer

Jean C. Benson
Vice President, Finance,  and Corporate Controller


OTHER OFFICERS

William R. Anderson
Senior Vice President, Electronic Commerce

Adolph T. Barclift
Senior Vice President,
Information Services

Matthew S. Melius
Senior Vice President,
Portfolio Marketing

Jon Mendel
Senior Vice President, Human Resources

Jean P. Vernor
Senior Vice President, Product Management