Form 10-K, Exhibit 13
period 1999-12-31
METRIS COMPANIES INC
filed 2000-03-29
CIK 1021061

EXHIBIT 13

METRIS COMPANIES INC.
1999 ANNUAL REPORT, PAGES 25 TO 71

Selected Financial Data
Owned Basis

(In thousands, except EPS, dividends and stock prices)

                                                         Year Ended December 31,
                                                         -----------------------

                                       1999          1998          1997         1996           1995
                                       ----          ----          ----         ----           ----
Income Statement Data:
Net Interest Income ............   $  180,328    $   82,698    $   57,243    $   26,088    $    6,399
Provision for Loan Losses ......      174,800        77,770        43,989        18,477         4,393
Other Operating Income .........      623,772       315,480       187,796       126,222        51,083
Other Operating Expense ........      437,984       227,160       139,167       101,287        45,640
--------------------------------   ----------    ----------    ----------    ----------    ----------
Income Before Income Taxes and
   Extraordinary Loss ..........      191,316        93,248        61,883        32,546         7,449
Tax Rate .......................         39.7%         38.5%         38.5%         38.5%         38.5%
Net Income (1) .................   $  115,363    $   57,348    $   38,058    $   20,016    $    4,581
--------------------------------   ----------    ----------    ----------    ----------    ----------
Per Common Share Statistics (2):

EPS - diluted (1)(3) ...........   $     2.12    $     1.41    $     0.94    $     0.58    $     0.14
Stock Price (year-end) .........        35.69         25.16         17.13         12.00          --
Dividends Paid .................        0.025         0.020         0.015          --            --
Shares Outstanding (year-end) ..       38,613        38,520        38,450        38,450        31,934
Shares Used to Compute EPS
 (diluted) .....................       50,883        39,937        40,476        34,258        32,738
--------------------------------   ----------    ----------    ----------    ----------    ----------
Selected Operating Data:

Total Accounts .................        3,680         2,972         2,293         1,418           703
Year-end Loans .................   $1,763,009    $  756,899    $  480,626      $215,329    $   95,064
Year-end Assets ................    2,045,082       945,719       538,662       286,616       174,428
Average Loans ..................    1,167,072       596,380       356,817       149,809        39,832
Average Interest-Earning Assets     1,303,528       636,133       403,375       171,877        49,644
Average Assets .................    1,449,297       774,167       417,903       209,299        70,921
Average Total Equity ...........      542,050       219,835       158,180        92,852        30,083
Deposits .......................      775,381            --            --            --            --
Debt ...........................      345,012       310,896       244,000        55,163        64,482
Preferred Stock ................      329,729       201,100            --            --            --
Return on Average Assets (1) ...          8.0%          7.4%          9.1%          9.6%          6.5%
Return on Average Total
  Equity (1) ...................         21.3%         26.1%         24.1%         21.6%         15.2%
Selected Fee-Based Data:
Fee-Based Services Revenues ....   $  175,091    $  109,123    $   64,532    $   50,273    $   24,441
Deferred Fee-Based Revenues ....      127,541        72,866        35,461         2,060           294
Active Fee-Based Members .......        4,902         3,619         2,997         1,981           689


(1) Excluding the one-time, non-cash, accounting impact from the conversion of the Thomas H. Lee Series B Preferred Stock, 12% Senior Notes and cancellation of warrants in June 1999. (Refer to Note 6 of the Consolidated Financial Statements for additional information.)
(2) Amounts adjusted for two-for-one stock split effected on June 1, 1999.
(3) Earnings per share is calculated assuming the Company was incorporated at the beginning of the first year shown.


Managed Basis (1)

(In thousands, except EPS, dividends and stock prices)

                                                        Year Ended December 31,
                                                        -----------------------

                                      1999           1998         1997          1996          1995
                                      ----           ----         ----          ----          ----
Income Statement Data (1):
Net Interest Income ............   $  828,246    $  505,812    $  306,361    $  143,491    $   26,354
Provision for Loan Losses ......      742,537       534,124       319,299       136,305        26,234
Other Operating Income .........      543,591       348,720       213,988       126,647        52,969
Other Operating Expense ........      437,984       227,160       139,167       101,287        45,640
--------------------------------   ----------    ----------    ----------    ----------    ----------
Income Before Income Taxes and
   Extraordinary Loss ..........      191,316        93,248        61,883        32,546         7,449
Tax Rate .......................         39.7%         38.5%         38.5%         38.5%         38.5%
Net Income (2) .................   $  115,363    $   57,348    $   38,058    $   20,016    $    4,581
--------------------------------   ----------    ----------    ----------    ----------    ----------
Per Common Share Statistics (3)
EPS - diluted (2)(4) ...........   $     2.12    $     1.41    $     0.94    $     0.58    $     0.14
--------------------------------   ----------    ----------    ----------    ----------    ----------

Selected Operating Data:

Year-end Loans .................   $7,281,322    $5,315,042    $3,546,936    $1,615,940    $  543,619
Year-end Assets ................    7,563,394     5,503,862     3,604,972     1,687,227       622,983
Average Loans ..................    6,003,791     4,000,467     2,294,893     1,018,856       183,274
Average Interest-Earning Assets     6,140,247     4,040,220     2,341,451     1,040,924       193,086
Average Assets .................    6,269,760     4,159,171     2,355,978     1,078,346       214,363
Return on Average Assets (2) ...          1.8%          1.4%          1.6%          1.9%          2.1%
Net Interest Margin (5) ........         13.5%         12.5%         13.1%         13.8%         13.6%
Loan Loss Reserves .............   $  619,028    $  393,283    $  244,084    $   95,669    $   22,219
Delinquency Ratio (6) ..........          7.6%          6.8%          6.6%          5.5%          4.0%
Loan Loss Reserve Ratio ........          8.5%          7.4%          6.9%          5.9%          4.1%
Net Charge-off Ratio (7) .......          9.0%         10.1%          8.3%          6.2%          2.2%


(1) The Company analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of securitization.
(2) Excluding the one-time, non-cash, accounting impact from the conversion of the Thomas H. Lee Series B Preferred Stock, 12% Senior Notes and cancellation of warrants in June 1999. (Refer to Note 6 of the Consolidated Financial Statements for additional information.)
(3)  Amounts adjusted for two-for-one stock split effected on June 1, 1999.
(4) Earnings per share is calculated assuming the Company was incorporated at the beginning of the first year shown.
(5) Includes the Company's actual cost of funds plus all costs associated with asset securitizations, including the interest expense paid to the certificate holders and amortization of the discount and fees.
(6) Delinquency ratio represents credit card loans that were at least 30 days contractually past due at year end as a percentage of year-end managed loans.
(7) Net charge-off ratio reflects actual principal amounts charged off, less recoveries, as a percentage of average managed credit card loans.

METRIS COMPANIES INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS


     The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Metris Companies Inc. and its subsidiaries, the "Company", which may be referred to as "we", "us" and "our" including Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). This discussion should be read in conjunction with the consolidated financial statements and the related notes thereto.

General

     We are an information-based direct marketer and provider of consumer credit products and fee-based services primarily to moderate-income consumers. We underwrite and offer credit cards and fee-based services to moderate-income consumers that have historically been overlooked by other credit card companies and in doing so provide opportunities for such individuals to establish credit. Our products are available throughout the United States.

        Business Segments

     We measure performance and operate in two business segments.

     * Consumer Credit Products, which are primarily unsecured and secured credit cards issued by Direct Merchants Bank; and

     * Fee-Based Services, which include debt waiver programs, membership clubs, extended service plans and third-party insurance offered to our credit card customers and customers of third parties.

     We receive income from our consumer credit products through: interest charges and other finance charges assessed on outstanding credit card loans; credit card fees (including annual membership, cash advances, overlimit fees, and past due fees); and interchange fees. The primary expenses of this business are the costs of funding the loans, provisions for loan losses and operating expenses including employee compensation, account solicitation and marketing expenses and data processing and servicing expenses. Profitability is affected by response and approval rates to solicitation efforts, loan growth, interest spreads on loans, credit card usage, credit quality (delinquencies and charge-offs), card cancellations and fraud losses.

     In addition to sales to third parties, the fee-based services business derives benefits from our consumer credit products business because we cross-sell these services to our credit card holders. Nonetheless, our two business segments are different with respect to the factors that affect profitability, including how income is generated and how expenses are incurred. These differences require us to manage our operations separately.

     We receive revenue from our fee-based services through fees and commissions for such services. Expenses include costs of solicitation, underwriting and claims servicing expenses, fees paid to third parties and other operating expenses. The primary factors that affect profitability for this business are: response rates to solicitation efforts, returns or cancel rates, and claims rates.

        Spin Off

     You will see references in the following discussion of our financial performance to the "spin off." Prior to September 25, 1998, Fingerhut Companies, Inc. owned 83% of the Company's common stock. During the third quarter of 1998, Fingerhut received written approval from the Internal Revenue Service to distribute its interest in the Company to Fingerhut's shareholders in a tax-free spin off. Fingerhut executed this spin off on September 25, 1998, and at that time the Company ceased to be a subsidiary of Fingerhut.

Results of Operations

Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

     Net loss applicable to common stockholders for the year ended December 31, 1999, was a loss of $61.6 million, or $1.60 per share, down from net income applicable to common stockholders of $56.2 million, or $1.41 per share for 1998. Net loss applicable to common stockholders for the year ended December 31, 1999, included a $152.4 million one-time, non-cash, accounting impact from the issuance of the Series C Perpetual Convertible Preferred Stock, extinguishing the Series B Preferred, the 12% Senior Notes, and the ten-year warrants reported in the second quarter 1999. Without this adjustment, income before extraordinary items for the year ended December 31, 1999, would have been $115.4 million, or $2.12 per share, an increase of 101% over net income of $57.3 million or $1.41 per share for 1998. The increase in income before extraordinary items results from an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans and active fee-based members. Average managed loans increased to $6.0 billion for the year ended December 31, 1999, from $4.0 billion for the same period in 1998, an increase of 50% and active fee-based members grew to 4.9 million from 3.6 million in 1998. In addition, credit card charge volume was approximately $5.7 billion for the full year 1999, a 48% increase over the same period in 1998.

     The provision for loan losses on a managed basis was $742.5 million in 1999, compared to $534.1 million in 1998. The increase primarily reflects higher credit card loan balances and the addition of new credit card portfolios as well as an increase in net charge-offs. The managed net charge-off rate was 9.0% in 1999 compared to 10.1% in 1998. The charge-off ratio for the year ended December 31, 1999, was 10.4% compared to 10.8% for the year ended December 31, 1998, before the impact of purchase accounting related to portfolio acquisitions.

     Other operating income on a managed basis increased $194.9 million to $543.6 million, primarily due to credit card fees, interchange and other credit card income, which increased to $382.2 million for 1999, up 52% over $251.2 million for 1998. In addition, fee-based services revenues increased 60% to $175.1 million for 1999, up from $109.1 million for 1998. These increases were primarily due to the growth in total credit card and fee-based accounts and outstanding receivables in the managed credit card loan portfolio, as well as the repricing of credit card fees in late 1998.

     Other operating expenses increased to $438.0 million in 1999, compared to $227.2 million in 1998. The increase in operating costs was due to continued investments in our infrastructure needed to service the growth in total accounts and outstanding receivables in the managed credit card loan portfolio, to secure the growth in fee-based members and the overall increase in marketing expenditures. Our operating effectiveness as measured by the our managed operating efficiency ratio increased to 31.9% in 1999 from 26.6% in 1998, due to the investment in infrastructure and marketing programs.

Year Ended December 31, 1998, Compared to Year Ended December 31, 1997

     Net income for the year ended December 31, 1998, was $57.3 million, or $1.41 per share, an increase of $19.2 million over net income of $38.1 million, or $0.94 per share, for 1997. The 51% increase in net income is the result of an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans to $4.0 billion for 1998 from $2.3 billion for 1997, an increase of 74%, and growth in total credit card accounts to 3.0 million at December 31, 1998, from 2.3 million at December 31, 1997.

     The provision for loan losses on a managed basis was $534.1 million in 1998, compared to $319.3 million in 1997. The increase primarily reflects higher credit card loan balances as well as an increase in net charge-offs. The managed net charge-off rate was 10.1% for 1998, compared to 8.3% in 1997. The charge-off ratio for the years ended December 31, 1998 and 1997, was 10.8% and 9.3%, respectively, excluding the impact of purchase accounting related to portfolio acquisitions.

     Other operating income on a managed basis increased $134.7 million to $348.7 million, primarily due to credit card fees, interchange and other credit card income, which increased to $251.2 million for 1998, up 64% over $153.6 million for 1997. In addition, fee-based services revenues increased 69% to $109.1 million for 1998, up from $64.5 million for 1997. These increases were primarily due to the growth in total accounts and outstanding receivables in the managed credit card loan portfolio, the continued strong performance of debt waiver and additional club membership sales.

     Other operating expenses increased to $227.2 million in 1998, compared to $139.2 million in 1997. The increase in operating costs was due to continued investments in the infrastructure of the Company. Even while making these investments, the operating efficiency ratio improved to 26.6% in 1998 from 26.7% in 1997.

Managed Loan Portfolio and the Impact of Credit Card Securitizations

         Securitization

     A major source of our funding is the securitization of credit card loans. Securitization requires us to remove credit card loans sold with limited recourse from the consolidated balance sheet. The securitization and sale of credit card loans changes our interest in the loans from lender to servicer, with a corresponding change in how we report revenues and expenses in our statements of income. For securitized credit card loans, amounts that we otherwise would have recorded as net interest income, fee income and provision for loan losses are instead reported in other operating income as net securitization and credit card servicing income.

         Managed Loan Portfolio

     We analyze our financial performance on a managed loan portfolio basis. To do so, we adjust the income statement and balance sheet to reverse the effects of securitization. Our discussion of revenues, where applicable, and provision for loan losses include comparisons to amounts reported in our consolidated statements of income ("owned basis"), as well as on a managed basis.

     Our managed loan portfolio is comprised of credit card loans, loans held for securitization, retained interests in loans securitized and the investors' share of securitized credit card loans. The investors' share of securitized credit card loans is not an asset of the Company. Therefore, we do not show it on our consolidated balance sheets. The following tables summarize our managed loan portfolio:

                                                          December 31,
                                                          ------------

                                                1999          1998         1997
                                                ----          ----         ----
(Dollars in thousands)
Year-end balances:
Credit card loans:
  Credit card loans .......................   $  143,213   $       --   $       --
  Loans held for securitization ...........        2,570        3,430        8,795
  Retained interests in loans securitized .    1,617,226      753,469      471,831
  Investors' interests in securitized loans    5,518,313    4,558,143    3,066,310
                                              ----------   ----------   ----------
Total managed loan portfolio ..............   $7,281,322   $5,315,042   $3,546,936
                                              ==========   ==========   ==========


                                                     Year Ended December 31,
                                                     -----------------------

                                                1999          1998         1997
                                                ----          ----         ----
(Dollars in thousands)

Average balances:
Credit card loans:
  Credit card loans .......................   $   11,486   $     --     $     --
  Loans held for securitization ...........        9,019       52,016       78,264
  Retained interests in loans securitized .    1,146,567      544,364      278,554
  Investors' interests in securitized loans    4,836,719    3,404,087    1,938,075
                                              ----------   ----------   ----------
Total managed loan portfolio ..............   $6,003,791   $4,000,467   $2,294,893
                                              ==========   ==========   ==========

Impact of Credit Card Securitizations

     The following table provides a summary of the effects of credit card securitizations on selected line items of our statements of income for each of the periods presented, as well as selected financial information on both an owned and managed loan portfolio basis:

                                                              Year Ended December 31,
                                                              -----------------------

(Dollars in thousands)                                1999            1998           1997
                                                      ----            ----           ----
Statements of Income (owned basis):
   Net interest income ........................   $   180,328     $    82,698    $    57,243
   Provision for loan losses ..................       174,800          77,770         43,989
   Other operating income .....................       623,772         315,480        187,796
   Other operating expense ....................       437,984         227,160        139,167
                                                  -----------     -----------    -----------
   Income before income taxes and extraordinary
      loss ....................................   $   191,316     $    93,248    $    61,883
                                                  ===========     ===========    ===========
Adjustments for Securitizations:
   Net interest income ........................   $   647,918     $   423,114    $   249,118
   Provision for loan losses ..................       567,737         456,354        275,310
   Other operating income .....................       (80,181)         33,240         26,192
   Other operating expense ....................            --              --             --
                                                  -----------     -----------    -----------
   Income before income taxes and extraordinary
      loss ....................................   $        --       $      --      $      --
                                                  ===========     ===========    ===========
Statements of Income (managed basis):

   Net interest income ........................   $   828,246     $   505,812    $   306,361
   Provision for loan losses ..................       742,537         534,124        319,299
   Other operating income .....................       543,591         348,720        213,988
   Other operating expense ....................       437,984         227,160        139,167
                                                  -----------     -----------    -----------
   Income before income taxes and extraordinary
      loss ....................................   $   191,316     $    93,248    $    61,883
                                                  ===========     ===========    ===========

Other Data:
Owned Basis:
   Average interest-earning assets ............   $ 1,303,528     $   636,133    $   403,375
   Return on average assets (1) ...............           8.0%            7.4%           9.1%
   Return on average total equity (1) .........          21.3%           26.1%          24.1%
   Net interest margin (2) ....................          13.8%           13.0%          14.2%
Managed Basis:
   Average interest-earning assets ............   $ 6,140,247     $ 4,040,220    $ 2,341,451
   Return on average assets (1) ...............           1.8%            1.4%           1.6%
   Return on average total equity (1) .........          21.3%           26.1%          24.1%
   Net interest margin (2) ....................          13.5%           12.5%          13.1%

(1) Excluding the one-time, non-cash, accounting impact from conversion of the Series B Preferred Stock, 12% Senior Notes and cancellation of warrants in June 1999.
(2) Net interest margin is equal to net interest income divided by average interest-earning assets.

     Risk Based Pricing

     We price credit card offers based on a prospect's risk profile prior to solicitation or upon receipt of a completed application. We evaluate a prospect to determine credit needs, credit risk, and existing credit availability and then develop a customized offer that includes the most appropriate product, brand, pricing and credit line. After customers open credit card accounts, we periodically monitor customers' internal and external credit performance and periodically recalculate behavior, revenue, attrition and bankruptcy predictors. The customers are rescored on a regular basis and the lending relationship can evolve to include more competitive (or more restrictive) pricing and product configurations. These analyses consider the overall profitability of accounts using both credit information and the profitability from selling fee-based services to the customers.

Net Interest Income

     Net interest income consists primarily of interest earned on our credit card loans, less interest expense on borrowings to fund the loans. Managed net interest income for the year ended December 31, 1999, was $828.2 million compared to $505.8 million for the same period in 1998, an increase of $322.4 million. This increase was primarily due to a $2.0 billion increase in average managed loans over the comparable period in 1998. The average net yield on managed interest-earning assets increased to 13.5% for the year ended December 31, 1999, from 12.5% for the year ended December 31, 1998. The net interest margin increased compared to 1998, primarily due to a repricing of accounts that occurred late in 1998 that had a positive impact on 1999. The average yield on interest-earning assets on an owned basis increased to 13.8% for the year ended December 31, 1999, from 13.0% for the same period in 1998.

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

Analysis of Average Balances, Interest and Average Yields and Rates

     The following table provides an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the years ended December 31, 1999, 1998 and 1997:

                                                                                  Year Ended December 31,
                                                                                  -----------------------

                                                                          1999                                  1998
                                                                          ----                                  ----
(Dollars in thousands)                                   Average                    Yield/         Average                  Yield/
                                                         Balance        Interest     Rate          Balance    Interest       Rate
                                                         -------        --------     ----          -------    --------       ----
Owned Basis
-----------
Assets:
Interest-earning assets:
Federal funds sold .................................  $    90,748    $     4,477     4.9%     $    20,190    $     1,065       5.3%
Short-term investments .............................       45,708          2,298     5.0%          19,563          1,028       5.3%
Credit card loans and retained interests in loans
   securitized .....................................    1,167,072        229,394    19.7%         596,380        111,118      18.6%
                                                      -----------    -----------              -----------    -----------
Total interest-earning assets ......................  $ 1,303,528    $   236,169    18.1%     $   636,133    $   113,211      17.8%

Other assets .......................................      651,227             --      --          423,278             --        --
Allowance for loan losses ..........................     (505,458)            --      --         (285,244)            --        --
                                                      -----------    -----------              -----------    -----------
Total assets .......................................  $ 1,449,297             --      --      $   774,167             --        --
                                                      ===========                             ===========
Liabilities and Equity:
Interest-bearing liabilities:
Deposits ...........................................  $   328,035    $    19,329       5.9%   $        --    $        --        --
Debt ...............................................      323,260         36,512      11.3%       284,038         30,513      10.7%
                                                      -----------    -----------              -----------    -----------
Total interest-bearing liabilities .................  $   651,295    $    55,841       8.6%   $   284,038    $    30,513      10.7%
Other liabilities ..................................      255,952             --        --        270,294             --        --
                                                      -----------    -----------              -----------    -----------
Total liabilities ..................................      907,247             --        --        554,332             --        --
Stockholders' equity ...............................      542,050             --        --        219,835             --        --
                                                      -----------    -----------              -----------    -----------
Total liabilities and equity .......................  $ 1,449,297             --        --    $   774,167             --        --
                                                      ===========                             ===========

Net interest income and interest margin (1) ........           --    $   180,328      13.8%            --    $    82,698      13.0%
Net interest rate spread (2) .......................           --             --       9.5%            --             --       7.1%

Managed Basis
-------------
Credit card loans ..................................  $ 6,003,791    $ 1,156,888      19.3%   $ 4,000,467    $   738,675      18.5%
Total interest-earning assets ......................    6,140,247      1,163,663      19.0%     4,040,220        740,768      18.3%
Total interest-bearing liabilities .................    5,488,015        335,417       6.1%     3,719,960        234,956       6.3%
Net interest income and interest margin (1) ........           --        828,246      13.5%            --        505,812      12.5%
Net interest rate spread (2) .......................           --             --      12.9%            --             --      12.0%


(1) Net interest margin is computed by dividing net interest income by average total interest-earning assets.
(2) The interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

                                          Year Ended December 31, 1997
                                          ----------------------------

(Dollars in thousands)                  Average                      Yield/
                                        Balance       Interest       Rate
                                        -------       --------       ----
Owned Basis
-----------
Assets:
Interest-earning assets:
Federal funds sold ...............   $    30,049    $     1,636       5.4%
Short-term investments ...........        16,509            863       5.2%
Credit card loans and retained
   interests in loans securitized        356,817         66,695      18.7%
                                     -----------    -----------      ----
Total interest-earning assets ....   $   403,375    $    69,194      17.2%

Other assets .....................       172,739             --        --
Allowance for loan losses ........      (158,211)            --        --
                                     -----------    -----------
Total assets .....................   $   417,903             --        --
                                     ===========
Liabilities and Equity:
Interest-bearing liabilities:
Deposits .........................   $        --    $        --        --
Debt .............................       149,726         11,951       8.0%
                                     -----------    -----------      ----
Total interest-bearing liabilities   $   149,726    $    11,951       8.0%
Other liabilities ................       109,997             --        --
                                     -----------
Total liabilities ................       259,723             --        --
Stockholders' equity .............       158,180             --        --
                                     -----------
Total liabilities and equity .....   $   417,903             --        --
                                     ===========

Net interest income and interest
    margin (1) ...................            --    $    57,243      14.2%
Net interest rate spread (2) .....            --             --       9.2%

Managed Basis
-------------
Credit card loans ................   $ 2,294,893    $   433,334      18.9%
Total interest-earnings assets ...     2,341,451        435,833      18.6%
Total interest-bearing liabilities     2,087,801        129,472       6.2%
Net interest income and interest
   margin (1) ....................            --        306,361      13.1%
Net interest rate spread (2) .....            --             --      12.4%

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

                                             Year Ended December 31,         Year Ended December 31,
                                                  1999 vs. 1998                   1998 vs. 1997
                                             -----------------------         -----------------------

                                                  Change due to*                     Change due to*
(Dollars in thousands)                                                 Increase/
                                      Increase  Volume      Rate      (Decrease)    Volume      Rate

Interest Income:
Federal funds sold ..............   $  3,412   $  3,476   $    (64)   $   (571)   $   (521)   $    (50)
Short-term investments ..........      1,270      1,313        (43)        165         160           5
Credit card loans and retained
   interests in loans securitized    118,276    111,855      6,421      44,423      44,635        (212)
                                    --------   --------   --------    --------    --------    --------
Total interest income ...........    122,958    120,288      2,670      44,017      43,061         956
Interest expense ................     25,328     30,015     (4,687)     18,562      13,397       5,165
                                    --------   --------   --------    --------    --------    --------
Net interest income .............   $ 97,630   $ 90,273   $  7,357    $ 25,455    $ 29,664    $ (4,209)
                                    ========   ========   ========    ========    ========    ========

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. We calculate changes in income and expense independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

Other Operating Income

     Other operating income contributes substantially to our results of operations, representing 73%, 74% and 73% of owned revenues for the years ended December 31, 1999, 1998 and 1997, respectively. Fee-based services revenues, particularly from debt waiver products, provide a significant percentage of other operating income. Debt waiver products and other fee-based services revenues are expected to increase with growth in credit card accounts and as we continue to offer other fee-based services to our customer base and to customers of third parties. The following table presents other operating income on an owned basis:

                                                                Year Ended December 31,
                                                                -----------------------

(Dollars in thousands)                                        1999        1998      1997
                                                              ----        ----      ----
Other Operating Income:
Net securitization and credit card servicing income ......   $318,873   $138,221   $ 79,533
Credit card fees, interchange and other credit
   card income ...........................................    129,808     68,136     43,731
Fee-based services revenues ..............................    175,091    109,123     64,532
                                                             --------   --------   --------
Total ....................................................   $623,772   $315,480   $187,796
                                                             ========   ========   ========


     Other operating income increased $308.3 million for the year ended December 31, 1999, over 1998, primarily due to income generated from the growth in average securitized credit card loans. Additionally, fee-based services revenues increased 60% to $175.1 million because of our marketing efforts to sell other products and services to our customers and customers of third parties. Specifically, debt waiver product revenue increased by $32.2 million to $106.0 million for the year ended December 31, 1999, as we continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $5.7 billion in 1999 from approximately $3.9 billion in 1998.

     Other operating income increased $127.7 million for the year ended December 31, 1998, over 1997, primarily due to income generated from the growth in average credit card loans. Additionally, fee-based services revenues increased 69% to $109.1 million because of our marketing efforts to sell other products and services to our customers and customers of third parties. Specifically, debt waiver product revenue increased by $26.2 million to $73.8 million for the year ended December 31, 1998, as the Company continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $3.9 billion in 1998 from $2.7 billion in 1997.

Other Operating Expense

                                                                 Year Ended December 31,
                                                                 -----------------------

(Dollars in thousands)                                         1999       1998       1997
                                                               ----       ----       ----
Other Operating Expense:
Credit card account and other product solicitation and
   marketing expenses ....................................   $107,726   $ 43,471   $ 31,622
Employee compensation ....................................    122,417     62,627     35,200
Data processing services and communications ..............     52,355     35,445     20,087
Third-party servicing expense ............................     13,615     11,074     12,711
Warranty and debt waiver underwriting and claims servicing
   expense ...............................................     21,091     12,279      6,053
Credit card fraud losses .................................      7,384      4,436      3,240
Customer base intangible amortization ....................     31,752     10,051      2,467
Other ....................................................     81,644     47,777     27,787
                                                             --------   --------   --------
Total ....................................................   $437,984   $227,160   $139,167
                                                             ========   ========   ========

     Total other operating expenses for the year ended December 31, 1999, increased $210.8 million over 1998, largely due to costs associated with the continued growth of our business activities. Credit card account and other product solicitation and marketing expenses increased $64.3 million over 1998, largely due to the increases in credit card marketing expenses to generate new accounts and retain existing profitable accounts and due to fee-based marketing activity for new and existing programs during 1999. Employee compensation increased $59.8 million for the year ended December 31, 1999, due to increased staffing needs to support the increase in credit card accounts and fee-based services active member growth. Other expenses increased $33.9 million for the full year 1999 due to increases in general expenses to support the growth in credit card accounts and fee-based services members.

     Total other operating expenses for the year ended December 31, 1998, increased $88.0 million over 1997, largely due to costs associated with the growth of our business activities. Employee compensation and other expenses increased $27.4 million and $20.0 million, respectively, for the year ended December 31, 1998, due to increased staffing needs and use of outside services to support the increase in credit card accounts, fee-based services active member growth and other functions. Also, data processing services and communications expenses increased $15.4 million, largely due to the growth in credit card accounts, transaction volumes and loan balances.

Income Taxes

     Our provision for income taxes includes both federal and state income taxes. Applicable income tax expense was $76.0 million, $35.9 million and $23.8 million for the years ended December 31, 1999, 1998 and 1997, respectively. This tax expense represents an effective tax rate of 39.7% for the year ended December 31, 1999, and 38.5% for the years ended December 31, 1998 and 1997, respectively. The increase in 1999 was due to the conversion of the Series B Perpetual Convertible Preferred Stock and 12% Senior Notes to the Series C Perpetual Convertible Preferred Stock and the cancellation of warrants.

Asset Quality

     Our delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of our various credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our credit card portfolio affects the stability of delinquency and loss rates. In order to minimize losses, we continue to focus our resources on refining our credit underwriting standards for new accounts, and on collections and post charge-off recovery efforts. At December 31, 1999, 58% of our managed accounts and 50% of our loans were less than 36 months old.

     For the year ended December 31, 1999, our net charge-off ratio was 9.0%, compared to 10.1% and 8.3% for the years ended December 31, 1998 and 1997, respectively. Without the impact of purchase accounting related to acquired portfolios, the charge-off rate was 10.4%, 10.8% and 9.3% for the years ended December 31, 1999, 1998 and 1997, respectively. Our charge-offs have been stable, with losses between 10% and 11% for the last eight quarters. We believe, consistent with our statistical models and other credit analyses that this rate will continue to fluctuate within this range over the next few quarters.

     We use credit line analyses, account management and customer transaction authorization procedures to minimize loan losses. Our risk models determine initial credit lines at the time of solicitation and generally result in lower credit lines than the industry average. Credit lines are managed on an ongoing basis and are adjusted based on customer usage and payment patterns. Customer accounts are continually monitored to maximize profitability. Appropriate collection activities are initiated when an account is delinquent or over limit.

     Delinquencies

     Delinquencies not only have the potential to affect earnings in the form of net loan losses, but are also costly in terms of the personnel and other resources dedicated to their resolution. We monitor delinquency levels on a managed basis, since delinquency on either an owned or managed basis subjects us to credit loss exposure. A credit card account is contractually delinquent if we do not receive the minimum payment by the specified date on the cardholder's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until we charge off the account and all related loans, interest and other fees. The following table presents the delinquency trends of our credit card loan portfolio on a managed portfolio basis:

Managed Loan Delinquency

                                 December 31,    % of   December 31,  % of    December 31,  % of
                                     1999        Total     1998       Total       1997      Total
                                 ------------    ----   ------------  ----    ------------  ----
(Dollars in thousands)
Managed loan portfolio ........   $7,281,322     100%   $5,315,042     100%   $3,546,936     100%
Loans contractually delinquent:
   30 to 59 days ..............      168,882     2.3%      113,449     2.1%       72,114     2.0%
   60 to 89 days ..............      117,740     1.6%       75,049     1.4%       49,300     1.4%
   90 or more days ............      270,092     3.7%      173,812     3.3%      111,166     3.2%
                                  ----------     ---    ----------     ---    ----------     ---
      Total ...................   $  556,714     7.6%   $  362,310     6.8%   $  232,580     6.6%
                                  ==========     ===    ==========     ===    ==========     ===

     The above numbers reflect the continued seasoning of our managed loan portfolio. Without the impact of purchase accounting related to acquired portfolios, delinquency rates would have been 7.8%, 7.4% and 7.1%, respectively. We intend to continue to focus our resources on our collection efforts to minimize the negative impact to net loan losses that results from increased delinquency levels.

     Net charge-offs

     Net charge-offs include the principal amount of losses from cardholders unwilling or unable to pay their loan balances, as well as bankrupt and deceased cardholders, less current period recoveries. Net charge-offs exclude accrued finance charges and fees, which are charged against the related income at the time of charge-off. The following table presents our net charge-offs for the periods indicated as reported in the consolidated financial statements and on a managed portfolio basis:

                                                   Year Ended December 31,
                                                   -----------------------

                                               1999          1998          1997
                                               ----          ----          ----
(Dollars in thousands)

Owned Basis:
   Average loans and retained interests
   in loans securitized outstanding .....   $1,167,072    $  596,380    $  356,817
     Net charge-offs ....................       96,102        58,793        29,398
     Net charge-offs as a percentage
         of average loans outstanding ...          8.2%          9.9%          8.2%
                                            ==========    ==========    ==========

Managed Basis:

     Average loans outstanding ..........   $6,003,791    $4,000,467    $2,294,893
     Net charge-offs ....................      543,085       405,077       191,130
     Net charge-offs as a percentage of
         average loans outstanding ......          9.0%         10.1%          8.3%
                                            ==========    ==========    ==========


     Provision and allowance for loan losses

     We maintain an allowance for loan losses for both owned loans and the retained interests in loans securitized. The portion allocated to the retained interest in loans securitized represents our estimate of a valuation adjustment to report this asset in accordance with SFAS 125. For securitized loans, anticipated losses and related provisions for loan losses are reflected in the calculations of net securitization and credit card servicing income. We make provisions for loan losses in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing loan portfolio.

     The provision for loan losses on a managed basis for the year ended December 31, 1999, totaled $742.5 million compared to a provision of $534.1 million in 1998. The increase in the provision for loan losses in 1999 compared to 1998 is primarily reflective of the large increase in loans and the overall seasoning of the portfolio.

Analysis of Allowance for Loan Losses

     The following table presents the change in our allowance for loan losses and other ratios on a managed portfolio basis for the periods presented:

                                                                              Year Ended December 31,
                                                                              -----------------------

(Dollars in thousands)                                                    1999          1998          1997
                                                                          ----          ----          ----
Managed Basis:
Balance at beginning of year .......................................   $ 393,283     $ 244,084     $  95,669
Allowance related to assets acquired, net ..........................      26,293        20,152        20,246
Provision for loan losses ..........................................     742,537       534,124       319,299
Loans charged off ..................................................    (582,637)     (420,875)     (195,535)
Recoveries .........................................................      39,552        15,798         4,405
                                                                       ---------     ---------     ---------
Net loan charge-offs ...............................................    (543,085)     (405,077)     (191,130)
                                                                       ---------     ---------     ---------
Balance at end of year .............................................   $ 619,028     $ 393,283     $ 244,084
                                                                       =========     =========     =========

Ending allowance as a percent of loans .............................         8.5%          7.4%          6.9%
                                                                       =========     =========     =========

     We believe the allowance for loan losses is adequate to cover probable losses in the loan portfolio under current conditions. However, there can be no assurance as to the future credit losses that may be incurred in connection with our loan portfolio, nor can there be any assurance that the loan loss allowance that has been established will be sufficient to absorb such expected loan losses. We continually monitor the allowance for loan losses and make additional provisions to the allowance as we deem appropriate.

Derivatives Activities

     We use derivative financial instruments for the purpose of managing our exposure to interest rate risks. We have a number of procedures in place to monitor and control both market and credit risk from these derivatives activities. Our senior management approves all derivatives strategies and transactions.

Market Risk

     Market risk is the risk of loss from adverse changes in market prices and rates. Our principal market risk is the possibility of changes in interest rates. This affects us directly in our lending and borrowing activities, as well as indirectly, as interest rates may impact the payment performance of our cardholders.

     To manage our direct risk to market interest rates and minimize the impact that changes in interest rates have on the fair market value of assets, net income and cash flow, we actively monitor the interest rates and the interest-sensitive components of our owned and managed balance sheet. We manage the impact of changes in interest rates on the Company primarily by matching asset and liability repricings.

     Our primary managed assets are credit card loans, which are virtually all priced at rates indexed to the variable Prime Rate. We fund credit card loans through a combination of securitizations, subsidiary bank deposits, our $300 million bank credit facilities, $250 million in senior notes, cash flow from operations, and equity issuance. Our securitized loans are owned by a trust and bank-sponsored multi-seller receivables conduits, which have committed funding indexed to variable commercial paper rates and the London Interbank Offered Rate ("LIBOR"). The $300 million bank credit facilities have pricing that is also indexed to LIBOR or Prime Rate. The subsidiary bank deposits and long-term debt are at fixed interest rates. At December 31, 1999, approximately 15.2% of the trust and conduit funding of securitized receivables was funded with fixed rate certificates.

     Including the impact of interest rate derivative transactions with the trust and conduit funding, in an interest rate environment with rates significantly below current rates, 87% of the funding for the managed loan portfolio is indexed to floating commercial paper and LIBOR rates. In an interest rate environment with rates significantly above current rates, we mitigate the potentially negative impact on earnings of higher interest expense through the fixed rate funding and interest rate cap contracts.

     The approach we use to quantify interest rate risk is a sensitivity analysis, which we believe best reflects the risk inherent in our business. This approach calculates the impact on net income from an instantaneous and sustained change in interest rates by 200 basis points. Assuming no counteractive measures by management, a 200 basis point increase in interest rates affecting our floating rate financial instruments, including both debt obligations and loans, will result in an increase in net income of approximately $25.4 million relative to a base case over the next 12 months; while a decrease of 200 basis points will result in a reduction in net income of approximately $25.1 million. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. In addition, this methodology does not take into account the indirect impact interest rates may have on the payment performance of our cardholders. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or other costs associated with managing immediate changes in interest rates.

Liquidity, Funding and Capital Resources

     One of our primary financial goals is to maintain an adequate level of liquidity through active management of assets and liabilities. Because the pricing and maturity characteristics of our assets and liabilities change, liquidity management is a dynamic process, affected by changes in short- and long-term interest rates. We use a variety of financing sources to manage liquidity, refunding, and interest rate risks.


                   Metris Companies Inc. Year-End Funding Mix*
                   -------------------------------------------

                                            (At December 31)
                                            ----------------

                                        1999                1998
                                        ----                ----
   Total Year-End Funding .......   $7.3 billion        $5.3 billion

   Bank Loans ...................    1.4%                2.1%
   Long-term Debt ...............    3.4%                3.8%
   Equity .......................    8.6%                8.1%
   Bank Conduit Securitizations .   10.3%               17.6%
   Deposits .....................   10.7%                 --
   Metris Master Trust ..........   65.6%               68.4%
                                   -----               -----
                                   100.0%              100.0%
                                   =====               =====

                 (*Chart replaces graph in 1999 Annual Report.)


     We finance the growth of our credit card loan portfolio through asset securitization, subsidiary bank deposits, bank loans, long-term debt issuance, cash flow from operations, and equity issuance.

     At December 31, 1999 and 1998, we had received cumulative net proceeds of approximately $5.5 billion and $4.6 billion, respectively, from sales of credit card loans to the trust and conduits. We used cash generated from these transactions to reduce borrowings and to fund credit card loan portfolio growth. We rely upon the securitization of our credit card loans to fund portfolio growth. To date, we have completed securitization transactions on terms that we believe are satisfactory. Our ability to securitize our assets depends on the favorable investor demand and legal, regulatory and tax conditions for securitization transactions, as well as continued favorable performance of our securitized portfolio of receivables. Any adverse change could force us to rely on other potentially more expensive funding sources and, in the worst case scenario, could create liquidity risks if other funding is unavailable or significantly limit our ability to grow.

     The following table presents the amounts, at December 31, 1999, of investor principal in securitized receivables scheduled to amortize in future years. We base the amortization amounts on estimated amortization periods, which are subject to change based on the trust and conduit performance.

(Dollars in thousands)
2000 ..........................................             $2,116,040
2001 ..........................................              2,102,273
2002 ..........................................                      0
2003 ..........................................                500,000
2004 ..........................................                300,000
Thereafter ....................................                500,000
                                                            ----------
Total Securitized Loans at December 31, 1999                $5,518,313
                                                            ==========

     Beginning in the first quarter of 1999, Direct Merchants Bank began issuing certificates of deposit. These CDs are issued in increments of $100,000. As of December 31, 1999, $758.5 million of CDs were outstanding with maturities ranging from three months to two years with fixed interest rates ranging from 5.2% to 6.6%.

     We have a $200 million, three-year revolving credit facility and a $100 million five-year term loan, collectively (the "Credit Facilities") with a syndicate of banks and money market mutual funds. These credit facilities became effective upon the spin off from Fingerhut on September 25, 1998. At December 31, 1999 and 1998, we were in compliance with all financial covenants under credit facilities. At December 31, 1999 and 1998, we had outstanding borrowings of $100 million and $110 million, respectively, under these credit facilities.

     On July 15, 1999, we privately issued and sold $150 million of 10.125% Senior Notes due 2006 pursuant to an exemption from registration under Rule 144A of the Securities Act of 1933. In October of 1999, we commenced an exchange offer for the Senior Notes pursuant to a registration statement. The terms of the new Senior Notes were identical in all material respects to the original private issue. The exchange offer was completed in November of 1999. In November 1997, we privately issued and sold $100 million of 10% Senior Notes due 2004. The Senior Notes are guaranteed on the same basis as the Senior Notes due 2006.

     On November 13, 1998, we sold $200 million in Series B Perpetual Preferred Stock and $100 million in 12% Senior Notes due 2006 to affiliates of the Thomas
H. Lee Company. We also issued 7.5 million ten-year warrants to purchase shares of our common stock for $15, subject to adjustment in certain circumstances. The Series B Preferred had a 12.5% dividend payable in additional shares of Series B Preferred for ten years, then converting to payable in cash.

     On March 12, 1999, shareholders approved conversion of the Series B Preferred and 12% Senior Notes into Series C Perpetual Convertible Preferred Stock. On May 28, 1999, notice was received that there was no regulatory objection to the conversion to the Series C Preferred, and the Series B Preferred and the 12% Senior Notes were converted into 0.8 million shares of Series C Preferred at a conversion price of $18.63 and the warrants were canceled. The Series C Preferred has a 9% dividend payable in additional shares of Series C Preferred and will also receive any dividends paid on the Company's common stock on an as converted basis. The cumulative payment-in-kind dividends are effectively guaranteed for a seven-year period. Assuming conversion of the Series C Preferred into common stock had occurred at December 31, 1999, the Lee Company would have owned over 30% of the Company on a diluted basis.

     Converting to the Series C Preferred caused a one-time, non-cash, accounting adjustment for extinguishing the Series B Preferred and 12% Senior Notes. We allocated the excess of the fair value of the Series C Preferred over the carrying value of the Series B Preferred and the 12% Senior Notes at the time of the conversion to the 12% Senior Notes and the Series B Preferred Stock based upon their initial fair values. We recognized the $50.8 million allocated to the 12% Senior Notes as an extraordinary loss from the early extinguishment of debt and the $101.6 million allocated to the Series B Preferred as a reduction of net income applicable to common stockholders. We did not record the extraordinary loss attributable to the 12% Senior Notes net of taxes. These adjustments had no impact on total stockholders' equity.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to us or our subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to us. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. These restrictions were not material to our operations at December 31, 1999 and 1998.

     As the portfolio of credit card loans grows, or as the trust and conduit securitization fundings amortize, our funding needs will increase accordingly. We believe that our asset securitization, subsidiary bank deposits, bank loans, long-term debt, cash flow from operations and equity will provide us with adequate liquidity for meeting anticipated cash needs, although no assurance can be given to that effect.

Capital Adequacy

     During 1999, we improved our financial position, as reflected by an increase in stockholders' equity, through the conversion of the 12% Senior Notes into Series C Preferred as described above, which increased stockholders' equity by approximately $104 million.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of the Currency (the "OCC"), its primary regulator. At December 31, 1999 and 1998, Direct Merchants Bank exceeded the minimum required capital levels and was considered a "well-capitalized" depository institution under regulations of the OCC.

Newly Issued Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. It requires enterprises to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We are evaluating the financial impact the adoption of this statement will have on in our financial statements.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 - Revenue Recognition in Financial Statements. This SAB formalized the accounting for services sold with a full refund, requiring all companies to defer recognition of service revenues until the cancellation period is complete. We adopted this practice for membership programs in 1998, before the official guidance was released. Due to the adoption of this SAB, we expect to record a cumulative effect of exchange in accounting principle in the first quarter of 2000, with a net after-tax impact of $3-4 million. This one-time, non-cash, adjustment is to defer recognition of debt waiver revenue until the cancellation period is complete, which is one month. Prior to this change, we recognized one-half of the current period revenues in the month billed.

Year 2000

     The "Year 2000 Problem" is a result of software systems or hardware systems utilizing two digits instead of four digits to define the year. Software or hardware with only two-digit capacity may interpret the year 00 as 1900 when calculating age, length of a phone call, financing period for a loan, or expiration for a credit card.

     The Company established a project team to manage its Year 2000 efforts. The Year 2000 Project consisted of the following phases: Awareness Phase, Assessment Phase, Renovation Phase, and Validation and Implementation Phase. The project is complete.

     The Company did not experience any problems related to the Year 2000 date change. In addition, the costs of Year 2000 compliance were not material to the Company's consolidated financial position, results of operations, or cash flows.

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

     Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors, which can not be predicted with certainty, will be important in determining future results. Among such factors are the Company's limited operating history as a stand alone entity, its limited experience in originating and servicing credit card accounts, the lack of seasoning of its credit card accounts which renders predictability of delinquencies more difficult, higher default and bankruptcy rates of the Company's target market of moderate-income consumers, interest rate risks, risks associated with acquired portfolios, dependence on the securitization markets, state and federal laws and regulations, and general economic conditions that can have a major impact on the performance of loans. Each of these factors and others are more fully discussed under the caption "Business--Risk Factors" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. As a result of these factors, we cannot guarantee any forward-looking statements. Actual future results may vary materially. Also, please note that the factors we provide are those we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here or in the Company's 10-K for the year ended December 31, 1999, could also adversely affect the Company.

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

     The consolidated financial statements have been audited by the Company's independent auditors, KPMG LLP, whose independent professional opinion appears separately. Their opinion on the consolidated financial statements is based on auditing procedures that include performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the consolidated financial statements are free of material misstatement.

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

Ronald N. Zebeck                                     David D. Wesselink
President and                                        Executive Vice President,
Chief Executive Officer                              Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Metris Companies Inc.:

     We have audited the accompanying consolidated balance sheets of Metris Companies Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metris Companies Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
January 19, 2000



Item 8.  Financial Statements and Supplementary Data

                                       METRIS COMPANIES INC. AND SUBSIDIARIES
                                            Consolidated Balance Sheets
                                    (Dollars in thousands, except per-share data)

                                                                                       December 31,
                                                                                       ------------

                                                                                     1999         1998
                                                                                     ----         ----
Assets:
Cash and due from banks ........................................................  $   28,505    $ 22,114
Federal funds sold .............................................................     118,962      15,060
Short-term investments .........................................................      46,966         173
                                                                                  ----------    --------
   Cash and cash equivalents ...................................................     194,433      37,347
                                                                                  ----------    --------
Retained interests in loans securitized ........................................   1,617,226     753,469
   Less: Allowance for loan losses .............................................     606,853     393,283
                                                                                  ----------    --------
Net retained interests in loans securitized ....................................   1,010,373     360,186
                                                                                  ----------    --------
Credit card loans (net of allowance for loan losses of $12,175)                      131,038          --
Loans held for securitization ..................................................       2,570       3,430
Property and equipment, net ....................................................      56,914      21,982
Accrued interest and fees receivable ...........................................      17,704       6,009
Prepaid expenses and deferred charges ..........................................      57,371      59,104
Deferred income taxes ..........................................................     185,613     153,021
Customer base intangible .......................................................      83,809      81,892
Other receivables due from credit card securitizations, net ...................      243,978     185,935
Other assets ...................................................................      61,279      36,813
                                                                                  ----------    --------
      Total assets .............................................................  $2,045,082    $945,719
                                                                                  ==========    ========

Liabilities:

Deposits .......................................................................  $  775,381  $       --
Debt ...........................................................................     345,012     310,896
Accounts payable ...............................................................      45,850      19,091
Current income taxes payable ...................................................      22,969      31,783
Deferred income ................................................................     171,666     124,892
Accrued expenses and other liabilities .........................................      60,403      26,075
                                                                                  ----------    --------
   Total liabilities ...........................................................  $1,421,281    $512,737
                                                                                  ----------    --------

Stockholders' Equity:

Preferred  stock -  Series  B,  par  value  $.01 per  share;  10,000,000  shares
   authorized, 539,866 shares issued and outstanding                              $       --    $201,100
Convertible  preferred  stock - Series C, par value $.01 per  share;  10,000,000
   shares authorized, 885,178 shares issued and outstanding                          329,729          --
Common  stock,  par  value  $.01  per  share; 100,000,000 shares authorized,
   38,612,955 and 38,519,500 shares issued and outstanding, respectively                 386         193
Paid-in capital ................................................................     130,772     107,615
Retained earnings ..............................................................     162,914     124,074
                                                                                  ----------    --------
   Total stockholders' equity ..................................................  $  623,801    $432,982
                                                                                  ----------    --------
   Total liabilities and stockholders' equity ..................................  $2,045,082    $945,719
                                                                                  ==========    ========

                            See accompanying Notes to Consolidated Financial Statements.


                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        Consolidated Statements of Income
                  (Dollars in thousands, except per-share data)

                                                   Year Ended December 31,
                                                   -----------------------

                                                 1999         1998        1997
                                                 ----         ----        ----
Interest Income:
Credit card loans and retained
     interests in loans securitized .......   $ 229,394    $ 111,118   $  66,695
Federal funds sold ........................       4,477        1,065       1,636
Other .....................................       2,298        1,028         863
                                              ---------    ---------   ---------
Total interest income .....................     236,169      113,211      69,194
Interest expense ..........................      55,841       30,513      11,951
                                              ---------    ---------   ---------
Net Interest Income .......................     180,328       82,698      57,243
Provision for loan losses .................     174,800       77,770      43,989
                                              ---------    ---------   ---------
Net Interest Income
     After Provision for Loan Losses ......       5,528        4,928      13,254
                                              ---------    ---------   ---------
Other Operating Income:
Net securitization and credit card
     servicing income .....................     318,873      138,221      79,533
Credit card fees, interchange
     and other credit card income .........     129,808       68,136      43,731
Fee-based services revenues ...............     175,091      109,123      64,532
                                              ---------    ---------   ---------
                                                623,772      315,480     187,796
                                              ---------    ---------   ---------

Other Operating Expense:
Credit card account and other product
     solicitation and marketing expenses ..     107,726       43,471      31,622
Employee compensation .....................     122,417       62,627      35,200
Data processing services and
     communications .......................      52,355       35,445      20,087
Third-party servicing expense .............      13,615       11,074      12,711
Warranty and debt waiver underwriting
     and claims servicing expense .........      21,091       12,279       6,053
Credit card fraud losses ..................       7,384        4,436       3,240
Customer base intangible amortization .....      31,752       10,051       2,467
Other .....................................      81,644       47,777      27,787
                                              ---------    ---------   ---------
                                                437,984      227,160     139,167
                                              ---------    ---------   ---------
Income Before Income Taxes and
     Extraordinary Loss ...................     191,316       93,248      61,883
Income taxes ..............................      75,953       35,900      23,825
                                              ---------    ---------   ---------
Income Before Extraordinary Loss ..........     115,363       57,348      38,058
Extraordinary loss from early
     extinguishment of debt ...............      50,808           --          --
                                              ---------    ---------   ---------
Net Income ................................      64,555       57,348      38,058
Preferred stock dividends-Series B ........       7,506        1,100          --
Convertible preferred stock
     dividends-Series C....................      17,080          --           --
Adjustment for the retirement of
     Series B preferred stock..............     101,615           --          --
                                              ---------    ---------   ---------
Net (Loss) Income Applicable to
   Common Stockholders ....................   $ (61,646)   $  56,248   $  38,058
                                              =========    =========   =========

Earnings per share:
     Basic-(loss) income before
         extraordinary loss ..........       $   (0.28)    $   1.46    $    0.99
     Basic-extraordinary loss ........           (1.32)          --           --
     Basic-net (loss) income .........           (1.60)        1.46         0.99
     Diluted-(loss) income before
         extraordinary loss ..........           (0.28)        1.41         0.94
     Diluted-extraordinary loss ......           (1.32)          --           --
     Diluted-net (loss) income .......           (1.60)        1.41         0.94
Shares used to compute earnings
     per share:
Basic ................................          38,570       38,464       38,450
Diluted ..............................          38,570       39,937       40,476

     See accompanying Notes to Consolidated Financial Statements.


                                       METRIS COMPANIES INC. AND SUBSIDIARIES
                             Consolidated Statements of Changes in Stockholders' Equity
                                               (Dollars in thousands)

                                                                                                   Total
                                              Preferred     Common      Paid-In      Retained   Stockholders'
                                                Stock       Stock       Capital      Earnings      Equity
                                                -----       -----       -------      --------      ------

BALANCE, DECEMBER 31, 1996 ...............   $      --    $     192    $ 107,220    $  31,306    $ 138,718
   Net income ............................          --           --           --       38,058       38,058
   Common stock dividends and other - cash          --           --         (161)        (577)        (738)
                                             ---------    ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1997 ...............   $      --    $     192    $ 107,059    $  68,787    $ 176,038
                                             =========    =========    =========    =========    =========
   Net income ............................          --           --           --       57,348       57,348
   Issuance of preferred stock ...........     200,000           --           --           --      200,000
   Common stock dividends and other - cash          --           --           --         (961)        (961)
   Preferred dividends in kind - Series B        1,100           --           --       (1,100)          --
   Issuance of common stock under employee
      benefit plans ......................          --            1          556         --            557
                                             ---------    ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1998 ...............   $ 201,100    $     193    $ 107,615    $ 124,074    $ 432,982
                                             =========    =========    =========    =========    =========
     Net income ..........................          --           --           --       64,555       64,555
     Retirement of preferred stock -
         Series B ........................    (208,606)          --     (101,615)          --     (310,221)
     Issuance of preferred stock -
         Series C ........................     312,910           --      122,369           --      435,279
     Cash dividends ......................          --           --           --       (1,390)      (1,390)
     June 1999 two-for-one stock split ...          --          193         (193)          --           --
     Preferred dividends in kind -
         Series B ........................       7,506           --           --       (7,506)          --
     Preferred dividends in kind -
         Series C ........................      16,819           --           --      (16,819)          --
     Issuance of common stock under
         employee benefit plans ..........          --           --        2,596           --        2,596
                                             ---------    ---------    ---------    ---------    ---------
BALANCE, DECEMBER 31, 1999 ...............   $ 329,729    $     386    $ 130,772    $ 162,914    $ 623,801
                                             =========    =========    =========    =========    =========

                            See accompanying Notes to Consolidated Financial Statements.

                                       METRIS COMPANIES INC. AND SUBSIDIARIES
                                        Consolidated Statements of Cash Flows
                                               (Dollars in thousands)

                                                                             Year Ended December 31,
                                                                             -----------------------

                                                                        1999           1998           1997
                                                                        ----           ----           ----
Operating Activities:
Net income ......................................................   $    64,555    $    57,348     $    38,058
Adjustments to reconcile net income to net cash provided by
   operating activities:
   Extraordinary loss from early extinguishment of debt..........        50,808             --              --
   Depreciation and amortization ................................        75,341         48,678          15,942
   Change in allowance for loan losses ..........................       225,745        149,199         148,415
   Changes in operating assets and liabilities:
      Accrued interest and fees receivable ......................       (11,695)        (1,699)         (1,368)
      Prepaid expenses and deferred charges .....................       (46,448)       (61,163)        (23,150)
      Deferred income taxes .....................................       (32,592)       (72,234)        (49,259)
      Other receivables due from credit card securitizations, net       (61,144)      (112,170)        (31,911)
      Accounts payable and accrued expenses .....................        65,337        (14,553)         28,246
      Current income taxes payable ..............................        (8,814)        22,082           8,241
      Deferred income ...........................................        46,774         75,688          26,021
      Other .....................................................       (39,983)       (26,264)        (16,022)
                                                                    -----------    -----------     -----------
Net cash provided by operating activities .......................       327,884         64,912         143,213
                                                                    -----------    -----------     -----------
Investing Activities:
Proceeds from repayments of securitized loans...................        960,170      1,491,832       1,665,700
Net loans originated or collected ...............................      (843,274)      (901,740)     (1,231,223)
Credit card portfolio acquisitions ..............................    (1,156,673)      (921,558)       (738,104)
Additions to premises and equipment .............................       (41,724)       (10,814)        (11,705)
                                                                    -----------    -----------     -----------
Net cash used in investing activities ...........................    (1,081,501)      (342,280)       (315,332)
                                                                    -----------    -----------     -----------
Financing Activities:
Net (decrease)/increase in short-term borrowings.................       (10,000)       (34,000)         88,837
Proceeds from the issuance of long-term debt.....................       144,116        100,896         100,000
Net increase in deposits ........................................       775,381             --              --
Cash dividends paid .............................................        (1,390)          (961)           (577)
(Decrease)/Increase in preferred equity .........................          (124)       200,000              --
Increase in common equity .......................................         2,720            557              --
                                                                    -----------    -----------     -----------
Net cash provided by financing activities .......................       910,703        266,492         188,260
                                                                    -----------    -----------     -----------
Net increase (decrease) in cash and cash equivalents.............       157,086        (10,876)         16,141
Cash and cash equivalents at beginning of year...................        37,347         48,223          32,082
                                                                    -----------    -----------     -----------
Cash and cash equivalents at end of year ........................   $   194,433    $    37,347     $    48,223
                                                                    ===========    ===========     ===========

                                     See accompanying Notes to Consolidated Financial Statements.

                     METRIS COMPANIES INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     (Dollars in thousands, except as noted)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Metris Companies Inc. ("MCI") and its subsidiaries (collectively, the "Company") including Direct Merchants Credit Card Bank, N.A. ("Direct Merchants Bank") which may be referred to as "we," "us" and "our." The Company is an information-based direct marketer of consumer credit products and fee-based services primarily to moderate-income consumers.

     Prior to September 25, 1998, Fingerhut Companies, Inc. owned 83% of the Company. On September 25, 1998, Fingerhut distributed its remaining shares of the Company to Fingerhut shareholders in a tax-free distribution (the "spin off").

     All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation.

Pervasiveness of Estimates

     We have prepared the consolidated financial statements in accordance with generally accepted accounting principles, which require us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Federal Funds Sold and Short-term Investments

     Federal funds sold are short-term loans made to banks through the Federal Reserve System. It is the Company's policy to make such loans only to banks that are considered to be in compliance with their regulatory capital requirements. Short-term investments are investments in commercial paper, money market mutual funds and certificates of deposits with maturities less than three months.

Loans Held for Securitization and Credit Card Loans

     Loans held for securitization are credit card loans we intend to securitize, generally no later than three months from origination and are recorded at the lower of aggregate cost or market value. Credit card loans are receivables from consumers that we do not intend to securitize.

 Securitization, Retained Interests in Loans Securitized and
     Securitization Income

     We securitize and sell a significant portion of our credit card loans to both public and private investors through the Metris Master Trust and third-party bank-sponsored, multi-seller receivables conduits. We retain participating interests in the credit card loans under "Retained interests in loans securitized" on the consolidated balance sheets. Our retained interests in loans securitized are subordinate to the interests of investors in the trust and conduit portfolios. Although we continue to service the securitized credit card accounts and maintain the customer relationships, these transactions are treated as sales for financial reporting purposes and the associated loans are not reflected on the consolidated balance sheets.

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

     The securitization and sale of credit card loans changes our interest in such loans from lender to servicer, with a corresponding change in how revenue is reported in the statements of income. For securitized and sold credit card loans, amounts that otherwise would have been recorded as interest income, interest expense, fee income and provision for loan losses are instead reported in other operating income as "Net securitization and credit card servicing income." We have various receivables from the trust or conduits and other assets as a result of securitizations, including: amounts deposited in accounts held by the trust for the benefit of the trust's security holders; amounts due from interest rate caps, swaps and floors; accrued interest and fees on the securitized receivables; servicing fee receivables and various other receivables. These amounts are reported as "Other receivables due from credit card securitizations, net" on the consolidated balance sheets. The provision for loan losses reflected on the statements of income in "Net securitization and credit card servicing income" was $567.7 million, $456.4 million and $275.3 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Allowance for Loan Losses

     Provisions for loan losses are made in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing managed loan portfolio, effectively reducing our retained interests in loans securitized to fair value. In evaluating the adequacy of the allowance for loan losses, we consider several factors, including: historical charge-off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; and other factors. Significant changes in these factors could affect the adequacy of the allowance for loan losses in the near term. Credit card accounts are generally charged off at the end of the month during which the loan becomes contractually 180 days past due, with the exception of bankrupt accounts, which are charged off immediately upon formal notification of bankruptcy, and accounts of deceased cardholders without a surviving, contractually liable individual, or an estate large enough to pay the debt in full, which are also charged off immediately upon notification.

Property and Equipment

     Property and equipment, and computer hardware and software are stated at cost and depreciated on a straight-line basis over their estimated economic useful lives. We capitalize software developed for internal use that represents major enhancements or replacements of operating and management information systems. Amortization of such capitalized software begins when the systems are fully developed and ready for implementation. Repairs and maintenance are charged to expense as incurred.

Customer Base Intangible

     The customer base intangible represents the excess of amounts paid for portfolio acquisitions over the related credit card loan balances net of reserves and discounts. The intangible assets are amortized over the estimated periods of benefit, generally five to seven years, in proportion to the expected benefits to be recognized. The amounts amortized for 1999, 1998 and 1997 were $31.8 million, $10.1 million and $2.5 million, respectively.

Interest Income on Credit Card Loans

     Interest income on credit card loans is accrued and earned based on the principal amount of the loans outstanding using the effective-yield method. Accrued interest which has been billed to the customer but not yet received is classified on the balance sheet with the related credit card loans. Accrued interest which has not yet been billed to the customer is estimated and classified on the balance sheet separate from the loan balance. Interest income is generally recognized until a loan is charged off. At that time, the accrued interest portion of the charged-off balance is deducted from current period interest income.

Fee-Based Services

     Debt Waiver Products

     Direct Merchants Bank offers various debt waiver products to its credit card customers for which it retains the claims risk. Revenue for such products is recognized ratably over the coverage period, generally one month, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Revenues recorded for debt waiver products are included in the consolidated statements of income under "Fee-based services revenues" and were $106.0 million, $73.8 million and $47.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. Unearned revenues and reserves for pending claims are recorded in the consolidated balance sheets in "Deferred income" and "Accrued expenses and other liabilities" and combined amounted to $7.1 million and $4.8 million as of December 31, 1999 and 1998, respectively.

     Membership Programs

     Membership fees for fee-based product sales are generally billed through financial institutions, including Direct Merchants Bank, and other cardholder-based institutions and are recorded as deferred membership income upon acceptance of membership and pro-rated over the membership period beginning after the contractual cancellation period is complete. Deferred fee-based revenues totaled $127.5 million and $72.9 million at December 31, 1999 and 1998, respectively.

     In accordance with the provisions of Statement of Position 93-7, "Reporting on Advertising Costs," qualifying membership acquisition costs are deferred and charged to expense as membership fees are recognized. These costs, which relate directly to membership solicitations (direct response advertising costs), principally include: postage, printing, mailings and telemarketing costs. Such costs are amortized on a straight-line basis as revenues are realized over the membership period. Amortization of membership acquisition costs amounted to $9.9 million, $8.9 million and $2.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. If deferred membership acquisition costs were to exceed the membership fee, an appropriate adjustment would be made for impairment. Deferred fee-based membership acquisition costs amounted to $30.6 million and $22.4 million as of December 31, 1999 and 1998, respectively.

     During the quarter ended September 30, 1998, we changed our method of recognizing revenue for certain fee-based services for which a cancellation period with a full refund exists. This change was made to be consistent with revenue recognition policy changes made by others in our industry. Previously, we had recognized a portion of the revenue, net of estimated cancellations, associated with such services during the refund period. We now defer the recognition of revenue until the expiration of the cancellation period, at which time revenue relating to the full refund period is recognized. The remaining revenue is recognized over the remaining term of the membership. We continue to defer qualifying direct-response advertising costs and amortize these expenses in proportion to revenue recognized. This change resulted in a cumulative one-time reduction in revenues of approximately $3.0 million and a corresponding reduction in expenses of approximately $3.1 million, or a $68,000 increase in net income. This cumulative impact is reflected in the consolidated statement of income for the year ended December 31, 1998.

     Extended Service Plans

     We coordinate the marketing activities for Fingerhut's sales of extended service plans. We perform administrative services and retain the claims risk for all extended service plans sold. As a result, extended service plan revenues and the incremental direct acquisition costs are deferred and recognized on a straight-line basis over the life of the related extended service plan contracts beginning after the expiration of any manufacturers' warranty coverage. The provision for service contract returns charged against deferred income for the years ended December 31, 1999, 1998 and 1997, amounted to $5.0 million, $4.8 million and $4.6 million, respectively. Additionally, prior to 1999, we reimbursed Fingerhut for the cost of its marketing media and other services utilized in the sales of extended service plans, based on contracts sold and on media utilization costs as agreed to by us and Fingerhut. Beginning in 1999, Fingerhut was responsible for paying a majority of the marketing expense and therefore retained a larger portion of the related revenue.

Credit Card Fees and Origination Costs

     Credit card fees include annual membership, late payment, overlimit, returned check, cash advance transaction fees and other miscellaneous fees. These fees are assessed according to the terms of the related cardholder agreements.

     We defer direct credit card origination costs associated with successful credit card solicitations that we incur in transactions with independent third parties, and certain other costs that we incur in connection with loan underwriting and the preparation and processing of loan documents. These deferred credit card origination costs are netted against the related credit card annual fee, if any, and amortized on a straight-line basis over the cardholder's privilege period, generally 12 months. Net deferred fees were $11.8 million and $9.6 million as of December 31, 1999 and 1998, respectively.

Solicitation Expenses

     Credit card account costs, including printing, credit bureaus, list processing costs, telemarketing and postage, are generally expensed as incurred over the two to three month period during which the related responses to such solicitation are received.

Credit Card Fraud Losses

     We experience credit card fraud losses from the unauthorized use of credit cards. These fraudulent transactions are expensed when identified, through the establishment of a reserve for the transactions. These amounts are charged off after 90 days, after all attempts to recover the amounts from such transactions, including chargebacks to merchants and claims against cardholders, are exhausted.

Interest Rate Risk Management Contracts

     The nature and composition of our assets and liabilities and securitized loans expose us to interest rate risk. We enter into a variety of interest rate risk management contracts such as interest rate swap, floor and cap agreements with highly rated counterparties in order to hedge our interest rate exposure. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" on the consolidated statements of income. Premiums paid for such contracts and the related interest payable or receivable under such contracts are classified under "Other receivables due from credit card securitization, net," on the consolidated balance sheets. Premiums paid for interest rate contracts are recorded at cost and amortized on a straight-line basis over the life of the contract.

Debt Issuance Costs

     Debt issuance costs are the costs related to issuing new debt securities and establishing new securitizations under the trust or conduits. The costs are capitalized as incurred and amortized to expense over the term of the new debt security.

Income Taxes

     We determine deferred taxes based on the temporary differences between the financial statement and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred taxes are based on the enacted rate that is expected to apply when the temporary differences reverse. For periods prior to the spin off, we were included in the consolidated federal and certain state income tax returns of Fingerhut Companies, Inc. Based on a tax sharing agreement between us and Fingerhut Companies, Inc., the provision and deferred income taxes are computed based only on our financial results as if we filed our own federal and state tax returns.

Statements of Cash Flows

     We prepare our consolidated statements of cash flows using the indirect method, which requires a reconciliation of net income to net cash from operating activities. In addition, we net certain cash receipts and cash payments from credit card loans made to customers, including principal collections on those loans. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, short-term investments (mainly commercial paper and money market funds), and all other highly liquid investments with original maturities of three months or less.

     Cash paid for interest during the years ended December 31, 1999, 1998 and 1997, was $29.5 million, $28.4 million and $9.4 million, respectively. Cash paid for income taxes for the same periods was $117.0 million, $86.1 million and $64.8 million, respectively.

     The statement of cash flows for the year ended December 31, 1999, reflects the non-cash adjustments related to the conversion of the Series B Perpetual Preferred Stock and 12% Senior Notes and the cancellation of warrants (see Note
6). The conversion to Series C Perpetual Convertible Preferred Stock resulted in non-cash reductions in debt and accrued interest of $100 million and $4.3 million, respectively, offset by an increase of $104.3 million in equity.

Earnings Per Share

     Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The following table presents the computation of basic and diluted weighted average shares used in the per-share calculations:

                                                  Year Ended December 31,
                                                  -----------------------

                                               1999         1998        1997
                                               ----         ----        ----
(In thousands, except per-share amounts)
Income before extraordinary loss ........   $ 115,363    $  57,348   $  38,058
Preferred dividends - Series B ..........       7,506        1,100          --
Preferred dividends - Series C ..........      17,080           --          --
Adjustment for the retirement of Series B
     preferred stock ....................     101,615           --          --
                                            ---------    ---------   ---------
Net (loss) income applicable to common
     stockholders before extraordinary
     items ..............................     (10,838)      56,248      38,058
Extraordinary loss from the early
     extinguishment of debt .............      50,808           --          --
                                            ---------    ---------   ---------
Net (loss) income applicable to common
     stockholders .......................   $ (61,646)   $  56,248   $  38,058
                                            =========    =========   =========

Weighted average common shares
     outstanding ........................      38,570       38,464      38,450
Adjustments for dilutive securities:
Assumed exercise of outstanding stock
   options(1) ...........................        --          1,473       2,026
                                            ---------    ---------   ---------
Diluted common shares ...................      38,570       39,937      40,476
                                            =========    =========   =========

Earnings per share:
     Basic-(loss) income  before
         extraordinary loss .............   $   (0.28)   $    1.46   $    0.99
     Basic-extraordinary loss ...........       (1.32)          --          --
     Basic-net (loss) income ............       (1.60)        1.46        0.99
     Diluted-(loss) income  before
         extraordinary loss .............       (0.28)        1.41        0.94
     Diluted-extraordinary loss .........       (1.32)          --          --
     Diluted-net (loss) income ..........       (1.60)        1.41        0.94

(1) For the year ended December 31, 1999, there were options and convertible preferred stock outstanding to purchase 2.1 million and 10.2 million common shares. These potential common shares have been excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

Comprehensive Income

     During 1998, we adopted SFAS 130, "Reporting Comprehensive Income." This statement does not apply to our current financial results and therefore, net income equals comprehensive income.


NOTE 3 - ALLOWANCE FOR LOAN LOSSES

     We maintain an allowance for loan losses for both owned loans and the retained interests in loans securitized. The portion allocated to the retained interest in loans securitized represents our estimated valuation adjustment to report this asset in accordance with SFAS 125. For securitized loans, anticipated losses and related provisions for loan losses are reflected in the calculations of net securitization and credit card servicing income. We make provisions for loan losses in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable future losses of principal and earned interest, net of recoveries, inherent in the existing loan portfolio.

     The activity in the allowance for loan losses is as follows:

                                                    Year Ended December 31,
                                                    -----------------------

                                               1999         1998         1997
                                               ----         ----         ----

Balance at beginning of year ............   $ 393,283    $ 244,084    $  95,669
Allowance related to assets acquired, net      26,293       20,152       20,246
Provision for loan losses ...............     174,800       77,770       43,989
Provision for loan losses (1) ...........     567,737      456,354      275,310
Loans charged off .......................    (582,637)    (420,875)    (195,535)
Recoveries ..............................      39,552       15,798        4,405
                                            ---------    ---------    ---------
Net loans charged off ...................    (543,085)    (405,077)    (191,130)
                                            ---------    ---------    ---------
Balance at end of year ..................   $ 619,028    $ 393,283    $ 244,084
                                            =========    =========    =========

(1) Amounts are included in "Net securitizations and credit card servicing income."


NOTE 4 - PROPERTY AND EQUIPMENT

     The carrying value of property and equipment is as follows:

                                                     December 31,
                                                     ------------

                                                    1999      1998
                                                    ----      ----
Furniture and equipment .......................   $12,186   $10,974
Computer software and equipment ...............    24,675     9,077
Construction in progress ......................    24,500     2,013
Leasehold improvements ........................     8,631     6,204
                                                  -------   -------
Total .........................................   $69,992   $28,268
Less: Accumulated depreciation and amortization    13,078     6,286
                                                  -------   -------
Balance at end of year ........................   $56,914   $21,982
                                                  =======   =======

     Depreciation and amortization expense for the years ended December 31, 1999, 1998 and 1997, was $6.8 million, $4.4 million and $1.4 million, respectively.


NOTE 5 - PORTFOLIO ACQUISITIONS

     On June 30, 1999, Direct Merchants Bank purchased a portion of the consumer bank card portfolio of GE Capital Consumer Card Co., a unit of General Electric Company. The acquired credit card portfolio had approximately 485,000 active accounts, which were converted to the Direct Merchants Bank platform in October 1999, and approximately $1.2 billion in receivables. In December 1998, the Company acquired an $800 million credit card portfolio from PNC Bank Corp. representing loans from customers outside of PNC's normal banking relationship. In October 1997, the Company acquired a $405 million credit card portfolio from Mercantile Bank National Association. In September 1997, the Company acquired a $317 million credit card portfolio from Key Bank USA, National Association.

NOTE 6 - PRIVATE EQUITY PLACEMENT

     On November 13, 1998, we entered into agreements with affiliates of the Thomas H. Lee Company, a private equity firm, to make a total private equity investment of $300 million in the Company. The Lee Company agreed to purchase
0.8 million shares of Series C Perpetual Convertible Preferred Stock, which are convertible into common shares at a conversion price of $18.63 per common share subject to adjustment in certain circumstances. The Series C Preferred has a 9% dividend payable in additional shares of Series C Preferred and will also receive any dividends paid on our common stock on an as converted basis. The cumulative payment-in-kind dividends are effectively guaranteed for a seven-year period. Assuming conversion of the Series C Preferred into common stock, the Lee Company would own over 30% of the Company on a diluted basis at December 31, 1999. The Series C Preferred entitles the holders to elect four members to our Board of Directors. The Series C Preferred may be redeemed by us in certain circumstances after December 31, 2001 by paying 103% of the redemption price of $372.50 and any accrued dividends at the time of redemption. We also have the option to redeem the Series C Preferred after December 9, 2008, without restriction by paying the redemption price of $372.50 and any accrued dividends at the time of redemption. The conversion to the Series C Preferred would have resulted in a "change in control" in certain of our agreements with Fingerhut and our credit facilities. Therefore, prior to closing the transaction, we increased the change in control ownership percentage from 30 to 35 or otherwise exempted the Lee Company from the change in control provision in its agreements.

     Prior to shareholder approval and the receipt of notice that there was no regulatory objection to the Series C Preferred investment, the Lee Company agreed to purchase $200 million in Series B Perpetual Preferred Stock and $100 million in 12% Senior Notes due 2006. We also issued the Lee Company 7.5 million ten-year warrants to purchase shares of our common stock.

     On March 12, 1999, shareholders approved the conversion of the Series B Preferred and 12% Senior Notes into Series C Preferred. Notice was received on May 28, 1999, that there was no regulatory objection to the conversion to the Series C Preferred. On June 1, 1999, the Series B Preferred and the 12% Senior Notes were extinguished, and the warrants were canceled causing a one-time, non-cash, accounting adjustment. The excess of the fair value of the Series C Preferred over the carrying value of the Series B Preferred and the 12% Senior Notes at the time of the conversion was allocated to the 12% Senior Notes and the Series B Preferred based upon their initial fair values. To arrive at net income applicable to common stockholders in the calculation of earnings per share, the amount allocated to the 12% Senior Notes was recognized as an extraordinary loss from the early extinguishment of debt in the amount of $50.8 million and the amount allocated to the Series B Preferred was recognized as a reduction of net income applicable to common stockholders in the amount of $101.6 million. The extraordinary loss attributable to the 12% Senior Notes is not recorded net of taxes. These adjustments did not have an impact on total stockholders' equity.


NOTE 7  - STOCK OPTIONS

     We offer the Metris Companies Inc. Long-Term Incentive and Stock Option Plan, which permits a variety of stock-based grants and awards and gives us flexibility in tailoring our long-term compensation programs. Originally, this stock option plan permitted up to 3.7 million shares of common stock for awards of options, subject to certain adjustments in certain circumstances. In 1998, the Board of Directors amended the plan to provide 8.0 million shares of common stock for awards of stock options or other stock-based awards, subject to adjustment in certain circumstances. As of December 31, 1999 and 1998, 1.5 million and 3.0 million shares, respectively, were available for grant. There were 0.6 million shares available for grant at December 31, 1997, prior to the amendment which increased the total number of shares available for awards under the plan to 8.0 million.

     The Compensation Committee has the authority to determine the exercise prices, vesting dates or conditions, expiration dates and other material conditions upon which options or awards may be exercised, except that the option price for Incentive Stock Options ("ISOs") may not be less than 100% of the fair market value of the common stock on the date of grant (and not less than 110% of the fair market value in the case of an ISO granted to any employee owning more than 10% of the common stock) and the terms of nonqualified stock options may not exceed 15 years from the date of grant (not more than 10 years for ISOs and five years for ISOs granted to any employee owning more than 10% of the common stock). Full- or part-time employees, consultants or independent contractors are eligible to receive nonqualified options and awards. Only full- or part-time employees are eligible to receive ISOs.

     During 1999, 1998 and 1997, we granted 1.8 million, 2.1 million and 0.6 million options, respectively, to officers and employees. Restricted stock grants are also issued under the stock option plan to our executive officers. A total of 0.2 million common shares were granted in 1999, with an approximate aggregate market value of $4.0 million at the time of the grant. The market value of these restricted shares at the date of grant is amortized into expense over a period not less than the restriction period. We recognized $0.6 million in 1999 for these restricted shares. If the restrictions have been removed, generally upon death, disability or retirement, the remaining unamortized market value of the restricted shares is expensed.

     We also offer the Metris Companies Inc. Non-Employee Director Stock Option Plan. Originally, such plan permitted up to 40,000 shares of common stock for awards of options, subject to certain adjustments in certain circumstances. In 1997, the Board of Directors amended the plan to provide up to 200,000 shares of common stock for awards of options, subject to adjustments in certain circumstances. This Director Plan was approved by our stockholders at the 1998 annual meeting. In 1999, the Board of Directors amended the plan to provide up to 500,000 shares of common stock for awards of options, subject to adjustments in certain circumstances. During 1999, 1998 and 1997, we granted 85,000, 50,000 and 40,000 options, respectively. At December 31, 1999, 1998 and 1997, 305,000, 90,000 and 140,000 shares, respectively, were available for grant.

     We have adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Accordingly, we continue to account for stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, our net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                    Year Ended December 31,
                                                    -----------------------

                                                  1999        1998        1997
                                                  ----        ----        ----
Net income as reported ......................  $  4,555    $  57,348   $  38,058
Net income pro forma ........................    59,733       47,264      36,819
Diluted (loss)/earnings per share as reported     (1.60)        1.41        0.94
Diluted (loss)/earnings per share pro forma .     (1.72)        1.18        0.91

     The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1999, 1998 and 1997, respectively: dividend yield of 0.10%, 0.10% and 0.11%; expected volatility of 55.4%, 71.3% and 68.2%; risk-free interest rate of 5.30%, 4.72% and 6.34%; and expected lives of six years, seven years and seven years, respectively.

     Information regarding our stock option plans for 1999, 1998 and 1997, is as follows:

                                                           Year Ended December 31,
                                                           -----------------------

                                              1999                  1998               1997
                                              ----                  ----               ----
                                                Weighted-              Weighted-            Weighted-
                                                 Average                Average              Average
                                                Exercise               Exercise             Exercise
                                       Shares    Price       Shares     Price      Shares    Price
                                       ------    -----       ------     -----      ------    -----

Options outstanding, beginning of
   year ..........................   5,241,400   $12.84    3,364,400   $ 7.52    2,817,400    $ 4.47
Options exercised ................      74,500     9.60       69,500     8.00           --        --
Options granted ..................   1,907,276    20.20    2,161,000    21.78      677,000     20.29
Options canceled/forfeited.......      321,100    20.68      214,500    20.88      130,000      8.00
                                     ---------   ------    ---------   ------    ---------    ------
Options outstanding,
   end of year ...................   6,753,076   $14.58    5,241,400   $12.84    3,364,400    $ 7.52
                                     =========             =========             =========

Weighted-average fair value of
   options granted during the year               $ 9.80                $16.16                 $14.15

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                       Options Outstanding                      Options Exercisable
                                       -------------------                      -------------------
                                             Weighted-
                                              Average      Weighted-                          Weighted-
                                Number       Remaining      Average           Number           Average
                             Outstanding    Contractual    Exercise         Exercisable        Exercise
                             at 12/31/99       Life          Price          at 12/31/99         Price
                             -----------       ----          -----          -----------         -----
Exercise Price

       $ 1.38 ..............  1,704,400         5.1        $ 1.22            1,504,400          $ 1.38
$ 8.00-$18.25 ..............  1,905,000         7.8         11.34            1,705,000           10.95
$18.26-$27.75 ..............  2,108,176         8.8         21.03              382,000           21.00
$27.76-$34.69 ..............  1,035,500         8.6         29.41              766,000           29.25
                              ---------         ---        ------            ---------          ------
                              6,753,076         7.5        $14.58            4,357,400          $11.74
                              =========                                      =========


     Employee Stock Purchase Plan

     During the third quarter of 1999, we adopted an employee stock purchase plan (ESPP), whereby eligible employees may authorize payroll deductions of up to 15% of their salary to purchase shares of our common stock. Under the plan, shares of our common stock may be purchased at the end of each monthly offering period at 85% of the lower of the fair market value on the first or last day of the monthly offering period. Employees contributed $0.7 million to purchase 26,681 shares of common stock under the ESPP for 1999. We are authorized to issue up to 1.7 million shares of common stock to employees under the plan, and as of December 31, 1999 there were approximately 1.7 million shares available for future issuance.

     Management Stock Purchase Plan

     During the third quarter of 1999, effective January 1, 2000, we adopted a management stock purchase plan (MSPP), whereby any employee who is a Senior Vice President or higher and who participates in the Metris Management Incentive Bonus Plan is eligible to participate in the MSPP. Participants may elect to defer up to 50% of their bonus received under the Management Bonus Plan, which is credited to a stock purchase account as restricted stock units. We will make a match of $1 for every $3 contributed by the participant. The participant's contributions are vested immediately and our matching contributions vest after three years (two years for contributions made for the year of adoption). We are authorized to issue up to 300,000 shares of common stock to employees under the plan, and as of December 31, 1999, 100% of the authorized shares were available for future issuance.

     Supplemental Executive Retirement Plan

     Our funded Supplemental Executive Retirement Plan ("SERP"), established in 1999, provides officers and other members of senior management with supplemental retirement benefits in excess of limits imposed on qualified plans by federal tax law. The SERP is an account balance plan to which we will make annual contributions targeted to provide 60% of the average of the participant's final five years of salary and bonus with us. These benefits will be paid in 15 annual installments beginning the year after they become eligible to receive benefits. Participants are eligible to receive benefits upon leaving our employment if they are at least 65 years of age or at least age 55 with five years of plan participation, if a change of control occurs or in the event of death. We recognized $2.2 million dollars of expense in 1999 related to the SERP plan. This expense was calculated based on actuarial assumptions regarding years of participation, future investment returns and participants continuing in the plan until age 65.


NOTE 8 - EMPLOYEE BENEFIT PLANS

     We offer a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code. The 401(k) Plan provides retirement benefits for eligible employees. Eligible employees may elect to contribute to the 401(k) Plan, and we match a portion of employee contributions and make discretionary contributions based upon our financial performance. For the years ended December 31, 1999, 1998 and 1997, we contributed $1.8 million, $0.9 million and $0.9 million to the 401(k), respectively.

NOTE 9 - INCOME TAXES

     The components of the provision for income taxes consisted of the following:

                                Year Ended December 31,
                                -----------------------

                           1999          1998           1997
                           ----          ----           ----

Current:
   Federal ..........   $ 94,309       $ 98,428       $ 66,496
   State ............     14,236          8,355          4,663
Deferred ............    (32,592)       (70,883)       (47,334)
                        --------       --------       --------
                        $ 75,953       $ 35,900       $ 23,825
                        ========       ========       ========

     A reconciliation of our effective income tax rate compared to the statutory federal income tax rate is as follows:

                                                      Year Ended December 31,
                                                      -----------------------

                                                     1999      1998      1997
                                                     ----      ----      ----

Statutory federal income tax rate ...............    35.0%     35.0%     35.0%
State income taxes, net of federal benefit ......     3.2%      3.2%      3.2%
Other, net ......................................     1.5%      0.3%      0.3%
                                                     ----      ----      ----
Effective income tax rate .......................    39.7%     38.5%     38.5%
                                                     ----      ----      ----

     Our deferred tax assets and liabilities are as follows:

                                                                December 31,
                                                                ------------

                                                              1999       1998
                                                              ----       ----

Deferred  income  tax  assets   resulting  from
   future   deductible   temporary differences:
   Allowance for loan losses ............................   $196,840   $119,518
   Deferred revenues ....................................     48,200     32,334
   Other ................................................     19,378     18,199
                                                            --------   --------
Total deferred tax assets ...............................   $264,418   $170,051

Deferred  income tax  liabilities  resulting  from
   future  taxable  temporary differences:
   Accrued interest on credit card loans ................   $ 65,260   $  5,048
   Deferred costs .......................................     11,464     10,672
   Other ................................................      2,081      1,310
                                                            --------   --------
Total deferred tax liabilities ..........................   $ 78,805   $ 17,030
                                                            --------   --------
Net deferred tax assets .................................   $185,613   $153,021
                                                            ========   ========

     We believe, based on our history of operating earnings, expectations for operating earnings in the future, and the expected reversal of taxable temporary differences, earnings will be sufficient to fully utilize the deferred tax assets.

NOTE 10 - RELATED PARTY TRANSACTIONS

     Prior to September 1998, Fingerhut owned approximately 83% of our outstanding common shares. In September 1998, Fingerhut distributed the remaining shares of the Company to shareholders of Fingerhut in a tax-free distribution.

     Information related to transactions with Fingerhut have not been presented for the year ended December 31, 1999; as Fingerhut is no longer considered a related party after distributing their remaining shares. Prior to the distribution of the shares, Fingerhut and its various subsidiaries had historically provided financial and operational support to us. We believe the fees paid for the operational support reasonably approximate market rates for the services performed. The direct and allocated expenses represent charges for various administrative services. We have also entered into several other agreements with Fingerhut that detail further business arrangements between the companies. Each of these agreements was negotiated and we believe they reasonably approximate contracts between unrelated third parties.

     The following table summarizes the amounts of revenues, direct expense charges, cost allocations (including net interest income or expense), and our costs of the agreements mentioned above for each of the years reflected in our financial statements.

                                                      Year Ended December 31,
                                                      -----------------------

                                                           1998      1997
                                                           ----      ----
Revenues:
Fee-based services ...................................   $15,439   $ 9,030
Expenses:

Credit card account and other product solicitation and
   marketing expenses ................................    10,796     9,551
Data processing services and communications ..........     2,344     1,837
Other ................................................       659     1,336


     The Lee Company investment (see Note 6) would have resulted in a "change of control" as defined in certain agreements between us and Fingerhut, which would have permitted Fingerhut to terminate any or all of the agreements. On December 8, 1998, we obtained a waiver agreement from Fingerhut to waive their rights to terminate the agreements if a change of control occurred as a result of the conversion.

     Pursuant to the waiver agreement, the Company and Fingerhut amended certain of their other agreements. The most significant change was made in the database access agreement. Our exclusive license to use Fingerhut's customer database to market financial service products will now become non-exclusive after October 31, 2001.

     In the ordinary course of business, our executive officers may have credit card loans issued by us. Pursuant to our policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectibility.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     Commitments to extend credit to consumers represent the unused credit limits on open credit card accounts. These commitments amounted to $9.7 billion, $5.9 billion and $4.1 billion as of December 31, 1999, 1998 and 1997, respectively. While these amounts represent the total lines of credit available to our customers, we have not experienced and do not anticipate all of our customers will exercise their entire available line at any given point in time. We also have the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     We lease certain office facilities and equipment under various cancelable and non-cancelable operating lease agreements that provide for the payment of a proportionate share of property taxes, insurance and other maintenance expenses. These leases also may include scheduled rent increases and renewal options. Rental expense for these operating leases for the years ended December 31, 1999, 1998 and 1997, was $11.1 million, $6.4 million and $3.9 million, respectively.

     Future minimum lease commitments at December 31, 1999, under cancelable and non-cancelable operating leases are as follows:

2000 ..............................................             $14,322
2001 ..............................................              13,870
2002 ..............................................              12,400
2003 ..............................................              10,306
2004 ..............................................               9,865
Thereafter ........................................              20,353
                                                                -------
   Total minimum lease payments ..................              $81,116
                                                                =======


NOTE 12 - CAPITAL REQUIREMENTS AND RESTRICTED PAYMENTS

     In the normal course of business, we enter into agreements, or are subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks can finance or otherwise supply funds to their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with us and our affiliates. Such restrictions limit Direct Merchants Bank's ability to lend to us and our affiliates. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to us in accordance with the national bank dividend provisions.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the OCC. At December 31, 1999 and 1998, Direct Merchants Bank's Tier 1 risk-based capital ratio, risk-based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well- capitalized" depository institution under regulations of the OCC.

     We are also bound by restrictions set forth in the indentures related to the Senior Notes dated November 7, 1997, and July 15, 1999. Pursuant to those indentures, we may not make dividend payments in the event of a default or if all such restricted payments would exceed 25% of our aggregate cumulative net income.


NOTE 13 - CONCENTRATIONS OF CREDIT RISK

     A concentration of credit risk is defined as significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions. We are active in originating credit card loans throughout the United States, and no individual or group had a significant concentration of credit risk at December 31, 1999 or 1998. The following table details the geographic distribution of our retained, sold and managed credit card loans:

                                       Retained       Sold        Managed
                                       --------       ----        -------
December 31, 1999

California ........................   $  224,359   $  702,254   $  926,613
Texas .............................      158,760      496,927      655,687
New York ..........................      134,087      419,700      553,787
Florida ...........................      131,960      413,043      545,003
Ohio ..............................       73,313      229,473      302,786
Illinois ..........................       66,947      209,546      276,493
Pennsylvania ......................       56,025      175,363      231,388
All others ........................      917,558    2,872,007    3,789,565
                                      ----------   ----------   ----------
   Total ..........................   $1,763,009   $5,518,313   $7,281,322
                                      ==========   ==========   ==========



                                       Retained        Sold       Managed
                                       --------        ----       -------
December 31, 1998

California ........................   $   94,521   $  569,205   $  663,726
Texas .............................       76,542      460,937      537,479
Florida ...........................       57,138      344,084      401,222
New York ..........................       55,231      332,598      387,829
Ohio ..............................       31,936      192,320      224,256
Illinois ..........................       26,994      162,558      189,552
Pennsylvania ......................       22,795      137,274      160,069
All others ........................      391,742    2,359,167    2,750,909
                                      ----------   ----------   ----------
      Total .......................   $  756,899   $4,558,143   $5,315,042
                                      ==========   ==========   ==========

     We target our consumer credit products primarily to moderate-income consumers. Primary risks associated with lending to this market are that they may be more sensitive to future economic downturn, which may make them more likely to default on their obligations.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     We have estimated the fair value of our financial instruments in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Financial instruments include both assets and liabilities, whether or not recognized in our consolidated balance sheets, for which it is practicable to estimate fair value. Additionally, certain intangible assets recorded on the consolidated balance sheets, such as purchased credit card relationships, and other intangible assets not recorded on the consolidated balance sheets (such as the value of the credit card relationships for originated loans and the franchise values of our various lines of business) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. We believe that there is substantial value associated with these assets based on current market conditions, including the purchase and sale of such assets. Accordingly, the aggregate estimated fair value amounts presented do not represent the entire underlying value of the Company.

     Quoted market prices generally are not available for all of our financial instruments. Accordingly, in cases where quoted market prices are not available, fair values were estimated using present value and other valuation techniques that are significantly affected by the assumptions used, including the discount rate and estimated future cash flows. These assumptions are based on historical experience and assessments regarding the ultimate collectibility of assets and related interest, and estimates of product lives and repricing characteristics used in our asset/liability management process. These assumptions involve uncertainties and matters of judgment, and therefore, cannot be determined with precision. Thus, changes in these assumptions could significantly affect the fair-value estimates.

     A description of the methods and assumptions used to estimate the fair value of each class of our financial instruments is as follows:

Cash and cash equivalents and accrued interest and fees receivable

     The carrying amounts approximate fair value due to the short-term nature of these instruments.

Net retained interests in loans securitized, loans held for securitizations and credit card loans

     Currently, credit card loans are originated with variable rates of interest that adjust with changing market interest rates. Thus, carrying value less the allowance for loan losses, approximates fair value. However, this valuation does not include the value that relates to estimated cash flows generated from new loans from existing customers over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card loans does not represent the underlying value of the established cardholder relationships.

Other receivables due from credit card securitizations, net

     The following components of this net asset are as follows:

Interest-only strip

     The fair value of the interest-only strip is estimated by discounting the expected future cash flows from the trust and each of the conduits at rates which we believe to be consistent with those that would be used by an independent third party. However, because there is no active market for this, the fair values presented may not be indicative of the value negotiated in an actual sale. The future cash flows used to estimate fair value are limited to the securitized receivables that exist at year end and does not reflect the value associated with future receivables generated by cardholder activity. The significant assumptions used to estimate fair value include: (i) discount rates;
(ii) customer payment rates; and (iii) anticipated charge-offs over the life of the loans:

                                       December 31,
                                       ------------

                                1999                 1998
                                ----                 ----
Discount rate .........          12%                  10%
Payment rate ..........           7%                   6%
Default rate ..........          17%                  16%

Interest rate cap and floor agreements

     The fair values of interest rate cap and floor agreements were obtained from dealer quoted prices. These values generally represent the estimated amounts we would receive or pay to terminate the agreements at the reporting dates, taking into consideration current interest rates and the current creditworthiness of the counterparties.

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

Deposits

     The fair value for fixed rate certificates of deposit are estimated based on quoted market prices of comparable instruments.

     The estimated fair values of our financial instruments are summarized as follows:

                                                             December 31,
                                                             ------------

                                                  1999                       1998
                                                  ----                       ----
                                          Carrying     Estimated     Carrying   Estimated
                                           Amount     Fair Value      Amount    Fair Value
                                           ------     ----------      ------    ----------

Cash and cash equivalents ............   $  194,433   $  194,433   $   37,347   $   37,347
Retained interest in loans
   securitized, net ..................    1,010,373    1,010,373      360,186      360,186
Credit card loans ....................      131,038      131,038         --           --
Loans held for securitization ........        2,570        2,570        3,430        3,430
Other receivables due from credit card
   securitizations, net:
   Interest rate cap agreements ......       27,113       34,526        2,912        2,925
   Interest rate floor agreements ....           23            6          187        3,233
   Interest-only strip ...............         --           --           --           --
   Other amounts .....................      216,842      216,842      182,836      182,836
Debt .................................      345,012      346,218      310,896      317,666
Deposits .............................      775,381      775,381         --           --


NOTE 15 - DERIVATIVE FINANCIAL INSTRUMENTS

     We enter into interest rate floor, cap and swap agreements to hedge the cash flow and earnings impact of fluctuating market interest rates on the spread between the floating rate loans and the floating and fixed rate securities issued to fund the loans. In connection with the issuance of term asset-backed securities by the trust, we enter into term interest rate cap agreements with highly rated bank counterparties to effectively cap the potentially negative impact to us of increases in the floating interest rate of the securities. These interest rate cap agreements are for original terms ranging from three to ten years and will terminate between February 2002 and January 2010.



                              Notional Amounts of Interest Rate Swap,
                           Cap and Floor Agreements Purchased and Sold
                           -------------------------------------------


                                                  Weighted                           Weighted
Year Ended December 31,                            Average                            Average
(Dollars in thousands)                            Interest                           Interest
                                   1999             Rate               1998            Rate
                                   ----          ----------            ----         ----------
Interest rate swap
     agreements:
     Beginning Balance .....   $       --             --         $1,328,000            6.5%
     Additions .............           --             --                 --             --
     Maturities/Terminations           --             --          1,328,000            6.5%
                               ----------                        ----------
     Ending Balance ........   $       --             --         $       --             --
                               ==========                        ==========

Interest rate caps:
     Beginning Balance .....   $2,393,021            8.7%        $       --             --
     Additions .............    2,460,000            9.5%         3,393,021            8.8%
     Maturities/Terminations      640,000            7.4%         1,000,000            9.3%
                               ----------                        ----------
     Ending Balance ........   $4,213,021            9.4%        $2,393,021            8.7%
                               ==========                        ==========

Interest rate floor:
     Beginning Balance .....   $  467,367            6.2%        $       --             --
     Additions .............           --             --          1,293,467            6.4%
     Maturities/Terminations      409,034            6.2%           826,100            6.5%
                               ----------                        ----------
     Ending Balance ........   $   58,333            6.2%        $  467,367            6.2%
                               ==========                        ==========

     Interest rate risk management contracts are generally expressed in notional principal or contract amounts that are much larger than the amounts potentially at risk for nonpayment by counterparties. Therefore, in the event of nonperformance by the counterparties, our credit exposure is limited to the uncollected interest and contract market value related to the contracts that have become favorable to us. We manage the credit risk of such contracts through established risk limits and monitoring of the credit ratings of our counterparties. We currently have no reason to anticipate nonperformance by any counterparty.


NOTE 16 - SEGMENTS

     We operate in two principal areas: consumer credit products and fee-based services. Our primary consumer credit products are unsecured and secured credit cards, including the Direct Merchants Bank MasterCard(R) and Visa(R). Our credit card accounts include customers obtained from third-party lists and other customers for whom general credit bureau information is available.

     We market our fee-based services, including (i) debt waiver protection for unemployment, disability and death, (ii) membership programs such as card registration, purchase protection and other club memberships, and (iii) third-party insurance, directly to our credit card customers and customers of third parties. We currently administer our extended service plans sold through a third-party retailer, and the customer pays the retailer directly. In addition, we develop customized targeted mailing lists from information contained in our databases for use by unaffiliated companies in their own product solicitation efforts that do not directly compete with our efforts.

     The segment information reported below is presented on a managed basis. We use this basis to review segment performance and to make operating decisions. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitizations. Presentation on a managed basis is not in conformity with generally accepted accounting principles. The elimination column in the segment table includes adjustments to present the information on an owned basis as reported in the financial statements of this annual report.

     The expenses, assets and liabilities attributable to corporate functions are not allocated to the operating segments, such as employee compensation, data processing services and communications, third-party servicing expenses, and other expenses including occupancy, depreciation and amortization, professional fees, and other general and administrative expenses. These expenses are included in the reconciliation of the income before income taxes (and extraordinary loss) for the reported segments to the consolidated total. We do not allocate capital expenditures for leasehold improvements, capitalized software and furniture and equipment to operating segments. There were no operating assets located outside of the United States for the periods presented.

     The fee-based services operating segment pays a commission to the consumer credit products segment for successful marketing efforts to the consumer credit products segment's cardholders at a rate similar to those paid to our other third parties. The fee-based services segment reports interest income and the consumer credit products segment reports interest expense at our weighted average borrowing rate for the excess cash flow generated by the fee-based services segment and used by the consumer credit products segment to fund the growth of cardholder balances.

                                                1999
                                                ----

                         Consumer
                          Credit      Fee-Based
                         Products      Services     Reconciliation (a)    Consolidated
                         --------      --------     ------------------    ------------
Interest revenue ....   $1,163,663   $    4,649     $    (932,143) (b)     $  236,169
Interest expense ....      340,066           --          (284,225) (c)         55,841
                        ----------   ----------     -------------          ----------
Net interest income .      823,597        4,649          (647,918)            180,328

Other revenue .......      368,500      175,091            80,181             623,772
Total revenue .......    1,532,163      179,740          (851,962)            859,941

Income before income .
   taxes and extra- ..
   ordinary loss .....     392,453(d)   100,646 (d)      (301,783) (e)        191,316
Income taxes ........           --           --            75,953              75,953

Total assets ........   $7,190,903   $  116,106     $  (5,261,927) (f)     $2,045,082


                                                 1998
                                                 ----

                         Consumer
                          Credit       Fee Based
                         Products       Services     Reconciliation (a)   Consolidated
                         --------       --------     ------------------   ------------
Interest revenue ....   $  740,768      $    2,754   $    (630,311) (b)   $   113,211
Interest expense ....      237,710              --        (207,197) (c)        30,513
                        ----------      ----------   -------------        -----------
Net interest income .      503,058           2,754        (423,114)            82,698

Other revenue .......      239,597         109,123         (33,240)           315,480
Total revenue .......      980,365         111,877        (663,551)           428,691

Income before
  income taxes ......      188,148(d)       73,279 (d)    (168,179) (e)        93,248
Income taxes ........           --              --          35,900             35,900

Total assets ........   $5,375,925      $   58,052    $ (4,488,258) (f)    $  945,719

                                                1997
                                                ----

                         Consumer
                          Credit       Fee Based
                         Products       Services     Reconciliation (a)   Consolidated
                         --------       --------     ------------------   ------------
Interest revenue ....   $  435,833     $    2,484    $    (369,123) (b)     $ 69,194
Interest expense ....      131,956             --         (120,005) (c)       11,951
                        ----------     ----------    -------------           --------
Net interest income .      303,877          2,484         (249,118)           57,243

Other revenue .......      149,456         64,532          (26,192)          187,796
Total revenue .......      585,289         67,016         (395,315)          256,990

Income before
  income taxes ......      110,973 (d)     49,162(d)       (98,252) (e)       61,883
Income taxes ........           --             --           23,825            23,825

Total assets ........   $3,505,165     $   30,488    $  (2,996,991) (f)     $538,662


(a) The reconciliation column includes: intercompany eliminations; amounts not allocated to segments; and adjustments to the amounts reported on a managed basis to reflect the effects of securitization.

(b) The reconciliation to consolidated owned interest revenue includes the elimination of $4.6 million, $2.8 million and $2.5 million of intercompany interest received by the fee-based services segment from the consumer credit products segment for 1999, 1998 and 1997, respectively.

(c) The reconciliation to consolidated owned interest expense includes the elimination of $4.6 million, $2.8 million and $2.5 million of intercompany interest paid by the consumer credit products segment to the fee-based services segment for 1999, 1998 and 1997, respectively.

(d) Income before income taxes includes intercompany commissions paid by the fee-based services segment to the consumer credit products segment for successful marketing efforts to consumer credit products cardholders of $6.7 million, $3.3 million and $4.4 million for 1999, 1998 and 1997, respectively.

(e) The reconciliation to the owned income before income taxes includes: unallocated costs related to employee compensation; data processing and communications; third-party servicing expenses; and other expenses. The majority of these expenses, although not allocated for the internal segment reporting used by management, relate to the consumer credit products segment.

(f) Total assets include the assets attributable to corporate functions not allocated to operating segments and the removal of investors interest in securitized loans to present total assets on an owned basis.


NOTE 17 - DEBT AND DEPOSITS

     We have a $200 million, term revolving credit facility and a $100 million term loan, (collectively, the "credit facilities"), with a syndicate of banks and money market mutual funds. At December 31, 1999, we were in compliance with all financial covenants under these agreements. At December 31, 1999 and 1998, we had outstanding borrowings of $100 million and $110 million, respectively, under the credit facilities. The weighted average interest rates on the borrowings at December 31, 1999 and 1998, were 8.7% and 7.9%, respectively.

     On July 15, 1999, we privately issued and sold $150 million of 10.125% Senior Notes due 2006 pursuant to an exemption from registration under rule 144(a) of the Securities Act of 1933. In October 1999, we commenced an exchange offer for the Senior Notes pursuant to a registration statement. The exchange offer was completed in November 1999. The terms of the new Senior Notes are identical in all material respects to the original private issue. The Senior Notes due 2006 are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc. (the "Guarantor"), and all of our future subsidiaries that guarantee any of our indebtedness, including the credit facilities. The guarantee is an unsecured obligation of the Guarantor and ranks equally with all existing and future unsubordinated indebtedness. We also have $100 million of 10% Senior Notes due 2004 outstanding with terms and conditions substantially similar to the Senior Notes due 2006.

     Beginning in the first quarter of 1999, Direct Merchants Bank began issuing certificates of deposit in increments of $100,000. As of December 31, 1999, $758.5 million of CDs were outstanding with maturities ranging from three months to two years with fixed interest rates ranging from 5.2% to 6.6%.

     Our debt and CDs outstanding as of December 31, 1999, mature as follows:

                        Debt                   CDs                    Total
                        ----                   ---                    -----
2000            $            --       $       543,200         $       543,200
2001                         --               215,300                 215,300
2002                        800                    --                     800
2003                    100,000                    --                 100,000
2004                    100,000                    --                 100,000
Thereafter              144,212                    --                 144,212
                ---------------       ---------------         ---------------
Total           $       345,012       $       758,500         $     1,103,512
                ===============       ===============         ===============

     As part of the initial Lee Company investment, we issued the 12% Senior Notes (see Note 6) which were similar in all material respects to the Senior Notes due 2004. These notes were converted into Series C Preferred Stock in the second quarter of 1999 after shareholders approved the conversion and the Company received notice that there was no regulatory objection to the conversion. We also have approximately $0.9 million of debt with local governments to support growth in those areas.

     Metris Direct, Inc., our wholly-owned subsidiary and guarantor, has various subsidiaries which have not guaranteed the Senior Notes. The following condensed consolidating financial statements of (a) the Company; (b) the guarantor subsidiaries; and (c) the non-guarantor subsidiaries are presented for purposes of complying with SEC reporting requirements. Separate financial statements of Metris Direct, Inc. and the non-guaranteeing subsidiaries are not presented because management has determined that the subsidiaries financial statements would not be material to investors.


                               Metris Companies Inc. and Subsidiaries
               Summary of Consolidated Quarterly Financial Information and Stock Data
                    (Dollars in thousands, expect per-share data) (unaudited)

                                                               1999
                                                               ----

                                             Fourth      Third      Second        First
                                            Quarter     Quarter     Quarter      Quarter
                                            -------     -------     -------      -------
Summary of Operations:
Interest Income ........................   $  82,835   $  67,935    $  43,536    $  41,863
Interest Expense .......................      20,680      15,725       10,061        9,375
                                           ---------   ---------    ---------    ---------
Net Interest Income ....................      62,155      52,210       33,475       32,488
Provision for Loan Losses ..............      52,675      67,052       15,764       39,309
Other Operating Income .................     176,538     172,081      138,152      137,001
Other Operating Expense ................     129,569     105,527      108,068       94,820
                                           ---------   ---------    ---------    ---------
Income Before Income Taxes and
   Extraordinary Loss ..................      56,449      51,712       47,795       35,360
Income Taxes ...........................      22,411      20,529       19,293       13,720
                                           ---------   ---------    ---------    ---------
Net Income Before Extraordinary Loss ...      34,038      31,183       28,502       21,640
Extraordinary Loss from Early
   Extinguishment of Debt ..............          --          --       50,808           --
                                           ---------   ---------    ---------    ---------
Net Income (Loss) ......................      34,038      31,183      (22,306)      21,640
Preferred Stock Dividends ..............       7,431       7,182        5,448        4,525
Adjustment for the Retirement of
   Series B Preferred Stock ...........          --           --      101,615           --
                                           ---------   ---------    ---------    ---------
Net Income (Loss) Applicable to
   Common Stockholders ................    $  26,607    $ 24,001    $(129,369)   $   17,115
                                           =========    ========    =========    ==========

Per Common Share:
Earnings (Loss) per Common Share -
   Diluted (1) .........................   $    0.58    $   0.54    $   (3.35)   $     0.42
Shares used to Compute Diluted
   EPS (000's) (2) .....................      58,415      58,077       38,570        40,265
Cash Dividends .........................   $   0.010    $  0.005    $   0.005   $     0.005
Market Prices:
     High ..............................   $   38.81    $  46.13    $   40.75   $     26.92
     Low ...............................       25.56       24.88        20.25         19.00
     Close .............................       35.69       29.50        40.75         20.19


(1) Earnings Per Share for the second quarter reflect the $152.4 million one-time, non-cash, accounting impact from the issuance of the Series C Convertible Preferred Stock extinguishing the Series B Preferred, the 12% Senior Notes, and the ten-year warrants which reduced EPS by $3.89.

(2) There were options and convertible preferred stock outstanding to purchase 2.4 million and 6.2 million common shares, respectively. These potential common shares have been excluded from the computation of diluted earnings per share for the second quarter because their inclusion would have been anti-dilutive.

                                                         1998
                                                         ----

                                         Fourth     Third    Second     First
                                         Quarter   Quarter   Quarter   Quarter
                                         -------   -------   -------   -------
Summary of Operations:

Interest Income .......................  $30,838   $28,564   $27,022   $26,787
Interest Expense ......................    8,780     8,902     6,188     6,643
                                         -------   -------   -------   -------
Net Interest Income ...................   22,058    19,662    20,834    20,144
Provision for Loan Losses .............   19,184    17,154    21,390    20,042
Other Operating Income ................   92,166    76,824    73,217    73,273
Other Operating Expense ...............   67,842    51,695    52,498    55,125
                                         -------   -------   -------   -------
Income Before Income Taxes ............   27,198    27,637    20,163    18,250
Income Taxes ..........................   10,470    10,641     7,763     7,026
                                         -------   -------   -------   -------
Net Income ............................   16,728    16,996    12,400    11,224
Preferred Stock Dividends .............    1,100      --        --        --
                                         -------   -------   -------   -------
Net Income Applicable to
 Common Stockholders ..................  $15,628   $16,996   $12,400   $11,224
                                         =======   =======   =======   =======

Per Common Share:
Earnings per Common Share
     - Diluted ........................  $  0.39   $  0.42   $  0.31   $  0.28
Shares used to Compute
     Diluted EPS (000's) ..............   39,793    40,126    39,964    40,591
Cash Dividends ........................  $ 0.005   $ 0.005   $ 0.005   $ 0.005
Market Prices:
     High .............................  $ 25.16   $ 40.06   $ 31.88   $ 23.25
     Low ..............................     8.88     23.13     22.44     16.00
     Close ............................    25.16     23.31     31.88     21.75




Stock Data

     The Company's common stock, which is traded under the symbol "MXT," has been listed on the New York Stock Exchange since May 7, 1999. Prior to its listing on the New York Stock Exchange, the Company's common stock traded under the symbol "MTRS" on the Nasdaq Stock Market since the initial public offering on October 25, 1996. As of February 25, 2000, there were 533 holders of record and 12,700 beneficial holders of the Company's common stock.

CORPORATE INFORMATION

Corporate Offices

Executive Offices
600 South Highway 169
Interchange Tower, Suite 1800
St. Louis Park, Minnesota 55426
(952) 525-5020

Direct Merchants Credit Card Bank, National Association
6909 East Greenway Parkway
Scottsdale, Arizona 85254

Annual Meeting

Tuesday, May 9, 2000
10 a.m., Hyatt Regency Minneapolis
1300 Nicollet Mall
Minneapolis, Minnesota 55403

Stock Listing
New York Stock Exchange
Stock Symbol: MXT

Independent Auditors
KPMG LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Harris Trust and Savings Bank
Chicago, Illinois

Form 10-K
A copy of the Company's Annual Report on Form 10-K may be obtained free of charge from the Company's Investor Relations contact:

Mark Van Ert
Vice President Investor Relations
Phone:  (952) 525-5092
Fax:    (952) 593-4733

BOARD OF DIRECTORS

Theodore Deikel
Chairman
Metris Companies Inc.

Ronald N. Zebeck
President and Chief Executive Officer

Lee R. Anderson, Sr.
Chairman and CEO
API Group, Inc.

C. Hunter Boll
Managing Director
Thomas H. Lee Company

John A. Cleary
President
John Cleary Enterprises

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company

David V. Harkins
Senior Managing Director
Thomas H. Lee Company

Walter M. Hoff
Chief Executive Officer
NDC Health Information Services

Thomas H. Lee
President
Thomas H. Lee Company

Derek V. Smith
President & CEO
ChoicePoint, Inc.

Frank D. Trestman
President
Trestman Enterprises

Audit Committee
Frank D. Trestman, Chairman
Walter M. Hoff
Derek V. Smith

Compensation Committee
John A. Cleary, Chairman
Lee R. Anderson, Sr.
David V. Harkins
Frank D. Trestman

EXECUTIVE OFFICERS

Ronald N. Zebeck
President and Chief
Executive Officer

Z. Jill Barclift
Executive Vice President, General Counsel and Secretary

Joseph A. Hoffman
Executive Vice President, Consumer Credit Card Marketing

Douglas B. McCoy
Executive Vice President, Operations

David R. Reak
Executive Vice President, Risk Management/Recovery

Douglas L. Scaliti
Executive Vice President, Fee-Based Products

David D. Wesselink
Executive Vice President, Chief Financial Officer

Jean C. Benson
Senior Vice President, Finance, Corporate Controller

Patrick J. Fox
Senior Vice President, Business Development

Paul T. Runice
Senior Vice President, Treasurer

Benson Woo
Senior Vice President, Finance

OTHER OFFICERS

William R. Anderson
Senior Vice President, Electronic Commerce

Adolph T. Barclift
Senior Vice President, Information Services

Matthew S. Melius
Senior Vice President, Portfolio Marketing

Jon Mendel
Senior Vice President, Human Resources

Jean P. Vernor
Senior Vice President, Business Development