Form 10-K, Exhibit 13
period 2000-12-31
METRIS COMPANIES INC
filed 2001-03-28
CIK 1021061

Selected Financial Data
Owned Basis

                                                                Year Ended December 31,



(In thousands, except EPS, dividends and stock prices)                                                      Four-Year
                                                                                                            Compound
                                          2000          1999          1998          1997          1996     Growth Rate
                                          ----          ----          ----          ----          ----     -----------
Income Statement Data:

Net interest income ................   $  371,772    $  180,328    $   82,698    $   57,243    $   26,088      94.3%
Provision for loan losses ..........      388,234       174,800        77,770        43,989        18,477     114.1
Other operating income .............      933,787       623,772       315,480       187,796       126,222      64.9
Other operating expense ............      594,414       437,984       227,160       139,167       101,287      55.6
------------------------------------   ----------    ----------    ----------    ----------    ----------     -----
Income before income taxes, extra-
    ordinary loss and cumulative
    effect of accounting change ....      322,911       191,316        93,248        61,883        32,546      77.5
Tax rate ...........................         38.5%         39.7%         38.5%         38.5%         38.5%
Net income (1) .....................   $  195,153    $  115,363    $   57,348    $   38,058    $   20,016      77.5
------------------------------------   ----------    ----------    ----------    ----------    ----------     -----
Per Common Share Statistics (2):
EPS - diluted (1)(3) ...............   $     2.11    $     1.41    $     0.94    $     0.63    $     0.39      52.5
Stock price (year-end) .............        26.31         23.79         16.77         11.42          8.00      34.7
Dividends paid .....................        0.033         0.017         0.013         0.010            --
Shares outstanding (year-end) ......       62,243        57,919        57,779        57,675        57,675
Shares used to compute EPS (diluted)       92,582        76,324        59,905        60,715        51,386
------------------------------------   ----------    ----------    ----------    ----------    ----------     -----
Selected Operating Data:
Total accounts .....................        4,464         3,680         2,972         2,293         1,418      33.2
Year-end loans .....................   $3,202,884    $1,763,009    $  756,899    $  480,626    $  215,329      96.4
Year-end assets ....................    3,736,025     2,045,082       945,719       538,662       286,616      90.0
Average loans ......................    2,484,292     1,167,072       596,380       356,817       149,809     101.8
Average interest-earning assets ....    2,707,769     1,303,528       636,133       403,375       171,877      99.2
Average assets .....................    2,826,653     1,449,297       774,167       417,903       209,299      91.7
Average total equity ...............      759,633       542,050       219,835       158,180        92,852      69.1
Deposits ...........................    2,106,199       775,381            --            --            --
Debt ...............................      356,066       345,012       310,896       244,000        55,163      59.4
Preferred stock ....................      360,421       329,729       201,100            --            --
Return on average assets (1) .......          6.9%          8.0%          7.4%          9.1%          9.6%
Return on average total equity (1) .         25.7%         21.3%         26.1%         24.1%         21.6%
Selected Enhancement Services Data:
Revenue:
Credit protection ..................   $  149,421    $  109,502    $   73,773    $   47,550    $   25,487      55.6
Membership products ................       75,981        31,858        13,301         4,905         1,207     181.6
Warranty/other .....................       40,798        33,731        22,049        12,077        23,579      14.7
                                       ----------    ----------    ----------    ----------    ----------
Total revenue ......................      266,200       175,091       109,123        64,532        50,273      51.7
Deferred revenue ...................      199,796       127,541        72,866        35,461         2,060     213.8
Active members .....................        6,067         4,902         3,619         2,997         1,981      32.3

(1) Excluding the one-time, non-cash accounting impacts from the adoption of Staff Accounting Bulletin No. 101 for our debt waiver products in March 2000, and the conversion of the Thomas H. Lee Series B Preferred Stock, 12% Senior Notes and cancellation of warrants in June 1999. (Refer to Note 7 of the Consolidated Financial Statements for additional information.)
(2)  Amounts adjusted for three-for-two stock split effected on June 15, 2000.
(3) Earnings per share is calculated assuming the Company was incorporated at the beginning of the first year shown.


Selected Financial Data
Managed Basis (1)                                               Year Ended December 31,

                                                                                                           Four-Year
                                                                                                           Compound
(In thousands, except EPS)               2000          1999          1998           1997         1996     Growth Rate
                                         ----          ----          ----           ----         ----     -----------
Income Statement Data:
Net interest income ..............   $1,074,875    $  828,246    $  505,812    $  306,361    $  143,491       65.4%
Provision for loan losses ........      917,905       742,537       534,124       319,299       136,305       61.1
Other operating income ...........      760,355       543,591       348,720       213,988       126,647       56.5
Other operating expense ..........      594,414       437,984       227,160       139,167       101,287       55.6
----------------------------------   ----------    ----------    ----------    ----------    ----------       ----
Income before income taxes, extra-
    ordinary loss and cumulative
    effect of accounting change...      322,911       191,316        93,248        61,883        32,546       77.5
Tax rate .........................         38.5%         39.7%         38.5%         38.5%         38.5%
Net income (2) ...................   $  195,153    $  115,363    $   57,348    $   38,058    $   20,016       77.5
----------------------------------   ----------    ----------    ----------    ----------    ----------       ----
Per Common Share Statistics (3):
EPS - diluted (2)(4) .............   $     2.11    $     1.41    $     0.94    $     0.63    $     0.39       52.5
----------------------------------   ----------    ----------    ----------    ----------    ----------       ----

Selected Operating Data:

Year-end loans ...................   $9,273,108    $7,281,322    $5,315,042    $3,546,936    $1,615,940       54.8
Year-end assets ..................    9,806,249     7,563,394     5,503,862     3,604,972     1,687,227       55.2
Average loans ....................    8,021,437     6,003,791     4,000,467     2,294,893     1,018,856       67.5
Average interest-earning assets ..    8,244,914     6,140,247     4,040,220     2,341,451     1,040,924       67.8
Average assets ...................    8,332,500     6,269,760     4,159,171     2,355,978     1,078,346       66.7
Return on average assets (2) .....          2.3%          1.8%          1.4%          1.6%          1.9%
Equity to managed assets .........          9.0%          8.2%          7.9%          4.9%          8.2%
Net interest margin (5) ..........         13.0%         13.5%         12.5%         13.1%         13.8%
Loan loss reserves ...............   $  763,975    $  619,028    $  393,283    $  244,084    $   95,669       68.1
Delinquency ratio (6) ............          8.3%          7.6%          6.8%          6.6%          5.5%
Loan loss reserve ratio ..........          8.2%          8.5%          7.4%          6.9%          5.9%
Net charge-off ratio (7) .........          9.7%          9.0%         10.1%          8.3%          6.2%

(1) The Company analyzes its financial performance on a managed loan portfolio basis whereby the income statement and balance sheet are adjusted to reverse the effects of securitization.
(2) Excluding the one-time, non-cash accounting impacts from the adoption of Staff Accounting Bulletin No. 101 for our debt waiver products in March 2000, and the conversion of the Thomas H. Lee Series B Preferred Stock, 12% Senior Notes and cancellation of warrants in June 1999. (Refer to Note 7 of the Consolidated Financial Statements for additional information.)
(3)  Amounts adjusted for three-for-two stock split effected on June 15, 2000.
(4) Earnings per share is calculated assuming the Company was incorporated at the beginning of the first year shown.
(5) Includes the Company's actual cost of funds plus all costs associated with asset securitizations, including the interest expense paid to the certificate holders and amortization of the discount and fees.
(6) Delinquency ratio represents credit card loans that were at least 30 days contractually past due at year end as a percentage of year-end managed loans.
(7) Net charge-off ratio reflects actual principal amounts charged off, less recoveries, as a percentage of average managed credit card loans.

METRIS COMPANIES INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
   OPERATIONS


     The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of Metris Companies Inc. ("MCI") and its subsidiaries, including Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"), which may be referred to as "we," "us," "our" and the "Company." This discussion should be read in conjunction with the consolidated financial statements and the related notes thereto.

General
-------

     We are an information-based direct marketer and provider of consumer lending products and enhancement services primarily to moderate-income consumers. We underwrite and offer credit cards and enhancement services to moderate-income consumers that have historically been overlooked by other credit card companies and in doing so provide opportunities for such individuals to establish bankcard credit. Our products are available throughout the United States.

                  Business Segments

         We measure performance and operate in two business segments:

* Consumer Lending Products, which are primarily unsecured and secured credit cards issued by Direct Merchants Bank; and

* Enhancement Services, which include debt waiver programs, membership clubs, extended service plans and third-party insurance offered to our credit card customers, customers of third parties and the Internet market.

     We receive income from our consumer lending products through: interest charges and other finance charges assessed on outstanding credit card loans; credit card fees (including, for example, annual membership, cash advances, overlimit fees, and past due fees); and interchange fees. The primary expenses of this business are the costs of funding the loans, provisions for loan losses and operating expenses including employee compensation, account solicitation and marketing expenses, and data processing and servicing expenses. Profitability is affected by the number of responses and approval rates compared to solicitation efforts, loan growth, interest spreads on loans, credit card usage, credit quality (delinquencies and charge-offs), card cancellations and fraud losses.

     In addition to sales to third parties, the enhancement services business derives benefits from our consumer lending products business because we cross-sell these services to our credit card holders. Nonetheless, our two business segments differ with respect to the factors that affect profitability, including how income is generated and how expenses are incurred. These differences require us to manage our operations separately.

     We receive revenue from our enhancement services through fees for those services. Expenses include costs of solicitation, underwriting and claims servicing expenses, fees paid to third parties and other operating expenses. The primary factors that affect profitability for this business are: response rates to solicitation efforts, returns or cancel rates, renewal rates and claims rates.

                  Spin Off

     You will see references in the following discussion of our financial performance to the "spin off." Prior to September 25, 1998, Fingerhut Companies, Inc. owned 83% of our common stock. During the third quarter of 1998, Fingerhut received written approval from the Internal Revenue Service to distribute its interest in our Company to Fingerhut's shareholders in a tax-free spin off. Fingerhut executed this spin off on September 25, 1998, and at that time we ceased to be a subsidiary of Fingerhut.

Results of Operations

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

     Net income applicable to common stockholders for the year ended December 31, 2000, was $163.5 million, or $2.11 per diluted share, up from net loss applicable to common stockholders of $61.6 million, or $1.07 per diluted share for 1999. Net loss applicable to common stockholders for the year ended December 31, 1999, included a $152.4 million one-time, non-cash accounting impact from the issuance of the Series C Perpetual Convertible Preferred Stock, extinguishing the Series B Preferred Stock, the 12% Senior Notes, and the ten-year warrants reported in the second quarter 1999. Income before these extraordinary items for the year ended December 31, 1999, was $115.4 million, or $1.41 per diluted share. The increase in net income results from an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans and active enhancement members. Average managed loans increased to $8.0 billion for the year ended December 31, 2000, from $6.0 billion in 1999, an increase of 34%, and active enhancement services members grew to 6.1 million at December 31, 2000, from 4.9 million in 1999. In addition, credit card charge volume was approximately $8.1 billion for the full year 2000, a 41% increase over the same period in 1999.

     The provision for loan losses on a managed basis was $917.9 million in 2000, compared to $742.5 million in 1999. The increase primarily reflects higher credit card loan balances and the addition of new credit card portfolios as well as an increase in net charge-offs. The reported managed net charge-off rate was 9.7% in 2000 compared to 9.0% in 1999. The charge-off rate before the impact of purchase accounting related to portfolio acquisitions for the year ended December 31, 2000, was 9.9% compared to 10.4% for the year ended December 31, 1999.

     Other operating income on a managed basis increased $216.8 million, or 40%, to $760.4 million for the year ended December 31, 2000. This increase was primarily due to credit card fees, interchange fees and other credit card income, which increased to $505.2 million for 2000, up 32% over $382.2 million for 1999. In addition, enhancement services revenues increased 52% to $266.2 million for 2000, up from $175.1 million for 1999. These increases were primarily due to the growth in total credit card and enhancement services accounts, an increase in outstanding receivables in the managed credit card loan portfolio, development of new third-party relationships and the creation of new products.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This SAB formalized the accounting for services sold with a full refund, requiring all companies to defer recognition of service revenues until the cancellation period is complete. We adopted this practice for membership programs in 1998, before the official guidance was released. Due to the adoption of this SAB, we recorded a cumulative effect of change in accounting principle in the first quarter of 2000, with a net after-tax impact of $3.4 million. This one-time, non-cash adjustment was to defer recognition of debt waiver revenue until the cancellation period is complete, which is one month. Prior to this change, we recognized one-half of the current period revenues in the month billed.

     Other operating expenses increased to $594.4 million in 2000, compared to $438.0 million in 1999. This increase was due to continued investments in our infrastructure in order to service the growth in our managed credit card loan portfolio and our enhancement services members, as well as an increase in overall marketing expenditures. Our managed operating efficiency ratio increased to 32.4% in 2000 from 31.9% in 1999, due to the investment in infrastructure and marketing programs discussed above.

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

     Our managed loan portfolio is comprised of credit card loans, retained interests in loans securitized and the investors' share of securitized credit card loans. The investors' interests in securitized credit card loans is not an asset of the Company. Therefore, we do not show it on our consolidated balance sheets. The following tables summarize our managed loan portfolio:

                                                          December 31,
                                                 2000         1999         1998
                                                 ----         ----         ----
(Dollars in thousands)
Year-end balances:
Credit card loans:
  Credit card loans .......................   $1,179,203   $  145,783   $    3,430
  Retained interests in loans securitized .    2,023,681    1,617,226      753,469
  Investors' interests in securitized loans    6,070,224    5,518,313    4,558,143
                                              ----------   ----------   ----------
Total managed loan portfolio ..............   $9,273,108   $7,281,322   $5,315,042
                                              ==========   ==========   ==========

                                                       Year Ended December 31,
                                                 2000         1999         1998
                                                 ----         ----         ----
(Dollars in thousands)
Average balances:
Credit card loans:
  Credit card loans .....................     $  614,991   $   20,505   $   52,016
  Retained interests in loans securitized .    1,869,301    1,146,567      544,364
  Investors' interests in securitized loans    5,537,145    4,836,719    3,404,087
                                              ----------   ----------   ----------
Total managed loan portfolio ..............   $8,021,437   $6,003,791   $4,000,467
                                              ==========   ==========   ==========

Impact of Credit Card Securitizations

     The following table provides a summary of the effects of credit card securitizations on selected line items of our statements of income for each of the periods presented, as well as selected financial information on both an owned and managed loan portfolio basis:

                                                            Year Ended December 31,

(Dollars in thousands)                             2000            1999            1998
                                                   ----            ----            ----
Statements of Income (owned basis):
   Net interest income .....................   $   371,772     $   180,328     $    82,698
   Provision for loan losses ...............       388,234         174,800          77,770
   Other operating income ..................       933,787         623,772         315,480
   Other operating expense .................       594,414         437,984         227,160
                                               -----------     -----------     -----------
   Income before income taxes, extraordinary
     loss and cumulative effect of
     accounting change......................   $   322,911     $   191,316     $    93,248
                                               ===========     ===========     ===========
Adjustments for Securitizations:
   Net interest income .....................   $   703,103     $   647,918     $   423,114
   Provision for loan losses ...............       529,671         567,737         456,354
   Other operating income ..................      (173,432)        (80,181)         33,240
   Other operating expense .................            --              --              --
                                               -----------     -----------     -----------
   Income before income taxes, extraordinary
     loss and cumulative effect of
     accounting change .....................   $        --     $        --     $        --
                                               ===========     ===========     ===========
Statements of Income (managed basis):
   Net interest income .....................   $ 1,074,875     $   828,246     $   505,812
   Provision for loan losses ...............       917,905         742,537         534,124
   Other operating income ..................       760,355         543,591         348,720
   Other operating expense .................       594,414         437,984         227,160
                                               -----------     -----------     -----------
   Income before income taxes, extraordinary
      loss and cumulative effect of
      accounting change ....................   $   322,911     $   191,316     $    93,248
                                               ===========     ===========     ===========

Other Data:
Owned Basis:
   Average interest-earning assets .........   $ 2,707,769     $ 1,303,528     $   636,133
   Return on average assets (1) ............           6.9%            8.0%            7.4%
   Return on average total equity (1) ......          25.7%           21.3%           26.1%
   Net interest margin (2) .................          13.7%           13.8%           13.0%
Managed Basis:
   Average interest-earning assets .........   $ 8,244,914     $ 6,140,247     $ 4,040,220
   Return on average assets (1) ............           2.3%            1.8%            1.4%
   Return on average total equity (1) ......          25.7%           21.3%           26.1%
   Net interest margin (2) .................          13.0%           13.5%           12.5%

(1) 1999 presented before extraordinary loss.

(2) Net interest margin is equal to net interest income divided by average interest-earning assets.

         Risk Based Pricing

     We price credit card offers based on a prospect's risk profile prior to solicitation or upon receipt of a completed application. We evaluate a prospect to determine credit needs, credit risk, and existing credit availability and then develop a customized offer that includes the most appropriate product, brand, pricing and credit line. After customers open credit card accounts, we periodically monitor customers' internal and external credit performance and periodically recalculate behavior, revenue, attrition and bankruptcy predictors. We re-evaluate customers' risk profiles on a regular basis, and the lending relationship can evolve to include more competitive (or more restrictive) pricing and product configurations. In our analyses, we consider the overall profitability of accounts, using both credit information and the profitability from selling enhancement services to the customers.

Net Interest Income

     Net interest income consists primarily of interest earned on our credit card loans, less interest expense on borrowings to fund the loans. Managed net interest income for the year ended December 31, 2000, was $1.1 billion compared to $0.8 billion in 1999, an increase of $246.6 million. This increase was primarily due to a $2.0 billion increase in average managed loans over the comparable period in 1999, partially offset by a reduction in net interest margins. The net interest margin on managed interest-earning assets decreased to 13.0% for the year ended December 31, 2000, from 13.5% for the year ended December 31, 1999. The net interest margin decrease is primarily due to excess liquidity held during 2000 and our continued repricing to reward good customers as a retention and usage device. The net interest margin on an owned basis decreased to 13.7% for the year ended December 31, 2000, from 13.8% in 1999.

Analysis of Average Balances, Interest and Average Yields and Rates

     The following table provides an analysis of interest income and expense, net interest spread, net interest margin and average balance sheet data for the years ended December 31, 2000, 1999 and 1998:

                                                                         Year Ended December 31,

                                                ------------------------------------------------------------------------
                                                                 2000                                  1999
                                                                 ----                                  ----
(Dollars in thousands)                          Average                    Yield/     Average                     Yield/
                                                Balance        Interest    Rate       Balance        Interest      Rate
                                                -------        --------    ----       -------        --------      ----
Owned Basis
Assets:
Interest-earning assets:
Federal funds sold ........................   $   144,780    $     9,139     6.3%   $    90,748    $     4,477     4.9%
Short-term investments ....................        78,697          4,710     6.0%        45,708          2,298     5.0%
Credit card loans and
    retained interests in
    loans securitized .....................     2,484,292        490,929    19.8%     1,167,072        229,394    19.7%
                                              -----------    -----------     ---    -----------    -----------
Total interest-earning assets .............   $ 2,707,769    $   504,778    18.6%   $ 1,303,528    $   236,169    18.1%
Other assets ..............................       814,053             --      --        651,227             --      --
Allowance for loan losses .................      (695,169)            --      --       (505,458)            --      --
                                              -----------                           -----------
Total assets ..............................   $ 2,826,653             --      --    $ 1,449,297             --      --
                                              ===========                           ===========
Liabilities and Equity:
Interest-bearing liabilities:
Deposits ..................................   $ 1,317,718    $    89,560     6.8%   $   328,035    $    19,329     5.9%
Debt ......................................       354,204         43,446    12.3%       323,260         36,512    11.3%
                                              -----------    -----------     ---    -----------    -----------
Total interest-bearing liabilities.........   $ 1,671,922    $   133,006     7.9%   $   651,295    $    55,841     8.6%
Other liabilities .........................       395,098             --      --        255,952             --      --
                                              -----------                           -----------
Total liabilities .........................     2,067,020             --      --        907,247             --      --
Stockholders' equity ......................       759,633             --      --        542,050             --      --
                                              -----------                           -----------
Total liabilities and equity ..............   $ 2,826,653             --      --    $ 1,449,297             --      --
                                              ===========                           ===========

Net interest income and interest margin (1)            --    $   371,772    13.7%            --    $   180,328    13.8%
Net interest rate spread (2) ..............            --             --    10.7%            --             --     9.5%

Managed Basis

Credit card loans .........................   $ 8,021,437    $ 1,582,503    19.7%   $ 6,003,791    $ 1,156,888    19.3%
Total interest-earning assets .............     8,244,914      1,596,352    19.3%     6,140,247      1,163,663    19.0%
Total interest-bearing liabilities.........     7,209,068        521,477     7.2%     5,488,015        335,417     6.1%
Net interest income and interest margin (1)            --      1,074,875    13.0%            --        828,246    13.5%
Net interest rate spread (2) ..............            --             --    12.1%            --             --    12.9%

(1) We compute net interest margin by dividing net interest income by average total interest-earning assets.

(2) The net interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

                                             Year Ended December 31,

                                     ------------------------------------
                                                      1998

(Dollars in thousands)                 Average                    Yield/
                                       Balance        Interest     Rate
                                       -------        --------     ----
Owned Basis
Assets:
Interest-earning assets:

Federal funds sold ...............   $    20,190    $     1,065     5.3%
Short-term investments ...........        19,563          1,028     5.3%
Credit card loans and retained
   interests in loans
   securitized ......................    596,380        111,118    18.6%
                                     -----------    -----------
Total interest-earning assets ....   $   636,133    $   113,211    17.8%
Other assets .....................       423,278             --      --
Allowance for loan losses ........      (285,244)            --      --
                                     -----------
Total assets .....................   $   774,167             --      --
                                     ===========
Liabilities and Equity:
Interest-bearing liabilities:
Deposits .........................   $        --    $        --      --
Debt .............................       284,038         30,513    10.7%
                                     -----------    -----------
Total interest-bearing liabilities   $   284,038    $    30,513    10.7%
Other liabilities ................       270,294             --      --
                                     -----------
Total liabilities ................       554,332             --      --
Stockholders' equity .............       219,835             --      --
                                     -----------
Total liabilities and equity .....   $   774,167             --      --
                                     ===========
Net interest income and interest
   margin (1) ....................            --    $    82,698    13.0%
Net interest rate spread (2) .....            --             --     7.1%

Managed Basis

Credit card loans ................   $ 4,000,467    $   738,675    18.5%
Total interest-earnings assets ...     4,040,220        740,768    18.3%
Total interest-bearing
   liabilities....................     3,719,960        234,956     6.3%
Net interest income and
    interest margin (1) ..........            --        505,812    12.5%
Net interest rate spread (2) .....            --             --    12.0%

(1) We compute net interest margin by dividing net interest income by average total interest-earning assets.

(2) The net interest rate spread is the yield on average interest-earning assets minus the funding rate on average interest-bearing liabilities.

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


                                          Year Ended December 31,              Year Ended December 31,
                                               2000 vs. 1999                      1999 vs. 1998
                                      ---------------------------------------------------------------------

                                               Change due to*                      Change due to*
(Dollars in thousands)               Increase     Volume       Rate       Increase    Volume        Rate
                                     --------     ------       ----       --------    ------        ----
Interest Income:
Federal funds sold ..............   $   4,662   $   3,173   $   1,489    $   3,412   $   3,476   $     (64)
Short-term investments ..........       2,412       1,909         503        1,270       1,313         (43)
Credit card loans and retained
   interests in loans securitized     261,535     260,294       1,241      118,276     111,855       6,421
                                    ---------   ---------   ---------    ---------   ---------   ---------
Total interest income ...........     268,609     262,776       5,833      122,958     120,288       2,670
Deposit interest
   expense ......................      70,231      66,832       3,399       19,329      19,329        --
Other interest expense ..........       6,934       3,653       3,281        5,999       4,371       1,628
                                    ---------   ---------   ---------    ---------   ---------   ---------
Total interest expense ..........      77,165      80,927      (3,762)      25,328      30,015      (4,687)
                                    ---------   ---------   ---------    ---------   ---------   ---------
Net interest income .............   $ 191,444   $ 181,849   $   9,595    $  97,630   $  90,273   $   7,357
                                    =========   =========   =========    =========   =========   =========

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. We calculate changes in income and expense independently for each caption in the analysis. The totals for the volume and rate columns are not the sum of the individual lines.

Other Operating Income

     Other operating income contributes substantially to our results of operations, representing 65% and 73% of owned revenues for the years ended December 31, 2000 and 1999, respectively. Enhancement services revenues, particularly from debt waiver products, provide a significant percentage of other operating income. We expect debt waiver products and other enhancement services revenues to increase with growth in credit card accounts and as we continue to offer enhancement services to our customer base and to customers of third parties.

     Other operating income increased $310.0 million for the year ended December 31, 2000, over 1999, primarily due to income generated from the growth in the number of credit card accounts and amount of card activity and from increases in active enhancement members. Net securitization and credit card servicing income increased $125.4 million or 39% over 1999 due to an increase in average securitized receivables of $0.7 billion, a reduction in the provision for loan losses on securitized receivables due to better than expected loan loss experience and increased interchange as overall credit card charge volume increased to approximately $8.1 billion in 2000 from $5.7 billion in 1999. Credit card fees and other credit card income increased over 1999 due to the growth in number of accounts and receivables generating annual fees, cash advance revenue and late and overlimit fee revenue. Enhancement services revenues increased 52% to $266.2 million due to the successful results of our increased marketing efforts of our existing products and services to our customers and customer of third parties. We have also successfully developed new products during 2000 and have added additional third parties to whom we market our products. We generated 4.8 million new enhancement service relationships in 2000, resulting in a 24% increase in active members during the year. Specifically, debt waiver product revenue increased by $38.7 million to $144.7 million for the year ended December 31, 2000, as we continued to add new credit card customers with debt waiver protection.

Other Operating Expense

     Total other operating expenses for the year ended December 31, 2000, increased $156.4 million over 1999, largely due to costs associated with the growth of our business activities. Employee compensation increased $56.2 million for the year ended December 31, 2000, due to a 35% increase in employees to support the increase in credit card accounts and enhancement services active memberships. Other expenses increased $48.9 million for the year as a result of the addition of new facilities and equipment to support the growth in the number of employees during the year. Data processing services and communications expenses increased $20.2 million, largely due to the growth in credit card accounts, transaction volumes and loan balances.

Income Taxes

     Our provision for income taxes includes both federal and state income taxes. Applicable income tax expense was $124.3 million, $76.0 million and $35.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. This tax expense represents an effective tax rate of 38.5%, 39.7% and 38.5% for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in 1999 was due to the conversion of the Series B Perpetual Convertible Preferred Stock and 12% Senior Notes to the Series C Perpetual Convertible Preferred Stock and the cancellation of warrants.

Asset Quality

     Our delinquency and net loan charge-off rates at any point in time reflect, among other factors, the credit risk of loans, the average age of our various credit card account portfolios, the success of our collection and recovery efforts, and general economic conditions. The average age of our credit card portfolio affects the stability of delinquency and loss rates. In order to minimize losses, we continue to focus our resources on refining our credit underwriting standards for new accounts, and on collections and post charge-off recovery efforts. At December 31, 2000, 48% of our managed accounts and 30% of our loans were less than 24 months old.

     For the year ended December 31, 2000, our net charge-off ratio was 9.7%, compared to 9.0% for the year ended December 31, 1999. Without the impact of purchase accounting related to acquired portfolios, the charge-off rate was 9.9% and 10.4% for the years ended December 31, 2000 and 1999, respectively. Our charge-offs without the impact of purchase accounting have been stable, with losses between 9.5% and 11.0% for the last eight quarters.

     We use credit line analyses, account management and customer transaction authorization procedures to minimize loan losses. Our risk models determine initial credit lines at the time of solicitation or upon receipt of a completed application and generally result in lower credit lines than the industry average. We manage credit lines on an ongoing basis and adjust them based on customer usage and payment patterns. To maximize profitability, we continually monitor customer accounts. We initiate appropriate collection activities when an account is delinquent or overlimit.

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

     The following table presents the delinquency trends of our credit card loan portfolio on a managed portfolio basis:

Managed Loan Delinquency
                      December 31,   % of   December 31,  % of    December 31,   % of
                         2000       Total      1999       Total       1998       Total
                      ------------  -----   ------------  -----   ------------   -----
(Dollars in thousands)

Managed loan ......   $9,273,108     100%   $7,281,322     100%   $5,315,042     100%
   portfolio
Loans contractually
   delinquent:
   30 to 59 days ..      228,238     2.5%      168,882     2.3%      113,449     2.1%
   60 to 89 days ..      173,531     1.9%      117,740     1.6%       75,049     1.4%
   90 or more days       365,963     3.9%      270,092     3.7%      173,812     3.3%
                      ----------   -----    ----------   -----    ----------   -----
      Total .......   $  767,732     8.3%   $  556,714     7.6%   $  362,310     6.8%
                      ==========   =====    ==========   =====    ==========   =====

     The increase in the managed delinquency rates over 1999 reflects a slight deterioration in the economy and increased delinquencies in our secured card portfolio. Without the impact of purchase accounting related to acquired portfolios, delinquency rates would have been 8.3%, 7.8% and 7.4%, respectively. We intend to continue to focus our resources on our collection efforts to minimize the negative impact to net loan losses that results from increased delinquency levels.

         Net charge-offs

     Net charge-offs include the principal amount of losses from cardholders unwilling or unable to pay their loan balances, as well as bankrupt and deceased cardholders, less current period recoveries. Net charge-offs exclude accrued finance charges and fees, which are charged against the related income at the time of charge-off. During the quarter ended March 31, 2000, we changed our policy for secured card accounts to charge off accounts 120 days contractually delinquent. Prior to the first quarter our charge-off policy for secured card accounts was the same as our overall charge-off policy, which is to charge off accounts 180 days contractually delinquent. This change was made based on our experience that secured card customers who are 120 days delinquent more closely resemble recovery accounts.

     The following table presents our net charge-offs for the periods indicated as reported in the consolidated financial statements and on a managed portfolio basis:

                                                 Year Ended December 31,

                                         ---------------------------------------

                                            2000          1999          1998
                                            ----          ----          ----

(Dollars in thousands)

Owned Basis:
     Average loans and retained
         interests in loans securitized
         outstanding ..................  $2,484,292    $1,167,072    $  596,380
     Net charge-offs ..................     250,296        96,102        58,793
     Net charge-offs as a percentage of
         average loans outstanding ....        10.1%          8.2%          9.9%
                                         ==========    ==========    ==========

Managed Basis:

     Average loans outstanding ........  $8,021,437    $6,003,791    $4,000,467
     Net charge-offs ..................     778,921       543,085       405,077
     Net charge-offs as a percentage of
         average loans outstanding ....         9.7%          9.0%         10.1%
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

     The provision for loan losses on a managed basis for the year ended December 31, 2000, totaled $917.9 million compared to a provision of $742.5 million in 1999. The increase in the provision for loan losses in 2000 compared to 1999 reflects an increase in the managed charge-off ratio to 9.7 percent in 2000 versus 9.0 percent in 1999 and a 34% increase in the average managed loan portfolio. The increase in the managed charge-off ratio in 2000 reflects a slight deterioration in the economy and increased charge-offs in our secured card portfolio.

Analysis of Allowance for Loan Losses

     The following table presents the change in our allowance for loan losses and other ratios on a managed portfolio basis for the periods presented:

                                                                   Year Ended December 31,
                                                           -------------------------------------
(Dollars in thousands)                                        2000          1999          1998
                                                              ----          ----          ----
Managed Basis:
Balance at beginning of year ...........................   $ 619,028     $ 393,283     $ 244,084
Allowance related to assets acquired, net ..............       5,963        26,293        20,152
Provision for loan losses ..............................     917,905       742,537       534,124
Loans charged off ......................................    (854,087)     (582,637)     (420,875)
Recoveries .............................................      75,166        39,552        15,798
                                                           ---------     ---------     ---------
Net loans charged off ..................................    (778,921)     (543,085)     (405,077)
                                                           ---------     ---------     ---------
Balance at end of year .................................   $ 763,975     $ 619,028     $ 393,283
                                                           =========     =========     =========

Ending allowance as a percent of loans .................         8.2%          8.5%          7.4%
Ending allowance as a percent of 30-day
   plus receivables.....................................         100%          111%          109%


     The reduction in the allowance as a percentage of loans and as a percentage of 30-day plus receivables reflects improved account analysis and management. We believe the allowance for loan losses is adequate to cover probable losses inherent in the loan portfolio under current conditions. However, there can be no assurance as to the future credit losses that may be incurred in connection with our loan portfolio, nor can there be any assurance that the loan loss allowance that has been established will be sufficient to absorb such expected loan losses. We continually monitor the allowance for loan losses and make additional provisions to the allowance as we deem appropriate.

Derivative Activities
---------------------

     We use derivative financial instruments for the purpose of managing our exposure to interest rate risks. We have a number of procedures in place to monitor and control both market and credit risk from these derivative activities. Our senior management approves all derivative strategies and transactions.

Market Risk
-----------

     Market risk is the risk of loss from adverse changes in market prices and rates. Our principal market risk is due to changes in interest rates. This affects us directly in our lending and borrowing activities, as well as indirectly, as interest rates may impact the payment performance of our cardholders.

     To manage our direct risk to market interest rates, management actively monitors the interest rates and the interest sensitive components of our owned and managed balance sheet to minimize the impact changes in interest rates have on the fair value of assets, net income and cash flow. We seek to minimize the impact of changes in interest rates on us primarily by matching asset and liability repricings.

     Our primary managed assets are credit card loans, which are virtually all priced at rates indexed to the variable Prime Rate. We fund credit card loans through a combination of cash flows from operations, asset securitizations, bank loans, subsidiary bank deposits, long-term debt and equity issuances. Our securitized loans are owned by a trust and bank-sponsored single-seller and multi-seller receivable conduits, which have committed funding primarily indexed to variable commercial paper rates and the London Interbank Offered Rate ("LIBOR"). The $270 million bank credit facility has pricing that is also indexed to LIBOR or Prime Rate. The subsidiary bank deposits are issued at fixed interest rates. We have entered into an interest rate swap agreement which effectively converted $249 million of deposits to rates indexed to LIBOR. The long-term debt is at fixed interest rates. At December 31, 2000, approximately 11.9% of the trust and conduit funding of securitized receivables was funded with fixed rate securities.

     In an interest rate environment with rates at or below current rates, 88.1% of the securitization funding for the managed loan portfolio is indexed to floating commercial paper and LIBOR rates. In an interest rate environment with rates significantly above current rates, the potentially negative impact on earnings of higher interest expense is mitigated by fixed rate funding and interest rate cap contracts.

     The approach used by management to quantify interest rate risk is a sensitivity analysis, which management believes best reflects the risk inherent in our business. This approach calculates the impact on net income from an instantaneous and sustained change in interest rates by 200 basis points. Assuming no counteractive measures by management, a 200 basis point increase in interest rates affecting our floating rate financial instruments, including both debt obligations and loans, will result in an increase in net income of approximately $47.0 million relative to a base case over the next 12 months; while a decrease of 200 basis points will result in a reduction in net income of approximately $47.0 million. Our use of this methodology to quantify the market risk of financial instruments should not be construed as an endorsement of its accuracy or the accuracy of the related assumptions. In addition, this methodology does not take into account the indirect impact interest rates may have on the payment performance of our cardholders. The quantitative information about market risk is necessarily limited because it does not take into account operating transactions or other costs associated with managing immediate changes in interest rates.

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

                                                                      Year-End Funding Mix*
                                                                        (At December 31,)


                                                               Weighted-                                       Weighted-
                                                                Average                                         Average
                                              2000           Interest Rate                   1999            Interest Rate
                                              ----           -------------                   ----            -------------
Total year-end
     funding..............         $       9.4 billion              7.1%        $         7.3 billion                6.1%

Bank loans................                     1.0%                 9.4%                     1.4%                    7.8%
Bank conduit
   securitizations........                     2.3%                 7.6%                    10.3%                    6.7%
Long-term debt............                     2.7%                10.9%                     3.4%                   11.2%
Equity....................                     9.4%                  --                      8.6%                     --
Deposits..................                    22.4%                 6.8%                    10.7%                    5.9%
Metris Master Trust.......                    62.2%                 7.0%                    65.6%                    5.8%
                                   ----------------                              ----------------
                                             100.0%                                        100.0%
                                   ================                              ================


                                           (*Chart replaces graph in 2000 Annual Report.)

     We finance the growth of our credit card loan portfolio through cash flows from operations, asset securitizations, bank loans, subsidiary bank deposits, long-term debt and equity issuances.

     During 2000 and 1999, we had net proceeds of approximately $552.0 million and $960.2 million, respectively, from sales of credit card loans to the trust and conduits. We used cash generated from these transactions to reduce borrowings and to fund credit card loan portfolio growth.

     The following table presents the amounts, at December 31, 2000, of investor principal in securitized receivables scheduled to amortize in future years. We base the amortization amounts on estimated amortization periods, which are subject to change based on the trust and conduit performance.

(Dollars in millions)
2001                                                      $1,121
2002                                                       1,949
2003                                                         600
2004                                                         500
2005                                                       1,400
Thereafter                                                   500
                                                          ------
Total securitized loans at December 31, 2000              $6,070
                                                          ======

     Direct Merchants Bank issues certificates of deposit of $100,000 or more. As of December 31, 2000 and 1999, $2.1 billion and $0.8 billion of CDs were outstanding with original maturities ranging from three months to five years and three months to three years, respectively. These CDs pay fixed interest rates ranging from 5.4% to 7.6% and 5.2% to 6.6% at December 31, 2000 and 1999, respectively.

     We have a $170 million, three-year revolving credit facility and a $100 million five-year term loan. At December 31, 2000 and 1999, we were in compliance with all financial covenants under these agreements. At December 31, 2000 and 1999, we had outstanding borrowings of $100 million under the term loan facility. We have also issued and sold $150 million of 10.125% Senior Notes due 2006 and $100 million of 10% Senior Notes due 2004.

     The Company has $360.4 million of Series C Perpetual Convertible Preferred Stock outstanding which is held by affiliates of the Thomas H. Lee Company, a private equity firm, and is convertible into common shares at a conversion price of $12.42 per common share subject to adjustment in certain circumstances. The Series C Preferred Stock has a 9% dividend payable in additional shares of Series C Preferred Stock and will also receive any cash dividends paid on the Company's common stock on a converted basis. One share of Series C Preferred Stock is convertible into 30 shares of common stock, plus a premium amount designed to guarantee a portion of seven years' worth of dividends at a 9% annual rate. For conversions in 2000, the premium amount would be equal to approximately 14% of those future dividends. Assuming conversion of the Series C Preferred Stock into common stock, the Lee Company would own approximately 32% of the Company on a diluted basis at December 31, 2000. The Series C Preferred Stock entitles the holders to elect four members to our Board of Directors. The Series C Preferred may be redeemed by us in certain circumstances after December 31, 2001, by paying 103% of the redemption price of $372.50 and any accrued dividends at the time of redemption. We also have the option to redeem the Series C Preferred Stock after December 9, 2008, without restriction by paying the redemption price of $372.50 and any accrued dividends at the time of redemption.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks that are members of the Federal Reserve System can finance or otherwise supply funds to certain of their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to us or our subsidiaries. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to us or its subsidiaries. Therefore, Direct Merchants Bank's investments in federal funds sold are generally not available for the general liquidity needs of the Company or its subsidiaries. These restrictions were not material to our operations at December 31, 2000 and 1999.

     As the portfolio of credit card loans grows, or as the trust and conduit securitization fundings amortize, our funding needs will increase accordingly. We believe that our cash flows from operations, asset securitizations, bank loans, subsidiary bank deposits, long-term debt and equity issuances will provide us with adequate liquidity for meeting anticipated cash needs, although no assurance can be given to that effect.

Capital Adequacy

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of the Currency (the "OCC"), its primary regulator. At December 31, 2000 and 1999, Direct Merchants Bank exceeded the minimum required capital levels and was considered a "well-capitalized" depository institution under regulations of the OCC.

Newly Issued Pronouncements

     In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125. This standard revises the accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. The statement is effective for recognition and reclassification of collateral and for disclosures related to securitization transactions and collateral for fiscal years ending after December 15, 2000. We have revised the disclosures in our annual report to comply with the new standard and are evaluating the financial impact the adoption of the accounting portion of the new standard will have on our financial statements.

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and subsequent amendments No. 137 and No. 138, which establish accounting and reporting standards for derivative instruments. They require enterprises to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. These statements are effective for all fiscal quarters of fiscal years beginning after June 15, 2000. As a result of the adoption of FAS 133 effective

January 1, 2001, the Company estimates it will recognize a one-time, non-cash pre-tax charge to earnings of approximately $23 million. This one-time charge will be reflected as a cumulative effect of accounting change in the first quarter of 2001.

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

     Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors, which can not be predicted with certainty, will be important in determining future results. Among such factors are our limited operating history as a stand alone entity, our limited experience in originating and servicing credit card accounts, higher default and bankruptcy rates of our target market of moderate-income consumers, interest rate risks, risks associated with acquired portfolios, dependence on the securitization markets, state and federal laws and regulations, and general economic conditions that can have a major impact on the performance of loans. Each of these factors and others are more fully discussed under the caption "Business--Risk Factors" contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. As a result of these factors, we cannot guarantee any forward-looking statements. Actual future results may vary materially. Also, please note that the factors we provide are those we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here or in our 10-K for the year ended December 31, 2000, could also adversely affect us.

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

Year Ended December 31, 1999, Compared to Year Ended December 31, 1998

     Net loss applicable to common stockholders for the year ended December 31, 1999, was a loss of $61.6 million, or $1.07 per share, down from net income applicable to common stockholders of $56.2 million, or $0.94 per share for 1998. Net loss applicable to common stockholders for the year ended December 31, 1999, included a $152.4 million one-time, non-cash accounting impact from the issuance of the Series C Perpetual Convertible Preferred Stock, extinguishing the Series B Preferred Stock, the 12% Senior Notes, and the ten-year warrants reported in the second quarter 1999. Income before extraordinary items for the year ended December 31, 1999, was $115.4 million, or $1.41 per share, an increase of 101% over net income of $57.3 million or $0.94 per share for 1998. The increase in income before extraordinary items results from an increase in net interest income and other operating income partially offset by increases in the provision for loan losses and other operating expenses. These increases are largely attributable to the growth in average managed loans and active enhancement services members. Average managed loans increased to $6.0 billion for the year ended December 31, 1999, from $4.0 billion for the same period in 1998, an increase of 50% and active enhancement services members grew to 4.9 million from
3.6 million in 1998. In addition, credit card charge volume was approximately $5.7 billion for the full year 1999, a 48% increase over the same period in 1998.

     The provision for loan losses on a managed basis was $742.5 million in 1999, compared to $534.1 million in 1998. The increase primarily reflects higher credit card loan balances and the addition of new credit card portfolios as well as an increase in net charge-offs. The managed net charge-off rate was 9.0% in 1999 compared to 10.1% in 1998. Before the impact of purchase accounting related to portfolio acquisitions the charge-off ratio for the year ended December 31, 1999, was 10.4% compared to 10.8% for the year ended December 31, 1998.

     Other operating income increased $308.3 million for the year ended December 31, 1999, over 1998, primarily due to income generated from the growth in average securitized credit card loans. On a managed basis, other operating income increased $194.9 million to $543.6 million, primarily due to credit card fees, interchange fees and other credit card income, which increased to $382.2 million for 1999, up 52% over $251.2 million for 1998. Additionally, enhancement services revenues increased 60% to $175.1 million because of our marketing efforts to sell other products and services to our customers and customers of third parties. Specifically, debt waiver product revenue increased by $32.2 million to $106.0 million for the year ended December 31, 1999, as we continued to add new credit card customers with debt waiver protection. In addition, interchange revenue increased over the prior year due to credit card charge volume increasing to approximately $5.7 billion in 1999 from approximately $3.9 billion in 1998.

     Total other operating expenses for the year ended December 31, 1999, increased $210.8 million over 1998, largely due to costs associated with the continued growth of our business activities. Credit card account and other product solicitation and marketing expenses increased $64.3 million over 1998, largely due to the increases in credit card marketing expenses to generate new accounts and retain existing profitable accounts and due to enhancement services marketing activity for new and existing programs during 1999. Employee compensation increased $59.8 million for the year ended December 31, 1999, due to increased staffing needs to support the increase in credit card accounts and enhancement services active member growth. Other expenses increased $33.9 million for the full year 1999 due to increases in general expenses to support the growth in credit card accounts and enhancement services members. Our operating effectiveness as measured by the our managed operating efficiency ratio increased to 31.9% in 1999 from 26.6% in 1998, due to the investment in infrastructure and marketing programs.

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

            MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS
                              AND INTERNAL CONTROL

     The accompanying consolidated financial statements, related financial data, and other information in this annual report were prepared by the management of Metris Companies Inc. Management is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

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

Ronald N. Zebeck                                     David D. Wesselink
Chairman and                                         Vice Chairman
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Metris Companies Inc.:

     We have audited the accompanying consolidated balance sheets of Metris Companies Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metris Companies Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 2 to the consolidated financial statements, the Company changed its method of recognizing revenue for its debt waiver products in 2000.


KPMG LLP
Minneapolis, Minnesota
January 17, 2001


                     METRIS COMPANIES INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                  (Dollars in thousands, except per-share data)


                                                                                   December 31,

                                                                               2000          1999
                                                                               ----          ----
Assets:
Cash and due from banks ................................................   $    84,938   $    28,505
Federal funds sold .....................................................       367,937       118,962
Short-term investments .................................................        68,565        46,966
                                                                           -----------   -----------
Cash and cash equivalents ..............................................       521,440       194,433
                                                                           -----------   -----------
Retained interests in loans securitized ................................     2,023,681     1,617,226
Less: Allowance for loan losses ........................................       640,852       606,853
                                                                           -----------   -----------
Net retained interests in loans securitized ............................     1,382,829     1,010,373
                                                                           -----------   -----------
Credit card loans (net of allowance for loan losses of $123,123 and
      $12,175, respectively)............................................     1,056,080       133,608
Property and equipment, net ............................................       128,395        56,914
Deferred income taxes ..................................................       146,345       185,613
Purchased portfolio premium ............................................        95,537        83,809
Other receivables due from credit card securitizations, net.............       186,694       243,978
Other assets ...........................................................       218,705       136,354
                                                                           -----------   -----------
      Total assets .....................................................   $ 3,736,025   $ 2,045,082
                                                                           ===========   ===========

Liabilities:

Deposits ...............................................................   $ 2,106,199   $   775,381
Debt ...................................................................       356,066       345,012
Accounts payable .......................................................        83,473        45,850
Deferred income ........................................................       235,507       171,666
Accrued expenses and other liabilities .................................        71,227        83,372
                                                                           -----------   -----------
   Total liabilities ...................................................     2,852,472     1,421,281
                                                                           -----------   -----------
Stockholders' Equity:

Convertible  preferred  stock - Series C, par value $.01 per  share;
   10,000,000 shares authorized, 967,573 and 885,178 shares issued
   and  outstanding, respectively.......................................       360,421       329,729
Common  stock,  par  value $.01 per  share; 100,000,000 shares authorized, 62,242,787 and 57,919,433 shares issued and
   outstanding, respectively............................................           622           386
Paid-in capital ........................................................       198,077       130,772
Retained earnings ......................................................       324,433       162,914
                                                                           -----------   -----------
   Total stockholders' equity ..........................................       883,553       623,801
                                                                           -----------   -----------
   Total liabilities and stockholders' equity ..........................   $ 3,736,025   $ 2,045,082
                                                                           ===========   ===========

                            See accompanying Notes to Consolidated Financial Statements.


                             METRIS COMPANIES INC. AND SUBSIDIARIES
                               Consolidated Statements of Income
                          (Dollars in thousands, except per-share data)

                                                              Year Ended December 31,
                                                              -----------------------
                                                          2000         1999         1998
Interest Income:
Credit card loans and retained
     interests in loans securitized ................   $ 490,929    $ 229,394    $ 111,118
Federal funds sold .................................       9,139        4,477        1,065
Other ..............................................       4,710        2,298        1,028
                                                       ---------    ---------    ---------
Total interest income ..............................     504,778      236,169      113,211
                                                       ---------    ---------    ---------
Deposit interest expense ...........................      89,560       19,329         --
Other interest expense .............................      43,446       36,512       30,513
                                                       ---------    ---------    ---------
Total interest expense .............................     133,006       55,841       30,513
                                                       ---------    ---------    ---------
Net Interest Income ................................     371,772      180,328       82,698
Provision for loan losses ..........................     388,234      174,800       77,770
                                                       ---------    ---------    ---------
Net Interest (Loss) Income
      After Provision for Loan Losses ..............     (16,462)       5,528        4,928
                                                       ---------    ---------    ---------
Other Operating Income:
Net securitization and credit card
     servicing income ..............................     444,254      318,873      138,221
Credit card fees, interchange
     and other credit card income ..................     223,333      129,808       68,136
Enhancement services revenues ......................     266,200      175,091      109,123
                                                       ---------    ---------    ---------
                                                         933,787      623,772      315,480
                                                       ---------    ---------    ---------
Other Operating Expense:

Credit card account and other product
     solicitation and marketing expenses............     144,481      107,726       43,471
Employee compensation ..............................     178,592      122,417       62,627
Data processing services and
     communications.................................      86,166       65,970       46,519
Warranty and debt waiver underwriting
      and claims servicing expense .................      26,431       21,091       12,279
Credit card fraud losses ...........................       8,886        7,384        4,436
Purchased portfolio premium
      amortization .................................      19,275       31,752       10,051
Other ..............................................     130,583       81,644       47,777
                                                       ---------    ---------    ---------
                                                         594,414      437,984      227,160
                                                       ---------    ---------    ---------
Income Before Income Taxes,
      Extraordinary Loss and Cumulative
      Effect of Accounting Change ..................     322,911      191,316       93,248
Income taxes .......................................     124,320       75,953       35,900
                                                       ---------    ---------    ---------
Income Before Extraordinary Loss and
      Cumulative Effect of Accounting
      Change .......................................     198,591      115,363       57,348
Extraordinary loss from early
      extinguishment of debt .......................          --       50,808           --
Cumulative effect of accounting change
      (net of income taxes of $2,180) ..............       3,438           --           --
                                                       ---------    ---------    ---------
Net Income .........................................     195,153       64,555       57,348
Preferred stock dividends-Series B .................          --        7,506        1,100
Convertible preferred stock
      dividends-Series C ...........................      31,624       17,080           --
Adjustment for the retirement of Series
      B preferred stock.............................          --      101,615           --
                                                       ---------    ---------    ---------
Net Income (Loss) Applicable to
   Common Stockholders .............................   $ 163,529    $ (61,646)   $  56,248
                                                       =========    =========    =========


Earnings per share:
     Basic-income (loss) before
         extraordinary loss and
         cumulative effect of accounting
         change ........................   $     2.78    $    (0.19)   $     0.97
     Basic-extraordinary loss ..........           --         (0.88)           --
     Basic-cumulative effect of
         accounting change .............        (0.06)           --            --
     Basic-net income (loss) ...........         2.72         (1.07)         0.97
     Diluted-income (loss) before
         extraordinary loss and
         cumulative effect of accounting
         change ........................         2.15         (0.19)         0.94
     Diluted-extraordinary loss ........           --         (0.88)           --
     Diluted-cumulative effect of
         accounting change .............        (0.04)           --            --
     Diluted-net income (loss) .........         2.11         (1.07)         0.94
Shares used to compute earnings
   per share:
Basic ..................................       60,070        57,855        57,696
Diluted ................................       92,582        57,855        59,905

               See accompanying Notes to Consolidated Financial Statements.



                                                      METRIS COMPANIES INC. AND SUBSIDIARIES
                                            Consolidated Statements of Changes in Stockholders' Equity
                                                         (Dollars and shares in thousands)



                                                                                                                Total
                                      Number of Shares     Preferred     Common      Paid-In      Retained   Stockholders'
                                     Preferred    Common     Stock        Stock      Capital      Earnings      Equity

BALANCE, DECEMBER 31, 1997 ....          --       57,675   $      --    $     192   $ 107,059    $  68,787    $ 176,038
     Net income ...............          --           --          --           --          --       57,348       57,348
     Issuance of preferred
         stock - Series B .....         537           --     200,000           --          --           --      200,000
     Cash dividends and other..          --           --          --           --          --         (961)        (961)
     Preferred dividends in
         kind - Series B ......           3           --       1,100           --          --       (1,100)          --
     Issuance of common stock
         under employee benefit
         plans ................          --          104          --            1         556           --          557
                                  ---------    ---------   ---------    ---------   ---------    ---------    ---------
BALANCE, DECEMBER 31, 1998 ....         540       57,779   $ 201,100    $     193   $ 107,615    $ 124,074    $ 432,982
                                  =========    =========   =========    =========   =========    =========    =========
     Net income ...............          --           --          --           --          --       64,555       64,555
     Retirement of preferred
         stock - Series B .....        (560)          --    (208,606)          --    (101,615)          --     (310,221)
     Issuance of preferred
         stock - Series C .....         840           --     312,910           --     122,369           --      435,279
     Cash dividends ...........          --           --          --           --          --       (1,390)      (1,390)
     June 1999 two-for-one
         stock split ..........          --           --          --          193        (193)          --           --
     Preferred dividends in
         kind - Series B ......          20           --       7,506           --          --       (7,506)          --
     Preferred dividends in
         kind - Series C ......          45           --      16,819           --          --      (16,819)          --
     Issuance of common
         stock under employee
         benefit plans ........          --          140          --           --       2,596           --        2,596
                                  ---------    ---------   ---------    ---------   ---------    ---------    ---------
BALANCE, DECEMBER 31, 1999 ....         885       57,919   $ 329,729    $     386   $ 130,772    $ 162,914    $ 623,801
                                  =========    =========   =========    =========   =========    =========    =========
     Net income ...............          --           --          --           --          --      195,153      195,153
     Cash dividends ...........          --           --          --           --          --       (2,942)      (2,942)
     June 2000 three-for-
         two stock split ......          --           --          --          201        (201)          --           --
     Preferred dividends in
         kind - Series C ......          83           --      30,692           --          --      (30,692)          --
     Issuance of common stock
         under employee benefit
         plans ................          --        4,324          --           35      67,506           --       67,541
                                  ---------    ---------   ---------    ---------   ---------    ---------    ---------
BALANCE, DECEMBER 31, 2000 ....         968       62,243   $ 360,421    $     622   $ 198,077    $ 324,433    $ 883,553
                                  =========    =========   =========    =========   =========    =========    =========

                               See accompanying Notes to Consolidated Financial Statements.


                                       METRIS COMPANIES INC. AND SUBSIDIARIES
                                        Consolidated Statements of Cash Flows
                                               (Dollars in thousands)

                                                                                                  Year Ended December 31,
                                                                                                  -----------------------
                                                                                      2000          1999          1998
                                                                                      ----          ----          ----
Operating Activities:
Net income ...................................................................   $   195,153    $    64,555    $    57,348
Adjustments to reconcile net income to net
   cash provided by operating activities:
Extraordinary loss from early extinguishment of debt..........................            --         50,808             --
Cumulative effect of accounting change .......................................         3,438             --             --
Depreciation and amortization ................................................        76,256         75,341         48,678
Change in allowance for loan losses ..........................................       144,948        225,745        149,199
Changes in operating assets and liabilities, net:
        Deferred income taxes ................................................        39,268        (32,592)       (72,234)
        Other receivables due from credit
             card securitizations, net........................................        47,904        (61,144)      (112,170)
        Accounts payable and accrued expenses ................................        45,877         65,337        (14,553)
        Deferred income ......................................................        60,403         46,774         75,688
        Other ................................................................       (95,563)      (106,940)       (67,044)
                                                                                 -----------    -----------    -----------
Net cash provided by operating activities ....................................       517,684        327,884         64,912
                                                                                 -----------    -----------    -----------
Investing Activities:
Net proceeds from sales and repayments of
     securitized loans .......................................................       551,911        960,170      1,491,832
Net loans originated or collected ............................................    (1,827,192)      (843,274)      (901,740)
Credit card portfolio acquisitions ...........................................      (195,597)    (1,156,673)      (921,558)
Additions to premises and equipment ..........................................       (85,007)       (41,724)       (10,814)
                                                                                 -----------    -----------    -----------
Net cash used in investing activities ........................................    (1,555,885)    (1,081,501)      (342,280)
                                                                                 -----------    -----------    -----------
Financing Activities:
Net increase in debt .........................................................        11,054        134,116         66,896
Net increase in deposits .....................................................     1,330,818        775,381             --
Cash dividends paid ..........................................................        (2,942)        (1,390)          (961)
(Decrease) increase in preferred equity ......................................            --           (124)       200,000
Increase in common equity ....................................................        26,278          2,720            557
                                                                                 -----------    -----------    -----------
Net cash provided by financing activities ....................................     1,365,208        910,703        266,492
                                                                                 -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents..........................       327,007        157,086        (10,876)
Cash and cash equivalents at beginning of year................................       194,433         37,347         48,223
                                                                                 -----------    -----------    -----------
Cash and cash equivalents at end of year .....................................   $   521,440    $   194,433    $    37,347
                                                                                 ===========    ===========    ===========
Supplemental disclosures and cash flow information:
   Cash paid during the year for:
    Interest .................................................................   $    81,724    $    29,519    $    28,412
    Income taxes .............................................................        75,384        116,954         86,053
Tax benefit from employee stock option exercises..............................        31,174            588             --
Non-cash conversion of Senior Notes:
     Accrued expenses and other liabilities ..................................            --         (4,250)            --
     Debt ....................................................................            --       (100,000)            --
     Metris preferred stock ..................................................            --        104,250             --

                                    See accompanying Notes to Consolidated Financial Statements.


                     METRIS COMPANIES INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                     (Dollars in thousands, except as noted)

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Metris Companies Inc. ("MCI") and its subsidiaries, including Direct Merchants Credit Card Bank, N.A. ("Direct Merchants Bank"), which may be referred to as "we," "us," "our" and the "Company". The Company is an information-based direct marketer of consumer lending products and enhancement services primarily to moderate-income consumers.

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

Pervasiveness of Estimates

     We have prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Federal Funds Sold and Short-term Investments

     Federal funds sold are short-term loans made to banks through the Federal Reserve System. It is our policy to make such loans only to banks that are considered to be in compliance with their regulatory capital requirements. Short-term investments are investments in money market mutual funds and commercial paper with maturities less than three months.

Credit Card Loans

     Credit card loans presented on our balance sheet are receivables from consumers that we have not securitized, and are recorded at the principal amount outstanding. We accrue and earn interest income on credit card loans based on the principal amount of the loans outstanding using the effective-yield method. Accrued interest which has been billed to the customer but not yet received is classified on the consolidated balance sheet with the related credit card loans. Accrued interest which has not yet been billed to the customer is estimated and classified on the consolidated balance sheet in "Other assets." Interest income is generally recognized until a loan is charged off. At that time, the accrued interest portion of the charged off balance is deducted from current period interest income.

 Securitization, Retained Interests in Loans Securitized and Securitization
   Income

     We publicly and privately securitize a significant portion of our credit card loans to investors through the Metris Master Trust and third-party, single-seller and multi-seller receivables conduits. We retain participating interests in the credit card loans under "Retained interests in loans securitized" on the consolidated balance sheets. Our retained interests in loans securitized are subordinate to the interests of investors in the trust and conduit portfolios. Although we continue to service the securitized credit card accounts and maintain the customer relationships, these transactions are treated as sales for financial reporting purposes and the associated loans are not reflected on the consolidated balance sheets. Retained interests include contractual subordinated interests, excess transferor's interests and cash reserve accounts.

     We have recorded the sales of these loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Upon sale, we remove the sold credit card loans from the consolidated balance sheet and initially measure the related financial and servicing assets controlled and liabilities incurred at fair value, if practicable. SFAS 125 also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer.

     The securitization and sale of credit card loans changes our interest in such loans from lender to servicer, with a corresponding change in how revenue is reported in the consolidated statements of income. For securitized and sold credit card loans, amounts that otherwise would have been recorded as interest income, interest expense, fee income and provision for loan losses are instead reported in other operating income as "Net securitization and credit card servicing income." We have various receivables from the trust or conduits and other assets as a result of securitizations, including: amounts deposited in accounts held by the trust for the benefit of the trust's security holders; amounts due from interest rate caps and floors; accrued interest and fees on the securitized receivables; servicing fee receivables and various other receivables. These amounts are reported as "Other receivables due from credit card securitizations, net" on the consolidated balance sheets.

Allowance for Loan Losses

     We provide for loan losses in amounts necessary to maintain the allowance at a level we estimate to be sufficient to absorb probable losses of principal and earned interest, net of recoveries, that is inherent in the existing managed loan portfolio. This effectively reduces our retained interests in loans securitized to fair value. In evaluating the adequacy of the allowance for loan losses, we consider several factors, including: historical charge-off and recovery activity by age (vintage) of each loan portfolio (noting any particular trends over recent periods); recent delinquency and collection trends by vintage; current economic conditions and the impact such conditions might have on borrowers' ability to repay; the risk characteristics of the portfolios; and other factors. Significant changes in these factors could affect the adequacy of our allowance for loan losses. In general, we charge off unsecured credit card accounts at the end of the month during which the loan becomes contractually 180 days past due. In addition, we charge off secured credit card accounts at the end of the month during which the loan becomes contractually 120 days past due. Bankrupt accounts are charged off immediately upon formal notification of bankruptcy. Accounts of deceased cardholders without a surviving, contractually liable individual, or an estate large enough to pay the debt in full are also charged off immediately upon notification.

Property and Equipment

     We state property and equipment, and computer hardware and software at cost and depreciate them on a straight-line basis over their estimated economic useful lives, which range from one to twenty-five years. We capitalize software developed for internal use that represents major enhancements or replacements of operating and management information systems. We begin amortization of such capitalized software when the systems are fully developed and ready for implementation. We expense repair and maintenance costs as incurred.

Purchased Portfolio Premium

     The purchased portfolio premium represents the excess of amounts paid for portfolio acquisitions over the related credit card loan balances net of reserves and discounts. The intangible assets are amortized over the estimated periods of benefit, generally five to seven years, in proportion to the expected benefits to be recognized.

Enhancement Services

         Debt Waiver Products

     Direct Merchants Bank offers various debt waiver products to its credit card customers for which it retains the claims risk. Revenue for such products is recognized ratably over the coverage period, generally one month, and reserves are provided for pending claims based on Direct Merchants Bank's historical experience with settlement of such claims. Revenues recorded for debt waiver products are included in the consolidated statements of income under "Enhancement services revenues" and were $144.7 million, $106.0 million and $73.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. Unearned revenues and reserves for pending claims are recorded in the consolidated balance sheets in "Deferred income" and "Accrued expenses and other liabilities" and combined amounted to $17.3 million and $7.1 million as of December 31, 2000 and 1999, respectively.

         Membership Programs

     We generally bill membership fees for enhancement products through financial institutions, including Direct Merchants Bank, and other cardholder-based institutions. We record these fees as deferred membership income upon acceptance of membership and amortize them on a straight-line basis over the membership period beginning after the contractual cancellation period is complete. Deferred enhancement revenues totaled $199.8 million and $127.5 million at December 31, 2000 and 1999, respectively.

     In accordance with the provisions of Statement of Position 93-7, "Reporting on Advertising Costs," qualifying membership acquisition costs are deferred and charged to expense as membership fees are recognized. These costs, which relate directly to membership solicitations (direct response advertising costs), principally include: postage, printing, mailings and telemarketing costs. We amortize these costs on a straight-line basis as we realize revenues over the membership period. Amortization of membership acquisition costs amounted to $14.9 million, $9.9 million and $8.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. If deferred membership acquisition costs were to exceed forecasted future net revenues, we would make an appropriate adjustment for impairment. All other membership acquisition costs are expensed as incurred. Deferred membership acquisition costs amounted to $59.3 million and $30.6 million as of December 31, 2000 and 1999, respectively.

         Extended Service Plans

     We coordinate the marketing activities for Fingerhut's sales of extended service plans. We perform administrative services and retain the claims risk for all extended service plans sold. As a result, we defer and recognize extended service plan revenues and the incremental direct acquisition costs on a straight-line basis over the life of the related extended service plan contracts beginning after the expiration of any manufacturers' warranty coverage. The provision for service contract returns charged against deferred income for the years ended December 31, 2000, 1999 and 1998, amounted to $3.0 million, $5.0 million and $4.8 million, respectively. Additionally, prior to 1999, we reimbursed Fingerhut for the cost of its marketing media and other services utilized in the sales of extended service plans, based on contracts sold and on media utilization costs as agreed to by us and Fingerhut. Beginning in 1999, Fingerhut was responsible for paying a majority of the marketing expense and therefore retained a larger portion of the related revenue.

     During the quarter ended March 31, 2000, we adopted Staff Accounting Bulletin No. 101 - "Revenue Recognition in Financial Statements" for our debt waiver products. This SAB formalized the accounting for services sold where the right to a full refund exists, requiring all companies to defer recognition of revenues until the cancellation period is complete. Previously, we recognized half of the revenues in the month billed and half in the following month. We now recognize all of the revenue the month following completion of the cancellation period. This change resulted in a one-time, non-cash net charge to earnings of $3.4 million, which is reflected as a "Cumulative effect of accounting change" in the consolidated statements of income for the year ended December 31, 2000. Because we have applied the provisions of this SAB to our membership programs since 1998, before the SEC formalized its guidance, no adjustment was required for our membership services revenues. The proforma effect of adopting SAB 101 was immaterial for the prior-year periods.

Credit Card Fees and Origination Costs

     Credit card fees include annual membership, late payment, overlimit, returned check, cash advance transaction fees and other miscellaneous fees. These fees are assessed according to the terms of the related cardholder agreements and, except for annual membership fees, are recognized as revenue when charged to the cardholder's account.

     We defer direct credit card origination costs associated with successful credit card solicitations that we incur in transactions with independent third parties, and certain other costs that we incur in connection with loan underwriting and the preparation and processing of loan documents. We net these deferred credit card origination costs against the related credit card annual fee, if any, and amortize them on a straight-line basis over the cardholder's privilege period, which is generally 12 months. Net deferred fees were $13.1 million and $11.8 million as of December 31, 2000 and 1999, respectively.

Solicitation Expenses

     We generally expense credit card account costs, including printing, credit bureaus, list processing costs, telemarketing and postage, as incurred over the two-to-three month period during which the related responses to such solicitation are received.

Credit Card Fraud Losses

     We experience credit card fraud losses from the unauthorized use of credit cards. We expense these fraudulent transactions when identified, through the establishment of a reserve for the transactions. We charge off these amounts after 90 days, after all attempts to recover the amounts from these transactions, including chargebacks to merchants and claims against cardholders, are exhausted.

Interest Rate Risk Management Contracts

     The nature and composition of our assets and liabilities and securitized loans expose us to interest rate risk. We enter into a variety of interest rate risk management contracts such as interest rate swap, floor and cap agreements with highly rated counterparties in order to hedge our interest rate exposure on securitized loans and deposits. The monthly interest rate differential to be paid or received on these contracts is accrued and included in "Net securitization and credit card servicing income" or "Deposit interest expense," as appropriate, on the consolidated statements of income. Premiums paid for these contracts and the related interest payable or receivable under these contracts are classified under "Other receivables due from credit card securitization, net," on the consolidated balance sheets. We record premiums paid for interest rate contracts at cost and amortize them on a straight-line basis over the life of the contract.

Debt Issuance Costs

     Debt issuance costs are the costs related to issuing new debt securities and establishing new securitizations under the trust or conduits. We capitalize the costs as incurred and amortize them to expense over the term of the new debt security.

Income Taxes

     We determine deferred taxes based on the temporary differences between the financial statement and the tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred taxes are based on the enacted rate that is expected to apply when the temporary differences reverse. For periods prior to the spin off, we were included in the consolidated federal and certain state income tax returns of Fingerhut Companies, Inc. Based on a tax sharing agreement between us and Fingerhut Companies, Inc., the 1998 provision and deferred income taxes were computed based only on our financial results as if we filed our own federal and state tax returns.

Earnings Per Share

     Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income applicable to common stockholders by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities or other contracts to issue common stock were exercised or converted into common stock.

     The following table presents the computation of basic and diluted weighted average shares used in the per-share calculations:

                                                               Year Ended December 31,
                                                               -----------------------
                                                     2000       1999         1998
                                                     ----       ----         ----
(In thousands)
Income before extraordinary loss and
     cumulative effect of accounting
     change ...................................   $ 198,591   $ 115,363    $  57,348
Preferred dividends - Series B ................          --       7,506        1,100
Preferred dividends - Series C ................      31,624      17,080           --
Adjustment for the retirement of Series B
     preferred stock ..........................          --     101,615           --
                                                  ---------   ---------    ---------
Net income (loss) applicable to common
     stockholders before extraordinary loss
     and cumulative effect of accounting change     166,967     (10,838)      56,248
Extraordinary loss from the early
     extinguishment of debt ...................          --      50,808           --
Cumulative effect of accounting change, net ...       3,438          --           --
                                                  ---------   ---------    ---------
Net income (loss) applicable to common
     stockholders .............................   $ 163,529   $ (61,646)   $  56,248
                                                  =========   =========    =========

Weighted average common shares
     outstanding (basic common shares) ........      60,070      57,855       57,696
Adjustments for dilutive securities:
Assumed exercise of outstanding stock
   options ....................................       3,348         --(1)      2,209
Assumed conversion of convertible preferred
     stock ....................................      29,164         --(1)         --
                                                  ---------   ---------    ---------
Diluted common shares .........................      92,582      57,855       59,905
                                                  =========   =========    =========


(1) For the year ended December 31, 1999, there were options and convertible preferred stock outstanding to purchase 3.2 million and 15.3 million common shares. These potential common shares have been excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

Comprehensive Income

     Statement of Financial Accounting Standard 130 "Reporting Comprehensive Income," does not apply to our current financial results and therefore, net income equals comprehensive income.

NOTE 3 - SECURITIZATION ACTIVITY

     Securitization activity as of and for the year ended December 31, 2000, is as follows:

At December 31, 2000

Principal amount of credit card
     receivables sold ......................           $6,070,224
Retained interests in loans securitized.....            2,023,681
Loans more than 30-days contractually
    delinquent..............................              612,523

For the year ended December 31, 2000

Cash flow to/from the Company
Net proceeds from sales and repayments
    of securitized loans....................           $  551,911
Collections reinvested in revolving
    period securitizations..................            3,858,146
Servicing fees .............................              119,572
Cash flow from retained interests, net......              401,557
                                                       ----------
   Total ...................................           $4,931,186
                                                       ==========

Loans charged off, net of recoveries .......           $  645,309
                                                       ==========

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

     We maintain an allowance for loan losses for both owned loans and the retained interests in loans securitized. The portion allocated to the retained interest in loans securitized represents our estimated valuation adjustment to report this asset in accordance with SFAS 125. For securitized loans, losses and related provisions for loan losses are reflected in the calculations of net securitization and credit card servicing income. We make provisions for loan losses in amounts necessary to maintain the allowance at a level estimated to be sufficient to absorb probable losses of principal and earned interest, net of recoveries, inherent in the existing loan portfolio.

The activity in the allowance for loan losses is as follows:

                           Year Ended December 31,
                           -----------------------
                                               2000         1999         1998
                                               ----         ----         ----

Balance at beginning of year ............   $ 619,028    $ 393,283    $ 244,084
Allowance related to assets acquired, net       5,963       26,293       20,152
Provision for loan losses ...............     388,234      174,800       77,770
Provision for loan losses (1) ...........     529,671      567,737      456,354
Loans charged off .......................    (854,087)    (582,637)    (420,875)
Recoveries ..............................      75,166       39,552       15,798
                                            ---------    ---------    ---------
Net loans charged off ...................    (778,921)    (543,085)    (405,077)
                                            ---------    ---------    ---------
Balance at end of year ..................   $ 763,975    $ 619,028    $ 393,283
                                            =========    =========    =========

(1) Amounts are included in "Net securitization and credit card servicing income."

NOTE 5 - PROPERTY AND EQUIPMENT

The carrying value of property and equipment is as follows:

                                                    At December 31,
                                                    ---------------
                                                    2000       1999
                                                    ----       ----

Furniture and equipment .......................   $ 46,416   $ 12,186
Computer software and equipment ...............     55,399     24,675
Construction in progress ......................      6,842     24,500
Buildings and land ............................     27,805         --
Leasehold improvements ........................     18,537      8,631
                                                  --------   --------
Total .........................................   $154,999   $ 69,992
Less: Accumulated depreciation
   and amortization............................     26,603     13,078
                                                  --------   --------
Balance at end of year ........................   $128,396   $ 56,914
                                                  ========   ========

     Depreciation and amortization expense for the years ended December 31, 2000, 1999 and 1998, was $16.0 million, $6.8 million and $4.4 million, respectively.


NOTE 6 - PORTFOLIO ACQUISITIONS

     On August 25, 2000, Direct Merchants Bank purchased the U.S. Bankcard Program from Banco Popular. The acquired credit card portfolio had approximately 184,000 active accounts and approximately $186 million in receivables. On June 30, 1999, Direct Merchants Bank purchased a portion of the consumer bankcard portfolio of GE Capital Consumer Card Co., a unit of General Electric Company. The acquired credit card portfolio had approximately 485,000 active accounts and approximately $1.2 billion in receivables. In December 1998, the Company acquired an $800 million credit card portfolio from PNC Bank Corp. representing loans from customers outside of PNC's normal banking relationship.

NOTE 7 - CONVERTIBLE PREFERRED STOCK

     The Series C Perpetual Convertible Preferred Stock is held by affiliates of the Thomas H. Lee Company, a private equity firm, and is convertible into common shares at a conversion price of $12.42 per common share subject to adjustment in certain circumstances. The Series C Preferred Stock has a 9% dividend payable in additional shares of Series C Preferred Stock and will also receive any cash dividends paid on our common stock on a converted basis. One share of Series C Preferred Stock is convertible into 30 shares of common stock, plus a premium amount designed to guarantee a portion of seven years' worth of dividends at a 9% annual rate. For conversions in 2000, the premium amount would be equal to approximately 14% of those future dividends. Assuming conversion of the Series C Preferred Stock into common stock, the Lee Company would own approximately 32% of the Company on a diluted basis at December 31, 2000. The Series C Preferred Stock entitles the holders to elect four members to our Board of Directors. The Series C Preferred Stock may be redeemed by us in certain circumstances after December 31, 2001, by paying 103% of the redemption price of $372.50 and any accrued dividends at the time of redemption. We also have the option to redeem the Series C Preferred Stock after December 9, 2008, without restriction by paying the redemption price of $372.50 and any accrued dividends at the time of redemption.

     The Series C Preferred Stock is normally convertible into common stock. However, in the event that such conversion would result in a stockholder or group (within the meaning of Rules 13d-3 and 13d-5 promulgated under the Securities Exchange Act of 1934) obtaining 35% or more of the outstanding voting stock of the Company, the indenture which governs our outstanding 10% Senior Notes due 2004 requires us to make an offer to purchase those notes. Accordingly, for so long as any of our 10% Notes remain outstanding, in the event that the conversion of the Series C Preferred Stock into common stock would cause any stockholder or group to beneficially own more than 34.9% of the outstanding voting stock of the Company, the excess number of shares of Series C Preferred Stock will be convertible into non-voting stock, currently Series D Preferred Stock. The Series D Preferred Stock has a liquidation preference of $.01 per share, is non-voting, except as required by law, and will automatically convert into common stock at the time such conversion will not trigger the restrictions set forth in the indenture described above.

     Prior to shareholder approval and the receipt of notice that there was no regulatory objection to the Series C Preferred Stock investment, the Lee Company agreed to purchase $200 million in Series B Perpetual Preferred Stock and $100 million in 12% Senior Notes due 2006. We also issued the Lee Company 7.5 million ten-year warrants to purchase shares of our common stock.

     On March 12, 1999, shareholders approved the conversion of the Series B Preferred Stock and 12% Senior Notes into Series C Preferred Stock. Notice was received on May 28, 1999, that there was no regulatory objection to the conversion to the Series C Preferred Stock. On June 1, 1999, the Series B Preferred Stock and the 12% Senior Notes were extinguished, and the warrants were canceled causing a one-time, non-cash accounting adjustment. The excess of the fair value of the Series C Preferred Stock over the carrying value of the Series B Preferred Stock and the 12% Senior Notes at the time of the conversion was allocated to the 12% Senior Notes and the Series B Preferred Stock based upon their initial fair values. To arrive at net income applicable to common stockholders in the calculation of earnings per share, the amount allocated to the 12% Senior Notes was recognized as an extraordinary loss from the early extinguishment of debt in the amount of $50.8 million and the amount allocated to the Series B Preferred Stock was recognized as a reduction of net income applicable to common stockholders in the amount of $101.6 million. The extraordinary loss attributable to the 12% Senior Notes is not recorded net of taxes. These adjustments did not have an impact on total stockholders' equity.

NOTE 8 - STOCK OPTIONS

     We offer the Metris Companies Inc. Long-Term Incentive and Stock Option Plan, which permits a variety of stock-based grants and awards and gives us flexibility in tailoring our long-term compensation programs. In 2000, the Board of Directors recommended, and the shareholders approved, an increase in the number of shares permitted to be granted under the plan to 15.0 million shares of common stock for awards of stock options or other stock-based awards, subject to adjustment in certain circumstances. As of December 31, 2000, 1.3 million shares were available for grant.

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

     During 2000, 1999 and 1998, we granted 4.2 million, 2.7 million and 3.2 million options, respectively, to officers and employees. Restricted stock grants are also issued under the stock option plan to our executive officers. A total of 0.1 million and 0.3 million common shares were granted in 2000 and 1999, with an approximate aggregate market value of $2.3 million and $4.0 million at the time of the grant, respectively. The market value of these restricted shares at the date of grant is amortized into expense over a period not less than the restriction period. We recognized $1.1 million in 2000 and $0.6 million in 1999 for these restricted shares. If the restrictions are removed, generally upon death, disability or retirement, the remaining unamortized market value of the restricted shares is expensed.

     We also offer the Metris Companies Inc. Non-Employee Director Stock Option Plan which provides up to 750,000 shares of common stock for awards of options, subject to adjustments in certain circumstances. During 2000, 1999 and 1998, we granted 82,500, 127,500 and 75,000 options, respectively. At December 31, 2000, 375,000 shares were available for grant.

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

     Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, our net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                      Year Ended December 31,
                                                      -----------------------
                                                    2000        1999       1998
                                                    ----         ----      ----

Net income as reported ......................   $   195,193    $64,555   $57,348
Net income pro forma ........................       185,356     59,733    47,264
Diluted earnings (loss) per share
   as reported ..............................          2.11      (1.07)     0.94
Diluted earnings (loss) per share
   pro forma ................................
                                                       2.00      (1.15)     0.79

     The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 2000, 1999 and 1998, respectively: dividend yield of 0.10%, 0.10% and 0.10%; expected volatility of 58.4%, 55.4% and 71.3%; risk-free interest rate of 6.40%, 5.30% and 4.72%; and expected lives of six years, six years and seven years, respectively.

     Information regarding our stock option plans for 2000, 1999 and 1998, is as follows:

                                                                         Year Ended December 31,

                                                 2000                           1999                            1998
                                                 ----                           ----                            ----
                                                         Weighted-                     Weighted-                        Weighted-
                                                          Average                       Average                          Average
                                                          Exercise                      Exercise                         Exercise
                                        Shares             Price         Shares          Price            Shares          Price
                                        ------             -----         ------          -----            ------          -----
Options outstanding, beginning of
   year ..........................    10,129,614      $      9.72       7,862,100      $      8.56       5,046,600      $      5.01
Options exercised ................     4,212,537             5.46         111,750             6.40         104,250             5.33
Options granted ..................     4,348,685            24.78       2,860,914            13.47       3,241,500            14.52
Options canceled/
   forfeited .....................       358,700            22.64         481,650            13.79         321,750            13.92
                                       --------------------------------------------------------------------------------------------
Options outstanding,
   end of year ...................     9,907,062            17.67      10,129,614             9.72       7,862,100             8.56
Weighted-average fair value of
   options granted during
   the year ......................            --            13.47              --             6.53              --            10.77


     The following table summarizes information about stock options outstanding at December 31, 2000:

                                         Options Outstanding               Options Exercisable
                                         -------------------               -------------------

                                              Weighted-
                                               Average     Weighted-                    Weighted-
                                Number        Remaining     Average       Number         Average
                             Outstanding      Contractual   Exercise     Exercisable     Exercise
Exercise Price               at 12/31/00        Life         Price      at 12/31/00       Price
--------------               -----------        ----         -----      -----------       -----
 $ 5.33-$13.46 .............   4,351,869        7.6         $10.16       2,411,532        $10.18
 $13.47-$24.42 .............   3,744,642        8.6          22.01       1,144,497         18.86
 $24.43-$38.88 .............   1,810,551        9.5          26.78          82,650         25.79
 ------ ------                 ---------        ---         ------      ----------        ------
                               9,907,062        8.3         $17.67       3,638,679        $13.26
                               =========        ===         ======      ==========        ======

         Employee Stock Purchase Plan

     During the third quarter of 1999, we adopted an employee stock purchase plan (ESPP), whereby eligible employees may authorize payroll deductions of up to 15% of their salary to purchase shares of our common stock. Under the plan, shares of our common stock may be purchased at the end of each monthly offering period at 85% of the lower of the fair market value on the first or last day of the monthly offering period. Employees contributed $2.0 million and $0.7 million to purchase 100,624 and 40,022 shares of common stock under the ESPP for 2000 and 1999, respectively. We are authorized to issue up to 2.6 million shares of common stock to employees under the plan, and as of December 31, 2000, there were approximately 2.4 million shares available for future issuance.

         Management Stock Purchase Plans

     We provide management stock purchase plans, whereby any employee who is a Senior Vice President or higher and who participates in the Metris Management Incentive Bonus Plan is eligible to participate. Participants may elect to defer up to 50% of their bonus received under the Management Bonus Plan, which is credited to a stock purchase account as restricted stock units. We will make a match of $1 for every $3 contributed by the participant. The participant's contributions are vested immediately and our matching contributions vest after three years (two years for contributions made for the year of adoption). Employees contributed approximately $1.3 million to purchase 52,231 restricted stock units under the Plans for 2000. The restricted stock units convert to common stock when distributed from the Plans. We are authorized to issue up to 900,000 shares of common stock to employees under the Plans, and as of December 31, 2000, approximately 830,000 of the authorized shares were available for future issuance.

NOTE 9 - EMPLOYEE BENEFIT PLANS

     We offer a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code. The 401(k) Plan provides retirement benefits for eligible employees. Eligible employees may elect to contribute to the 401(k) Plan, and we match a portion of employee contributions and make discretionary contributions based upon our financial performance. For the years ended December 31, 2000, 1999 and 1998, we contributed $1.4 million, $1.8 million and $0.9 million to the 401(k) Plan, respectively.

     In 2000, the Company adopted a new Non-Qualified Deferred Compensation Plan for a select group of management or highly compensated employees. These employees are allowed to participate in the 401(k) Plan under the new Plan in 2000, but were unable to participate in the 401(k) Plan under the previous Non-Qualified Deferred Compensation Plan in 1998. There was no Non-Qualified Preferred Compensation Plan in effect during 1999. The new Plan provides saving and investment opportunities to those individuals who elect to defer a portion of their salary. Participants in the prior Plan were allowed to transfer their balances to the new Plan. The Company matches a portion of the employee contribution and makes discretionary contributions based on the Company's financial performance. For the years ended December 31, 2000 and 1998, respectively, the Company contributed $0.3 million and $0.2 million to the Plans.

         Supplemental Executive Retirement Plan

     Our funded Supplemental Executive Retirement Plan ("SERP"), established in 1999, provides officers and other members of senior management with supplemental retirement benefits in excess of limits imposed on qualified plans by federal tax law. The SERP is an account balance plan to which we will make annual contributions targeted to provide 60% of the average of the participant's final five years of salary and bonus with us. These benefits will be paid in 15 annual installments beginning the year after they become eligible to receive benefits. Participants are eligible to receive benefits upon leaving our employment if they are at least 65 years of age or at least age 55 with five years of plan participation, if a change of control occurs or in the event of death. We recognized $0.9 million and $2.2 million of expense in 2000 and 1999, respectively, related to the SERP Plan. Our liability was $3.1 million and $2.2 million at December 31, 2000 and 1999, respectively, for future payments under this Plan. This expense and liability are calculated based on actuarial assumptions regarding years of participation, future investment returns and participants continuing in the Plan until age 65.

NOTE 10 - INCOME TAXES

     The components of the provision for income taxes consisted of the following:

                                                  Year Ended December 31,
                                                  -----------------------
                                                2000      1999        1998
                                                ----      ----        ----
Current:
   Federal ...............................   $ 77,185   $ 94,309    $ 98,428
   State .................................      7,867     14,236       8,355
Deferred .................................     39,268    (32,592)    (70,883)
                                             --------   --------    --------
                                             $124,320   $ 75,953    $ 35,900
                                             ========   ========    ========

     A reconciliation of our effective income tax rate compared to the statutory federal income tax rate is as follows:

                                                      Year Ended
                                                     December 31,
                                                     ------------
                                                 2000    1999    1998
                                                 ----    ----    ----

Statutory federal income tax rate ............   35.0%   35.0%   35.0%
State income taxes, net of federal benefit ...    2.8%    3.2%    3.2%
Other, net ...................................    0.7%    1.5%    0.3%
                                                 ----    ----    ----
Effective income tax rate ....................   38.5%   39.7%   38.5%
                                                 ====    ====    ====


     Our deferred tax assets and liabilities are as follows:

                                                           At December 31,
                                                           ---------------
                                                           2000      1999
                                                           ----      ----
Deferred  income  tax  assets resulting from
   future deductible temporary differences:
   Allowance for loan losses .........................   $214,989  $196,840
   Deferred revenues .................................     74,755    48,200
   Other .............................................     18,800    19,378
                                                         --------  --------
Total deferred tax assets ............................   $308,544  $264,418

Deferred  income tax  liabilities  resulting  from
   future  taxable  temporary differences:
      Accrued interest on credit card loans ..........   $114,595  $ 65,260
      Deferred costs .................................     30,701    11,464
      Intangible amortization ........................     10,900       750
      Other ..........................................      6,003     1,331
                                                         --------  --------
Total deferred tax liabilities .......................   $162,199  $ 78,805
                                                         --------  --------
Net deferred tax assets ..............................   $146,345  $185,613
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

     Information related to transactions with Fingerhut have not been presented for the years ended December 31, 2000 and 1999, because Fingerhut is no longer considered a related party after distributing their remaining shares. Prior to the distribution of the shares, Fingerhut and its various subsidiaries had historically provided financial and operational support to us. We believe the fees paid for the operational support reasonably approximate market rates for the services performed. The direct and allocated expenses represent charges for various administrative services. We have also entered into several other agreements with Fingerhut that detail further business arrangements between the companies. Each of these agreements was negotiated and we believe they reasonably approximate contracts between unrelated third parties. Our exclusive license to use Fingerhut's customer database to market financial service products will become non-exclusive after October 31, 2001.

     The following table summarizes the amounts of revenues, direct expense charges, cost allocations (including net interest income or expense), and our costs of the agreements mentioned above for each of the years reflected in our financial statements for the year ended December 31, 1998.

Revenues:
Enhancement services .................................   $15,439
Expenses:
Credit card account and other product solicitation
   and marketing expenses ............................    10,796
Data processing services and communications...........     2,344
Other ................................................       659

     In the ordinary course of business, our executive officers may have credit card loans issued by us. Pursuant to our policy, such loans are issued on the same terms as those available to all eligible employees and do not involve more than the normal risk of collectibility.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

     Commitments to extend credit to consumers represent the unused credit limits on open credit card accounts. These commitments amounted to $11.1 billion, $9.7 billion and $5.9 billion as of December 31, 2000, 1999 and 1998, respectively. While these amounts represent the total lines of credit available to our customers, we have not experienced and do not anticipate that all of our customers will exercise their entire available line at any given point in time. We also have the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

     We lease certain office facilities and equipment under various cancelable and non-cancelable operating lease agreements that provide for the payment of a proportionate share of property taxes, insurance and other maintenance expenses. These leases also may include scheduled rent increases and renewal options. Rental expense for these operating leases for the years ended December 31, 2000, 1999 and 1998, was $18.1 million, $11.1 million and $6.4 million, respectively.

     Future minimum lease commitments at December 31, 2000, under cancelable and non-cancelable operating leases are as follows:

    2001                                            $      18,528
    2002                                                   15,849
    2003                                                   12,354
    2004                                                   11,014
    2005                                                    8,650
    Thereafter                                             39,027
                                                    -------------
       Total minimum lease payments                 $     105,422
                                                    =============


     We are a party to various legal proceedings resulting from the ordinary business activities relating to our operations. In July 2000 an Amended Complaint was filed in Hennepin County Court in Minneapolis, Minnesota against Metris Companies Inc., Metris Direct, Inc. and Direct Merchants Bank. The complaint seeks damages in unascertained amounts and purports to be a class action complaint on behalf of all cardholders who were issued a credit card by Direct Merchants Bank and were allegedly assessed fees or charges that the cardholder did not authorize. Specifically, the complaint alleges violations of the Minnesota Prevention of Consumer Fraud Act, the Minnesota Deceptive Trade Practices Act and breach of contract. We filed our answer to the complaint in August 2000. To date, the complaint has not been certified as a class action claim. We believe we have numerous substantive legal defenses to these claims and are prepared to vigorously defend the case. There can be no assurance that defense or resolution of these matters will not have a material adverse effect on our financial position.

     Direct Merchants Bank's activities as a credit card lender are subject to regular review and examination by federal regulators to assess compliance with various federal consumer protection laws. Regulators are authorized to impose penalties for violations of these laws and, in certain cases, to order Direct Merchants Bank to pay restitution to injured cardholders.

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTED PAYMENTS

     In the normal course of business, we enter into agreements, or are subject to regulatory requirements, that result in cash, debt and dividend or other capital restrictions.

     The Federal Reserve Act imposes various legal limitations on the extent to which banks can finance or otherwise supply funds to their affiliates. In particular, Direct Merchants Bank is subject to certain restrictions on any extensions of credit to or other covered transactions, such as certain purchases of assets, with us and our affiliates. Such restrictions limit Direct Merchants Bank's ability to lend to us and our affiliates. Additionally, Direct Merchants Bank is limited in its ability to declare dividends to us in accordance with the national bank dividend rules.

     Direct Merchants Bank is subject to certain capital adequacy guidelines adopted by the Office of the Comptroller of Currency. At December 31, 2000 and 1999, Direct Merchants Bank's Tier 1 risk-based capital ratio, risk-based total capital ratio and Tier 1 leverage ratio exceeded the minimum required capital levels, and Direct Merchants Bank was considered a "well-capitalized" depository institution under regulations of the OCC.

     We are also bound by restrictions set forth in the indentures related to the Senior Notes dated November 7, 1997, and July 15, 1999. Pursuant to those indentures, we may not make dividend payments in the event of a default or if all such restricted payments would exceed 25% of our aggregate cumulative net income.

NOTE 14 - CONCENTRATIONS OF CREDIT RISK

     A concentration of credit risk is defined as significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions. We are active in originating credit card loans throughout the United States, and no individual or group had a significant concentration of credit risk at December 31, 2000 or 1999. The following table details the geographic distribution of our retained, sold and managed credit card loans:

                                     Retained       Sold       Managed
                                     --------       ----       -------
At December 31, 2000
--------------------
California .......................  $  404,947   $  765,909   $1,170,856
Texas ............................     273,187      516,701      789,888
New York .........................     261,192      494,015      755,207
Florida ..........................     238,972      451,988      690,960
Ohio .............................     129,958      245,801      375,759
Illinois .........................     128,650      243,326      371,976
Pennsylvania .....................     104,911      198,427      303,338
All others .......................   1,661,067    3,154,057    4,815,124
                                    ----------   ----------   ----------
   Total .........................  $3,202,884   $6,070,224   $9,273,108
                                    ==========   ==========   ==========


                                     Retained       Sold        Managed
                                     --------       ----        -------
At December 31, 1999
--------------------
California .......................  $  224,359   $  702,254   $  926,613
Texas ............................     158,760      496,927      655,687
New York .........................     134,087      419,700      553,787
Florida ..........................     131,960      413,043      545,003
Ohio .............................      73,313      229,473      302,786
Illinois .........................      66,947      209,546      276,493
Pennsylvania .....................      56,025      175,363      231,388
All others .......................     917,558    2,872,007    3,789,565
                                    ----------   ----------   ----------
   Total .........................  $1,763,009   $5,518,313   $7,281,322
                                    ==========   ==========   ==========

     We target our consumer lending products primarily to moderate-income consumers. Primary risks associated with lending to this market are that they may be more sensitive to future economic downturn, which may make them more likely to default on their obligations.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     We have estimated the fair value of our financial instruments in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Financial instruments include both assets and liabilities, whether or not recognized in our consolidated balance sheets, for which it is practicable to estimate fair value. Additionally, certain intangible assets recorded on the consolidated balance sheets, such as purchased credit card relationships, and other intangible assets not recorded on the consolidated balance sheets (such as the value of the credit card relationships for originated loans and the franchise values of our various lines of business) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. We believe there is substantial value associated with these assets based on current market conditions, including the purchase and sale of such assets. Accordingly, the aggregate estimated fair value amounts presented do not represent the entire underlying value of the Company.

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

 Net retained interests in loans securitized and net credit card loans

     Securitized credit card loans are originated with variable rates of interest that adjust with changing market interest rates. Thus, the carrying value of the retained interest in the loans securitized, less the allowance for loan losses, approximates fair value. This valuation does not include the value that relates to estimated cash flows generated from new loans from existing customers over the life of the cardholder relationship. Accordingly, the aggregate fair value of the credit card loans does not represent the underlying value of the established cardholder relationships.

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

Interest rate cap, floor and swap agreements

     The fair values of interest rate cap, floor and swap agreements were obtained from dealer quoted prices. These values generally represent the estimated amounts we would receive or pay to terminate the agreements at the reporting dates, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Other securitization assets

     For other securitization assets, the carrying amount is a reasonable estimate of the fair value, due to their short-term nature.

Debt

     We make short-term borrowings with variable rates of interest that adjust with changing market interest rates. Thus, carrying value approximates fair value.

     We obtain the fair value of long-term debt from quoted market yields, when available.

Deposits

     The fair value for fixed rate certificates of deposit are estimated based on quoted market prices of comparable instruments.

     The estimated fair values of our financial instruments are summarized as follows:

                                                              At December 31,
                                                              ---------------
                                                      2000                       1999
                                                      ----                       ----

                                              Carrying    Estimated      Carrying    Estimated
                                               Amount     Fair Value      Amount     Fair Value
                                               ------     ----------      ------     ----------
Cash and cash equivalents ................   $  521,440   $  521,440   $  194,433   $  194,433
Accrued interest and fees receivable......       30,531       30,531       17,704       17,704
Credit card loans, net ...................    1,056,080    1,056,080      133,608      133,608
Securitization assets:
   Retained interest in loans securitized,
   net ...................................    1,382,829    1,382,829    1,010,373    1,010,373
   Interest rate cap agreements ..........       39,365       15,468       27,113       34,526
   Interest rate floor agreements ........           --           --           23            6
   Interest-only strip ...................           --           --           --           --
   Other .................................      147,329      147,329      216,842      216,842
Interest rate swap agreements ............           --        2,716           --           --
Debt .....................................      356,066      327,917      345,012      346,218
Deposits .................................    2,106,199    2,109,690      775,381      775,381

     We have performed an analysis of the fair market value by discounting future cash flows of the trust and each of the conduits at rates which we believe to be consistent with those that would be used by an independent third party. However, because there is no active market for this, the fair values presented may not be indicative of the value negotiated in an actual sale. The future cash flows used to estimate fair value are limited to the securitized receivables that exist at year end and does not reflect the value associated with future receivables generated by cardholder activity.

     The significant assumptions used at year end for estimating the fair value of the retained interest in loans securitized and related interest-only strip are as follows:

                                                  At December 31,

                                                  2000    1999
                                                  ----    ----

Annual discount rate(1) ........................   15%   15%/12%
Monthly payment rate ...........................    7%        7%
Net interest rate spread(2) ....................   14%       14%
Annual principal and finance charge
     default rate ..............................   16%       17%

(1) The 1999 discount rate for retained interests was 15% and interest-only strip was 12%.

(2) Weighted average Annual Percentage Rate (APR) minus weighted average cost of funds.

     At December 31, 2000, the sensitivity of the current fair value to immediate 10 percent and 20 percent adverse changes are as follows (in millions):

                                                  Impact on Fair Value
                                                  --------------------
                                         10% adverse change   20% adverse change
                                         ------------------   ------------------

Annual discount rate ...................      $ 13                 $ 26
Monthly payment rate ...................        22                   47
Net interest rate spread ...............       109                  212
Annual principal and finance charge
     default rate ......................       141                  278


     The actual life-to-date annual principal and finance charge default rates for loans securitized are as follows:

       December 31, 2000 .........       13%
       December 31, 1999 .........       13%
       December 31, 1998 .........       12%

     We believe these sensitivity analyses do not accurately reflect the potential impact on the asset values as they do not consider potential offsetting positive impacts that would occur in the portfolio.

NOTE 16- DERIVATIVE FINANCIAL INSTRUMENTS

     We enter into interest rate cap, floor and swap agreements to hedge the cash flow and earnings impact of fluctuating market interest rates on the spread between the floating rate loans and the floating and fixed rate debt issued to fund the loans. In connection with the issuance of term asset-backed securities by the trust, we enter into term interest rate cap agreements with highly rated bank counterparties to effectively cap the potentially negative impact to us from increases in the floating interest rate of the securities. We also enter into interest rate swap agreements to hedge the fair value of a portion of our fixed rate deposits. These interest rate agreements are for original terms ranging from two to ten years and will terminate between February 2002 and January 2010.

                     Notional Amounts of Interest Rate Swap,
                   Cap and Floor Agreements Purchased and Sold
                   -------------------------------------------


                                              Weighted-               Weighted-
Year Ended December 31,                        Average                 Average
                                              Interest                 Interest
(Dollars in thousands)             2000         Rate        1999         Rate
                                   ----         ----        ----         ----
Interest rate swap
    agreements:
     Beginning balance .....    $       --        --      $       --        --
     Additions .............       249,000      7.0%              --        --
     Maturities/terminations            --        --              --        --
                                ----------                ----------
     Ending balance ........    $  249,000      7.0%      $       --        --
                                ==========                ==========
Interest rate caps:
   Beginning balance .......    $4,213,021      9.4%      $2,393,021      8.7%
     Additions .............     1,260,774      8.5%       2,460,000      9.5%
     Maturities/terminations       354,167      9.1%         640,000      7.4%
                                ----------                ----------
     Ending balance ........    $5,119,628      9.2%      $4,213,021      9.4%
                                ==========                ==========

Interest rate floor:
     Beginning balance .....    $   58,333      6.2%      $  467,367      6.2%
     Additions .............            --        --              --        --
     Maturities/terminations        58,333      6.2%         409,034      6.2%
                                ----------                ----------
     Ending balance ........    $       --        --      $   58,333      6.2%
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

NOTE 17 - SEGMENTS

     We operate in two principal areas: consumer lending products and enhancement services. Our consumer lending products are primarily unsecured and secured credit cards, including the Direct Merchants Bank MasterCard(R) and Visa(R). Our credit card accountholders include customers obtained from third-party lists and other customers for whom general credit bureau information is available.

     We market our enhancement services, including (i) debt waiver protection for unemployment, disability and death, (ii) membership programs such as card registration, purchase protection and other club memberships, and (iii) third-party insurance, directly to our credit card customers and customers of third parties. We currently administer our extended service plans sold through a third-party retailer, and the customer pays the retailer directly. In addition, we develop customized targeted mailing lists from information contained in our databases for use by unaffiliated companies in their own product solicitation efforts that do not directly compete with our efforts.

     We have presented the segment information reported below on a managed basis. We use this basis to review segment performance and to make operating decisions. To do so, the income statement and balance sheet are adjusted to reverse the effects of securitizations. Presentation on a managed basis is not in conformity with generally accepted accounting principles. The elimination column in the segment table includes adjustments to present the information on an owned basis as reported in the financial statements of this annual report.

     We do not allocate the expenses, assets and liabilities attributable to corporate functions to the operating segments, such as employee compensation, data processing services and communications, third-party servicing expenses, and other expenses including occupancy, depreciation and amortization, professional fees, and other general and administrative expenses. We include these expenses in the reconciliation of the income before income taxes (and cumulative effect of accounting change and extraordinary loss) for the reported segments to the consolidated total. We do not allocate capital expenditures for leasehold improvements, capitalized software and furniture and equipment to operating segments. There were no operating assets located outside of the United States for the periods presented.

     Our enhancement services operating segment pays a fee to the consumer lending products segment for successful marketing efforts to the consumer lending products segment's cardholders at a rate similar to those paid to our other third parties. Our enhancement services segment reports interest income and the consumer lending products segment reports interest expense at our weighted average borrowing rate for the excess cash flow generated by the enhancement services segment and used by the consumer lending products segment to fund the growth of cardholder balances.

                                                                     2000
                                                                     ----

                                       Consumer
                                       Lending          Enhancement
                                       Products          Services          Reconciliation (a)    Consolidated
                                       --------          --------          ------------------    ------------
Interest
  income .......................      $ 1,596,352      $    11,848          $(1,103,422)(b)      $   504,778
Interest expense ...............          533,325               --             (400,319)(b)          133,006
                                      -----------      -----------          -----------          -----------
Net interest
  income .......................        1,063,027           11,848             (703,103)             371,772
Other revenue ..................          494,155          266,200              173,432              933,787
Total revenue ..................        2,090,507          278,048             (929,990)           1,438,565
Income before
  income taxes and
  cumulative effect
  of accounting change..........          560,772 (c)      176,756 (c)         (414,617)(d)          322,911
Total assets ...................      $ 9,013,828      $   154,236          $(5,432,039)(e)      $ 3,736,025

                                                                     1999
                                                                     ----

                                       Consumer
                                       Lending          Enhancement
                                       Products          Services          Reconciliation (a)    Consolidated
                                       --------          --------          ------------------    ------------
Interest
    income .....................      $1,163,663       $    4,649         $  (932,143) (b)       $  236,169
Interest expense ...............         340,066               --            (284,225) (b)           55,841
                                      ----------       ----------         -----------            ----------
Net interest
  income .......................         823,597            4,649            (647,918)              180,328
Other revenue ..................         368,500          175,091              80,181               623,772
Total revenue ..................       1,532,163          179,740            (851,962)              859,941
Income before
  income taxes and
  extraordinary loss ...........         392,453 (c)      100,646 (c)        (301,783) (d)          191,316
Total assets ...................      $7,190,903       $  116,106         $(5,261,927) (e)       $2,045,082



















                                       63

                                                                     1998
                                                                     ----

                                       Consumer
                                       Lending          Enhancement
                                       Products          Services          Reconciliation (a)    Consolidated
                                       --------          --------          ------------------    ------------
Interest
    income .....................      $  740,768      $    2,754          $  (630,311) (b)       $  113,211
Interest expense ...............         237,710              --             (207,197) (b)           30,513
                                      ----------      ----------           ----------            ----------
Net interest
  income .......................         503,058           2,754             (423,114)               82,698
Other revenue ..................         239,597         109,123              (33,240)              315,480
Total revenue ..................         980,365         111,877             (663,551)              428,691
Income before
  income taxes .................         188,148 (c)      73,279 (c)         (168,179) (d)           93,248
Total assets ...................      $5,375,925      $   58,052          $(4,488,258) (e)       $  945,719

(a) The reconciliation column includes: intercompany eliminations; amounts not allocated to segments; and adjustments to the amounts reported on a managed basis to reflect the effects of securitization.

(b) The reconciliation to consolidated owned interest income and interest expense includes the elimination of $11.8 million, $4.6 million and $2.8 million of intercompany interest received by the enhancement services segment from the consumer lending products segment for 2000, 1999 and 1998, respectively.

(c) Income before income taxes, extraordinary loss and cumulative effect of accounting change, includes intercompany commissions paid by the enhancement services segment to the consumer lending products segment for successful marketing efforts to consumer lending products cardholders of $18.3 million, $6.7 million and $3.3 million for 2000, 1999 and 1998, respectively.

(d) The reconciliation to the owned income before income taxes, extraordinary loss and cumulative effect of accounting change, includes: unallocated costs related to employee compensation; data processing and communications; third-party servicing expenses; and other expenses. The majority of these expenses, although not allocated for the internal segment reporting used by management, relate to the consumer lending products segment.

(e) Total assets include the assets attributable to corporate functions not allocated to operating segments and the removal of investors' interests in securitized loans to present total assets on an owned basis.


NOTE 18 - DEBT AND DEPOSITS

     During July of 2000, we amended and restated our credit facility. The amended credit facility consists of a $170 million revolving credit facility and a $100 million term loan which mature in July 2003. At December 31, 2000 and 1999, we had outstanding borrowings of $100 million under the term loan facility with weighted-average interest rates of 9.9% and 8.7%, respectively. At December 31, 2000, we were in compliance with all financial covenants under these agreements.

     We have $150 million of 10.125% Senior Notes due 2006 outstanding. These Senior Notes were issued at a discount of $6.3 million to yield an effective interest rate of 11%. The Senior Notes due 2006 and credit facility are unconditionally guaranteed on a senior basis, jointly and severally, by Metris Direct, Inc. and Metris Recovery Services, Inc. (the "Guarantors"), and all of our future subsidiaries that guarantee any of our indebtedness. The guarantee is an unsecured obligation of the Guarantor and ranks equally with all existing and future unsubordinated indebtedness. We also have $100 million of 10% Senior Notes due 2004 outstanding with terms and conditions substantially similar to the Senior Notes due 2006. We also have approximately $0.9 million of debt with local governments to support growth in those areas.

     Our debt outstanding as of December 31, 2000, matures as follows:

      2001             $    362
      2002                1,197
      2003              100,434
      2004              100,476
      2005                8,543
      Thereafter        145,054
                       --------
           Total       $356,066
                       ========

     Direct Merchants Bank issues certificates of deposit of $100,000 or more. As of December 31, 2000 and 1999, $2.1 billion and $0.8 billion of CDs were outstanding with original maturities ranging from three months to five years and three months to three years, respectively. These CDs pay fixed interest rates ranging from 5.4% to 7.6% and 5.2% to 6.6% at December 31, 2000 and 1999, respectively.

     Our CDs outstanding as of December 31, 2000 and 1999, mature as follows:

                                   2000                  1999
                                   ----                  ----

Three months or less ...  $  359,860    17.3%   $  126,100    16.6%
Over three months
     through twelve
     months ............   1,214,288    58.3%      417,100    55.0%
Over one year through
     three years .......     467,652    22.5%      215,300    28.4%
Over three years .......      39,464     1.9%           --      --
                          ----------   -----    ----------   -----
Total certificates of
     deposits ..........  $2,081,264   100.0%   $  758,500   100.0%
                          ==========   =====    ==========   =====

     We have various subsidiaries which have not guaranteed the Senior Notes or credit facility. We have prepared condensed consolidating financial statements of the Company, the Guarantor subsidiaries and the non-guarantor subsidiaries for purposes of complying with SEC reporting requirements. Such financial statements are included in Note 18 of our consolidated financial statements included in our Annual Report on Form 10-K filed with the SEC.

                     Metris Companies Inc. and Subsidiaries
     Summary of Consolidated Quarterly Financial Information and Stock Data
            (Dollars in thousands, expect per-share data) (unaudited)

                                             2000
                                             ----

                             Fourth      Third     Second      First
                             Quarter    Quarter    Quarter    Quarter
                             -------    -------    -------    -------
Summary of Operations:
Interest Income .........   $156,378   $134,840   $115,759   $ 97,801
Interest Expense ........     44,722     35,394     28,782     24,108
                            --------   --------   --------   --------
Net Interest Income .....    111,656     99,446     86,977     73,693
Provision for Loan
     Losses .............     91,290    110,936     98,215     87,793
Other Operating Income ..    214,663    239,629    238,023    241,472
Other Operating Expense .    156,475    149,649    148,167    140,123
                            --------   --------   --------   --------
Income Before Income
     Taxes and
     Cumulative
     Effect of Accounting
     Change .............     78,554     78,490     78,618     87,249
Income Taxes ............     29,999     30,130     30,338     33,853
                            --------   --------   --------   --------
Income Before Cumulative
     Effect of
     Accounting
     Change .............     48,555     48,360     48,280     53,396
Cumulative Effect of
     Accounting Change
     (Net of Income Taxes
     of $2,180) .........         --         --         --      3,438
                            --------   --------   --------   --------
Net Income ..............     48,555     48,360     48,280     49,958
Preferred Stock Dividends      8,220      8,036      7,770      7,598
                            --------   --------   --------   --------
Net Income Applicable to
    Common Stockholders..   $ 40,335   $ 40,324   $ 40,510   $ 42,360
                            ========   ========   ========   ========

Per Common Share:
Earnings per Share:
     Basic (1) ..........   $   0.65   $   0.66   $   0.69   $   0.73
     Diluted (1) ........       0.52       0.52       0.53       0.55
Shares used to Compute
     EPS (000's):
     Basic ..............     62,151     61,293     58,838     57,963
     Diluted ............     93,731     93,444     91,568     90,658
Cash Dividends ..........   $  0.010   $  0.010   $  0.007   $  0.007
Market Prices:
     High ...............   $  42.25   $  42.56   $  29.81   $  26.71
     Low ................      22.81      25.13      22.00      14.83
     Close ..............      26.31      39.50      25.14      25.92

(1) Earnings per share for the first quarter reflects the $3.4 million one-time, non-cash accounting impact from the adoption of SAB 101 for our debt waiver products.

                                            Metris Companies Inc. and Subsidiaries
                               Summary of Consolidated Quarterly Financial Information and Stock Data
                                      (Dollars in thousands, expect per-share data) (unaudited)

                                                                               1999
                                                                               ----

                                                            Fourth       Third       Second        First
                                                            Quarter     Quarter      Quarter      Quarter
                                                            -------     -------      -------      -------
Summary of Operations:
Interest Income .......................................   $  82,835    $  67,935    $  43,536    $  41,863
Interest Expense ......................................      20,680       15,725       10,061        9,375
                                                          ---------    ---------    ---------    ---------
Net Interest Income ...................................      62,155       52,210       33,475       32,488
Provision for Loan Losses .............................      52,675       67,052       15,764       39,309
Other Operating Income ................................     176,538      172,081      138,152      137,001
Other Operating Expense ...............................     129,569      105,527      108,068       94,820
                                                          ---------    ---------    ---------    ---------
Income Before Income Taxes
     and Exraordinary Loss ............................      56,449       51,712       47,795       35,360
Income Taxes ..........................................      22,411       20,529       19,293       13,720
                                                          ---------    ---------    ---------    ---------
Income Before Extraordinary
     Loss..............................................      34,038       31,183       28,502       21,640
Extraordinary Loss from
      Early Extinguishment of Debt ....................          --           --       50,808          --
                                                          ---------    ---------    ---------    ---------
Net Income (Loss) .....................................      34,038       31,183      (22,306)      21,640
Preferred Stock
     Dividends ........................................       7,431        7,182        5,448        4,525
Adjustment for the
     Retirement of Series
     B Preferred Stock  ...............................          --           --      101,615           --
                                                          ---------    ---------    ---------    ---------
Net Income (Loss)
     Applicable to
     Common Stockholders ..............................   $  26,607    $  24,001    $(129,369)   $  17,115
                                                          =========    =========    =========    =========

Per Common Share:
Earnings (Loss) per Share:
     Basic (1).........................................   $    0.46    $    0.41    $    2.24    $    0.30
     Diluted (1) ......................................        0.39         0.36         2.24         0.28

Shares used to Compute
     EPS (000's):
     Basic ............................................      57,898       57,878       57,856       57,789
     Diluted (2) ......................................      87,623       87,115       57,856       60,397
Cash Dividends ........................................   $   0.007    $   0.003    $   0.003    $   0.003
Market Prices:
     High .............................................   $   25.88    $   30.75    $   27.17    $   17.95
     Low ..............................................       17.04        16.59        13.50        12.67
     Close ............................................       23.79        19.67        27.17        13.46

(1) Earnings per share for the second quarter reflect the $152.4 million one-time, non-cash accounting impact from the issuance of the Series C Convertible Preferred Stock extinguishing the Series B Preferred, the 12% Senior Notes and the ten-year warrants which reduced EPS by $2.59.

(2) There were options and convertible preferred stock outstanding in the second quarter to purchase 3.6 million and 9.3 million common shares, respectively. These potential common shares have been excluded from the computation of diluted earnings per share for the second quarter because their inclusion would have been anti-dilutive.

Stock Data

     The Company's common stock, which is traded under the symbol "MXT," has been listed on the New York Stock Exchange since May 7, 1999. Prior to its listing on the New York Stock Exchange, the Company's common stock traded under the symbol "MTRS" on the Nasdaq Stock Market since the initial public offering on October 25, 1996. As of March 7, 2001, there were 359 holders of record and approximately 16,000 beneficial holders of the Company's common stock.

BOARD OF DIRECTORS

Ronald N. Zebeck
Chairman and Chief Executive Officer
Metris Companies Inc.

Lee R. Anderson, Sr.
Chairman and CEO
API Group, Inc.

C. Hunter Boll
Managing Director
Thomas H. Lee Partners, L.P.

John A. Cleary
President
John Cleary Enterprises

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partners, L.P.

David V. Harkins
President
Thomas H. Lee Partners, L.P.

Walter M. Hoff
Chief Executive Officer
NDC Health Information Services

Thomas H. Lee
General Partner
Thomas H. Lee Partners, L.P.

Derek V. Smith
President and CEO
ChoicePoint, Inc.

Edward B. Speno
Retired, Former Executive Vice President
Credit Card Service Corporation

Frank D. Trestman
President
Trestman Enterprises

Audit Committee

Frank D. Trestman,
Chairman
Walter M. Hoff
Derek V. Smith
Edward B. Speno

Compensation Committee

John A. Cleary, Chairman
Lee R. Anderson, Sr.
David V. Harkins
Frank D. Trestman

EXECUTIVE OFFICERS

Ronald N. Zebeck
Chairman and Chief Executive Officer

David D. Wesselink
Vice Chairman

Douglas L. Scaliti
President, Chief Operating Officer, Enhancement Products

Jean C. Benson
Executive Vice President, Finance, Corporate Controller

Joseph A. Hoffman
Executive Vice President, Consumer Credit Card Marketing/Operations

Matthew S. Melius
Executive Vice President, Portfolio Marketing

David R. Reak
Executive Vice President, Risk Management/Recovery

Benson Woo
Chief Financial Officer

Ralph A. Than
Senior Vice President, Treasurer

Lorraine E. Waller
Senior Vice President, General Counsel and Secretary

OTHER OFFICERS

Patrick J. Fox
Executive Vice President, Business Development

Jon Mendel
Executive Vice President, Human Resources

CORPORATE INFORMATION
Corporate Offices

Executive Offices
10900 Wayzata Blvd., Minnetonka, Minnesota 55305-1534
(952) 525-5020
www.metriscompanies.com

Direct Merchants Credit Card Bank, National Association
6909 East Greenway Parkway
Scottsdale, Arizona 85254

Annual Meeting

Wednesday, May 9, 2001 10 a.m., Metris Executive Offices, 10900 Wayzata Blvd., Minnetonka, Minnesota 55305-1534

Stock Listing

New York Stock Exchange
Stock Symbol: MXT

Independent Auditors
KPMG LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Computershare Investor Services
Chicago, Illinois

Form 10-K A copy of the Company's Annual Report on Form 10-K may be obtained free of charge from the Company's Investor Relations contact:

Mark Van Ert
Vice President Investor Relations
Phone:  (952) 525-5092
Fax:    (952) 593-4733
mark.van.ert@
metriscompanies.com